Exhibit 99.1

CHINA FUNDAMENTAL ACQUISITION CORPORATION

Room 2301, World-Wide House
19 Des Voeux Road, Central, Hong Kong

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS OF
CHINA FUNDAMENTAL ACQUISITION CORPORATION

To the Shareholders of China Fundamental Acquisition Corporation (“CFAC”):

You are cordially invited to attend a special meeting of the shareholders of China Fundamental Acquisition Corporation, or CFAC, relating to the proposed acquisition by CFAC of all of the outstanding shares of the parent and associated companies of Beijing Wowjoint Machinery Co., Ltd. (collectively “Wowjoint”), one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, bridges and viaducts in China, by CFAC, which will be held at 8:00 a.m., eastern time, on February 12, 2010, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Izumi Garden Tower 21st Floor, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6021, Japan.

At this important meeting, you will be asked to consider and vote upon the following proposals:

•
to approve the proposed acquisition by CFAC of all of the outstanding shares of Wowjoint and the transactions contemplated by the Share Purchase Agreement dated November 30, 2009 (the “Share Purchase Agreement”), by and among CFAC, Wowjoint and shareholders of Wowjoint;

•	to approve the change of corporate name to Wowjoint Holdings Limited as a result of the acquisition;

•	to approve the second amended and restated CFAC’s articles of association to remove certain provisions that are no longer applicable to CFAC after the acquisition;

•	to approve by ordinary resolution the appointment of board of directors of Mr. Yabin Liu, Mr. Fude Zhang, Mr. Jibing Li and Mr. Chun Liu; and

•	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The affirmative vote of a majority of the shares of CFAC’s ordinary shares issued in CFAC’s initial public offering that are present in person or by proxy and entitled to vote at the meeting is required to approve the acquisition proposal. In addition, each CFAC shareholder that holds ordinary shares issued in CFAC’s initial public offering or purchased following such offering in the open market has the right to vote against the acquisition proposal and, at the same time, demand that CFAC redeem such shareholder’s shares into cash equal to a pro rata portion, or $7.9666 per share plus interest, of the trust account in which $33,908,250, the net proceeds of CFAC’s initial public offering, is deposited. If the acquisition is not completed, then your shares will not be converted to cash at this time, even if you so elected. However, if the holders of 1,489,687 or more ordinary shares issued in CFAC’s initial public offering, an amount equal to 35% or more of the total number of shares issued in the initial public offering, vote against the acquisition and demand conversion of their shares into a pro rata portion of the trust account, then CFAC will not be able to consummate the acquisition. CFAC’s initial shareholders, including all of its directors and officers and their affiliates, who purchased ordinary shares prior to CFAC’s initial public offering and presently own an aggregate of approximately 1,064,062 of the outstanding CFAC ordinary shares, have agreed to vote such shares acquired prior to the public offering (approximately 20% of the outstanding ordinary shares) in accordance with the vote of the majority in interest of all other CFAC shareholders on the acquisition proposal. The initial shareholders of CFAC, including all of its directors and officers and their affiliates, are entitled to vote the shares acquired by them in or subsequent to the initial public offering as they see fit and have indicated that they will vote the shares acquired by them in or subsequent to the initial public offering, representing approximately 20% of the outstanding ordinary shares, in favor of the acquisition proposal.

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Upon the closing of the transactions contemplated in the Share Purchase Agreement, CFAC will acquire 100% of the issued and outstanding shares of Wowjoint in exchange for an aggregate of 5,700,000 CFAC ordinary shares. Upon consummation of the acquisition, CFAC will change its name to Wowjoint Holdings Limited.

Immediately after completion of the acquisition, if no shareholder exercises his or her redemption rights, CFAC’s public shareholders will own approximately 38.6% (assuming no CFAC warrants are exercised), CFAC’s initial shareholders, including its officers and directors, will own approximately 9.7% and former Wowjoint shareholders will own approximately 51.7% of the combined company. Following the acquisition, the officers and directors of CFAC and Wowjoint combined will beneficially own approximately 43.9% of the combined company’s ordinary shares.

CFAC’s ordinary shares, warrants and units are listed on the OTC Bulletin Board under the symbols CFQCF, CFQWF and CFQUF, respectively. The securities of Wowjoint are not currently listed or quoted. CFAC intends to apply to have its securities listed on the Nasdaq Global Market, although there can be no assurance that its proposed listing will be approved by Nasdaq.

If the acquisition proposal is approved, CFAC’s name will be changed to Wowjoint Holdings Limited upon consummation of the acquisition.

After careful consideration of all relevant factors, the board of directors of CFAC has determined the foregoing proposals are fair to and in the best interests of CFAC and its shareholders. The board of directors of CFAC unanimously recommends that you vote or give instruction to vote “FOR” adoption of each of them.

Enclosed is a notice of special meeting and proxy statement containing detailed information concerning the acquisition, the other proposals and the meeting. Whether or not you plan to attend the special meeting, we urge you to read this material carefully and vote your shares. I look forward to seeing you at the meeting.

Sincerely,

Hope Ni
Chairman of the Board

YOUR VOTE IS IMPORTANT. WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING OR NOT, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENVELOPE PROVIDED.

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China Fundamental Acquisition Corporation
Room 2301, World-Wide House
19 Des Voeux Road, Central, Hong Kong

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 12, 2010

TO THE SHAREHOLDERS OF CHINA FUNDAMENTAL ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that, a special meeting of shareholders, including any adjournments or postponements thereof, of China Fundamental Acquisition Corporation, a Cayman Islands corporation, will be held at 8:00 a.m. eastern time, on February 12, 2010, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Izumi Garden Tower 21st Floor, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6021, Japan, for the following purposes:

•
to consider and vote upon a proposal to acquire all of the outstanding shares of the parent and associated companies of Wowjoint and the transactions contemplated by the Share Purchase Agreement dated November 30, 2009, by and among CFAC, Wowjoint and shareholders of Wowjoint;

•	to approve the second amended and restated CFAC’s articles of association to remove certain provisions that are no longer applicable to CFAC after the acquisition;

•	to consider and vote upon a proposal to change CFAC’s corporate name to Wowjoint Holdings Limited as a result of the acquisition;

•	to approve by ordinary resolution the appointment of board of directors of Mr. Yabin Liu, Mr. Fude Zhang, Mr. Jibing Li and Mr. Chun Liu; and

•	to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

Pursuant to CFAC’s Memorandum and Articles of Association, CFAC is required to obtain shareholder approval of the acquisition. CFAC’s initial shareholders have agreed to vote the 1,064,062 ordinary shares of CFAC owned by them prior to CFAC’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in CFAC’s initial public offering. The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

The board of directors has fixed the close of business on January 15, 2010 as the date for which CFAC shareholders are entitled to receive notice of, and to vote at, the CFAC special meeting and any adjournments or postponements thereof. Only the holders of record of CFAC ordinary shares on that date are entitled to have their votes counted at the CFAC special meeting and any adjournments or postponements thereof.

CFAC will not transact any other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement by CFAC’s board of directors.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a shareholder of record of CFAC ordinary shares, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares, or you may cast your vote in person at the special meeting by obtaining a legal proxy from your brokerage firm or bank. Your failure to vote or instruct your broker or bank how to vote will have the same effect as voting against the acquisition proposal and will have no effect on the vote to approve the proposals to amend CFAC’s Memorandum and Articles of Association, regarding the election of directors, or regarding the adjournment.

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The board of directors of CFAC unanimously recommends that you vote “FOR” the adoption of each proposal.

By Order of the Board of Directors,

Hope Ni
Chairman of the Board
January 13, 2010

TABLE OF CONTENTS
Page

SUMMARY OF THE MATERIAL TERMS OF THE ACQUISITION	1
QUESTIONS AND ANSWERS ABOUT THE PROPOSALS	2
SUMMARY	6
RISK FACTORS	18
FORWARD-LOOKING STATEMENTS	44
PRICE RANGE OF SECURITIES AND DIVIDENDS	46
THE CFAC SPECIAL MEETING	48
THE ACQUISITION PROPOSAL	54
THE SHARE PURCHASE AGREEMENT	63
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION	72
PROPOSAL TO ELECT DIRECTORS	77
PROPOSAL TO CHANGE NAME TO WOWJOINT HOLDINGS LIMITED	78
PROPOSAL TO AMEND CFAC’S AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REMOVE CERTAIN PROVISIONS THAT ARE NO LONGER APPLICABLE TO CFAC	79
INDUSTRY OVERVIEW	80
INFORMATION ABOUT WOWJOINT	83
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF WOWJOINT	91
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WOWJOINT	93
INFORMATION ABOUT CFAC	102
CFAC SELECTED FINANCIAL INFORMATION	106
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CFAC	107
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	113
DIRECTORS, MANAGEMENT, CORPORATE GOVERNANCE AND COMPENSATION	120
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	130
BENEFICIAL OWNERSHIP OF SECURITIES	132
SECURITIES ELIGIBLE FOR FUTURE SALE	138
DESCRIPTION OF CFAC’S SECURITIES	140
EXPERTS	151
LEGAL MATTERS	151
WHERE YOU CAN FIND MORE INFORMATION	152
INDEX TO FINANCIAL STATEMENTS	153

ANNEXES

Annex A—Share Purchase Agreement	A-1
Annex B—Second Amended and Restated Memorandum and Articles of Association	B-1

If you would like additional copies of this proxy, or if you have questions about the acquisition, you should contact:

Karen Smith Advantage Proxy 24925 13th Place South Des Moines, Washington 98198 206-870-8565

To obtain timely delivery of requested materials, shareholders must request the information no later than five business days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is February 5, 2010.

USE OF CERTAIN TERMS

Unless the context indicates otherwise in this proxy statement:

- all references to "Wowjoint" refer to Authentic Genius Limited (“AGL”) and its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”) and its variable interest entity ("VIE"), Beijing Wowjoint Machinery Co., Ltd. (“Beijing Wowjoint”) and Giant Nova Holdings Limited;

- all references to the "acquisition" refer to the purchase by CFAC of all of the outstanding shares of AGL and Giant Nova Holdings Limited;

- all references to the financial statements of Wowjoint, either audited or unaudited, refer to those of AGL and its consolidated subsidiary, BXFI and its variable interest entity, Beijing Wowjoint and Giant Nova Holdings Limited;

- all references to “PRC” or “China” refer to the People’s Republic of China; and

- all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This proxy statement contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were RMB6.80 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this proxy statement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 17, 2009, the cash buying rate announced by the Bank of China was RMB6.8281 to $1.00.

SUMMARY OF THE MATERIAL TERMS OF THE ACQUISITION

This proxy relates to the acquisition by CFAC of all of the outstanding shares of the parent and associated companies of Beijing Wowjoint, referred to in this proxy statement collectively as Wowjoint, resulting in Wowjoint becoming direct wholly owned subsidiaries of CFAC. The most material terms of the acquisition are as follows:

•
CFAC is a blank check company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business, or through contractual arrangements, that has its principal operations located in the People’s Republic of China. Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, bridges and viaducts. See the sections entitled “Information About CFAC” and “Information About Wowjoint.”

•	CFAC will acquire all the outstanding shares of Wowjoint.

•
The consummation of the transaction is subject to certain conditions including the approval of the transaction by CFAC’s shareholders and holders of fewer than 1,489,687 of CFAC’s public shares exercising certain redemption rights they possess. See the sections entitled “The CFAC Special Meeting” and “The Acquisition Proposal.”

•
Upon the closing of the transactions contemplated in the share purchase agreement, CFAC will acquire 100% of the issued and outstanding shares of the parent and associated companies of Wowjoint in exchange for an aggregate of 5,700,000 CFAC ordinary shares.

•	Upon consummation of the acquisition, CFAC will change its name to Wowjoint Holdings Limited.

•
It is a requirement that any business acquired by CFAC have a fair market value equal to at least 80% of the balance in the trust account at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of Wowjoint generally used to approve the transaction, CFAC’s board of directors determined that this requirement was met and exceeded. See the section entitled “The Acquisition Proposal—Satisfaction of 80% Test.”

•
Immediately after the acquisition all current CFAC shareholders together will own approximately 48.3% of the combined company, a reduction in percentage ownership of 51.7%. Current holders of CFAC’s publicly traded ordinary shares will own approximately 38.6%, a reduction in their percentage ownership of approximately 61.4%, assuming no shareholder exercises his or her redemption rights and assuming no CFAC warrants are exercised.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

What is being voted on?

•
The proposal is to approve the acquisition of Wowjoint pursuant to a share purchase agreement whereby CFAC will purchase all of the outstanding shares held by the shareholders of Wowjoint. CFAC refers to this proposal as the acquisition proposal.

•	to consider and vote upon a proposal to change its corporate name to Wowjoint Holdings Limited as a result of the acquisition. CFAC refers to this proposal as the name change proposal.

•	to approve by ordinary resolution the appointment of board of directors of Mr. Yabin Liu, Mr. Fude Zhang , Mr. Jibing Li and Mr. Chun Liu. CFAC refers to this proposal as the election proposal.

•	to approve the second amended and restated CFAC’s articles of association to remove certain provisions that are no longer applicable to CFAC after the acquisition; and

•	to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

Pursuant to CFAC’s Memorandum and Articles of Association, CFAC is required to obtain shareholder approval of the acquisition of Wowjoint.

Why is CFAC proposing the acquisition?

CFAC was organized to serve as a vehicle for the acquisition of an operating business in China. The transaction provides CFAC investors with a unique opportunity to participate in a China-based company which directly benefits from the ongoing development of China’s transportation infrastructure.

Why is CFAC proposing to elect four directors to its Board of Directors?

CFAC is proposing to elect four members to its board of directors in connection with the acquisition as provided in the share purchase agreement.

Why is CFAC proposing to amend its Memorandum and Articles of Association?

CFAC is proposing to amend its Memorandum and Articles of Association at the time of the acquisition to (1) change CFAC’s corporate name to Wowjoint Holdings Limited and (2) remove certain provisions that are no longer applicable to CFAC after the acquisition. These changes will reflect that CFAC would then be an operating company.

Are any proposals conditioned on the approval of the other proposals?

The proposals relating to the amendment of CFAC’s Memorandum and Articles of Association and the election of directors will not be effected, even if approved, if the proposal relating to the acquisition of Wowjoint is not approved. No other proposal is conditioned on the approval of any other proposal.

What vote is required in order to approve the acquisition proposal?

The approval of the acquisition of Wowjoint will require the affirmative vote of a majority of the shares of CFAC’s ordinary shares issued in CFAC’s initial public offering that are present in person or by proxy and entitled to vote at the meeting. Each CFAC shareholder who holds ordinary shares issued in CFAC’s initial public offering or purchased following such offering in the open market has the right to vote against the acquisition proposal and, at the same time, demand that CFAC convert such shareholder’s shares into cash equal to a pro rata portion of the trust account in which a substantial portion of the net proceeds of CFAC’s initial public offering is deposited. These shares will be converted into cash only if the acquisition is completed. Based on the amount of cash held in the trust account as of December 21, 2009, without taking into account any interest accrued, you will be entitled to convert each share of ordinary shares that you hold into approximately $7.9666, or $0.0334 less than the per-unit offering price of $8.00 for which you purchased units in the initial public offering. However, if the holders of 1,489,687 or more ordinary shares issued in CFAC’s initial public offering, an amount equal to 35% or more of the total number of shares issued in the initial public offering, vote against the acquisition and demand conversion of their shares into a pro rata portion of the trust account, then CFAC will not be able to consummate the acquisition. CFAC’s initial shareholders, including all of its directors and officers, who purchased ordinary shares prior to CFAC’s initial public offering and presently, together with their affiliates, own an aggregate of approximately 1,064,062 of the outstanding CFAC ordinary shares, have agreed to vote such shares acquired prior to the public offering (approximately 20% of the outstanding ordinary shares) in accordance with the vote of the majority in interest of all other CFAC shareholders on the acquisition proposal. No vote of the warrant holders is necessary to adopt the acquisition proposal, and CFAC is not asking the warrant holders to vote on the acquisition proposal.

What vote is required to adopt the amendments to the Memorandum and Articles of Association and to change CFAC’s name?

Approval of the amendments to the Memorandum and Articles of Association will require the affirmative vote of the holders of two-thirds of the votes cast by the shareholders at the meeting, provided that there is a quorum. However, proposals relating to the amendment of CFAC’s Memorandum and Articles of Association will not be effected, even if approved by shareholders in such manner, unless the acquisition proposal with Wowjoint is also approved and consummated.

What vote is required to elect the directors?

The election of each director will require the affirmative vote of the holders of a majority of the votes cast by the shareholders at the special meeting, provided that there is a quorum. However, the new directors will not be appointed and qualified as directors, even if approved by shareholders in such manner, unless the acquisition proposal with Wowjoint is also approved and consummated.

What will I receive in the acquisition?

Holders of CFAC ordinary shares will continue to hold the CFAC ordinary shares they currently own. CFAC is simply acquiring all of the outstanding shares of Wowjoint. The shareholders of Wowjoint will receive shares of CFAC in the acquisition.

How is CFAC paying for the acquisition?

CFAC will issue 5,691,450 of its ordinary shares in return for all of the outstanding shares held by the shareholders of Giant Nova Holdings Limited and issue 8,550 of its ordinary shares in return for all of the outstanding securities held by the shareholders of AGL. There is no cash payment for the acquisition.

Do I have redemption rights in connection with the acquisition?

If you hold ordinary shares issued in CFAC’s initial public offering, then you have the right to vote against the acquisition proposal and demand that CFAC redeem your ordinary shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of CFAC’s initial public offering are held. These rights to vote against the acquisition and demand redemption of the shares into a pro rata portion of the trust account are sometimes referred to herein as redemption rights.

If I have redemption rights, how do I exercise them?

If you wish to exercise your redemption rights, you must vote against the acquisition and, at the same time, demand that CFAC convert your shares into cash. If, notwithstanding your vote, the acquisition is completed, then you will be entitled to receive a pro rata share of the trust account in which a substantial portion of the net proceeds of CFAC’s initial public offering are held, including any interest earned thereon through the date of the special meeting. Based on the amount of cash held in the trust account as of December 21, 2009, without taking into account any interest accrued, you will be entitled to convert each share of ordinary shares that you hold into approximately $7.9666, or $0.0334 less than the per-unit offering price of $8.00 for which you purchased units in the initial public offering. If you exercise your redemption rights, then you will be exchanging your CFAC ordinary shares for cash and will no longer own these ordinary shares. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the acquisition and then tender your share certificate to CFAC. If you redeem your ordinary shares, you will still have the right to exercise the warrants received as part of the units. If the acquisition is not completed, then your shares will not be converted to cash at this time, even if you so elected.

Do CFAC shareholders have dissenter or appraisal rights under Cayman Islands law?

No.

What happens to the funds deposited in the trust account after completion of the acquisition?

Upon completion of the acquisition, any funds remaining in the trust fund after payment of amounts, if any, to shareholders requesting and exercising their redemption rights and amounts, will be used for general working capital purposes.

Who will manage CFAC upon completion of the acquisition of Wowjoint?

Upon completion of the acquisition, CFAC will be managed by the following persons: Mr. Yabin Liu will be chief executive officer; Mr. Fude Zhang will be chief technical officer; Mr. Liguo Liu will be senior vice president of marketing and sales, and Mr. Yasheng Liu will be senior vice president of logistics and administration. The board of directors will consist of Mr. Yabin Liu, Mr. Fude Zhang, Mr. Jibing Li, Mr. Chun Liu and Mr. Chun Yi Hao.

What happens if the acquisition is not consummated?

If the acquisition is not consummated, CFAC will continue to search for another operating company in China. However, CFAC will be liquidated if it does not consummate a business combination by May 20, 2010, or prior to the expiration of the 24 month period, call a meeting of CFAC shareholders for the purpose of soliciting their approval to extend the date before which CFAC must complete its business combination by an additional 12 months, then by May 20, 2011. In any liquidation, the net proceeds of CFAC’s initial public offering held in the trust account, plus any interest earned thereon, will be distributed pro rata to the holders of CFAC’s ordinary shares.

When do you expect the acquisition to be completed?

It is currently anticipated that the acquisition will be completed promptly following the CFAC special meeting of shareholders on February 12, 2010.

If I am not going to attend the CFAC special meeting of shareholders in person, should I return my proxy card instead?

Yes. After carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the enclosed proxy card in the return envelope provided herewith as soon as possible, so that your shares may be represented at the CFAC special meeting.

What will happen if I abstain from voting or fail to vote?

An abstention or failure to vote will have no effect on the acquisition proposal and will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of CFAC’s initial public offering are held, unless an affirmative election to redeem such ordinary shares is made on the proxy card.

What do I do if I want to change my vote?

If you wish to change your vote, please send a later-dated, signed proxy card to CFAC’s proxy solicitor Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, telephone number 206-870-8565, Attention: Karen Smith so as to be received 48 hours before the special meeting or attend the special meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to CFAC’s proxy solicitor Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, telephone number 206-870-8565, Attention: Karen Smith.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions provided by your broker.

Do I need to turn in my old certificates?

No. If you hold your securities in CFAC in certificate form, as opposed to holding them through your broker, you do not need to exchange them. Your current certificates will represent your rights in CFAC. You may exchange them by contacting the transfer agent, Continental Stock Transfer & Trust Company, Reorganization Department, and following their requirements for reissuance. If you elect conversion or appraisal, you will need to deliver your old certificates to CFAC.

Who can help answer my questions?

If you have questions about the acquisition, you may write or call CFAC’s proxy solicitor Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, telephone number 206-870-8565, Attention: Karen Smith.

SUMMARY

This summary discusses the material items of the acquisition proposal, which are described in greater detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers you. See “Where You Can Find More Information.”

The Companies

China Fundamental Acquisition Corporation

China Fundamental Acquisition Corporation (“CFAC”) is a Cayman Islands limited life blank check company formed on December 12, 2007 for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China. On May 15, 2008, CFAC consummated its IPO and approximately US$33.9 million of the IPO net proceeds was placed in the trust account.

CFAC’s initial business combination must be with a target business or businesses with a collective fair market value of at least equal to 80% of the balance in the trust account (excluding any funds held in the trust account for the benefit of the underwriters) at the time of such acquisition. If CFAC is unable to consummate a business combination within the allotted time periods set forth in its initial public offering prospectus, CFAC will implement a plan of dissolution and distribution which will include the liquidation of the trust account to its public shareholders.

The mailing address of CFAC’s principal executive office is Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong, and its telephone number is 852 2169 6390, and email contact is chinafundamental@gmail.com.

Wowjoint and its Associated Companies

Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, bridges and viaducts. It provides end-to-end solutions in various engineering fields relating to infrastructure projects, as well as in the lifting and transporting of precast concrete beams, other heavy goods. Wowjoint’s main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. Wowjoint’s equipment and machinery are designed to overcome various construction project obstacles encountered by its customers and to meet each project’s stringent requirements regardless of terrain, soil and climate conditions.

Wowjoint’s diverse product offerings incorporate proprietary designs and are known for their high levels of versatility, reliability and performance while being cost-efficient. Wowjoint’s products are marketed under the “Wowjoint” brand name both domestically and internationally. Wowjoint’s business environment is bolstered by China’s nation-wide infrastructure spending including a combined over US$1.1 trillion dedicated to railway and highway projects in the Transportation Infrastructure Plan and the Economic Stimulus Package. Wowjoint business strategy is to leverage its expertise in research and development to continue growing the business. Wowjoint handles all aspects of market research, product design, manufacturing, sales and marketing, and conducts most of its manufacturing operations in its ISO 9001 manufacturing facilities near Beijing, China.

Wowjoint was founded in 2004 by its founders Mr. Yabin Liu and Mr. Fude Zhang. Its management and engineer team has an aggregate of over eighty years of experiences in the transportation and construction equipment industry and has participated in the design of Hangzhou Bay Bridge, the longest cross sea bridge in the world. Wowjoint equipment and services have been deployed and utilized in railway construction, including some of the most well-known high speed railway projects in China, such as Guangdong express railway, Jing-Jin intercity passenger train, Shijiazhuan to Taiyuan express railway, Fujian to Xiamen express railway and Zhengxi intercity train, Wuhang to Guangzhou express railway, Jing-Hu railway and Herbing to Dalian express railway, and Shi-Wu railway, Jing-Shi railway, Hu-hang railway and Chang-Jiu intercity railway projects. Wowjoint has also exported to the League of Arab States and European markets.

Wowjoint conducts its business principally through Beijing Wowjoint founded in March 2004 (“Beijing Wowjoint”). Beijing Wowjoint is the principal operating entity of Wowjoint. Wowjoint has 188 employees, of which 65 are highly trained engineers and technicians engaged in the design, engineering, manufacturing, installation and testing of highly specialized construction equipment.

Wowjoint has experienced significant growth since its inception. Its total net revenues increased from US$36.2 million for the fiscal year ended August 31, 2008 to US$44.6 million for the fiscal year ended August 31, 2009, representing a compound annual growth rate of 23.2%. Wowjoint generated total net revenues of US$44.6 million in the year ended August 31, 2009. Gross profits from its operation accounted for 16.7% and 29.9%, respectively, of its total gross revenues in the fiscal years ended August 31, 2008 and 2009. Its net income increased from US$3.3 million in the fiscal year ended August 31, 2007 to US$3.9 million in the fiscal year ended August 31, 2008, and increased to US$9.7 million in the fiscal year ended August 31, 2009. Wowjoint had net income of US$9.7 million in the year ended August 31, 2009.

Wowjoint Corporate Structure before the Acquisition

Wowjoint and its associated companies form the corporate operating structure. Giant Nova Holdings Limited is a British Virgin Island company, AGL is a Hong Kong incorporated company, BXFI, is a China incorporated wholly foreign owned enterprise (“WFOE”), and Beijing Wowjoint is a China incorporated domestic enterprise. The following diagram illustrates the corporate structure and the places of incorporation of Wowjoint and its associated companies:

Wowjoint Corporate Structure after the Acquisition

The following diagram illustrates the corporate structure after the acquisition:

The mailing address of Wowjoint’s principal executive offices is Beijing Wowjoint, Du Shi Industrial Park, Song Zhuang Township, Tong Zhou District, Beijing 101118, P.R. China, and its telephone number is (86) 10-89579330 and email contact mail@wowjoint.com.

The Acquisition

On November 30, 2009, CFAC entered into a share purchase agreement with Wowjoint and the Wowjoint shareholders, pursuant to which CFAC would acquire all of the outstanding shares of Wowjoint. Upon completion of the acquisition, Wowjoint will be wholly-owned by CFAC and the business and assets of Wowjoint will be CFAC’s only operating assets. In the acquisition, all of the outstanding shares of Wowjoint will be acquired by CFAC for 5,700,000 of CFAC’s ordinary shares, subject to adjustments provided for in the share purchase agreement. In addition, pursuant to an earn-out provision in the share purchase agreement, CFAC has agreed to issue to Realink Group Limited (“Realink”), one of shareholders of Wowjoint, up to 500,000 additional shares if the following performance targets are achieved:

•
200,000 earn-out shares in the event that the closing price per share is at or above US$10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date.

•
200,000 earn-out shares in the event that the closing price per share is at or above US$13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date.

•
100,000 earn-out shares in the event that the average daily trading volume is no less than 200,000 shares for three consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date.

In addition, the shareholders of Realink, Mr. Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu, have agreed that 3,696,735 ordinary shares of CFAC held by them shall be held in an escrow account upon consummation of the acquisition. Such shares held in the escrow account will be released to them from the date of issuance for a period of four years.

The 500,000 earn-out shares exclude the possible issuance of an additional 2,800,000 ordinary shares if the funds left in the trust account to the combined company following the closing are $1,250,000 or less.

In the event that the amount of funds available to the combined company in the trust account plus any new capital raised by the combined company immediately after the closing but before paying any closing expenses (the “Available Funds”) is not less than US$8,000,000, CFAC shall cause Chun Yi Hao and Hope Ni (collectively, the “Sponsors”) to deposit an aggregate of 421,875 ordinary shares of CFAC (the “Sponsor Earn-Out Shares”) owned and held by the Sponsors into an escrow account, and such shares shall be released immediately upon satisfaction of one of the following conditions: (1) the Sponsors have helped the combined company, either prior to or after the closing, complete one or a series of financings that have raised, in an accumulative amount including the Available Funds, no less than US$8,000,000 based on such a valuation of Wowjoint for the purpose of financing(s) that is acceptable to Wowjoint or to the combined company; or (2) within 10 months after the completion of the restructuring, CFAC shall introduce at least five institutional investors to meet with Wowjoint for the purpose of negotiating an investment in the combined company. The Sponsors shall use their reasonable efforts to help the combined company complete such financing on or prior to May 20, 2010.

CFAC and Wowjoint plan to complete the acquisition promptly after the CFAC’s special meeting, provided that:

•	CFAC’s shareholders have approved the share purchase agreement;

•	holders of less than 35% of the ordinary shares issued in CFAC’s initial public offering vote against the acquisition proposal and demand redemption of their shares into cash; and

•	the other conditions specified in the share purchase agreement have been satisfied or waived.

If CFAC shareholder approval has not been obtained at that time or any other conditions have not been satisfied or waived, the acquisition will be completed promptly after the shareholder approval is obtained or the remaining conditions are satisfied or waived.

The share purchase agreement is included as Annex A to this proxy statement. CFAC encourages you to read the share purchase agreement in its entirety. See “The Share Purchase Agreement.”

Approval of Wowjoint’s Shareholders

All of the shareholders of Wowjoint have approved the acquisition by virtue of their execution of the share purchase agreement. No further approval of Wowjoint’s shareholders is required.

Special Meeting of CFAC’s Shareholders

Date, time and place. The special meeting of the shareholders of CFAC will be held at 8:00 a.m., eastern time, on February 12, 2010, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Izumi Garden Tower 21st Floor, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6021, Japan, to vote on the proposal to approve the acquisition proposal.

Voting Power; Record Date. You will be entitled to vote or direct votes to be cast at the special meeting if your name was entered in the register of members of CFAC in respect to CFAC ordinary shares as of the close of business on January 15, 2010, which is the record date for the special meeting. You will have one vote for each CFAC ordinary share registered in your name at the close of business on the record date. CFAC warrants do not have voting rights.

Vote Required to Approve the Acquisition Proposal. The approval of the acquisition of Wowjoint pursuant to the share purchase agreement will require the affirmative vote of a majority of the shares of CFAC’s ordinary shares issued in its initial public offering that are present in person or by proxy and entitled to vote at the meeting. However, CFAC will not be able to complete the acquisition if the holders of 1,489,687 or more ordinary shares issued in CFAC’s initial public offering, an amount equal to 35% or more of such shares, vote against the acquisition and demand that CFAC redeem their shares for a pro rata portion of the trust account in which a substantial portion of the net proceeds of CFAC’s initial public offering are held.

At the close of business on November 30, 2009, there were 5,320,312 CFAC ordinary shares outstanding, of which 4,256,250 were issued in CFAC’s initial public offering, or approximately 80% of the total CFAC ordinary shares outstanding.

Redemption Rights. Pursuant to CFAC’s amended articles of association, a holder of shares of CFAC’s ordinary shares issued in the initial public offering may, if the shareholder votes against the acquisition, demand that CFAC convert such shares into cash. This demand must be made on the proxy card at the same time that the shareholder votes against the acquisition proposal. If properly demanded, CFAC will convert each of the ordinary shares as to which such demand has been made into a pro rata portion of the trust account in which a substantial portion of the net proceeds of CFAC’s initial public offering are held, plus all interest earned thereon. If you exercise your redemption rights, then you will be exchanging your CFAC ordinary shares for cash and will no longer own these shares. Based on the amount of cash held in the trust account as of December 21, 2009, without taking into account any interest accrued, you will be entitled to convert each share of ordinary shares that you hold into approximately $7.9666, or $0.334 less than the per-unit offering price of $8.00 for which you purchased units in the initial public offering. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the acquisition and then tender your share certificate to CFAC. If the acquisition is not completed, then these shares will not be converted into cash.

The acquisition will not be completed if the holders of 1,489,687 or more ordinary shares issued in CFAC’s initial public offering, an amount equal to 35% or more of such shares vote against the acquisition and exercise their redemption rights.

Appraisal or Dissenters Rights. No appraisal rights are available under the Cayman Islands Law for the shareholders of CFAC in connection with the acquisition proposal.

Proxies and Board Solicitation. Your proxy is being solicited by CFAC’s board of directors on each proposal being presented to shareholders at the special shareholders general meeting. Proxies may be solicited by mail, telephone, in person or other electronic means.

If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the special meeting.

CFAC’s Board of Directors’ Recommendation

After careful consideration, CFAC’s board of directors has determined unanimously that the acquisition and the other proposals presented at this meeting are fair to, and in the best interests of, CFAC and its shareholders as a whole, although CFAC’s board has not obtained any independent fairness opinion from third parties in connection to the acquisition of Wowjoint from a financial point of view. For the fair value derived from valuation analysis, see “Satisfaction of the 80% Test”, below.

CFAC’s board of directors recommends that you vote or direct that your vote to be cast “FOR” the adoption of each of the proposals.

Actions that May be Taken to Secure Approval of CFAC’s Shareholders

In order to ensure that the business combination is approved, CFAC, Wowjoint and their respective affiliates may enter into transactions to purchase ordinary shares of CFAC from shareholders who have indicated their intention to vote against the business combination and seek redemption of their shares. In addition, CFAC, Wowjoint and their respective affiliates may also purchase warrants from warrant holders. Such purchases could result in all or substantially all of CFAC trust fund being expended to pay for such purchases post transaction, which would result in Wowjoint not receiving any working capital from the trust account. No transactions have been entered into, but may include:

•	purchases by CFAC, Wowjoint or their respective affiliates of shares or warrants of CFAC;

•
agreements with third parties to purchase shares or warrants that may then be resold to the combined company subsequent to the business combination using funds that were previously in the trust account;

•
agreements with third parties pursuant to which CFAC, Wowjoint or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of CFAC. The combined company would repay such borrowings using funds that were previously in the trust account; and

•	the granting of securities to third party purchasers of ordinary shares or warrants of CFAC as an inducement for such third parties to purchase such securities.

Any CFAC shares purchased by CFAC or its affiliates would increase the likelihood that the transaction would be approved.

In the event that any purchases of CFAC’s ordinary shares or warrants are made by CFAC, Wowjoint or affiliates of either of them, after the mailing of this proxy statement to shareholders but prior to the special meeting, CFAC will submit a Form 6-K relating to such purchases within four business days of such purchases or otherwise prior to the special meeting and file and mail a proxy supplement to its shareholders with respect to such information.

CFAC will submit a report on Form 6-K and will file and mail a proxy supplement to its shareholders with respect to any arrangements entered into by CFAC, Wowjoint or their respective affiliates which is intended to increase the likelihood that the arrangement and related proposals are approved by CFAC’s shareholders. Any CFAC shares purchased by CFAC will not be considered outstanding for purposes of the special meeting and will therefore not be permitted to vote at the meeting. In the event that public shares are purchased by CFAC, such shares would no longer be deemed to be outstanding for purposes of determining the vote required for the approval of any of the proposals presented at the special meeting. Therefore, this would reduce (i) the number of public shares outstanding and entitled to vote on each matter, (ii) the number of shares required to be voted in favor of each proposal. Conversely, if CFAC’s directors and officers purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of shares required to be voted in favor of such proposals by a number of shares equal to those purchased. Neither CFAC nor its officers or directors purchasing shares would affect the number of shares that could be redeemed by CFAC with the business combination still being permitted to be consummated.

CFAC’s initial shareholders have agreed to vote the ordinary shares of CFAC owned by them prior to CFAC’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in CFAC’s initial public offering. The initial shareholders are not under any obligation to CFAC with respect to voting any shares acquired by them in CFAC’s initial public offering or in the aftermarket, and accordingly may vote any such shares in favor of the proposed business combination (as they have indicated they intend to do). This would have the effect of reducing the number of other public shareholders of CFAC that would have to vote in favor of the proposed business combination. The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Interests of CFAC Directors and Officers in the Acquisition

When you consider the recommendation of CFAC’s board of directors that you vote in favor of adoption of the acquisition proposal, you should keep in mind that certain of CFAC’s directors and officers have interests in the acquisition that are different from, or in addition to, your interest as a shareholder. These interests include, among other things, that if the acquisition is not approved and CFAC fails to consummate an alternative transaction within the time allotted pursuant to its articles of incorporation, requiring CFAC to liquidate, the ordinary shares held by CFAC’s executives and directors may be worthless because CFAC’s executives and directors are not entitled to receive any of the net proceeds of CFAC’s initial public offering that may be distributed upon liquidation of CFAC. Also, Mr. Hao and Ms. Ni have agreed to loan CFAC funds, without interest, to cover its transaction expenses, in connection with the acquisition of Wowjoint in excess of the funds held outside the trust, which loans, if the acquisition is not completed, may not be repaid.

Interests of Directors and Officers of Wowjoint in the Acquisition

You should understand that some of the current directors and officers of Wowjoint have interests in the acquisition that are different from, or in addition to, your interest as a shareholder. In particular, Messrs. Yabin Liu, chief executive officer of Beijing Wowjoint is expected to become CFAC’s chief executive officer, Fude Zhang, deputy general manager of Beijing Wowjoint is expected to become CFAC’s chief technical officer, Liguo Liu, vice general manager of Beijing Wowjoint is expected to become CFAC’s senior vice president of marketing and sales, and Yasheng Liu, manager of Business Development of Beijing Wowjoint is expected to become CFAC’s senior vice president of logistics and administration. Further, each of Messrs. Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu who are referred to below as executive employees, are expected to enter into employment agreements with CFAC in connection with the acquisition. A summary of the employment agreements can be found under the sections entitled “Directors, Management, Corporate Government and Compensation—Employment Agreements.” In addition, as Messrs. Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu are also shareholders of Realink Group Limited, one of shareholders of Giant Nova Holdings Limited, it is possible that potential conflicts of interest may arise with respect to their obligations as shareholders of Wowjoint.

Satisfaction of the 80% Test

According to the agreements CFAC entered into in connection with its initial public offering, CFAC’s initial target business or businesses in the aggregate must have a fair market value, as determined by its board of directors, equal to at least 80% of the balance in the trust account at the time of the business combination. The fair market value of Wowjoint was calculated by CFAC’s management team to be $132,595,866, which represents approximately 389% of the balance in the trust account as of June 30, 2009, which were approximately $34.1 million (not including potential payments to redeeming shareholders).

CFAC determined the enterprise value of Wowjoint by comparing it to 17 public companies having certain characteristics similar to Wowjoint. These companies were selected because they are producers of construction equipment similar in nature to Wowjoint’s products. Although construction equipment is the main business for each of these companies, most of them offer different product lines and some of them have wider product offerings than Wowjoint does. They serve various customers in different industries and in different countries. Three of the companies are listed on the New York Stock Exchange, three on NASDAQ, two on the Shanghai Stock Exchange in China, one on the Shenzhen Stock Exchange in China, one on the Hong Kong Stock Exchange, three on the Tokyo Exchange, one on the Prime Standard of the German Stock Exchange, one on the Paris Stock Exchange, one on the Vienna Stock Exchange and one on NASDAQ OMX Helsinki. CFAC used the median of the following ratios and applied the ratio to Wowjoint in order to determine its enterprise value: Enterprise Value/Revenue and Enterprise Value/Net Income. For Enterprise Value/Revenue, the median of the ratio was the same as the average of the ratio. For Enterprise Value/Net Income, the median of the ratio was less than the average and the results of such calculations were discounted by 10% due to the illiquidity of Wowjoint’s securities. The average and median of each of the ratios for the year 2009 (which were calculated using estimated financial results for the year 2009 based on I/B/E/S Earnings Estimates from Bloomberg on October 9, 2009 and the respective closing prices of their common equity as of October 9, 2009) are as follows:

Ratio	Median	Average
EV/R	1.1	1.1
EV/Net Income	25.1	27.9

Wowjoint’s revenue for the year ended August 31, 2009 was $44,622,159, and its Net Income was $9,783,789. Therefore, based on the median ratios specified above, the average enterprise value was determined to be $132,595,866, as further detailed in the following table:

Ratio	Calculated Value	Discount	Enterprise Value
EV/R	$49,084,375	$4,908,438	$44,175,937
EV/Net Income	$245,573,104	$24,557,310	$221,015,794

CFAC’s board believes that the management is qualified to make this analysis and concluded that the business combination with Wowjoint met the 80% asset test requirement without recourse to a fairness opinion from an independent source, because of the financial skills and background of its management.

Conditions to the Completion of the Acquisition

The obligations of CFAC and the shareholders of Wowjoint to complete the acquisition are subject to the satisfaction or waiver of specified conditions before completion of the acquisition, including the following:

Conditions to CFAC’s and Wowjoint’s obligations:

•	receipt of CFAC shareholder approval;

•	the absence of any order or injunction preventing consummation of the acquisition;

•	the absence of any suit or proceeding by any governmental entity or any other person challenging the acquisition; and

•	execution of control agreements, which include Exclusive Technical Consulting and Services Agreement, Equity Pledge Agreement, Exclusive Call Option Agreement and Voting Rights Proxy Agreement.

Conditions to CFAC’s obligations:

The obligation of CFAC to complete the acquisition is further subject to the following conditions:

•
the representations and warranties made by the shareholders of Wowjoint that are qualified as to materiality must be true and correct, and those not qualified as to materiality must be true and correct in all material respects, as of the closing date of the acquisition, except representations and warranties that address matters as of another date, which must be true and correct as of such other date, and CFAC must have received a certificate from Wowjoint’s shareholders to that effect;

•	Wowjoint and the Wowjoint shareholders must have performed in all material respects all obligations required to be performed by them under the terms of the share purchase agreement;

•	no material adverse effect shall have occurred from and after the date of the share purchase agreement;

•	each of Wowjoint and the Wowjoint shareholders shall have executed and delivered all such other agreements required, in the opinion of CFAC, to consummate the acquisition;

•	CFAC shall have received from the PRC counsel of Wowjoint, a written opinion dated the date of closing, in the form and substance reasonably satisfactory to CFAC;

•
CFAC shall have received from each of the Hong Kong counsel of Wowjoint and BVI counsel of Giant Nova Holdings Limited, a written opinion dated the date of closing, in the form and substance reasonably satisfactory to CFAC;

•
all consents and orders from any governmental entity required in connection with the execution, delivery and performance of the share purchase agreement, including all schedules and exhibits thereto or the consummation of the acquisition shall have been received;

•	CFAC shall have received audited consolidated financial statements of Wowjoint for the fiscal years ended on August 31, 2008 and August 31, 2009;

•
each of the key employees listed out in Schedule B to the share purchase agreement shall have entered into an employment agreement with Beijing Wowjoint. In addition, each of Messrs. Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu shall have entered into an employment agreement with CFAC; and

•	Beijing Wowjoint shall have entered into an employment contract with such candidates acceptable to CFAC who will serve as the chief financial officer and financial controller of Beijing Wowjoint.

Conditions to the obligations of the shareholders of Wowjoint:

The obligations of the shareholders of Wowjoint to effect the acquisition are further subject to the following conditions:

•
CFAC’s representations and warranties that are qualified as to materiality must be true and correct, and those not qualified as to materiality must be true and correct in all material respects, as of the closing date of the acquisition, except representations and warranties that address matters as of another date, which must be true and correct as of such other date;

•	CFAC must have performed in all material respects all obligations required to be performed by them under the share purchase agreement;

•	there must not have occurred, since the date of the share purchase agreement, any material effect adverse on CFAC;

•	CFAC shall have executed and delivered all such other agreements required to consummate the acquisition;

•	the directors and officers of CFAC who are not continuing as directors and officers of CFAC after closing, if any, shall have resigned; and

•	the number of directors on the board of directors of CFAC shall be increased to six before the closing.

Termination, Amendment and Waiver

The share purchase agreement may be terminated at any time prior to the completion of the acquisition, whether before or after the receipt of the CFAC shareholder approval, by mutual written consent of CFAC and the shareholders of Wowjoint.

In addition, either CFAC or the shareholders of Wowjoint may terminate the share purchase agreement if:

•	by mutual written consent of CFAC and the Wowjoint shareholders;

•
by written notice by CFAC to Wowjoint shareholders or by Wowjoint shareholders to CFAC if the closing has not occurred by May 20, 2010 (such date being subject to extension upon the mutual agreement by the parties);

•
by written notice by CFAC to Wowjoint shareholders or by Wowjoint shareholders to CFAC if there shall be any applicable law that makes illegal, permanently restrains, enjoins or otherwise prohibits consummation of the acquisition;

•
by written notice by CFAC to Wowjoint shareholders or by Wowjoint shareholders to CFAC if there shall have been a breach of inaccuracy in, or failure to perform any covenants or representations and warranties on the part of the other party, provided that if such breach is curable by the breaching party prior to May 20, 2010 through the exercise of its reasonable best efforts;

•
by written notice by Wowjoint shareholders (if Wowjoint shareholders are not then in material breach of their obligations under the share purchase agreement) if the board of directors of CFAC withdraws, or modifies in a manner adverse to Wowjoint, the recommendation of the board of directors of CFAC to shareholders of CFAC; or

•
by written notice by Wowjoint shareholders to CFAC or by written notice by CFAC to Wowjoint shareholders if the approval by shareholders of CFAC with respect to the acquisition is not obtained at CFAC’s shareholders’ meeting (as the same may be adjourned or postponed from time to time but not later than May 20, 2010).

If permitted under applicable law, either CFAC or the shareholders of Wowjoint may waive conditions for their own respective benefit and consummate the acquisition even though one or more of these conditions have not been met. CFAC cannot assure you that all of the conditions will be satisfied or waived or that the acquisition will occur.

Trust Account Proceeds

If the acquisition of Wowjoint is completed, the funds remaining in the trust account after (a) payments to public shareholders who exercise their redemption rights, (b) payment of the deferred underwriter’s underwriting commission per the term outlined in the share purchase agreement, (c) payments to CFAC’s legal, accounting and other outside professional advisors and consultants for their professional services incurred in connection with the acquisition and this proxy statement, and (d) repayments of the shareholders’ loan by Mr. Chun Yi Hao and Ms. Hope Ni, if any, will be released from the trust account and retained by the surviving or combined company for operating capital subsequent to the closing of this acquisition.

If the Acquisition Is Not Approved

If CFAC does not consummate a business combination by May 20, 2010, it may not have sufficient time to complete a different business combination and will dissolve and liquidate, unless and until it receives shareholders’ approval for an extension of 12 months more. To avoid being required to liquidate unless prior to the expiration of the 24 month period, call a meeting of CFAC shareholders for the purpose of soliciting their approval to extend the date before which CFAC must complete its business combination by an additional 12 months, as provided in its Amended and Restated Memorandum and Articles of Association, CFAC needs, by May 20, 2010, to consummate a business combination. Under its charter as currently in effect, if CFAC does not acquire at least majority control of a target business by May 20, 2010, CFAC will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining interests earned. Following dissolution, CFAC would no longer exist as a corporation. For a more complete discussion of the procedures that CFAC intends to follow in the event of a liquidation and dissolution, including possible consequences to shareholders if its liabilities exceed CFAC’s assets, see “Information About CFAC —Liquidation if no Business Combination.”

Quotation/Listing

CFAC’s shares, warrants and units are quoted on the OTC Bulletin Board (“OTC”) under the symbol CFQCF.OB, CFQWF.OB and CFQUF.OB, respectively. Following the consummation of the acquisition, the combined company may select to either keep the trading on the OTC, or decide to apply to list each of these securities on the Nasdaq Global Market. But there is no assurance that such listing application will be approved. If CFAC is not approved for listing on the Nasdaq Global Market, CFAC anticipates that it will continue to be quoted on the OTC.

Material US Federal Income Tax Consequences

The material US federal income tax consequences of the acquisition of Wowjoint are discussed in conjunction with the tax consequences associated with the acquisition. Please see the section entitled “United States Federal Income Tax Considerations of the Acquisition.”

Anticipated Accounting Treatment

The acquisition will be accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Wowjoint immediately prior to the acquisition will have effective control of CFAC through (1) their approximately 51.7% shareholder interest in the combined entity, assuming no share redemptions (59.8% in the event of maximum share redemptions), (2) majority representation on the board of directors (initially four out of five members), and (3) being named to all of the senior executive officer positions. As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged in according to reverse acquisition accounting.

Regulatory Matters

The acquisition and the transactions contemplated by the share purchase agreement are not subject to any federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, except for filings necessary to effectuate the transactions contemplated by the acquisition proposal with the Registrar of the Cayman Islands.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or instruct your vote to be cast to adopt the acquisition proposal. You should pay particular attention to the fact that CFAC is a Cayman Islands company and the combined company after the acquisition of Wowjoint will remain as a Cayman Island company, but with substantial operations in China. As a result, it would be subject to legal and regulatory environments that differ in many respects from those of the United States.

Risks Associated to Wowjoint’s Business and Its Industry

Actual overall risks or costs of Wowjoint’s contracts may exceed its initial evaluation and lead to cost overruns, resulting in a reduction in revenues, lower profitability or even losses on such contracts.

Wowjoint bases a number of contracts in part on cost estimates that are subject to a number of assumptions, including assumptions about future economic conditions, cost and availability of raw materials and labor. However, these assumptions may prove to be inaccurate. In addition, Wowjoint may not be able to reduce its costs through its cost management scheme. Any deficiencies in internal cost control or unreasonable price increases in raw materials could result in cost overruns.

Wowjoint currently generates, and expect to continue to generate, a substantial portion of its revenues from fixed-price contracts. The terms in these contracts require Wowjoint to complete the delivery of equipment and machinery for a fixed price and therefore expose it to cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a contract. As a result, Wowjoint will only realize profits on these contracts if Wowjoint successfully estimate its costs and avoid cost overruns. Other variations and risk inherent in the performance of fixed price contracts, such as delays caused by technical issues, any inability to obtain the requisite permits and approvals, may cause its actual overall risks and costs to differ from its original estimates despite any buffer Wowjoint may have built into its bids for increases in labor and material costs. Wowjoint cannot guarantee that it will not encounter cost overruns or delays on its current and future contracts. If such cost overrun or delays occur, Wowjoint could experience an increase in cost exceeding its budget or be required to be penalties with a consequent reduction in, or elimination of, the profits on its contracts.

Some of Wowjoint’s contracts contain price adjustment clauses, which allow it to recoup additional costs incurred as a result of unexpected increase in raw material costs. However, Wowjoint is typically required to bear a portion of the increased cost. From time to time, Wowjoint may be required to perform extra or “change order” work under its contracts despite the absence of prior agreements with its customers on the scope or price of the work to be performed. Even though Wowjoint’s contracts generally contain clauses to adjust for customer to pay for the extra work, Wowjoint may be required to fund the cost of such work until the change order is approved and funded by the customer. In addition, the performance of the extra work may cause delays in its other contract commitments and may have a negative impact on its ability to meet specified deadlines.

Wowjoint relies on third parties to complete part of its equipment manufacturing, which may be adversely affected by the sub-standard performance or non-performance of such third parties.

Wowjoint typically engages third-party subcontractors to perform a portion of the work under its contracts, in order to minimize the need to employ a large workforce that includes skilled labor in different areas and semi-skilled labor, as well as to maximize its-cost efficiency and flexibility. However, Wowjoint may not be able to monitor the performance of these subcontractors as efficiently as its in-house staff. In addition, its inability to engage qualified subcontractors could affect its ability to maintain the quality of its products. Subcontracting exposes Wowjoint to risks associated with non-performance, delayed performance, or sub-standard performance by subcontractors. Wowjoint may also suffer losses or a lesser profit margin if the amounts it pays its subcontractors exceeds its original estimates. As a result, it may experience deterioration in quality or delivery of its equipment, incur additional costs due to the delays or at a higher price in sourcing the services, or be subject to liability under the relevant contract for its subcontractor’s performances. Such events could impact upon Wowjoint’s profitability, financial performance and reputation, and result in litigation or damage claims.

Wowjoint may experience delays in accounts receivable, progress payments or the release of retention money by its customers, which may affect its liquidity.

Like other companies in the construction and construction equipment industry in China, Wowjoint typically receives progress payments from its customers with reference to the value of work completed at specified milestones, as well as receives final payments upon the delivery of complete equipment. Wowjoint receives installment payment in the process of equipment manufacturing and usually a significant percentage of contract value would be billed upon the delivery of the equipment to its customer.

Usually, Wowjoint is either requested by its customers to secure a letter of credit issued by a licensed commercial bank or a portion of the contract value is withheld by the customer as retention money, normally 5% to 10%, to be paid or released after the warranty period (generally one year after the completion of the respective equipment and products).

In the event that Wowjoint encounters delays or defaults in the payments of accounts receivable or progress payments by its customers, it may be required to make a working capital investment to maintain its day to day operations. Wowjoint cannot assure you that the accounts receivable, progress payments or retention money will be remitted by its customers on a timely basis or those delays or defaults in payment will not affect its financial condition and results of operations.

Wowjoint’s revenues depend on gaining new customers and it does not have long-term purchase commitments from its customers.

Wowjoint’s revenues result from individual equipment sales, which upon sales produce limited amount of ongoing revenues from equipment maintenance and other services. In order to maintain and expand its business, Wowjoint must be able to replenish new orders in its pipeline on a continuous basis. Its potential customers could choose products of its competitors instead. Should they do so, Wowjoint could suffer a decline in revenues and profitability.

Wowjoint expects to rely increasingly on its proprietary products and if Wowjoint becomes involved in an intellectual property dispute, it may be forced to spend a significant amount of time and financial resources to resolve such intellectual property dispute, diverting time and resources away from its business and operations.

Wowjoint’s business is based on a number of proprietary products, which are protected by patents filed in the PRC. Wowjoint expects its future growth will rely on these proprietary products to meet customers’ demands. However, if third parties should infringe on any of Wowjoint’s intellectual property rights, Wowjoint may need to devote significant time and financial resources to attempt to halt the infringement, and it may not be successful in such a dispute. Conversely, in the event of an infringement claim by third parties against Wowjoint, Wowjoint may be required to spend a significant amount of time and financial resources to defend against such claim and it may not be successful in defending itself. Any litigation could result in substantial costs and diversion of its management resources and could materially and adversely affect its business and operating results.

Wowjoint currently relies upon an adequate supply of raw materials at acceptable prices and quality in a timely manner.

Wowjoint’s successful operations depend on its ability to obtain sufficient quantities of raw materials at acceptable prices and quality in a timely manner. Wowjoint has historically relied on a few suppliers and should it subsequently lose any of these suppliers, it will be forced to seek other suppliers for raw materials. It may be difficult to replace. Wowjoint is exposed to the market risk of fluctuations in certain commodity prices for raw materials, such as steel and electronic parts utilized in its products. The price and availability of such raw materials may vary significantly from year to year due to factors such as China’s import restrictions, consumer demand, producer capacity, market conditions and costs of materials. Wowjoint does not have long-term contracts with its suppliers or guarantees of supply. Should the prices of raw materials rise too high, Wowjoint may experience lower than expected profit margins on its existing contracts.

Wowjoint may be exposed to potential product liability claim, which may affect its profitability and result in damages to its reputation.

A majority of Wowjoint’s products are large scale heavy duty machines, which require skilled labor to operate. The occurrence of failures in the design, quality control, installation and assembly, and operation of these machines, as well as accidents, geological catastrophes and other construction field hazards may result in injuries to personnel, losses of lives and damages to property despite proper repeated testing by Wowjoint before and after delivery of these machines to its customers. Existing PRC laws and regulations do not require Wowjoint to maintain third party liability insurance to cover product liability claims. Wowjoint currently does not carry product liability insurance. In the event a product liability claim is brought against Wowjoint, the lawsuit may, regardless of merit or eventual outcome, result in damages to Wowjoint’s reputation, loss of contracts, inhibit its ability to win future contracts, substantial costs in litigation, product recalls and loss of revenue.

Wowjoint may be inadequately insured and may not be able to obtain adequate insurance against potential product liability claim.

China’s financial market is not as sophisticated as the market in the developed countries and regions, such as the United States, Europe Union, Hong Kong or Taiwan, Singapore. The choice and selection of insurance policies to cover the products liability of Wowjoint products may not be widely available, which may result in Wowjoint’s inability to obtain adequate insurance coverage against risks in product liability.

Wowjoint’s success depends on stringent quality control and timely delivery of its products, failure in such will adversely impact its financial performance and result in damages to its reputation.

Wowjoint designs, manufactures and installs its products based on the specific requirements of each customer. Wowjoint’s ability in obtaining future orders depends on its ability to maintain and uphold the performance, reliability and quality standards required by its customers. Failure in such, Wowjoint may experience delays in the collection of accounts receivables, additional expenses in warranty and maintenance services, and reduced, cancelled or discontinued orders. Additionally, performance, reliability or quality claims by its customers, with or without merit, could result in costly and time-consuming litigation, which would require significant time and attention of management and may result in significant monetary damages.

Wowjoint depends upon customers concentrated in the infrastructure construction industry. A reduction in government spending in infrastructure development could adversely affect its performance.

The vast majority of Wowjoint sales are generated from customers concentrated in the construction of railways and highways. Any reduction or delay in the capital spending in the PRC infrastructure development could cause a significant decline in Wowjoint’s sales and profitability.

Wowjoint’s current products are custom-made for specific projects. A majority of its revenue is non-recurring, which provides no guarantee of future success.

Wowjoint is a solution provider of customized heavy duty large scale equipment for general construction. Each of its products is relatively unique to the construction projects it is designed to operate in. Although most designs provide flexibility and capacity to be modified, Wowjoint is usually engaged by its customer on a per project basis. Thus, a vast majority of its sales is non-recurring in nature and does not guarantee for repetitive purchase. Therefore, Wowjoint cannot assure you that its sales and profitability is sustainable in the future.

Wowjoint’s plans to enter the international construction machinery and equipment market may not prove successful, and capital and management resources may have been diverted to such plans instead of focusing on the domestic Chinese market.

To date, Wowjoint has conducted the majority of its business within China. It has been exploring business opportunities in selected markets outside China and strategically expanding its global footprint. Expansion into new markets outside China exposes Wowjoint to substantial risks, such as currency fluctuations, regulatory problems, punitive tariffs, trade embargoes, differences in general business environment, higher competitions from established incumbent players in these markets, legal and regulatory requirements, potential adverse tax consequences, insufficient experiences dealing with local payment and business practices, competition and protectionism. In addition, the additional demands on its management from these activities may detract from their efforts in the domestic Chinese market, causing the operating results in its principal market to be adversely affected.

Wowjoint may not be able to retain, recruit and train adequate management and engineering personnel, and its inability to attract and retain qualified personnel may limit its developments.

Wowjoint’s success is dependent to a large extent on its ability to retain the services of its executive management personnel, who have contributed to its growth and expansion. The industry experiences, extensive expertise and contributions of its executive directors and other members of its senior management are essential to its continuing success. Accordingly, the loss of their services, particularly those of Mr. Yabin Liu and Mr. Fude Zhang, may be difficult to replace and could have an adverse affect on its operations and future business prospects.

In addition, Wowjoint’s continued operations are dependent upon its ability to identify and recruit adequate engineering personnel in China. It requires trained graduates of varying levels of experience and a flexible work force of semi-skilled operators. Given the current rate of economic growth in China, competition for qualified personnel will be substantial. Wage rates that Wowjoint must offer its employees to retain qualified personnel may not enable it to remain competitive.

Wowjoint currently enjoys certain preferential tax treatment in China; there is no assurance that this will continue.

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, the Chinese companies are subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Beginning January 1, 2008, the new EIT law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

Wowjoint currently qualifies as a High Technology company and is entitled to preferential tax treatment and enjoys the benefit of a reduced income tax rate at 15%. It has received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for corporate enterprise income tax for the years ended 2007 through 2009. The approved income tax rate for the company is 7.5%. The reduced income tax rate is applicable until December 31, 2009.

Wowjoint’s business and financial performance may be adversely affected if the PRC government reduces or postpones public spending on infrastructure construction.

Wowjoint’s largest customers are business entities, such as project and construction companies, established and directed by the central and local governments of the PRC. The future growth of the infrastructure construction industry in China depends primarily upon the continued availability of major infrastructure projects. The nature, extent and timing of those projects will, however, be determined by the interplay of a variety of factors, including the PRC Government’s spending in the infrastructure construction industry in China, as well as the general conditions and prospects of China’s economy. Since the majority of funding for the infrastructure construction projects in China comes from governmental budgets, implementation of the projects relies, to a significant degree, on the PRC government’s public policy and spending. Changes in public policy or government budgets may therefore have an impact on Wowjoint’s business operations and financial performance.

The PRC government’s spending on infrastructure has historically been, and will continue to be, cyclical in nature and vulnerable to China’s economic growth and direction. The PRC government has, in recent years, implemented various policies in an effort to control the growth rate of certain industries and to limit inflation, which has impacted upon the level of public spending on infrastructure construction projects. A significant decrease or delay in public spending on infrastructure construction in China could reduce the number of available construction projects, which in turn reduces the number of heavy duty construction equipment required, and thus reduces the market demand for Wowjoint’s core business.

If Wowjoint cannot compete successfully for market share against other non-standard construction equipment and machinery companies, it may not achieve sufficient revenues and its business could suffer.

The market for Wowjoint’s products and services is characterized by intense competition and rapid technological advances. Wowjoint’s products and services compete with a multitude of products and services developed, manufactured and marketed by others, as well as competition from new market entrants in the future. Existing or future competing products may be of higher quality, contain more sophisticated technology, provide greater utility or lower costs and other benefits from their intended uses, or may offer comparable performance at lower cost. If Wowjoint’s products fail to capture and maintain market share, it may not achieve sufficient product revenues, and its business could suffer.

Wowjoint may face risks related to health epidemics and other outbreaks, which could adversely affect its operations.

Wowjoint’s business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on Wowjoint’s business operations.

Risks Associated with Conducting Business in China

Wowjoint’s results of operations, financial position and prospects are subject to a certain degree to the economic, political and legal developments of the PRC.

Political and economic policies of the PRC government could affect Wowjoint's business and results of operations.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

•	its structure;

•	level of government involvement;

•	level of development;

•	growth rate;

•	level of capital reinvestment;

•	control of capital reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

Prior to the PRC government’s adoption of reform and the “Open Door” policies in 1978, China was a planned economy. Since then, the PRC government has implemented a number of measures to encourage growth and to guide the allocation of resources, thus resulting in significant economic and social development in the past 30 years. China has since transitioned into a more market-oriented economy.

Although the PRC government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have encouraged the development of autonomous and privately-owned businesses, the utilization of market forces and the establishment of good corporate governance measures in China. CFAC cannot predict whether changes resulting from these reforms in China’s political, economic and social conditions and policies, or in relevant laws and regulations, will have any adverse effects on Wowjoint's current or future business, operational results or financial condition.

In addition, Wowjoint's ability to continue to sustain and expand its business is dependent on a number of factors, including general economic and capital market conditions and credit availability from banks or other lenders. Recently, the PRC government has articulated a need to control the rate of economic growth and has been reported to be tightening its monetary policies, including increasing interest rates on bank loans and deposits and tightening the money supply to control growth in lending. CFAC cannot give any assurance that further measures to control growth in lending will not be implemented in a manner that may adversely affect Wowjoint’s future growth and profitability. Furthermore, CFAC cannot assure you that Wowjoint’s historical economic and market conditions will continue, or that it will be able to sustain its growth.

Uncertainties with respect to the PRC legal system could limit the legal protections available to CFAC and its shareholders.

Following the acquisition, CFAC will conduct substantially all of its business through Wowjoint’s operating subsidiaries and/or associated companies in the PRC. Wowjoint’s operating subsidiaries and/or associated companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties which may limit legal protections available to Wowjoint and its shareholders. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes in the PRC regulatory environment could affect Wowjoint’s business and results of operation.

The PRC government has been active in the macro-economic control and regulation of its economy, in particular in industries such as electricity generation, resources, construction, metallurgy, and transportation, which are of great importance to the national economy of the PRC. Many economic and industrial policies in relation to these industries have been written into numerous administrative regulations to regulate various aspects of these industries, including barriers to entry, investment restrictions, and environment protection regulations. Thus, changes in PRC laws relating to these industries could affect the demand for construction equipment, and consequently affect Wowjoint’s operating results.

Fluctuations in China's economy may slow the growth of Wowjoint and reduce its profitability.

China has been one of the world’s fastest growing economies as measured by GDP in recent years. It has also been one of the driving forces for the heightened demand in the world’s construction equipment industry. However, China may not be able to sustain such a growth rate. In addition, a slowdown in the economies of the United States, the European Union and certain Asian nations, with which China has important trade relationships, may adversely affect the economic growth of China, which may in turn lead to a decrease in demand for China’s construction equipment and correspondingly, demand for Wowjoint’s services. Wowjoint cannot assure you that its financial condition and operational results, as well as its future prospects, will not be adversely affected by an economic downturn in China.

It may be difficult to effect service of process upon or enforce judgment against the directors or senior officers of Wowjoint who live in the PRC.

Most of Wowjoint’s directors and members of senior management reside in the PRC, and their assets are also located in the PRC. Therefore, it may not be possible for investors to effect service of process upon some of its directors or members of senior management inside the PRC or to enforce against any one of them in the PRC any judgments obtained from non-PRC courts. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan, the Cayman Islands and some other Western countries. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Accounting laws in China mandate accounting practices which may not be consistent with U.S. generally accepted accounting principles and therefore Wowjoint’s financials and their interpretation involve uncertainties.

The PRC accounting laws require an annual “statutory audit” to be performed in accordance with PRC accounting standards and the books of foreign invested enterprises to be maintained in accordance with Chinese accounting laws. These Chinese accounting practices may not be consistent with U.S. generally accepted accounting principles, or GAAP. Article 14 of the PRC Wholly Foreign-Owned Enterprise Law requires a wholly foreign-owned enterprise to submit certain periodic fiscal reports and statements to designated financial and tax authorities. Noncompliance with such requirements may cause revocation of Wowjoint’s business license. The translation of the financial statements from the requirements of the PRC to U.S. GAAP requires interpretation and exercise of judgment. This may increase costs or cause additional errors. Moreover, Wowjoint’s PRC accounting records may not convert directly into the needed U.S. GAAP accounting records, causing inaccuracies or misstatements that could negatively impact CFAC’s ability to get a clean audit opinion in the U.S. or may lead to fines by certain governmental bodies, which could negatively impact CFAC’s financial performance and/or share price.

Changes in PRC tax laws may result in Wowjoint being subject to a higher income tax rate.

Under the new PRC Enterprise Income Tax Law that became effective on January 1, 2008 (the “New EIT Law”), enterprises organized under the laws of jurisdictions outside the PRC with their de facto management bodies located within the PRC may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law, however, does not define the term “de facto management bodies”. If, among other things, a portion of Wowjoint’s management continues to be located in the PRC, CFAC may be considered a PRC resident enterprise by PRC tax administration and therefore subject to PRC enterprise income tax at the rate of 25% on Wowjoint worldwide income, which may have a material adverse effect on Wowjoint’s financial results. In addition, although the New EIT Law provides that “dividend income between qualified resident enterprises” is exempted income, it is still unclear as to what is considered “qualified resident enterprise” under the New EIT Law.

After the proposed acquisition with Wowjoint, most of CFAC’s assets will be located in China and substantially all of its revenue will be derived from its operations in China. Accordingly, CFAC’s results of operations and prospects will be subject, to a significant extent, to the economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect Wowjoint’s business. The PRC economy differs from the economies of most developed countries in many respects.

Since 1978, China has been one of the world’s fastest-growing economies in terms of gross domestic product (GDP) growth. CFAC cannot assure you, however, that such growth will be sustained in the future. If in the future China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage sustainable economic growth and guide the allocation of resources. The PRC government has also begun to use macroeconomic tools to decelerate the rate of Chinese economic growth. Some of these measures benefit the overall PRC economy, but may also have a negative effect on Wowjoint.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. CFAC cannot assure you that China’s economic, political or legal systems will not develop in a way that becomes detrimental to Wowjoint’s business, prospects, financial conditions and results of operations.

If the PRC government finds that the possible future agreements that establish the structure for operating Wowjoint’s China businesses do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, CFAC could be subject to significant penalties or be forced to relinquish its interests in those operations.

PRC regulations currently prohibit or restrict foreign ownership in certain industries.

If CFAC or any of its potential future subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations (for example, if CFAC is deemed to be holding equity interests in certain of its affiliated entities in which direct foreign ownership is prohibited) the relevant PRC regulatory authorities might have the discretion to:

•	revoke the business and operating licenses of possible future PRC subsidiaries or affiliates;

•	confiscate relevant income and impose fines and other penalties;

•	discontinue or restrict possible future PRC subsidiaries’ or affiliates’ operations;

•	require CFAC or possible future PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

•	restrict or prohibit CFAC’s use of the proceeds of this offering to finance its businesses and operations in China;

•	restrict or prohibit remittance of any profits or dividends abroad by CFAC’s future PRC subsidiaries or affiliates; or

•	impose conditions or requirements with which CFAC or possible future PRC subsidiaries or affiliates may not be able to comply.

The imposition of any of these penalties could result in a material and adverse effect on CFAC’s ability to conduct its business.

In addition, the relevant PRC regulatory authorities may impose further penalties. Any of these consequences could have a material and adverse effect on CFAC’s operations.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. CFAC thus cannot be certain how the regulations will be applied to its business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on its ability to conduct its business.

Contractual arrangements Wowjoint enter into with potential future subsidiaries and affiliated entities or acquisitions of offshore entities that conduct PRC operations through affiliates in China may be subject to a high level of scrutiny by the PRC tax authorities.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions Wowjoint enter into with potential future subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow any tax savings, adjust the profits and losses of such possible future PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that Wowjoint are ineligible for any such tax savings, or that any of Wowjoint’s possible future affiliated entities are not eligible for tax exemptions, would substantially increase its possible future taxes and thus reduce Wowjoint’s net income and the value of your investment. In addition, in the event that in connection with an acquisition of an offshore entity that conducted its PRC operations through affiliates in China, the sellers of such entities failed to pay any taxes required under PRC law, the PRC tax authorities could require Wowjoint to withhold and pay the tax, together with late-payment interest and penalties. The occurrence of any of the foregoing could have a negative impact on Wowjoint’s operating results and financial condition.

Potential future PRC targets or strategic partners may have previously engaged or may engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on CFAC’s business.

Potential future targets or strategic partners may have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. If CFAC or its strategic partners do not receive any necessary licenses or approvals, broaden the authorized business scope or narrow the scope of the activities as appropriate, CFAC or the relevant strategic partner may have to cease operations or contract its operations to third parties who hold the appropriate licenses. In addition, counterparties to contracts Wowjoint makes when engaging in activities that require licenses may legally default on those contracts if CFAC or the relevant strategic partner does not possess the appropriate licenses. The occurrence of any of these events would have an adverse effect on its business and results of operations.

PRC authorities may refuse to grant any licenses CFAC may seek. For companies that exceeded the scope of their business licenses or permitted activities or operated without a license or needed approval in the past but are now compliant, as well as for any companies that may currently operate without the appropriate license or approval or outside the scope of their business license or permitted activities, the relevant PRC authorities have the authority to impose fines or other penalties, sometimes as much as five to ten times the amount of the illegal revenues and may require the disgorgement of profits or revocation of the business license. Due to the inconsistent nature of regulatory enforcements in the PRC, those of Wowjoint’s possible future PRC strategic partners that exceeded the scope of their business licenses or permitted activities or operated without the appropriate licenses or approvals in the past or do so in the future may be subject to the above fines or penalties, including the disgorgement of profits or revocation of the business license of one or more of these companies. These fines or penalties may have a material adverse effect on its business.

Because Chinese law governs almost all of any target business’ current material agreements, CFAC may not be able to enforce its rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

CFAC believes that it is highly likely that Chinese law governs almost all of any target business’ current material agreements, some or many of which could be with Chinese governmental agencies. CFAC cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available outside of the PRC. The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 25 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new. Due to the limited volume of published judicial decisions, their non-binding nature, the short history since their enactments, the discrete understanding of the judges or government agencies of the same legal provision, inconsistent professional abilities of the judicators, and the inclination to protect local interest in the court rooms, interpretation and enforcement of PRC laws and regulations involve uncertainties, which could limit the legal protection available to CFAC, and foreign investors, including you. The inability to enforce or obtain a remedy under any of Wowjoint future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on CFAC business, prospects, financial condition, and results of operations. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, CFAC may not be aware of its violation of these policies and rules until sometime after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

Wowjoint’s business activities are subject to certain PRC laws and regulations.

As its production and operations are carried out in the PRC, Wowjoint is subject to certain PRC laws and regulations. Pursuant to PRC laws and regulations, the breach or non-compliance with such laws and regulations may result in the PRC authorities suspending, withdrawing or terminating its business license, licenses and permits on heavy equipment and machinery, causing Wowjoint to cease production of all or certain of its products, and this would materially and adversely affect its business and financial performance.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed which could lead to a significant decrease in Wowjoint’s profitability.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in the services or products Wowjoint may ultimately offer leading to a decline in Wowjoint’s profitability.

As a result of merger and acquisition regulations which became effective on September 8, 2006 relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, it is expected that acquisitions will take longer and be subject to economic scrutiny by the PRC government authorities such that CFAC may not be able to complete a transaction, negotiate a transaction that is acceptable to its shareholders, or sufficiently protect shareholder’s interests in a transaction.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce (“MOFCOM”), the State Assets Supervision and Administration Commission (“SASAC”), the State Administration for Taxation, the State Administration for Industry and Commerce (SAIC), the China Securities Regulatory Committee (“CSRC”), and the PRC State Administration of Foreign Exchange (“SAFE”), jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 (the “M&A Rules”). These comprehensive rules govern the approval process by which a Chinese company may participate in an acquisition of its assets or its equity interests and by which a Chinese company may obtain public trading of its securities on a securities exchange outside the PRC.

Although prior to September 8, 2006 there was a complex series of regulations administered by a combination of provincial and centralized agencies in place for acquisition approval of Chinese enterprises by foreign investors, the M&A Rules have largely centralized and expanded the approval process to MOFCOM, SAIC, SAFE or its branch offices, SASAC, and the CSRC. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming and involves significant uncertainty, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit CFAC's ability to complete such transactions, which could affect CFAC’s ability to expand its business or maintain its market share.

Depending on the structure of the transaction, these regulations will require the Chinese parties to make a series of applications and supplemental applications to the aforementioned agencies, some of which must be made within strict time limits and require approvals from one or more of the aforementioned agencies. The application process has been supplemented to require the presentation of economic data concerning a transaction, introducing aspects of economic and substantive analysis of the target business and the acquirer and the terms of the transaction by MOFCOM and the other governing agencies as well as an evaluation of compliance with legal requirements. The application process for approval now includes submissions of an appraisal report, an evaluation report and the acquisition agreement, depending on the structure of the transaction. An employee settlement plan for the target company shall also be included in the application.

The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets. The regulations require that in certain transaction structures, the consideration must be paid within strict time periods, generally not in excess of a year. In the agreement reached by the foreign acquirer, target, creditors and other parties, there must be no harm to third parties and the public interest in the allocation of assets and liabilities being assumed or acquired. These aspects of the regulations will limit CFAC’s ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Therefore, CFAC may not be able to negotiate a transaction with terms that will satisfy its investors and protect its shareholders’ interests in an acquisition of a Chinese business or assets.

It is expected that compliance with the regulations will be more time consuming than in the past, will be more costly for the Chinese parties and will permit the government much more extensive evaluation and control over the terms of the transaction. Therefore, acquisitions in China may not be able to be completed because the terms of the transaction may not satisfy aspects of the approval process and may not be completed, even if approved, if they are not consummated within the time permitted by the approvals granted.

The M&A Rules have introduced national security review and industry protection and have incorporated anti-trust review in the acquisition of Chinese companies and assets which may limit CFAC’s ability to effect an acquisition.

Under the PRC M&A Rules, acquisitions of Chinese domestic companies relating to “important industries” that may affect the national economic security or result in the transfer of “actual control” of companies having “famous trademarks” or “traditional Chinese brand names” must be reported and approved by the relevant agencies. The “important industries,” “famous trademarks” or the “traditional Chinese brand names” are often difficult to define, and therefore make us vulnerable to the government scrutiny under these reviews.

The M&A Rules also provide for antitrust review requirements for certain large transactions or transactions involving large companies and roll-up transactions with the same effect in the relevant Chinese market. In addition, certain mergers and acquisitions among foreign companies occurring outside of the PRC could also be subject to antitrust review in China which is similar to United States anti-trust law concepts. Exemptions may be sought from the MOFCOM and SAIC. Notwithstanding the M&A Rules, a new anti-monopoly law was recently promulgated on August 30th, 2007 and took effect on August 1st, 2008, replaced and supplemented the above provisions.

The proposed acquisition with Wowjoint will have to comply with these regulations and may require additional approval or abandonment if CFAC is not able to satisfy the requirements of the governmental authorities.

Ambiguities in the M&A Rules may make it difficult for CFAC to properly comply with all applicable rules and may affect CFAC’s ability to consummate a business combination.

Although the M&A Rules set forth many requirements that have to be followed, there are many ambiguities with respect to the meaning of many provisions of the M&A Rules. Moreover, the ambiguities give regulators wide latitude in the enforcement of regulations and approval of transactions. Therefore, CFAC cannot predict the extent to which the M&A Rules will apply to the proposed transaction with Wowjoint, and therefore, there may be uncertainty in whether or not the transaction will be completed until the approval process is under way or until the preliminary approvals are obtained. This may negatively impact CFAC’s ability to consummate the proposed business combination.

Any devaluation of currencies used in the PRC could negatively impact Wowjoint’s results of operations and any appreciation thereof could cause the cost of a target business as measured in dollars to increase.

Because Wowjoint has its primary operating facilities located in the PRC, and because substantially all revenues and income following a business combination would be received in a foreign currency such as Renminbi, the main currency used in the PRC, the dollar equivalent of its net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi. The value of the Renminbi fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. To the extent that Wowjoint needs to convert United States dollars into Chinese Renminbi for Wowjoint operations, appreciation of this currency against the United States dollar could have a material adverse effect on its business, financial condition and results of operations. Conversely, if Wowjoint decides to convert its Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Renminbi it could convert into would be reduced. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce Wowjoint’s exposure to exchange rate fluctuations. To date, Wowjoint has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While Wowjoint may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and Wowjoint may not be able to successfully hedge Wowjoint’s exposure at all. In addition, Wowjoint’s currency exchange losses may be magnified by PRC exchange control regulations that restrict Wowjoint’s ability to convert Renminbi into foreign currency.

Exchange controls that exist in the PRC may limit CFAC’s ability to utilize its cash flow effectively following a business combination.

Following the acquisition of Wowjoint, CFAC will be subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. Under PRC regulations, Renminbi may be converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Wowjoint’s PRC subsidiaries may also retain foreign exchange in their respective current bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and vise versa, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of Wowjoint’s PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of Wowjoint’s PRC subsidiaries or affiliated entity to obtain foreign currencies, limit Wowjoint’s ability to utilize revenues generated in Renminbi to fund Wowjoint’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect Wowjoint’s business.

A failure by Wowjoint’s shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict Wowjoint’s ability to distribute profits, restrict Wowjoint’s overseas and cross-border investment activities or subject the combined company to liability under PRC laws, which could adversely affect Wowjoint’s business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If Wowjoint’s shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, Wowjoint’s PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the combined company, and Wowjoint may be restricted in Wowjoint’s ability to contribute additional capital to Wowjoint’s PRC subsidiaries.

Wowjoint is committed to complying, and to ensuring that Wowjoint’s shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements after the acquisition. However, CFAC cannot assure you that CFAC, or the owners of Wowjoint, will be able to complete the necessary filings and registrations with SAFE for the proposed business combination on a timely basis.

Risks Associated with the Acquisition

If 35% or more of the holders of CFAC’s public securities decide to vote against the proposed acquisition, CFAC may be forced to liquidate, shareholders may receive less than $8.00 per share and the warrants may expire worthless.

Under the terms of CFAC’s memorandum and articles of association, if more than 35% of shares issued in CFAC’s initial public offering decide to vote against the proposed acquisition of Wowjoint and opt to redeem their shares for cash, CFAC may be ultimately forced to liquidate. While CFAC will continue to search to acquire business in China for business consummation prior to May 20, 2010, assuming shareholders do not agree to a one year extension by calling a special shareholders meeting, it will be forced to liquidate under its memorandum and articles of association. In any liquidation, the net proceeds of CFAC’s initial public offering held in the trust account, plus any interest earned thereon, will be less than the offering price of $8.00 per share. The trust account will be distributed pro rata to the holders of CFAC’s ordinary shares. The shareholders will receive cash from the trust account distribution less than the price of $8.00 they have paid at the time of CFAC public offering. If CFAC is forced to liquidate its assets, the per-share liquidation will be $7.9666, plus interest accrued thereon until the date of any liquidation.

Furthermore, there will be no distribution with respect to CFAC’s outstanding warrants and, accordingly, the warrants will expire worthless.

The combined company’s working capital could be reduced if shareholders exercise their redemption rights.

Pursuant to CFAC’s memorandum and articles of association, holders of shares purchased in CFAC’s initial public offering may vote against the acquisition and demand that CFAC redeem their shares for pro rata portions of the trust account, net of taxes payable, as of the record date. To the extent the acquisition is consummated and holders holding less than 1,489,687 or equivalent to less than 35% of the total ordinary shares issued in CFAC’s initial public offering have demanded to redeem their shares, there will be a corresponding reduction in the amount of funds available to the surviving company following the acquisition. As of January 15, 2010, the record date, assuming the acquisition is approved, the maximum amount of funds that could be disbursed to the surviving company upon the exercise of maximum redemption rights is approximately $22.1 million.

If any funds held in CFAC’s trust account are used to purchase shares of CFAC from holders who would have otherwise voted against the business combination, the business combination may be consummated even if most of the pre business combination public shareholders would have voted against the business combination.

In order to ensure that the business combination is approved, CFAC, Wowjoint and their respective affiliates may enter into transactions to purchase ordinary shares of CFAC from shareholders who have indicated their intention to vote against the acquisition and seek redemption of their shares. Such transactions could include:

•	purchases by CFAC, Wowjoint or their respective affiliates of shares or warrants of CFAC;

•	agreements with third parties to purchase shares or warrants that may then be resold to the combined company subsequent to the acquisition using funds that were previously in the trust account;

•
agreements with third parties pursuant to which CFAC, Wowjoint or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of CFAC. The combined company would repay such borrowings using funds that were previously in the trust account; and

•	the granting of securities to third party purchasers of ordinary shares or warrants of CFAC as an inducement for such third parties to purchase such securities.

Such transactions could result in the business combination being approved even if a majority of the pre-acquisition public shareholders would have voted against the business combination.

If any funds held in CFAC’s trust account are used to purchase shares of CFAC from holders who would have otherwise voted against the transaction, CFAC’s shareholders who purchased shares in CFAC’s initial public offering may be entitled to rescission rights.

CFAC’s initial public offering prospectus did not disclose that funds in the trust account might be used to purchase shares from holders thereof who have indicated their intention to vote against the business combination and redeem their shares for cash. Consequently, such use of the funds in the trust account might be grounds for a holder of CFAC’s public shares who purchased such shares in CFAC’s initial public offering, to seek rescission of the purchase of the units the holder acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of the shares caused by the alleged violation, together with interest, while retaining the shares.

CFAC may waive one or more of the conditions to the business combination without resoliciting shareholder approval for the business combination.

CFAC may agree to waive, in whole or in part, some of the conditions to its obligations to complete the business combination, to the extent permitted by applicable laws. The board of directors of CFAC will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the board of directors of CFAC determines that a waiver is not sufficiently material to warrant resolicitation of shareholders, CFAC has the discretion to complete the business combination without seeking further shareholder approval.

CFAC may elect to repurchase shares in the market after the consummation of the acquisition of Wowjoint causing a reduction in working capital of the combined company.

Pursuant to CFAC’s memorandum and articles of association, holders of shares purchased in CFAC’s initial public offering may vote against the acquisition and demand that CFAC redeem their shares for pro rata portions of the trust account, net of taxes payable, as of the record date. CFAC will not consummate the acquisition of Wowjoint if holders of 1,489,687 or more shares exercise these redemption rights. CFAC may elect to repurchase shares in the open market for the purpose to reduce the number of public shareholders who may exercise their redemption rights. To the extent the acquisition is consummated and CFAC has purchased shares in the open market or otherwise, there will be a corresponding reduction in the amount of funds in the trust account available to the surviving company following the acquisition.

If outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares.

Outstanding warrants and unit purchase options to purchase an aggregate of 7,264,756 ordinary shares issued in connection with CFAC’s initial public offering and the private placement that took place immediately prior to the initial public offering will become exercisable after consummation of the acquisition. If they are exercised, a substantial number of additional CFAC ordinary shares will be eligible for resale in the public market, which may reduce the market price, causing dilution to the holders of ordinary shares prior to the warrant exercise.

Registration rights held by CFAC’s initial shareholders who purchased shares prior to its initial public offering could reduce the market price of CFAC’s ordinary shares.

CFAC’s initial shareholders who purchased ordinary shares prior to its initial public offering are entitled to demand that CFAC register the resale of their shares and shares underlying their units and warrants at any time after they are released from escrow. If such shareholders exercise their registration rights with respect to all of their shares, there will be an additional 1,064,062 ordinary shares and 1,064,062 warrants to purchase ordinary shares eligible for trading in the public market. The holders of these shares will be entitled to demand that CFAC register the resale of their shares upon the release of their shares from escrow (which release shall take place until the earlier of (i) 2 ½ years from the close of CFAC initial public offering, or (ii) six months after the close of an acquisition, unless a shorter period of time is approved by its public shareholders.

CFAC may choose to redeem its outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, CFAC may redeem all of its outstanding warrants once the warrants become exercisable and except as described below with respect to the private placement warrants, it may redeem the outstanding warrants in whole but not in part, at a price of $0.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, an effective registration statement covering the ordinary shares issuable upon exercise of the warrants is current and available throughout the 30-days redemption period; and if, and only if, the last sale price of CFAC’s ordinary shares equals or exceeds $10.00 per share for any 20 trading days within a 30 trading day period ending three business days before CFAC sends the notice of redemption. Calling all of CFAC’s outstanding warrants for redemption could force the warrant holders: (i) to exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so; (ii) to sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Registration rights be granted to Wowjoint’s shareholders in connection with the acquisition could reduce the market price of CFAC’s ordinary shares.

In connection with the acquisition, CFAC issues an aggregate of 5,700,000 CFAC ordinary shares. Pursuant to an earn-out provision in the share purchase agreement, CFAC has agreed to issue to Realink, one of shareholders of Giant Nova Holdings Limited, up to 500,000 additional shares if the following performance targets are achieved (1) 200,000 earn-out shares in the event that the closing price per share is at or above US$10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date; (2) 200,000 earn-out shares in the event that the closing price per share is at or above US$13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date; and (3) 100,000 earn-out shares in the event that the average daily trading volume is no less than 200,000 shares for three consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date. The 500,000 earn-out shares exclude the possible issuance of an additional 2,800,000 ordinary shares if the funds left to the combined company following the closing are $1,250,000 or less. The presence of these additional shares may reduce the market price of CFAC’s ordinary shares.

If the benefits of the acquisition of Wowjoint do not meet the expectations of financial or industry analysts, the market price of CFAC’s ordinary shares may decline.

The market price of CFAC’s ordinary shares may decline as a result of the acquisition if: (i) CFAC does not achieve the perceived benefits of the acquisition of Wowjoint as rapidly as, or to the extent anticipated by, financial or industry analysts; or (ii) the effect of the acquisition of Wowjoint on CFAC’s financial results is not consistent with the expectations of financial or industry analysts. Accordingly, investors may experience a loss as a result of a decreasing share price and CFAC may not be able to raise future capital, if necessary, in the equity markets.

If the acquisition does not meet the expectations of the financial or industry analysts, the value of the warrants may become worthless and warrant holders may see the deletion of the wealth in the warrant holding. CFAC’s warrant holders may not be able to exercise their warrants, which may create liability for CFAC.

The market value of the warrants depends strongly upon the financial performance of the combined company. CFAC’s warrants will expire at 5:00 p.m., New York City time, on May 15, 2012 or earlier upon redemption. Since there will be limited time from the completion of the acquisition of Wowjoint to the time of warrant expiration, CFAC’s warrants may become worthless if the warrants are not exercised in this limited time period. If the warrants are not exercised before 5:00 p.m., New York City time, on May 15, 2012, the warrants may expire worthless.

Holders of the CFAC’s warrants issued in its initial public offering and private placement will be able to receive shares upon exercise of the warrants only if:

(i)	a current registration statement under the Securities Act of 1933 relating to the ordinary shares underlying the warrants is then effective; and

(ii)	such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside.

Although CFAC has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and CFAC intends to comply with such agreement, CFAC cannot assure you that it will be able to do so. In addition, some states may not permit CFAC to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by CFAC, CFAC may exercise its redemption right even if CFAC is unable to qualify the underlying securities for sale under all applicable state securities laws. Since CFAC’s obligations in this regard are subject to a “best efforts” standard, it is possible that, even if CFAC is able to successfully assert a defense to a claim by warrant holders due to the impossibility of registration, a court may impose monetary damages on CFAC to compensate warrant holders due to the change in circumstances that led to CFAC being unable to fulfill its obligations.

Failure to complete the acquisition could negatively impact the market price of CFAC’s ordinary shares and may make it more difficult for CFAC to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, and investors may experience a loss on their investment.

If the acquisition is not completed for any reason, CFAC may be subject to a number of material risks, including: (i) the market price of its ordinary shares may decline to the extent that the current market price of its ordinary shares reflects a market assumption that the acquisition will be consummated; (ii) costs related to the acquisition, such as legal and accounting fees and the costs of the fairness opinion, must be paid even if the acquisition is not completed; and (iii) charges against earnings for transaction-related expenses which could be higher than expected. Such decreased market price and added costs and charges of the failed acquisition, together with the history of failure in consummating an acquisition, may make it more difficult for it to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, and investors may experience a loss on their investment.

CFAC’s obligation to make future earn-out payments in the form of CFAC ordinary shares in connection with its acquisition of Wowjoint may adversely impact its share market price and could result in dilution to its ordinary shares holders.

Under the share purchase agreement with Wowjoint, CFAC may be required to pay a portion of the purchase price over a number of years in the form of earn-out installments in the form of CFAC ordinary shares. Earn-out installments are payable, in addition to the consideration paid by CFAC ordinary shares at closing of the acquisition, based upon the future share price and share trading volume of the combined company. CFAC cannot provide any assurance that market price of its shares will not be negatively impacted as a result of the dilution resulting from the earn-out share.

A shareholder may make a claim against CFAC for taking actions inconsistent with its initial public offering registration statement as such shareholder may interpret the requirement that CFAC’s board of directors determine the fair value of acquisition targets based upon certain standards set forth in CFAC’s initial public offering prospectus differently than CFAC’s management interpreted such standards and as a result, CFAC may suffer monetary losses.

CFAC’s initial public offering prospectus states that the fair market value of a business to be acquired by CFAC will be determined by its board of directors based upon standards generally accepted by the financial community such as actual and potential sales, earnings and cash flow and book value. In consultation with its financial advisors, CFAC’s board considered these factors and, after reviewing Wowjoint’s valuation and the proposed acquisition consideration described in the share purchase agreement, concluded that the proposed acquisition consideration fairly reflected Wowjoint’s fair market value. In reaching such conclusion, CFAC’s board did not seek a separate third party fairness opinion because it was deemed not to be cost justified under the circumstances. Nevertheless, a shareholder may make a claim against CFAC that it failed to comply with the terms of its initial public offering prospectus when evaluating the acquisition of Wowjoint. Although CFAC would vigorously contest any such claim, it could incur considerable expense in defending such a claim. If CFAC were not successful, it would be liable for damages as determined by a court or may have to make payments in connection with settling such claim.

If third parties bring claims against CFAC, the proceeds held in trust could be reduced and the liquidation price received by CFAC’s public shareholders could be reduced.

CFAC’s placing of funds in trust account may not fully protect those funds from third party claims against it. Pursuant to Cayman Islands law, upon CFAC’s dissolution it will be required to pay or make reasonable provision to pay all of its claims and obligations, including all contingent, conditional, or unmatured claims. These amounts must be paid or provided for before CFAC makes any distributions to its shareholders. While CFAC intends to pay such amounts, if any, from the interest on the trust account available to it for working capital, those funds may not be sufficient to cover such claims and obligations. Although CFAC seeks to have all vendors, prospective target businesses, or other entities it engages execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements, or if executed, that such waivers will be enforceable or otherwise prevent them from making claims against the trust account. Nor is there any guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CFAC and will not seek recourse against the trust account for any reason. Accordingly, the proceeds held in trust could be subject to claims which could take priority over the claims of CFAC’s public shareholders and, as a result, the actual liquidation price could be less than the liquidation price based upon the proceeds of CFAC’s initial public offering and the concurrent private placement of the warrants placed in the trust account, without taking into account interest earned on the trust account subsequent to the initial public offering, due to claims of such creditors. If CFAC is unable to complete a business combination and is forced to liquidate, Mr. Hao and Ms. Ni will be personally liable for ensuring that the proceeds in the trust account are not reduced by the claims of any third party if such third party does not execute a waiver of its rights, title, interest or claim of any kind in or to the trust account, but only to the extent any claims made against the trust account and the payment of such debts or obligations actually reduces the amount in the trust account. However, there can be no assurance that Mr. Hao and Ms. Ni will be able to satisfy those obligations.

Because the ordinary shares of CFAC issued prior to its initial public offering are prohibited from participating in any liquidation distribution, its founders may have had a conflict of interest when deciding that Wowjoint is a good candidate for a business combination.

CFAC's initial shareholders have waived their right to receive distributions with respect to the ordinary shares purchased by them before its initial public offering if it liquidates because it failed to complete a business combination. The personal and financial interests of Mr. Hao and Ms. Ni may influence their identification and selection of a target business, including Wowjoint, and may affect how or when CFAC completes a business combination. The exercise of discretion by Mr. Hao and Ms. Ni in identifying and selecting Wowjoint as a suitable target business may have resulted in a conflict of interest when they decided that the terms, conditions and timing of the acquisition were appropriate and in shareholders’ best interest.

CFAC is and the post transaction company is expected to be a foreign private issuer and therefore exempt from certain SEC requirements that provide shareholders with protections and information that must be made available to shareholders of U.S. public companies. CFAC’s proxy statement is not subject to the preliminary review and comment by the SEC.

CFAC is and the post-transaction company is expected to be a foreign private issuer. A foreign private issuer has reduced reporting requirements under the U.S. Securities Exchange Act (the “Exchange Act”) as compared to United States public companies, resulting in fewer costs associated with financial and reporting compliance. For example, as a foreign private issuer the post transaction company would be exempt from certain provisions applicable to U.S. public companies, including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information; and

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

As CFAC is a foreign private issuer, this proxy statement is not subject to SEC review. Although CFAC has attempted to include in these proxy materials similar information as that required to be provided by a United States public company, the proxy has not been and will not be reviewed by the SEC, and it may not contain all of the disclosure that would be required had CFAC been a United States public company.

As a foreign private issuer, the post transaction company would file an annual report on Form 20-F and reports on Form 6-K relating to certain material events promptly after announcing those events. However, because of the above exemptions for foreign private issuers, shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Limited ability to evaluate the target business’ management.

Although CFAC closely examined the management of Wowjoint, CFAC cannot assure you that its assessment of Wowjoint’s management will prove to be correct, or that future management will have the necessary skills, qualifications or abilities to manage its business successfully. While certain members of CFAC’s current board of directors may remain directors to the combined company subsequent to the acquisition essentially, all of the serving management of Wowjoint will remain with the combined company, and will for the most part run its day to day operations.

Upon the completion of the Wowjoint acquisition, a large portion of the funds in the trust account in connection with CFAC’s initial public offering are likely to be used for the purchase, directly or indirectly, of shares of CFAC ordinary shares, units or warrants. As a consequence, if the acquisition of Wowjoint is completed, such funds will not be available to the surviving company for working capital and general corporate purposes and it is possible that the number of shareholders of CFAC and the surviving company may be reduced to a number that would preclude the quotation, trading or listing of CFAC securities other than on the OCTBulletin Board.

After the payment of expenses associated with the transaction, including deferred underwriting commissions, the balance of funds in CFAC trust account will be available to the surviving company for working capital and general corporate purposes. However, as it is expected that a large portion of the funds in the trust account will be used to acquire shares of CFAC ordinary share, units or warrants either from holders thereof who vote against the acquisition of Wowjoint and elect to convert their shares into cash or from holders thereof who have indicated their intention to do so but first sell their shares to CFAC or CFAC designated affiliates will be voted in favor of the acquisition proposal. As a consequence of such purchases, the funds in CFAC trust account that are so used will not be available to the surviving company after the acquisition and the actual amount of such funds that CFAC may retain for its own use will be greatly diminished and may not be sufficient to fund the surviving company business or to perform projects committed or in progress, and it is possible that the public “float” of CFAC ordinary shares may be significantly reduced which could cause CFAC’s inability to obtain the quotation, listing or trading of CFAC’s shares over national securities exchanges.

If, as is likely, funds in CFAC trust account are used to purchase, directly or indirectly, shares of CFAC ordinary shares, units or warrants from holders thereof who have indicated an intention to vote against the acquisition proposal and convert their shares of CFAC ordinary shares for cash from the trust account, which action was not disclosed in the prospectus for CFAC initial public offering, holders of shares of CFAC ordinary shares at the time of the share purchase in the initial public offering and have not converted their shares into cash may have rights to rescind their purchases and assert a claim for damages against CFAC, its directors and officers. As many of the persons potentially liable upon such claims are not residents of the United States and have no assets in the United States, enforcing any judgment against such persons may be difficult or impossible.

The prospectus issued by CFAC in its initial public offering did not disclose that funds in the trust account might be used to purchase CFAC ordinary shares, units or warrants from holders thereof who have indicated their intention to vote against the acquisition of Wowjoint and convert their shares into cash. Consequently, such use of the funds in the trust account might be grounds for a holder of shares of CFAC ordinary shares who purchased them in the initial public offer and still held them at the time of the acquisition of Wowjoint without seeking to convert the shares into cash to seek rescission of the purchase of the units he or she acquired in the initial public offering. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Such claims might be brought against CFAC and its directors and officers. Because most of such persons are not residents of the United States and have no assets in the United States, enforcing any award for damages may be difficult or impossible.

Risks Related to Wowjoint’s Corporate Structure

Wowjoint has created an off-shore contractual structure in order to receive economic benefits from Beijing Wowjoint, a domestic company operating within China.

Chinese law does not place restrictions on foreign investment in or ownership of the type of business of which Beijing Wowjoint is engaged in China. The contractual structure Wowjoint has created among AGL, BXFI, Beijing Wowjoint and its shareholders is for the purpose of obtaining the economic benefits of Beijing Wowjoint’s domestic operation. The contractual structure among AGL, BXFI, Beijing Wowjoint and its shareholders enable Wowjoint to

•	exercise effective control over Beijing Wowjoint;

•	receive a substantial portion of the economic benefits of Beijing Wowjoint in consideration for the services provided by the BXFI; and

•	have an exclusive option to purchase all or part of the equity interests in Beijing Wowjoint when and if there are sufficient cash to do so.

For a description of these contractual arrangements, see “Information about Wowjoint—Contractual Arrangements in Connection with the Corporate Structure of Wowjoint”.

If the Chinese government finds that such a contractual structure does not comply with applicable Chinese laws, Wowjoint could be subject to severe penalties.

Wowjoint conducts its operations in China principally through the contractual arrangements among BXFI, Beijing Wowjoint and its shareholders. Because of these contractual arrangements, Beijing Wowjoint and its associated companies are treated as Wowjoint’s consolidated affiliated entities. If Wowjoint’s corporate and contractual structures are found to be in violation of any existing or future Chinese laws, Wowjoint may have to modify such structures accordingly to comply with regulatory requirements. However, Wowjoint cannot assure you that it can achieve such modification without material disruption to its business. Furthermore, if the contractual arrangements are found to be in violation of any existing or future Chinese laws, the relevant Chinese regulatory authorities could have broad discretion in dealing with such violations, including:

•	restricting or prohibiting any related-party transactions between BXFI and Beijing Wowjoint;

•	imposing fines or other requirements with which BXFI and Beijing Wowjoint may not be able to comply;

•	requiring AGL or BXFI and Beijing Wowjoint to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting Beijing Wowjoint’s use of the funds released from the trust account to finance Wowjoint’s business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on Wowjoint’s ability to conduct its business.

Wowjoint relies on contractual arrangements with Beijing Wowjoint and its shareholders for Wowjoint’s China operations, which may not be as effective in providing operational control as direct ownership.

Wowjoint has relied and expects to continue to rely on contractual arrangements with Beijing Wowjoint and its shareholders to operate its business in China. These contractual arrangements may not be as effective in providing Wowjoint with control over Beijing Wowjoint as direct ownership. Wowjoint has no direct or indirect equity interests in Beijing Wowjoint. If Wowjoint had direct ownership of Beijing Wowjoint, Wowjoint would be able to exercise its rights as a shareholder to effect changes in the board of directors of Beijing Wowjoint, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if Beijing Wowjoint or any of its shareholders fails to perform their obligations under these contractual arrangements, Wowjoint may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under Chinese laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Beijing Wowjoint were to refuse to transfer their equity interest in Beijing Wowjoint. to Wowjoint or Wowjoint’s designee when Wowjoint exercises the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward Wowjoint, then Wowjoint may have to take legal action to compel them to fulfill their contractual obligations.

Many of these contractual arrangements are governed by Chinese laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with Chinese laws and any disputes would be resolved in accordance with Chinese legal procedures. The legal environment in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the Chinese legal system could limit Wowjoint’s ability to enforce these contractual arrangements. In the event Wowjoint is unable to enforce these contractual arrangements, Wowjoint may not be able to exert effective control over Beijing Wowjoint and its ability to conduct its business may be adversely affected.

Contractual arrangements among Wowjoint, its China subsidiary, Beijing Wowjoint and other parties may be subject to scrutiny by the Chinese tax authorities and a finding that Wowjoint or Wowjoint’s PRC affiliated entity owe additional taxes could substantially reduce its consolidated net income and the value of your investment.

Under PRC laws, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. Wowjoint could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangement among BXFI and Beijing Wowjoint does not represent an arm’s-length price and adjust Beijing Wowjoint’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Chinese tax purposes, of expense deductions recorded by Beijing Wowjoint which could in turn increase their respective tax liabilities. In addition, the Chinese tax authorities may impose late payment fees and other penalties on Beijing Wowjoint for underpayment of taxes. Wowjoint’s consolidated net income may be materially and adversely affected if Beijing Wowjoint’s tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Chinese regulations on loans and direct investment by offshore holding companies to Chinese entities may delay or prevent Wowjoint from using the funds in the trust account or proceeds Wowjoint may receive from future financing to make loans to its China subsidiaries or affiliates or to make additional capital contributions to its China subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

Wowjoint is an offshore holding company, incorporated in Hong Kong, and it conducts its operations in China through its subsidiaries and affiliated entities in China. In utilizing the funds in the trust account or proceeds Wowjoint may receive from future financing for use by its China subsidiaries and affiliates as operational capital, Wowjoint may make loans to its China subsidiaries and affiliates, or Wowjoint may make additional capital contributions to its China subsidiaries.

Any loans Wowjoint makes to its subsidiary, BXFI, namely foreign investment enterprise or “FIE”, which are treated as foreign investment enterprise under Chinese laws, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable Chinese laws, the Chinese regulators must approve the amount of a FIE’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign investment enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a FIE is permitted to have under Chinese laws. If Wowjoint was to advance some funds to the FIE in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, Wowjoint would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, Wowjoint might have to make capital contributions to the FIE’s in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if Wowjoint makes loans to the FIE that do not exceed their current maximum amount of borrowings, Wowjoint will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

Any loans Wowjoint makes to any subsidiary or affiliate which is a China domestic company rather than a FIE under Chinese laws, such as Beijing Wowjoint, are also subject to various Chinese regulations and approvals. Under applicable Chinese regulations, medium- and long-term international commercial loans to Chinese domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to Chinese domestic companies are subject to the balance control system administered by SAFE. Due to the above restrictions, Wowjoint is not likely to make loans to subsidiaries or affiliates which are domestic companies directly. Any capital contributions Wowjoint makes to the Beijing Wowjoint must be approved by the Ministry of Commerce of China or its local counterparts and registered with SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

Wowjoint cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by Wowjoint to its China subsidiary or affiliated entity or with respect to future capital contributions by Wowjoint to its China subsidiary. If Wowjoint fails to complete such registrations or obtain such approvals, its ability to use such future loans or capital contributions to capitalize or otherwise fund its China operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

Equity Pledge Agreement with Beijing Wowjoint and its shareholders may not be enforceable until they are registered with the relevant administration for industry and commerce pursuant to the China Property Rights Law.

To guarantee the performance of contract obligations of Beijing Wowjoint and its registered shareholders, as applicable, under the contractual arrangement, Wowjoint entered into an equity pledge agreement with them under which they pledge their equity interest in Beijing Wowjoint to BXFI. According to the Property Rights Law, which became effective as of October 1, 2007, pledge rights for a pledge of equity are created at the time of the processing of the registration of the pledge by the relevant administration for industry and commerce. The shareholders of Beijing Wowjoint who are obligated to register the pledge under the Equity Pledge Agreement, are preparing to file an application for the pledge registration. The pledge registration has not been completed as of the date of this proxy statement.

Failure of registration of the pledge could allow the shareholders of Beijing Wowjoint to dishonor their pledge and re-pledge the equity interests to another person or another party. Before completion of the pledge registration, Wowjoint relies on these shareholders to abide by the contracts laws of China and honor their contracts with Wowjoint. Wowjoint cannot assure you that Wowjoint will be able to get its equity pledge registration processed by the relevant administration for industry and commerce, and if Wowjoint is unable to do so, the effectiveness of the pledge may affected.

If Wowjoint can not complete the share purchase of Beijing Wowjoint by the consideration of RMB 1,000,000 and subsequently seek to complete the acquisition by a higher consideration, the value of combined company may decrease if such acquisition does take place.

Per the share purchase agreement signed by AGL and Beijing Wowjoint, AGL has the option, when and if there are sufficient funds available to do so, to acquire 100% of all outstanding shares of Beijing Wowjoint at its sole discretion for the total amount of RMB1,000,000. However, if such an amount of RMB1,000,000 is not sufficient for the acquisition, or more funds are required to complete the acquisition, due to the approval requirements of the Chinese government for purchase of Chinese assets, then the value of the combined company may decrease if it ultimately decides to make such a purchase at a higher consideration.

Risks Relating to CFAC’s Securities

If CFAC does not pay dividends on its shares, its shareholders will only benefit from an investment in CFAC’s shares if such shares appreciate in value.

CFAC’s board of directors may make any determination to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors CFAC’s board of directors deems relevant. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of its shares. There is no guarantee that CFAC’s shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

CFAC securities are quoted on the OTC, which may limit the liquidity and price of CFAC’s securities more than if CFAC’s securities were listed on the Nasdaq Global Market or the New York Stock Exchange.

CFAC ordinary shares, warrants and units are quoted on the OTC Bulletin Board. CFAC believes that the quotation of its securities on the OTC will limit the liquidity and price of its securities more than if its securities were listed on the Nasdaq Global Market or the New York Stock Exchange. CFAC plans to seek listing of its ordinary shares, warrants and units on the Nasdaq Global Market as soon as reasonably practicable. However, it may not currently meet Nasdaq’s initial listing standards and CFAC cannot assure you as to when or if it will meet the listing standards, or that it will be able to maintain a listing of its securities. Pending listing, if any, CFAC expect that its securities would be eligible for continued quotation on the OTC Bulletin Board, an over-the-counter quotation system, where an investor may find it difficult to dispose of shares or obtain accurate quotations as to the market value of the securities.

There may not be an active, liquid trading market for CFAC’s ordinary shares, and the trading price for its ordinary shares may fluctuate significantly.

CFAC’s ordinary shares are currently traded on the OTC. While it intends to file an application for listing on the Nasdaq Global Market, its listing application may not be accepted. If CFAC does not succeed in securing a listing on the Nasdaq Global Market, it could limit the ability to trade its ordinary shares. Compliance with all of the applicable provisions of the Sarbanes-Oxley Act will likely be a further condition of continued listing or trading. There is no assurance that if CFAC is granted a listing on the Nasdaq Global Market it will always meet the Nasdaq Global Market listing requirements, or that there will be an active, liquid trading market for its ordinary shares in the future. Failure to meet the Nasdaq Global Market listing requirements could result in the delisting of CFAC ordinary shares from the Nasdaq Global Market, which may adversely affect the liquidity of its shares, the price that can be obtained for them, or both.

CFAC’s warrant holders may not be able to exercise their warrants, which may create liability for CFAC.

Holders of the warrants CFAC issued in its initial public offering and private placement will be able to receive shares upon exercise of the warrants only if (i) a current registration statement under the Securities Act of 1933 relating to the ordinary shares underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although CFAC has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and CFAC intends to comply with such agreement, CFAC cannot assure you that it will be able to do so. In addition, some states may not permit CFAC to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by CFAC, CFAC may exercise its redemption right even if CFAC is unable to qualify the underlying securities for sale under all applicable state securities laws. Since CFAC’s obligations in this regard are subject to a “best efforts” standard, it is possible that, even if CFAC is able to successfully assert a defense to a claim by warrant holders due to the impossibility of registration, a court may impose monetary damages on CFAC to compensate warrant holders due to the change in circumstances that led to CFAC being unable to fulfill its obligations.

FORWARD-LOOKING STATEMENTS

Some of the information in this proxy statement and the documents that are incorporated by reference constitute forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. Specifically, forward-looking statements may include statements relating to:

•	the benefits of this transaction;

•	the future financial performance of CFAC following the acquisition; and

•	expansion plans and opportunities.

CFAC believes it is important to communicate its expectations to its shareholders. However, there may be events in the future for which it is not able to accurately predict or over which it has no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by CFAC in its forward-looking statements, including among other things:

•	the number and percentage of CFAC shareholders voting against the acquisition proposal;

•	potential liability from future litigation;

•	the diversion of management time on acquisition and integration related issues;

•	difficulties in integrating the merged businesses and management teams;

•	changes in Chinese government’s anticipated infrastructure construction plan;

•	changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction;

•	changes in demand for customized heavy duty special construction machinery and equipment used in constructions of bridges, roads and railways;

•	the impact of inflation generally, as well as the rising costs of materials, such as steel;

•	loss of key customers;

•	changes in Wowjoint 's operating expenses, partially attributable to fluctuating prices of raw materials such as steel;

•	changes in RMB exchange rate against major currencies that may negatively impact on the purchase of import materials or the export of finished products;

•	legislation or regulatory environments, requirements or changes adversely affecting the construction machinery and equipment businesses in which Wowjoint is engaged;

•	statements about industry trends in construction machinery and equipment, including infrastructure development and economic growth factors affecting supply and demand;

•	economic conditions in China generally and in particular in the construction machinery and equipment markets in which Wowjoint operates; and

•	geo-political events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included herein attributable to CFAC or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, CFAC undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the approval of the acquisition you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on CFAC upon completion of the acquisition.

PRICE RANGE OF SECURITIES AND DIVIDENDS

CFAC

CFAC's ordinary shares, warrants and units are currently quoted on the OTC Bulletin Board under the symbols “CFQCF”, “CFQWF” and “CFQUF” respectively. The closing prices per share of ordinary shares, warrants and units of CFAC on November 27, 2009, the last trading day before the announcement of the execution of the share purchase agreement, were $7.75, $1.39 and $9.00, respectively. Each unit of CFAC consists of one ordinary share and one warrant. CFAC units became separable into CFAC ordinary share and warrant on July 23, 2008. Each warrant entitles the holder to purchase from CFAC one ordinary share at an exercise price of $5.00 commencing on the later of the completion of the Wowjoint acquisition or May 20, 2010. CFAC's warrants will expire at 5:00 p.m., New York City time, on May 15, 2012, or earlier upon redemption. Prior to May 16, 2008, there was no established public trading market for CFAC’s securities.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low closing prices of CFAC’s ordinary shares, warrants and units as reported on the OTC Bulletin Board. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Ordinary Shares		Warrants		Units
Quarter Ended	High	Low	High	Low	High	Low
June 30, 2008	N/A	N/A	N/A	N/A	$8.25	$8.10
September 30, 2008	$7.49	$6.95	$1.56	$1.00	8.95	8.00
December 31, 2008	6.90	6.23	0.85	0.10	7.75	6.56
March 31, 2009	7.29	6.80	0.14	0.05	7.50	7.35
June 30, 2009	7.62	7.25	0.55	0.05	7.85	7.35
September 30, 2009	7.71	7.50	0.55	0.25	8.00	7.55
December 31, 2009	7.90	7.64	1.50	0.46	10.35	8.00

CFAC intends to apply to have its securities listed on the Nasdaq Global Market after the acquisition of Wowjoint, although there can be no assurance that its proposed listing will be approved by Nasdaq.

Holders of CFAC. As of December 21, 2009, there were of nine record holders of ordinary shares, ten of warrants, and one of units. CFAC believes the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

Dividends. CFAC has not paid any dividends on its ordinary shares to date and does not intend to pay dividends prior to the completion of a business combination.

Wowjoint. Wowjoint securities are not publicly traded.

Holders.  As of December 21, 2009, there are eight record holders of the equity interest of Beijing Wowjoint. Yabin Liu holds 37.78% of the equity interest of Beijing Wowjoint, Fude Zhang holds 33.55% of the equity interest of Beijing Wowjoint, Yasheng Liu holds 8.18% of the equity interest of Beijing Wowjoint, Liguo Liu holds 4.09% of the equity interest of Beijing Wowjoint,  Anning Li holds 0.7% of the equity interest of Beijing Wowjoint, Pingyi Wang holds 0.7% of the equity interest of Beijing Wowjoint, Ding Ting holds 9% of the equity interest of Beijing Wowjoint, and Beijing Wan Qiao Mechanical and Electrical Equipment Co. holds 6% of the equity interest of Beijing Wowjoint.

Dividends.

Beijing Wowjoint paid a one-time dividend of $2,190,832 on August 22, 2007 on its ordinary shares and has not paid any dividends in the fiscal years prior to or since then.

Beijing Wowjoint does not intend to pay any other dividends in the foreseeable future.

THE CFAC SPECIAL MEETING

CFAC Special Meeting

CFAC is furnishing this proxy statement to you as part of the solicitation of proxies by the CFAC board of directors for use at the special meeting in connection with the proposed acquisition. This proxy statement provides you with the information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held at 8:00 a.m., eastern time, on February 12, 2010, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Izumi Garden Tower, 21st Floor, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6021, Japan, to vote on the acquisition proposal.

Purpose of the Special Meeting

At the special meeting, the holders of CFAC ordinary shares are being asked to:

•
approve the acquisition of all of the outstanding shares of  Wowjoint and the transactions contemplated by the Share Purchase Agreement dated November 30, 2009, by and among CFAC, Wowjoint and the shareholders of Wowjoint;

•	approve the change in CFAC’s corporate name to Wowjoint Holdings Limited as a result of the acquisition;

•	approve to further amend CFAC’s articles of association to remove certain provisions that are no longer applicable to Wowjoint after the acquisition;

•	to approve by ordinary resolution the appointment of board of directors of Mr. Yabin Liu, Mr. Fude Zhang, Mr. Jibing Li and Mr. Chun Liu; and

•	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The CFAC board of directors:

•	has unanimously determined that the each proposal is fair to and in the best interests of CFAC and its shareholders;

•
has considered the opinion provided by the management that, as of the date of its opinion, and based on conditions that existed as of that date, upon and subject to the considerations described in its opinion and based upon such other matters as the management considered relevant, the consideration to be paid by CFAC in connection with the acquisition of Wowjoint is fair to its current shareholders from a financial point of view and the fair market value of Wowjoint is at least 80% of the balance in the trust account;

•	has unanimously approved and declared advisable each proposal;

•	unanimously recommends that the holders of CFAC ordinary shares vote “FOR” the proposal to approve the acquisition of Wowjoint;

•	unanimously recommends that the holders of CFAC ordinary shares vote “FOR” the proposal to change its corporate name to Wowjoint Holdings Limited;

•
unanimously recommends that the holders of CFAC ordinary shares vote “FOR” the proposal to amend CFAC’s amended and restated articles of association to remove certain provisions that are no longer applicable to Wowjoint after the acquisition; and

•
unanimously recommends that the holders of CFAC ordinary shares vote “FOR” the proposal to approve the appointment of board of directors of Mr. Yabin Liu, Mr. Fude Zhang, Mr. Jibing Li and Mr. Chun Liu.

Record Date; Who is Entitled to Vote

The record date for the special meeting is January 15, 2010. Record holders of CFAC ordinary shares at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 5,320,312 outstanding CFAC ordinary shares, of which 4,256,250 were issued in CFAC’s initial public offering.

Each CFAC ordinary share is entitled to one vote per share at the special meeting.

Any CFAC ordinary shares purchased prior to the initial public offering will be voted in accordance with the majority of the votes cast at the special meeting, but only with respect to the acquisition proposal. The holders of such ordinary shares are free to vote their shares acquired in such public offering or afterwards as they see fit and are free to vote all of their ordinary shares, however obtained, on the acquisition proposal as they see fit.

CFAC’s issued and outstanding warrants do not have voting rights and record holders of CFAC warrants will not be entitled to vote at the special meeting.

Vote Required

Under CFAC’s Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of holders of a majority of CFAC’s outstanding ordinary shares issued in the initial public offering which are present and entitled to vote at the meeting. Approval of the amendments to the Memorandum and Articles of Association will require the affirmative vote of the holders of two-thirds of the votes cast by the shareholders at the special meeting, provided that there is a quorum.  The election of each director will require the affirmative vote of the holders of a majority of the votes cast by the shareholders at the special meeting, provided that there is a quorum.

CFAC will not be authorized to complete the acquisition if holders of 1,489,687 or more CFAC ordinary shares sold in its initial public offering (public shareholders owning 35% or more of the shares sold in the initial public offering) vote against the acquisition and demand that CFAC redeem their shares into pro rata portions of the trust account.  The acquisition will also not be consummated in the event that the proposal to increase CFAC’s authorized capital is not approved since CFAC would not be able to issue a sufficient number of shares to the seller pursuant to the stock purchase agreement if the proposal is not approved. In addition, the amendments to CFAC’s Memorandum and Articles of Association and the election of directors will not be effected, even if approved by shareholders in such manner, unless the acquisition proposal with Wowjoint is also approved and holders of less than 35% of the ordinary shares sold in CFAC’s initial public offering vote against the acquisition proposal and exercise their redemption rights.

Broker non-votes will have no effect on the vote to approve the acquisition. Abstaining from voting or not voting on the proposals to amend CFAC’s Amended and Restated Memorandum and Articles of Association, election of directors, and the adjournment (including broker non-votes), either in person or by proxy or voting instruction, will have no effect on the vote to approve each such proposal since the vote to approve each of these proposals requires approval by the holders of either two-thirds or a majority of the votes cast by the shareholders at the special meeting, provided that there is a quorum. An abstention will not count toward the 35% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the acquisition. If the proposal relating to the acquisition is not approved, CFAC will not consummate the acquisition of Wowjoint, and not go forward with the amendments to CFAC’s Memorandum and Articles of Association and the election of directors. To demand redemption, you must vote against the acquisition and elect to redeem your shares.

Voting Your Shares

Each CFAC ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of CFAC ordinary shares that you own.

There are two ways to vote your CFAC ordinary shares at the special meeting:

•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the CFAC board, “FOR” the approval of the acquisition proposal.

•
You can attend the special meeting and vote in person. CFAC will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way CFAC can be sure that the broker, bank or nominee has not already voted your shares.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your CFAC ordinary shares, you may call CFAC’s proxy solicitor Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, telephone number 206-870-8565, Attention: Karen Smith.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	You may send another proxy card with a later date as long as it is received by CFAC’s proxy solicitor Advantage Proxy not less than 48 hours before the special meeting;

•
You may notify CFAC’s proxy solicitor Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, telephone number 206-870-8565, Attention: Karen Smith, in writing before the special meeting that you have revoked your proxy; and

•	You may attend the special meeting, revoke your proxy, and vote in person.

Abstentions and Broker Non-Votes

If your broker holds your shares in its name and you do not give the broker voting instructions, under the rules of FINRA, your broker may not vote your shares on the proposal to approve the acquisition of Wowjoint pursuant to the share purchase agreement. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum, and will have no effect on the acquisition proposal.

Redemption Rights

Any shareholder of CFAC holding ordinary shares issued in CFAC’s initial public offering who votes against the acquisition proposal may, at the same time, demand that CFAC convert his shares into a pro rata portion of the trust account. If so demanded, CFAC will redeem these shares for a pro rata portion of funds held in a trust account, which consist of the $7.9666 of net proceeds from the initial public offering deposited into the trust account, plus interest earned thereon, if the acquisition is consummated. If the holders of 35% or more, ordinary shares issued in CFAC’s initial public offering vote against the acquisition and demand redemption of their shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of CFAC’s initial public offering are held, CFAC will not be able to consummate the acquisition. Based on the amount of cash held in the trust account as of December 21, 2009, without taking into account any interest accrued, you will be entitled to convert each share of ordinary shares that you hold into approximately $7.9666, or $0.0334 less than the per-unit offering price of $8.00 for which you purchased units in the initial public offering. If the acquisition is not consummated, CFAC will continue to search for a business combination in China. However, CFAC will be liquidated if it does not consummate a business combination by no later than May 20, 2010 or, if shareholders approve an extension, by May 20, 2011. In any liquidation, the net proceeds of CFAC’s initial public offering held in the trust account, plus any interest earned thereon still remaining in the trust account, will be distributed pro rata to the holders of CFAC’s ordinary shares who purchased their shares in CFAC’s initial public offering or thereafter.

If you exercise your redemption rights, then you will be exchanging your CFAC ordinary shares for cash and will no longer own these shares. The closing price of CFAC’s ordinary shares on December 21, 2009, the most recent trading day practicable before the printing of this proxy statement, was $7.80 and the amount of cash held in the trust account per each CFAC's ordinary share is $7.9666, plus interest accrued thereon. If a CFAC shareholder would have elected to exercise his redemption rights on such date, then he would have been entitled to receive $7.9666 plus interest accrued thereon, per share. Prior to exercising redemption rights, CFAC shareholders should verify the market price of CFAC’s ordinary shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights. You will be entitled to receive this cash only if you continue to hold your shares through the closing of the acquisition and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for conversion, you must elect either to physically tender your stock certificates to CFAC’s transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal At Custodian System (“DWAC”), which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the proposal is approved.  Upon redemption of your shares, you will no longer own them.  You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

As of January 13, 2010, the market price of $7.98 per share was slightly above the cash redemption value.

Proxy Solicitation Costs

CFAC is soliciting proxies on behalf of its board of directors. All solicitation costs will be paid by CFAC.
This solicitation is being made by mail but also may be made by telephone or in person. CFAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including e-mail and facsimile. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card. Advantage Proxy, a proxy solicitation firm that CFAC has engaged to assist it in soliciting proxies, will be paid a fee not exceeding of $12,500 for its efforts.

CFAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. CFAC will reimburse them for their reasonable expenses.

CFAC, Wowjoint and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies. The underwriters of CFAC’s IPO, Chardan Capital Markets LLC (“CCM”) may provide assistance to CFAC, Wowjoint and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. $1,197,749 of the underwriting commissions relating to the IPO are deferred pending shareholder approval of CFAC’s initial business combination, and CFAC shareholders and warrantholders are advised that CCM therefore has a financial interest in the successful outcome of the proxy solicitation.

Actions that May be Taken to Secure Approval of CFAC’s Shareholders

In order to ensure that the business combination is approved, CFAC, Wowjoint and their respective affiliates may enter into transactions to purchase ordinary shares of CFAC from shareholders who have indicated their intention to vote against the business combination and seek redemption of their shares. In addition, CFAC, Wowjoint and their respective affiliates may also purchase warrants from warrant holders. Such purchases could result in all or substantially all of CFAC trust fund being expended to pay for such purchases post transaction, which would result in Wowjoint not receiving any working capital from the trust account. No transactions have been entered into, but may include:

•	purchases by CFAC, Wowjoint or their respective affiliates of shares or warrants of CFAC;

•
agreements with third parties to purchase shares or warrants that may then be resold to the combined company subsequent to the business combination using funds that were previously in the trust account;

•
agreements with third parties pursuant to which CFAC, Wowjoint or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of CFAC. The combined company would repay such borrowings using funds that were previously in the trust account; and

•	the granting of securities to third party purchasers of ordinary shares or warrants of CFAC as an inducement for such third parties to purchase such securities.

Any CFAC shares purchased by CFAC or its affiliates would increase the likelihood that the transaction would be approved.

In the event that any purchases of CFAC’s ordinary shares or warrants are made by CFAC, Wowjoint or affiliates of either of them, after the mailing of this proxy statement to shareholders but prior to the special meeting, CFAC will submit a Form 6-K relating to such purchases within four business days of such purchases or otherwise prior to the special meeting and file and mail a proxy supplement to its shareholders with respect to such information.

CFAC will submit a report on Form 6-K and will file and mail a proxy supplement to its shareholders with respect to any arrangements entered into by CFAC, Wowjoint or their respective affiliates which is intended to increase the likelihood that the arrangement and related proposals are approved by CFAC’s shareholders. Any CFAC shares purchased by CFAC will not be considered outstanding for purposes of the special meeting and will therefore not be permitted to vote at the meeting. In the event that public shares are purchased by CFAC, such shares would no longer be deemed to be outstanding for purposes of determining the vote required for the approval of any of the proposals presented at the special meeting. Therefore, this would reduce (i) the number of public shares outstanding and entitled to vote on each matter, and (ii) the number of shares required to be voted in favor of each proposal. Conversely, if CFAC’s directors and officers purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of shares required to be voted in favor of such proposals by a number of shares equal to those purchased. Neither CFAC nor its officers or directors purchasing shares would affect the number of shares that could be redeemed by CFAC with the business combination still being permitted to be consummated.

CFAC’s initial shareholders have agreed to vote the ordinary shares of CFAC owned by them prior to CFAC’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in CFAC’s initial public offering. The initial shareholders are not under any obligation to CFAC with respect to voting any shares acquired by them in CFAC’s initial public offering or in the aftermarket, and, accordingly, may vote any such shares in favor of the proposed business combination (as they have indicated they intend to do). This would have the effect of reducing the number of other public shareholders of CFAC that would have to vote in favor of the proposed business combination. The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares.

THE ACQUISITION PROPOSAL

The discussion in this proxy statement of the acquisition and the principal terms of the share purchase agreement dated as of November 30, 2009, and among CFAC, the shareholders of Wowjoint, and Wowjoint is subject to, and is qualified in its entirety by reference to, the share purchase agreement. A copy of the share purchase agreement is attached as Annex A to this proxy statement and is incorporated in this proxy statement by reference.

General Description of the Acquisition

Pursuant to the share purchase agreement, CFAC will acquire 100% of the issued and outstanding shares of Wowjoint.

Background of the Acquisition

Promptly after CFAC’s initial public offering in May 2008, the officers and directors of CFAC commenced the process of locating potential targets. The board of directors of CFAC established a list of criteria for screening potential targets, including but not limited to:

•	principal portion of operations located in mainland China;

•	business sector with favorable profitability and growth outlook;

•	the competitive position of the target within the sector to be among the leaders or with unique competitive advantages;

•	business model with long-term sustainability;

•	strong historical financial track record demonstrating the growth of the target’s business as well as profitability of its business model;

•	fair market value of at least 80% of the balance in the trust account at the time of the business combination;

•	strong management capable of leading the target after the business combination;

•	strategic strength in a particular sector and the capability to consolidate in China and/or internationally;

•	existing distribution arrangements and potential for expansion; and

•	intellectual property or other protections for products.

The CFAC team reached out to a large number of business contacts that it believed might refer potential business combination targets to CFAC, including individuals known to the CFAC team as being knowledgeable about deals in the marketplace, financial advisory firms that specialize in deal flow sourcing or advising companies in fund raising or financial transactions, senior business executives, professional investment managers and private equity investment funds.

CFAC received leads and reviewed a total of more than 10 potential business combination candidates. These candidates were engaged in a wide range of industry sectors. Most of these reviews were done on a preliminary basis, and did not progress towards a substantive discussion of terms of a potential transaction with CFAC. Depending on the candidate involved, these companies were not considered as a final business combination target with CFAC for various reasons, including but, not limited to, the target not meeting CFAC’s criteria as described above or a lack of interest on the part of the candidate to pursue further discussions with CFAC.

Description of Significant Events with Target

In February 2009, Mr. Richard Lui, a personal friend of Ms. Hope Ni, as well as a consultant to Wowjoint, called Ms. Hope Ni to introduce Wowjoint as a potential target for CFAC. CFAC and Wowjoint signed a non disclosure agreement, and Wowjoint sent its business plan and company information to CFAC’s management team. After reviewing Wowjoint’s preliminary information, CFAC management team decided to pursue the opportunity further.

On March 5, 2009, CFAC management visited Wowjoint’s company site in Beijing, China and had a meeting with Mr. Yabin Liu, the chief executive officer and the founder of Wowjoint. After the meeting, CFAC conducted research on Wowjoint, its competitors, the heavy duty construction equipment industry in China, as well as the Chinese government’s infrastructural plans. At the same time, CFAC management continued discussions with other potential target companies.

On May 22, 2009, Mr. Chun Yi Hao met with Wowjoint’s management team at its Beijing office. During the meeting, the parties further discussed their respective goals and the legal and financial structure of a potential combination of the two companies. In the following week, CFAC’s management and Wowjoint’s management had follow-up meetings in Beijing during which they continued to discuss the structure and the impact of a business combination between Wowjoint and CFAC.

However, Wowjoint shareholders debated whether the business combination between Wowjoint and CFAC would benefit the shareholders of Wowjoint under the prevailing depressed capital market conditions. Communications and discussions between CFAC and Wowjoint remained open but inactive in the following months.

Starting in June 2009, the discussions between Wowjoint and CFAC became active again as conditions in the worldwide capital markets improved.

On June 2, 2009, CFAC’s management briefed the board of directors of CFAC about its intention to evaluate the feasibility of a business combination with Wowjoint, and the board authorized CFAC’s management to begin due diligence and negotiations.

On June 8, 2009, CFAC sent Wowjoint an initial due diligence request list requesting information and various documents relating to Wowjoint, including corporate documents, material contracts, financial statements, corporate structure charts, intellectual property, and details of regarding legal matters.

On June 8, 2009, CFAC’s management engaged Broad & Bright Law Firm (“B&B”), its PRC counsel, to conduct legal due diligence on Wowjoint. On the same day, B&B sent Wowjoint an initial request of due diligence questionnaires. On July 12, 2009, B&B made an additional information request to Wowjoint asking for more supplemental information. On July 25, 2009, B&B circulated a due diligence memo among the parties involved. On July 31, 2009, B&B provided its final legal due diligence report.

In June 2009, CFAC’s management, assisted by CCM’s Beijing office, conducted extensive financial due diligence on Wowjoint. CFAC’s management reviewed Wowjoint’s major sales contacts as well as the major purchase contracts provided by Wowjoint for the period from the beginning of 2005 to mid-2009. CFAC’s management also reviewed and examined Wowjoint’s accounting records, vouchers, warehouse record books and bank ledgers, and discussed and examined its accounting policies.

In June 2009, CFAC’s management team also conducted business due diligence by interviewing Wowjoint’s senior management team regarding Wowjoint’s marketing and sales practices, R&D plans, engineering and manufacturing expansion plans, as well as the financial projections of Wowjoint. CFAC’s management also conducted independent phone interviews with Wowjoint’s customers to understand Wowjoint’s relationship with its customers.

During the week of June 20, 2009, CFAC’s management made arrangements to have Wowjoint’s management meet CFAC’s IPO underwriters, CCM and Maxim Group, in their respective offices in New York City.

Based on the results of due diligence, CFAC’s management believed that Wowjoint fitted the investment criteria stated in CFAC’s initial public offering prospectus. CFAC’s management communicated to Wowjoint’s management its intention of pursuing the transaction further, and also informed Wowjoint’s management team of the preparation work that Wowjoint must complete in order to pursue a business combination with CFAC. Such preparation work included the delivery of a consolidated U.S. GAAP audit report; a complete legal restructuring of Wowjoint; and the need to provide a PRC legal opinion concerning the legal structure of Wowjoint.

On July 1, 2009, CFAC engaged Kroll Inc. to conduct a background check on the major shareholders and executives of Wowjoint. On August 6, 2009, Kroll delivered its final report on the background check.

On July 10, 2009, the board of directors of Wowjoint met to discuss the transaction, and authorized Wowjoint’s management to negotiate and to take all required actions in connection with a potential business combination.

Starting in late June 2009, Wowjoint, with the assistance of its financial advisor, Morgan Capital, started the various tasks, including the hiring of legal counsel, accountants experienced with U.S. GAAP and auditors in order to complete the corporate restructuring, as well as to the prepare the required audit report.

On July 20, 2009, Wowjoint engaged BR Attorney-at-Law as its PRC legal council. During the following few weeks, BR Attorney-at-Law reviewed Wowjoint’s information and provided a draft of its legal opinion to CFAC’s management.

During July 2009, CFAC’s management and Wowjoint’s management also started discussing and negotiating the acquisition consideration for Wowjoint based on the information provided by Wowjoint, including its management accounts. Both parties agreed on certain multiples which would be used as the basis for Wowjoint’s valuation and that the purchase price would be determined based on Wowjoint’s audited net income of 2008 and 2009.

On August 5, 2009, Broad & Bright, CFAC’s PRC legal counsel, delivered an initial draft of the share purchase agreement to Wowjoint. From August 2009 to early November 2009, the terms of a definitive agreement were negotiated between two parties through numerous in-person meetings, phone calls and e-mails.

On August 10, 2009, CFAC’s management updated CFAC’s board and briefed the board on the status of the business combination with Wowjoint. The board authorized CFAC’s management to proceed.

On August 12, 2009, the board of directors of Wowjoint authorized its management to take all the necessary actions to prepare for the business combination, including negotiating and finalizing the share purchase agreement.

On September 7, 2009, CFAC’s counsel distributed a revised draft of the share purchase agreement.

While CFAC’s management was waiting for the final audit report of Wowjoint, CFAC continued the discussions with Wowjoint’s auditor and the accounting team to better understand the preliminary financial results of Wowjoint.

From September 2009 to November 2009, both parties and their respective counsel prepared the proxy statement to solicit CFAC’s shareholders to vote on the transaction with Wowjoint.

From September 2009 to November 2009, CFAC’s management and CCM prepared an investor presentation regarding the transaction.

On November 6, 2009, CFAC entered into a letter of intent with Wowjoint, and on November 9, 2009, CFAC issued a press release announcing the letter of intent, and filed a Form 6-K accordingly.

On November 24, 2009, Wowjoint’s auditor, Sherb & Co., LLP, issued Wowjoint’s final audit report. A copy of the audit report was immediately delivered to CFAC.

On November 27, 2009, CFAC held a telephonic board meeting attended by all members of its board at which it reviewed the share purchase agreement with management, as well as its financial analysis of the proposed transaction. This included the demonstration that Wowjoint’s fair market value was equal to at least 80% of the balance in the trust account around the time of the business combination. Discussions included transaction details, investment merits, Wowjoint’s recent and projected financial performance, China’s transportation infrastructure construction industry outlook and valuation metrics. After these presentations, CFAC’s board of directors unanimously approved the share purchase agreement and recommended that the shareholders of CFAC vote in favor of the adoption and approval of the share purchase agreement. The CFAC board authorized CFAC’s management to execute the share purchase agreement.

On November 30, 2009, CFAC and Wowjoint executed the share purchase agreement.

Concurrently with the execution and delivery of the share purchase agreement, the applicable parties executed and delivered certain other agreements.

On November 30, 2009, CFAC and Wowjoint issued a joint press release announcing the transaction and the execution of the share purchase agreement. On the same day, CFAC filed a report of foreign private issuer on Form 6-K to announce the proposed business combination with Wowjoint, and included the press release and investor presentation materials as exhibits.

On December 23, 2009, CFAC filed a report of foreign private issuer on Form 6-K with a revised investor presentation materials as an exhibit.

CFAC’s Reasons for the Acquisition and Recommendation of the CFAC Board

The CFAC board of directors has concluded that the acquisition of Wowjoint is in the best interests of CFAC’s shareholders.

In approving the share purchase agreement with Wowjoint and shareholders of Wowjoint, the board of directors of CFAC relied on information (including financial information) relating to Wowjoint, the regulatory environment and the infrastructure construction equipment industry fundamentals. In addition, the board considered management’s opinion that, based on the matrix analysis by the management, the Wowjoint acquisition is fair to CFAC’s current shareholders from a financial point of view.

CFAC’s board of directors considered a wide variety of factors in connection with its evaluation of the acquisition. In light of the complexity of those factors, the CFAC board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the CFAC board may have given different weight to different factors.

The analysis of CFAC’s board of directors in reaching this conclusion is described in more detail below. In considering the acquisition, the CFAC board gave considerable weight to the following positive factors:

•	Rapid Expansion of China’s Infrastructure Scale

CFAC’s board of directors sees great opportunities in China’s rapidly expanding scale of infrastructure development. China is expanding its railway and highway network across the entire country. CFAC’s board of directors considers this unique opportunity.

•	Wowjoint’s Successful Record of Growth and Expansion, and High Potential for Future Growth

An important criterion to CFAC’s board of directors in identifying an acquisition target was that the company has established business operations, that it was generating current revenues and that it had the strong potential for additional growth. CFAC’s board of directors believes that Wowjoint, already a leader in China’s rapidly growing construction equipment industry, has established a solid platform to conduct a profitable and growing business, with the ability to pursue growth plans and further expand into the specialized construction machinery business.

•	Unique Aspects of Wowjoint’s Business

Another important criterion to CFAC’s board of directors in identifying an acquisition target was whether the company was well-positioned with a competitive edge in the marketplace. Wowjoint is well-positioned in the market due to its strong design, engineering and manufacturing capabilities. Its strong in-house design and engineering capabilities place well ahead of its competition.

•	Experience of Wowjoint’s Management

Another important criterion to CFAC’s board of directors in identifying an acquisition target was that the company must have a seasoned management team with specialized knowledge of the markets within which it operates. Wowjoint’s management team has extensive experience in China's expanding construction equipment sector, recognized operational skills and strong customer relationships.

•	Terms of the Share Purchase Agreement

The terms of the share purchase agreement, including the closing conditions, restrictions on CFAC’s and Wowjoint’s ability to respond to competing proposals, and termination provisions, are customary and reasonable. It was important to CFAC’s board of directors that the share purchase agreement includes customary terms and conditions to allow for a more efficient closing process and lower transaction expenses.

CFAC’s board of directors believes that each of the above factors supported its determination and recommendation to approve the acquisition. CFAC’s board of directors did, however, consider the following potentially negative factors, among others, in its deliberations concerning the acquisition:

•
The risk that CFAC’s public shareholders would vote against the acquisition and exercise their redemption rights: CFAC’s board of directors considered the risk that the current public shareholders of CFAC would vote against the acquisition and demand to redeem their shares for cash upon consummation of the acquisition, thereby depleting the amount of cash available to the combined company following the acquisition. CFAC’s board of directors deemed this risk to be no worse with regard to Wowjoint than it would be for other target companies, and believes that CFAC will still be able to implement its business plan even if the combined company received a portion of the funds deposited in the trust account.

•
Certain officers and directors of CFAC may have different interests in the acquisition than the CFAC shareholders: CFAC’s board of directors considered the fact that certain officers and directors of CFAC may have interests in the acquisition that are different from, or are in addition to, the interests of CFAC shareholders generally, including the matters described under “Interest of CFAC Directors and Officers in the Acquisition” above. However, this fact would exist with respect to an acquisition of any target company.

After deliberation, the CFAC board of directors determined that these potentially negative factors were outweighed by the potential benefits of the acquisition above, including the opportunity for CFAC shareholders to benefit from Wowjoint’s possible future growth.

Interest of CFAC Directors and Officers in the Acquisition

In considering the recommendation of the board of directors of CFAC to vote for the proposal to adopt the acquisition, you should be aware that certain members of the CFAC board have agreements or arrangements that provide them with interests in the acquisition that differ from, or are in addition to, those of CFAC shareholders generally. In particular:

•
if the acquisition is not approved and CFAC fails to consummate an alternative transaction within the time allotted pursuant to its amended articles of association, thus requiring CFAC to liquidate, the ordinary shares held by CFAC’s executives and directors may be worthless because CFAC’s executives and directors are not entitled to receive any of the net proceeds of CFAC’s initial public offering that may be distributed upon liquidation of CFAC. CFAC’s executives and directors own a total of 1,064,062 CFAC ordinary shares. CFAC’s executive officers and directors are contractually prohibited from selling their shares prior to November 16, 2010 or six months after the close of a business combination, unless a shorter period of time is approved by CFAC's public shareholders, during which time the value of the shares may increase or decrease. Thus, it is impossible to determine what the financial impact of the acquisition will be on CFAC’s officers and directors; and

•
Mr. Hao and Ms. Ni have agreed to loan CFAC funds, without interest, to cover its transaction expenses in connection with the acquisition of Wowjoint in excess of the funds held outside the trust. These funds may not be repaid if the acquisition is not completed.

CFAC’s board of directors was aware of these agreements and arrangements during its deliberations on the merits of the acquisition and in determining to recommend to the shareholders of CFAC that they vote for the approval of the acquisition proposal.

Certain Other Interests in the Acquisition

In addition to the interests of CFAC’s directors and officers in the acquisition of Wowjoint, certain entities promoting the acquisition and/or soliciting proxies on behalf of CFAC have interests in the acquisition that are different from, or in addition to, the interests of CFAC’s shareholders and CFAC’s public warrantholders.

CCM, the lead underwriter in CFAC’s IPO, is assisting CFAC’s directors and officers in connection with these efforts by providing various support and advisory services in connection with the acquisition of Wowjoint. The services to be provided by CCM include identifying potential investors, assisting management in preparing presentations to potential investors, general advice on strategy and tactics in respect of consummation of the acquisition and leveraging CCM’s relationships with other financial institutions to provide other assistance in relation to the acquisition. Such other firms may also be paid fees for their services.

Compensation of CCM is contingent upon consummation of the acquisition and is equal to a cash fee of 5% of any amount raised from any U.S. institutional or accredited individual investors, which includes the amount by which an investor increased such investor’s shareholdings since October 15, 2009.  CCM is also entitled to a 6% cash fee of any such amount raised from investors domiciled in China.

Pursuant to an Agreement between CCM and EuroPacific Capital, Inc., CCM will pass along a fee equal to 5% of the market value of any shares an investor acquired due to the efforts of Euro Pacific, to the extent that such shares are voted in favor of CFAC's initial business combination.  CFAC shareholders and warrantholders are advised that the foregoing broker-dealers may therefore be considered to have a financial interest in the successful outcome in the proxy solicitation.

In connection with the IPO, the underwriters agreed to defer underwriting discounts and commissions $1,197,749 from the sale of CFAC units, until the consummation of CFAC’s initial business combination. Pursuant to its Agreement with CFAC, the deferred fee will be paid in cash if CFAC retains $8,000,000 from the funds held in its trust account.  If no funds are retained from the amount in trust, the deferred fee will paid in the form of ordinary share.  If CFAC retains between $0 and $8,000,000, the deferred fee will be paid in a combination of cash and shares, with the cash portion equal to the total amount payable multiplied by the retained proceeds divided by $8,000,000.  The balance of the payment amount due will be paid in the form of ordinary shares. CFAC shareholders and warrantholders are advised that CCM therefore has a financial interest in the successful outcome of the proxy solicitation.

Wowjoint Board’s Reasons for the Approval of the Business Combination

The Wowjoint board concluded that the business combination with CFAC and the related transaction are in the best interests of Wowjoint’s shareholders. Its board had previously decided that having its shares in the United States would assist it in gaining access to additional potential investors and enhance its access to capital markets. The board of Wowjoint determined that entering into the business combination was a way to accomplish that goal in a relatively short time.

Satisfaction of the 80% Test

According to the agreements CFAC entered into in connection with its initial public offering, CFAC’s initial target business or businesses in the aggregate must have a fair market value, as determined by its board of directors, equal to at least 80% of the balance in the trust account at the time of the business combination. The fair market value of Wowjoint was calculated by CFAC’s management team to be $132,595,866, which represents approximately 389% of the balance in the trust account as of June 30, 2009, which were approximately $34.1 million (not including potential payments to redeeming shareholders).

CFAC determined the enterprise value of Wowjoint by comparing it to 17 public companies having certain characteristics similar to Wowjoint. These companies were selected because they are producers of construction equipment which is similar in nature to Wowjoint’s products. Although producing construction equipment is the main business for each of these companies, most of them offer different product lines and some of them have wider product offerings than Wowjoint. They serve various customers in different industries and in different countries. Three of the companies are listed on the New York Stock Exchange, three on NASDAQ, two on the Shanghai Stock Exchange in China, one on the Shenzhen Stock Exchange in China, one on the Hong Kong Stock Exchange, three on the Tokyo Exchange, one on the Prime Standard of the German Stock Exchange, one on the Paris Stock Exchange, one on the Vienna Stock Exchange and one on NASDAQ OMX Helsinki. CFAC used the median of the following ratios and applied the ratio to Wowjoint in order to determine its enterprise value: Enterprise Value/Revenue and Enterprise Value/Net Income. For Enterprise Value/Revenue, the median of the ratio was the same as the average of the ratio. For Enterprise Value/Net Income, the median of the ratio was less than the average and the results of such calculations were discounted by 10% due to the illiquidity of Wowjoint’s securities. The average and median of each of the ratios for the year 2009 (which were calculated using estimated financial results for the year 2009 based on I/B/E/S Earnings Estimates from Bloomberg on October 9, 2009 and the respective closing prices of their common equity as of October 9, 2009) are as follows:

Ratio	Median	Average
EV/R	1.1	1.1
EV/Net Income	25.1	27.9

    Wowjoint’s revenue for the year ended August 31, 2009 was $44,622,159, and its Net Income was $9,783,789. Therefore, based on the median ratios specified above, the average enterprise value was determined to be $132,595,866, as further detailed in the following table:

Ratio	Calculated Value	Discount	Enterprise Value
EV/R	$49,084,375	$4,908,438	$44,175,937
EV/Net Income	$245,573,104	$24,557,310	$221,015,794

CFAC’s board believes that the management is qualified to make this analysis and concluded that the business combination with Wowjoint met the 80% asset test requirement without recourse to a fairness opinion from an independent source, because of the financial skills and background of its management.

Appraisal or Dissenters Rights

No appraisal rights are available under Cayman Islands Law for the shareholders of CFAC in connection with the acquisition proposal.

United States Federal Income Tax Consequences of the Acquisition

CFAC shareholders are encouraged to review the section entitled “Material United States Federal Income Tax Consequences of the acquisition.”

Regulatory Matters

The acquisition and the transactions contemplated by the share purchase agreement are not subject to the HSR Act or any other material U.S. federal or state regulatory requirement or approval. CFAC does not believe that, in connection with the completion of the acquisition, any consent, approval, authorization or permit will be required in any jurisdiction, including the PRC.

Consequences if Acquisition Proposal is Not Approved

If the acquisition proposal is not approved by the shareholders, CFAC will not acquire Wowjoint, and CFAC will continue to seek other potential business combinations in China.

Required Vote

Approval of the acquisition proposal will require the affirmative vote of a majority of CFAC’s ordinary shares issued in CFAC’s initial public offering. In addition, each CFAC shareholder that holds ordinary shares issued in CFAC’s initial public offering or purchased following such offering in the open market has the right to vote against the acquisition proposal and, at the same time demand that CFAC redeem such shareholder’s shares for cash equal to a pro rata portion of the trust account in which a substantial portion of the net proceeds of CFAC’s initial public offering is deposited. These shares will be redeemed for cash only if the acquisition is completed and the shareholder requesting conversion holds such shares until the date the acquisition is consummated. However, if the holders of 1,489,687 or more ordinary shares issued in CFAC’s initial public offering-an amount equal to 35% ore more of the total number of shares issued in the initial public offering vote against the acquisition and demand redemption of their shares into a pro rata portion of the trust account, then CFAC will not be able to consummate the acquisition. Broker non-votes, abstentions or the failure to vote on the acquisition proposal will have no effect on the outcome of the vote.

Recommendation

After careful consideration, CFAC’s board of directors has determined unanimously that the acquisition proposal is fair to, and in the best interests of, CFAC and its shareholders. CFAC’s board of directors has approved and declared advisable the acquisition proposal and unanimously recommends that you vote or give instructions to vote “FOR” the proposal to approve the acquisition.

The foregoing discussion of the information and factors considered by the CFAC board of directors is not meant to be exhaustive, but includes the material information and factors considered by the CFAC board of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ACQUISITION PROPOSAL TO PURCHASE ALL OF THE OUSTANDING SHARES OF WOWJOINT.

THE SHARE PURCHASE AGREEMENT

The following summary of the material provisions of the share purchase agreement is qualified by reference to the complete text of the share purchase agreement, a copy of which is attached as Annex A to this proxy statement. All shareholders are encouraged to read the share purchase agreement in its entirety for a more complete description of the terms and conditions of the acquisition.

General

On November 30, 2009, CFAC entered into the share purchase agreement with Wowjoint and its shareholders. Under the share purchase agreement, CFAC will acquire 100% of the outstanding shares of Wowjoint and each of Giant Nova Holdings Limited and AGL will become a wholly owned direct subsidiary of CFAC.

Structure of the Acquisition

At the effective time of the acquisition, CFAC will continue as the operating company and will change its name to Wowjoint Holdings Limited.

Purchase Price-Payment

At the closing, the Wowjoint’s shareholders, subject to adjustments and certain holdbacks, will be paid an aggregate of 5,700,000 ordinary shares of CFAC for all the outstanding shares of AGL and Giant Nova Holdings Limited.  In addition, pursuant to an earn-out provision in the share purchase agreement, CFAC has agreed to issue to Realink, one of shareholders of Giant Nova Holdings Limited, up to 500,000 additional shares if the following performance targets are achieved:

•
200,000 earn-out shares in the event that the closing price per share is at or above US$10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date.

•
200,000 earn-out shares in the event that the closing price per share is at or above US$13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date.

•
100,000 earn-out shares in the event that the average daily trading volume is no less than 200,000 shares for three consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date.

In addition, the shareholders of Realink-Mr. Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu have agreed that 3,696,735 ordinary shares of CFAC held by them shall be held in an escrow account upon consummation of the acquisition.  Such shares held in the escrow account will be released to them after four years from the date of issuance.

The 500,000 earn-out shares exclude the possible issuance of an additional 2,800,000 ordinary shares if the funds left to the combined company following the closing are $1,250,000 or less.

In the event that the amount of funds available to the combined company in the trust account plus any new capital raised by the combined company immediately after the closing but before paying any closing expenses (the “Available Funds”) is not less than US$8,000,000, CFAC shall cause Chun Yi Hao and Hope Ni (collectively, the “Sponsors”) to deposit an aggregate of 421,875 ordinary shares of CFAC (the “Sponsor Earn-Out Shares”) owned and held by the Sponsors into an escrow account, and such shares shall be released immediately upon satisfaction of one of the following conditions: (1) the Sponsors have helped the combined company, either prior to or after the closing, complete one or a series of financings that have raised, in an accumulative amount including the Available Funds, no less than US$8,000,000 based on such a valuation of Wowjoint for the purpose of financing(s) that is acceptable to Wowjoint or to the combined company; or (2) within 10 months after the completion of the restructuring, CFAC shall introduce at least five institutional investors to meet with Wowjoint for the purpose of negotiating an investment in the combined company.  The Sponsors shall use their reasonable efforts to help the combined company complete such financing on or prior to May 20, 2010.

Closing of the Acquisition

Subject to the provisions of the share purchase agreement, the closing of the acquisition will take place promptly following the satisfaction or waiver of the conditions described below under “The Share Purchase Agreement—Conditions to the Completion of the Acquisition,” unless CFAC and Wowjoint shareholders agree to another time.

Representations and Warranties

The share purchase agreement contains a number of representations and warranties that each of the Wowjoint and Wowjoint shareholders has made to CFAC. These representations and warranties relate to, among other things:

•	organization, power and authority;

•	subsidiaries, equity interests;

•	ownership of the shares;

•	authorization, execution, delivery, enforceability of the share purchase agreement;

•
absence of conflicts or violations under organizational documents, certain agreements and applicable laws or decrees, as a result of the contemplated transaction, receipt of all required consents and approvals;

•	absence of certain changes or events since August 31, 2009;

•	taxes;

•	employee matters and employee benefit plans;

•	litigation;

•	compliance with applicable laws;

•	material contracts;

•	brokerage;

•	real property and leasehold interests;

•	transactions with affiliates;

•	permits;

•	insurance;

•	business intellectual property;

•	accuracy of the information contained in the financial statements;

•	absence of undisclosed liabilities and accounts receivable;

•	environmental matters;

•	no knowledge of breach, limitation of representations and warranties;

•	ownership of assets and properties; and

•	investment intent.

The share purchase agreement also contains a number of representations and warranties that CFAC has made to Wowjoint and Wowjoint shareholders. These representations and warranties, among other things, relate to:

•	organization, power and authority;

•	authorization, enforceability of the share purchase agreement;

•
absence of conflicts or violations under organizational documents, certain agreements and applicable laws or decrees, as a result of the contemplated transaction, receipt of all required consents and approvals;

•	absence of certain changes or events since December 31, 2008;

•	litigation;

•	compliance with applicable laws;

•	contracts;

•	brokerage;

•	required vote of shareholders;

•	transactions with affiliates;

•	insurance;

•	absence of undisclosed liabilities;

•	environmental matters;

•	ownership of assets and properties; and

•	SEC reports.

Materiality and Material Adverse Effect

Many of the representations and warranties are qualified by materiality or material adverse effect. For the purposes of the share purchase agreement, a material adverse effect on Wowjoint means, with respect to any person, any (i) event, occurrence, fact, condition, change or development that has had a material adverse effect on the business prospects, condition (financial or otherwise), assets or results of operations of such person; (ii) material adverse effect on such person’s ability to perform any material obligations of such person under the share purchase agreement or under any other transaction document or any contract of such person, as applicable; (iii) material adverse effect on any material rights such person may have under the share purchase agreement or under any other transaction document or any material contract of such person. A material adverse effect on CFAC means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, prospects, condition (financial or otherwise), assets or results of operations of CFAC or (b) would prevent or materially impair or materially delay the ability of CFAC to perform its obligations under the share purchase agreement or to consummate the transactions contemplated thereby; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed by themselves to be or constitute a material adverse effect on CFAC: (i) the effect of any change in the United States or foreign economies, capital markets or political conditions in general to the extent that it does not disproportionately affect the CFAC taken as a whole, relative to other participants in the industries in which CFAC operates; (ii) the effect of any act of war, armed hostilities or terrorism which does not disproportionately affect Wowjoint, taken as a whole, relative to other participants in the industries in which CFAC operates; and (iii) the effect of any changes in applicable laws applicable to CFAC or GAAP.

Interim Covenants Relating to Conduct of Business of Wowjoint

Under the share purchase agreement, Wowjoint and the Wowjoint shareholders have agreed to cause Wowjoint shareholders, prior to completion of the acquisition, to conduct their business in the ordinary course consistent with past practice, except as expressly permitted by the share purchase agreement. In addition to this agreement regarding the conduct of business generally, subject to specified exceptions, Wowjoint and the Wowjoint shareholders have agreed to cause any member of Wowjoint not to:

•	amend or propose to amend its organizational documents;

•
except as contemplated on or before the execution of the share purchase agreement which has been disclosed in the disclosure schedule, pledge, sell, transfer, dispose or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of the equity securities of any member of Wowjoint, or enter into any discussions or negotiations with any other party to do so;

•	acquire or redeem, directly or indirectly, or amend any of its equity securities;

•	make any distribution or declare, pay or set aside any dividend with respect to, or split, combine or reclassify any shares of capital stock or other equity securities;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of it;

•	forgive any loans to any of its employees, officers or directors, or any of its affiliates;

•
(A) incur or assume any long-term or short-term indebtedness or issue any debt securities, or (B) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any lien thereupon;

•	acquire (by merger, consolidation or acquisition of shares or assets) any other person or any equity or ownership interest therein;

•	sell or dispose of (by merger, consolidation or sale of shares or assets) any other person or any equity or ownership interest therein;

•	make any change in any of the accounting principles or practices used by it except as required by law or GAAP, or as recommended by the independent auditors of Wowjoint;

•	acquire, sell, lease, license or dispose of any property or assets in any single transaction or series of related transactions;

•	take any action, or fail to take any action, if the action or failure to act could reasonably be expected to prevent the transaction from occurring;

•
enter into, renew or amend in any material respect any transaction, agreement, arrangement or understanding between (A) any member of Wowjoint, on the one hand, and (B) any affiliate of Wowjoint or Giant Nova (other than any of Wowjoint’s subsidiaries), on the other hand, of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

•
(A) amend, modify, waive, release any terms of, or grant, assign or transfer any of its material rights or claims under, any contracts governing the relationships with the customers, suppliers and other persons with which it has contractual relationships in a manner materially adverse to the members of Wowjoint or (B) terminate any contracts governing the relationships with the customers, suppliers and other persons with which it has contractual relationships;

•
change any material tax election, amend any tax returns, change any tax accounting method, settle or compromise any material tax liability, or consent to the extension or waiver of the limitations period applicable to a material tax claim or assessment;

•	enter into, amend, or extend any collective bargaining agreement;

•
grant any share options, share appreciation rights, restricted shares, restricted share units, deferred equity units, awards or other equity-based award , or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•
except as required under applicable law, (A) increase in any manner the compensation or benefits of any of the current or former directors, executive officers, key employees, consultants, independent contractors or other service providers of any member of Wowjoint (collectively, “Employees”), other than increases in the ordinary course of business for Employees (other than directors), (B) become a party to, establish, amend in any manner that increases the costs thereunder, commence participation in, terminate or commit itself to the adoption of any share option plan or other share-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (other than (1) agreements evidencing awards and payments made under employee benefit plans existing as of the date of the share purchase agreement made in the ordinary course of business or (2) new arrangements with respect to Employees hired after the date hereof), (C) accelerate the vesting of or lapsing of restrictions with respect to any share-based compensation or other long-term incentive compensation under any employee benefit plans or employment agreements, (D) cause the funding of any arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any employee benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law, or (F) (x) hire employees in the position of executive officer (except for replacement hires or hires currently budgeted for) or (y) terminate the employment of any executive officer, other than termination for cause;

•	acquire, sell, lease, license or dispose of any property or assets in any single transaction or series of related transactions, except for transactions in the ordinary course of business;

•
settle or compromise any pending or threatened action or pay, discharge or satisfy or agree to pay, discharge or satisfy any liability, in each case which is material to the business (other than (A) the payment of liabilities in the ordinary course of business and (B) the payment of liabilities existing on the date hereof pursuant to their terms);

•
(A) enter into a material contract if in effect as of the date hereof or (B) amend or modify in any material respect or terminate any material contract, or waive, release, grant, assign or transfer any of its material rights or claims thereunder;

•
waive, settle, or release any material rights or claims of it against third parties or enter into a contract to do any of the foregoing or knowingly take (A) any action which is reasonably expected to result in any of the conditions to the consummation of the acquisition not being satisfied or (B) any action which would materially impair the consummation of the acquisition in accordance with the terms of the share purchase agreement or be reasonably expected to materially delay such consummation.

No Solicitation by Wowjoint

 Wowjoint and the shareholders of Wowjoint have agreed that they will not (and will not permit any member of Wowjoint) take any action to solicit, initiate, assist, receive, negotiate, encourage or accept any offer, inquiry, proposal from any person or entity other than CFAC regarding any acquisition of the outstanding shares of Wowjoint or their respective subsidiaries, or transfer of all or substantially all of the assets of Wowjoint or their respective subsidiaries or any other change of control transaction of Wowjoint, or their respective subsidiaries with any other party.

CFAC Shareholders’ Meeting

CFAC has agreed to call and hold a meeting of its shareholders, as promptly as reasonably practicable, for the purpose of seeking the adoption of the acquisition proposal by its shareholders. CFAC has also agreed that it will, through its board of directors and subject to their fiduciary duties or as otherwise required by law, recommend to its shareholders that they approve and adopt the acquisition proposal.

Indemnification

Wowjoint and the shareholders of Wowjoint have agreed to indemnify and hold harmless CFAC and its affiliates and their respective officers, directors, employees and representatives, for any damages which arise from or in connection with (a) the breach of representations and warranties and agreements and covenants of Wowjoint and the Wowjoint shareholders; (b) the breach of or failure to perform any covenant of Wowjoint and the Wowjoint shareholders contained in the share purchase agreement; or (c) any claim by a shareholder or former shareholder of any member of Wowjoint, any current or former holder of options, warrants or other securities of any member of Wowjoint or any other person, seeking to assert or based on ownership, any right other than rights under the share purchase agreement, any claim under the organizational documents or any claim that the shares or other securities were wrongly accelerated, terminated, cancelled or repurchased.

CFAC shall indemnify and hold harmless each Wowjoint shareholder and their affiliates and their respective officers, directors, employees and representatives from and against any damages which arise from or in connection with the breach of representations and warranties and agreements and covenants of CFAC. The representations and warranties of the Wowjoint shareholder will survive the closing for a period of two years following closing, provided that certain of the representations and warranties will survive without limitation.

Fees and Expenses

In the event that the transactions contemplated under the share purchase agreement fail to be consummated, the respective party shall be responsible for its own fees and expenses (including the fees and expenses of its own lawyers, accountants, appraisers and other advisers) in connection with the share purchase agreement and the transactions contemplated thereby.  After the closing, the surviving company, shall be responsible for all the outstanding fees and expenses incurred by the parties in connection with the transactions contemplated under the share purchase agreement, regardless whether such fees and expenses were incurred prior to, on or after the closing.

Public Announcements

CFAC and the Wowjoint shareholders have agreed that any announcements concerning the transactions provided for in the share purchase agreement by CFAC or the Wowjoint shareholders shall be subject to the prior approval of CFAC and the Wowjoint shareholders, except that approval shall not be required as to any statements and other information which any party may be required to make pursuant to any applicable rule or regulation of the SEC, or as otherwise required by law.

Conditions to the Completion of the Acquisition

General Conditions.

The obligations of the parties to consummate the acquisition are subject to the following conditions:

•	the absence of any statute, rule, regulation, order, injunction, suit or proceeding challenging or preventing the acquisition;

•	the shareholders of CFAC shall have approved the transaction contemplated under the share purchase agreement;

•
Wowjoint shall have executed and delivered each of the control agreements, which include the Exclusive Technical Consulting and Services Agreement, the Equity Pledge Agreement, the Exclusive Call Option Agreement and the Voting Rights Proxy Agreement.

CFAC’s Conditions to Closing.

The obligations of CFAC to consummate the acquisition are subject to the following conditions, among other things:

•	the representations and warranties of Wowjoint must be true and correct in all material respects, as of the date of completion of the acquisition;

•	Wowjoint must have performed in all material respects all obligations that are to be performed by it;

•	there must not have occurred since the date of the share purchase agreement any material adverse effect on Wowjoint;

•	Wowjoint shall have executed and delivered all such other agreements required, in the opinion of CFAC, to consummate the acquisition;

•	CFAC shall have received from the PRC counsel of Wowjoint, a written opinion dated the date of closing, in the form and substance reasonably satisfactory to CFAC;

•
CFAC shall have received from the Hong Kong counsel of Wowjoint and the BVI counsel of Giant Nova Holdings Limited, written opinions, dated the date of closing, in the form and substance reasonably satisfactory to CFAC;

•
all consents and orders from any governmental entity required in connection with the execution, delivery and performance of the share purchase agreement, including all schedules and exhibits thereto or the consummation of the acquisition shall have been received;

•	CFAC shall have received audited consolidated financial statements of Wowjoint for the fiscal years ended on August 31, 2008 and August 31, 2009;

•
each of the key employees listed out in Schedule B to the share purchase agreement shall have entered into an employment agreement with Beijing Wowjoint, and each of Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu shall have entered into an employment agreement with CFAC; and

•	Beijing Wowjoint shall have entered into an employment contract with such candidates acceptable to CFAC who will serve as the chief financial officer and financial controller of Beijing Wowjoint.

Wowjoint’s Conditions to Closing.

The obligation of Wowjoint to consummate the acquisition is subject to the following conditions, among other things:

•	CFAC’s representations and warranties must be true and correct in all material respects, as of the date of completion of the acquisition;

•	CFAC must have performed in all material respects all obligations required to be performed by it under the share purchase agreement;

•	there must not have occurred since the date of the share purchase agreement, any material adverse effect on CFAC;

•	CFAC shall have executed and delivered all such other agreements required to consummate the acquisition;

•	the directors and officers of CFAC who are not continuing as directors and officers of CFAC after closing shall have resigned; and

•	the number of directors on the board of directors of CFAC shall be increased to six before the closing.

Termination

The share purchase agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written consent of CFAC and the Wowjoint shareholders;

•
by written notice from CFAC to Wowjoint shareholders or from Wowjoint shareholders to CFAC if the closing has not occurred by May 20, 2010 (such date being subject to extension upon the mutual agreement by the parties);

•
by written notice from CFAC to Wowjoint shareholders or from Wowjoint shareholders to CFAC if there shall be any applicable law that makes illegal, permanently restrains, enjoins or otherwise prohibits consummation of the acquisition;

•
by written notice from CFAC to Wowjoint shareholders or from Wowjoint shareholders to CFAC if there shall have been a breach of inaccuracy in, or failure to perform, any covenants or representations and warranties on the part of the other party; provided that if such breach is curable by the breaching party prior to May 20, 2010, through the exercise of its reasonable best efforts;

•
by written notice from Wowjoint shareholders (if Wowjoint shareholders are not then in material breach of their obligations under the share purchase agreement) if the board of directors of CFAC withdraws, or modifies in a manner adverse to Wowjoint, the recommendation of the board of directors of CFAC to shareholders of CFAC; or

•
by written notice from Wowjoint shareholders to CFAC or by written notice from CFAC to Wowjoint shareholders if the approval by shareholders of CFAC with respect to the acquisition is not obtained at CFAC’s shareholders’ meeting (as the same may be adjourned or postponed from time to time but not later than May 20, 2010).

Effect of Termination

In the event of termination by either Wowjoint shareholders or CFAC, the share purchase agreement will become void and have no effect, without any liability or obligation on the part of CFAC or Wowjoint shareholders.

Amendment

Any purported amendment, modification or supplement to the share purchase agreement shall be null and void unless it is in writing and signed by CFAC and Wowjoint shareholders. From and after the closing, any amendment shall require the written consent of CFAC, Chun Yi Hao and Hope Ni; provided, that any amendment to the share purchase agreement consented to by CFAC after the closing must be approved by a majority of the unaffiliated directors.

NASDAQ Listing

The combined company intends, upon the completion of the acquisition, to apply for the listing of its ordinary shares, warrants, and units on the Nasdaq Global Market, though it cannot provide any assurance that such listing application will be approved.

Governing Law

The share purchase agreement is governed by, and will be construed in accordance with, the laws of the State of New York.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION

The following is a summary of certain United States federal income tax considerations for U.S. Holders (as defined below) who exercise their redemption rights in connection with the proposed acquisition of Wowjoint by us.    This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations, possibly with retroactive effect. This summary is written for U.S. Holders that hold their ordinary shares, and warrants to acquire ordinary shares, as "capital assets" under the Internal Revenue Code of 1986, as amended (the "Code").  This summary does not discuss all aspects of United States federal income taxation which may be important to particular CFAC shareholders in light of their individual circumstances, such as CFAC shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships and their partners, and non-U.S. investors ), U.S. Holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, U.S. Holders that hold their ordinary shares or warrants as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations.  Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax consequences of the exercise its redemption rights in connection with our the proposed acquisition of Wowjoint.

For purposes of this summary, “U.S. Holder” means a beneficial holder of (A) our ordinary shares or warrants that is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation that is created or organized in or under the laws of the United States or any State therein, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, and (iv) a trust that is subject to the primary supervision of a United States court over its administration and one or more United States persons control all substantial decisions, or a trust that has elected to be treated as a United States person under the Code.

If a partnership is a U.S. Holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  Each U.S. Holder that is a partnership and partners in such partnership are urged to consult their tax advisors regarding the United States federal, state, local, and foreign income and other tax considerations relating to the proposed acquisition.

U.S. Holders Exercise Their Redemption Rights

If, the proposed acquisition of Wowjoint is approved and consummated, and a U.S. Holder exercises its redemption rights, the exercise of such redemption rights will generally be a taxable transaction for U.S. federal income tax purposes.  The United States federal income tax consequences (including the character, and amount of income, gain or loss recognized) of a redemption to a U.S. Holder will depend upon, among other things, (1) whether the redemption is treated as a "sale or exchange" or a "distribution" for United States federal income tax purposes; (2) whether CFAC was or may be classified a "passive foreign investment company" (a "PFIC') in any taxable year that a U.S. Holder has held or will hold its ordinary shares; and (3) whether the U.S. Holder has made a "QEF" or a "mark-to-market" election with respect to its ordinary shares.  Each U.S. Holder is urged to consult its tax advisor regarding its particular facts and circumstances that may be relevant to determining the tax consequences of the redemption.

Threshold Redemption Considerations

A U.S. Holder that exercises its redemption rights will, depending on such U.S. Holder's particular circumstances, be treated as having either (i) disposed of  such U.S. Holder's ordinary shares in a "sale or exchange" or (ii) received a "distribution" from us in respect of such holder's equity interest in us.

Under section 302 of the Code, a U.S. Holder whose ordinary shares are redeemed by CFAC will be treated as having disposed of such  ordinary shares in a sale or exchange, if such redemption (a) results in a "complete redemption" of such U.S. Holder's equity interest in CFAC, (b) results in a "substantially disproportionate" redemption with respect to such U.S. Holder, or (c) is "not essentially equivalent to a dividend" with respect to such U.S. Holder.  In applying each of the section 302 tests, a U.S. Holder must take into account not only ordinary shares that it actually owns, but also ordinary shares it is deemed to own under the constructive ownership rules of the Code (including, for instance, ordinary shares issuable upon the exercise of a warrant).

If a U.S. Holder meets any of the section 302 tests described above in connection with the exercise of its redemption rights, such U.S. Holder will be treated as if it disposed of its ordinary shares in a sale or exchange.  If, on the other hand, a U.S. Holder does not satisfy any of the section 302 tests described above, the redemption of a U.S. Holder's ordinary shares will not be treated as a sale or exchange of such shares.  Instead, amounts received by a U.S. Holder with respect to the redemption of its ordinary shares will be treated as a  distribution to such U.S. Holder in respect or its equity interest in us.  Each U.S. Holder is urged to consult its tax advisor as to whether the redemption of ordinary shares pursuant to the exercise of redemption rights will be treated as a sale or exchange or as a distribution with respect to such U.S. Holder's particular circumstances.

Threshold PFIC Considerations

A foreign corporation, such as us, will be classified as a PFIC, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For this purpose, passive income generally includes dividends, rents, royalties, and gains from the sale or other disposition of passive assets. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that can only be made after the close of each taxable year. This determination is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a "QEF" election in the first year in which such U.S. Holder owns our ordinary shares, or "mark-to-market" election, the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ordinary shares.  Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;
•
amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and
•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

Based on the composition of CFAC assets to date, which have largely consisted of cash and other investment assets, it is likely that CFAC was classified as a PFIC in 2008 and will be classified as a PFIC in 2009.  After the consummation of the proposed acquisition of Wowjoint, we may still be classified as a PFIC depending on the timing of the acquisition and the amount of our passive income and assets and the passive income and assets of the acquired business.  The following discussion is written on the basis that we were classified as a PFIC in 2008 and will be classified as a PFIC in 2009.  The U.S. federal income tax rules that apply if we are classified as a PFIC in 2010 (when the redemption is anticipated to be consummated), are generally discussed below under "Redemption of PFIC Ordinary Shares".  The U.S. federal income tax rules that apply if we are not classified as a PFIC in 2010 , are generally discussed below under "Redemption of Non-PFIC Ordinary Shares".  Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of the redemption if we are or become classified as a PFIC.

Redemption of PFIC Ordinary Shares

U.S. Holders that Did Not Make a QEF or a Mark-to-Market Election

In the case of a redemption that is treated as a sale or exchange, and if a U.S. Holder did not make a QEF election for the first taxable year of the U.S. Holder's holding period for our ordinary shares or a mark-to-market election, such U.S. Holder will recognize ordinary income in an amount equal to the difference between the amount of cash received pursuant to the redemption and the holder’s adjusted tax basis in such ordinary shares.  Such income will be allocated ratably over the U.S. Holder's holding period for the ordinary shares and subject to tax at the highest prevailing rates in effect for such years.  In addition, an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year.

In the case of a redemption that is treated as a distribution, and if a U.S. Holder did not make a QEF election for the first taxable year of the U.S. Holder's holding period for our ordinary shares or a mark-to-market election, such U.S. Holder will recognize ordinary income on the amount of cash received pursuant to the redemption that is an "excess distribution" (generally, any distributions paid to a U.S. Holder in respect of our ordinary shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for such ordinary shares).  Such excess distribution will be allocated ratably over the U.S. Holder's holding period for the ordinary shares and subject to tax at the highest prevailing rates in effect for such years.  The amount of such distribution that is not an excess distribution will be subject to tax at the applicable ordinary income tax rate in effect in the year of the redemption.  In addition, an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year.

U.S. Holders that Made a QEF Election

In the case of a redemption that is treated as a sale or exchange, and if a U.S. Holder made a QEF election for the first taxable year of the U.S. Holder's holding period for our ordinary shares, such U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount of cash received pursuant to the redemption and such U.S. Holder's adjusted tax basis in the ordinary shares.

In the case of a redemption that is treated as a distribution, and if the U.S. Holder made a QEF election for the first taxable year of the U.S. Holder's holding period for our ordinary shares, such U.S. Holder will recognize ordinary dividend income with respect to the amount of cash received pursuant to the redemption, to the extent that such distribution is associated with earnings and profits of the Company not previously included in the income of such holder pursuant to the QEF election.

U.S. Holders that Made a Mark-to-Market Election

In the case of a redemption that is treated as a sale or exchange or as a distribution, and if the U.S. Holder made a valid mark-to-market election for the first taxable year of the U.S. Holder's holding period of our ordinary shares, such U.S. Holder will recognize ordinary income in an amount equal to the difference between the amount of cash received pursuant to the redemption and such U.S. Holder's adjusted tax basis in the ordinary shares.

Redemption of a Non-PFIC

U.S. Holders that Did Not Make a QEF or a Mark-to-Market Election

The U.S. federal income tax consequences of the redemption of a Non-PFIC to a U.S. Holder are the same as those described under the heading "Redemption of a PFIC – U.S. Holders that Did Not Make a QEF or a Mark-to-Market Election".

U.S. Holders that Made a QEF Election

The U.S. federal income tax consequences of the redemption of a non-PFIC to a U.S. Holder are the same as those described under the heading "Redemption of a PFIC – U.S. Holders that Made a QEF Election".

U.S. Holders that Made a Mark-to-Market Election

In the case of a redemption that is treated as a sale or exchange, and if the U.S. Holder made a valid mark-to-market election with respect to its ordinary shares, such U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount of cash received pursuant to the redemption and such U.S. Holder's adjusted tax basis in the ordinary shares.  Such gain or loss generally will be long-term if, on the date of the redemption, the ordinary shares were held by the U.S. Holder for more than one year and will generally be treated as gain or loss from United States sources for foreign tax credit purposes.

In the case of a redemption that is treated as a distribution, and if the U.S. Holder made a valid mark-to-market election with respect to its ordinary shares, the amount of cash received by a U.S. Holder pursuant to the redemption will be treated as a dividend distribution with respect to its ordinary shares.

Warrants

A U.S. Holder that exercises its redemption rights will continue to hold its warrants, if any, and except as described below under the heading "Redemption of the Warrants", should not incur any tax liability with respect to such warrants as a result of the consummation of the acquisition of Wowjoint.

U.S. Holders Do Not Exercise their Redemption Rights

Except as described below under the heading "Redemption of the Warrants", the consummation of the proposed acquisition of Wowjoint will not be a taxable transaction to U.S. Holders that do not exercise their redemption rights.

Redemption of the Warrants

If the company redeems a U.S. Holder's warrants in connection with the proposed acquisition of Wowjoint, whether such redemption is treated as a "sale or exchange" or a "distribution" under the Section 302 tests described above, such U.S. Holder will generally be subject to the PFIC rules described under the heading "Threshold PFIC Considerations".  Although, a U.S. Holder may have mitigated its potential increased United States federal income tax liability by making a QEF or mark-to-market election in respect of dividends received or gain recognized on a disposition of our ordinary shares, such QEF or mark-to-market election will not shield a U.S. Holder from the imposition of such tax and interest charge on gain realized on an investment in our warrants.

If the redemption of the warrants is treated as a sale or exchange, a U.S. Holder would recognize ordinary income in an amount equal to the difference between the amount of cash received pursuant to the redemption and the holder’s adjusted tax basis in such warrants.  Such income would be allocated ratably over the U.S. Holder's holding period for the warrants at the highest prevailing rates in effect for such years.  In addition, an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year.

If the redemption of the warrants is treated as a distribution, a U.S. Holder would recognize ordinary income on the amount of cash received pursuant to the redemption that is an "excess distribution" (generally, any distributions paid to a U.S. Holder in respect of the warrants during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for such warrants).  Such excess distribution would be allocated ratably over the U.S. Holder's holding period for the warrants at the highest prevailing rates in effect for such years.  The amount of such distribution that is not an excess distribution would be subject to tax at the ordinary income tax rate in effect in the year of the redemption.  In addition, an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

PROPOSAL TO ELECT DIRECTORS

Four director nominees are seeking to be elected at the special meeting, to hold office until the expiration of their term and until their successors are elected and qualified. Management expects that each of the nominees will be available for election, but if any of them is not a candidate at the time the election occurs, it is intended that such proxy will be voted for the election of another nominee to be designated by CFAC’s board of directors to fill any such vacancy.

Information About Director Nominees

Yanbin Liu, director—see biographical information set forth under “Directors, Management, Corporate Governance and Compensation.”

Fude Zhang, director—see biographical information set forth under “Directors, Management, Corporate Governance and Compensation.”

Jibing Li, director—see biographical information set forth under “Directors, Management, Corporate Governance and Compensation.”

Chun Liu, director—see biographical information set forth under “Directors, Management, Corporate Governance and Compensation.”

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, appointment of the candidates to CFAC’s board of directors is contingent on consummation of the acquisition, and if the acquisition is not subsequently consummated, the candidates will not be appointed CFAC’s board of directors.

Conclusion of CFAC’s Board of Directors. After careful consideration of all relevant factors, CFAC’s board of directors unanimously recommends that you vote “FOR” the election of each of the nominated directors.

PROPOSAL TO CHANGE NAME TO WOWJOINT HOLDINGS LIMITED

CFAC proposes to amend its Memorandum and Articles of Association to change its corporate name from “China Fundamental Acquisition Corporation” to “Wowjoint Holdings Limited” upon consummation of the acquisition in order to reflect CFAC’s acquisition of Wowjoint.  If the acquisition proposal is not approved, the name change amendment will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, CFAC’s board of directors will not effect the name change.

In the judgment of CFAC’s board of directors, if the acquisition is consummated, the change of CFAC’s corporate name is desirable to reflect the fact that CFAC would then be an operating business.  A copy of the Second Amended and Restated Memorandum and Articles of Association as it would be filed if the proposal to amend CFAC’s Memorandum and Articles of Association (pursuant to the immediately subsequent proposal) and to change CFAC’s name (pursuant to this proposal) is attached to this proxy statement as Annex B.

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, CFAC’s board of directors will not effect this amendment to CFAC’s Memorandum and Articles of Association.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the amendment is adopted.

Conclusion of CFAC’s Board of Directors. After careful consideration of all relevant factors, CFAC’s board of directors determined that the proposal to amend CFAC’s Memorandum and Articles of Association to change CFAC’s name to “Wowjoint Holdings Limited” is in the best interests of CFAC and its shareholders. The board of directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the name change.

PROPOSAL TO AMEND CFAC’S AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION TO REMOVE CERTAIN PROVISIONS THAT ARE NO LONGER
APPLICABLE TO CFAC

CFAC proposes to amend its Memorandum and Articles of Association for the following purposes: (which do not include a discussion of non-substantive revisions or the correction of typographical errors):

•
In the titles of the Memorandum of Association and Articles of Association, Clause 1 of the Memorandum of Association and the definition of the term “Company” under Article 2(1) of the Articles of Association, in each case where the name of CFAC is mentioned, a note was added that the name of CFAC would be changed into “Wowjoint Holdings Limited”, subject to the approval by the Registrar of Companies in the Cayman Islands.

•	The Article entitled "Business Combination" was deleted in its entirety, as it was an article relating to the operation of CFAC prior to a business combination.

•
The second paragraph of Article 59(1)(b) (which related to notice requirement for any annual general meeting or extraordinary general meeting convened to consider a business combination) and Article 165(a) (which related to the restrictions on the winding up of CFAC prior to the consummation of a business combination) were deleted in their entirety.

In the judgment of CFAC’s board of directors, if the acquisition is consummated, certain provisions of the amendment to CFAC’s Memorandum and Articles of Association that would no longer be applicable to an operating company and which delete certain provisions which are unusual for a public company should be removed.  A copy of the Second Amended and Restated Memorandum and Articles of Association as it would be filed if the proposal to amend CFAC’s Memorandum and Articles of Association (pursuant to this proposal) and to change CFAC’s name (pursuant to the immediately preceding proposal) is attached to this proxy statement as Annex B.

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, CFAC’s board of directors will not effect these amendments to CFAC’s Memorandum and Articles of Association.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if these amendments are adopted.

Conclusion of CFAC’s Board of Directors. After careful consideration of all relevant factors, CFAC’s board of directors determined that the proposal to amend CFAC’s Memorandum and Articles of Association is in the best interests of CFAC and its shareholders. The board of directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the amendments to the Memorandum and Articles of Association described above.

INDUSTRY OVERVIEW

China’s Economic Growth

Since China implemented an open-door policy and initiated economic reforms in the late 1970s, it has gradually shifted from a centrally-planned economy that was largely closed to international trade to a market-oriented economy that has achieved tremendous success in economic development. By 2008, China stood as the third-largest economy in the world after the United States and Japan, according to World Development Indicators database of World Bank. Since China became a member of the World Trade Organization in 2001, its economic growth has continued to be strong. China’s GDP increased from approximately US$1.1 trillion in 1998 to approximately US$4.4 trillion in 2008, representing a compound annual growth rate of approximately 14.5%, according to National Bureau of Statistics of China.

In November 2008, China’s infrastructure sector was given an additional boost with the announcement of an economic stimulus package worth RMB4 trillion (approx. US$588 billion) to be spent over the next two years, of which over $250 billion is dedicated to transportation infrastructure projects. Wowjoint’s results of operations have been primarily driven by the growth of the PRC economy and it expects that the large-scale infrastructure development programs in China will continue to be its main growth driver, particularly in the areas of railway and highway projects in which it is already a significant player.

According to China Construction Machinery Association, the market size of China’s construction machinery industry in 2007 exceeded US $30.8 billion, ranked second in the world just after the United States, and accounted for one-sixth of the global market. In 2007, China's construction machinery industry continued its rapid growth in both import and export businesses. According to the General Administration of Customs, China's import volume of construction machinery grew 25.7% to US$4.9 billion in 2007 and grew another 21.9% to US $6.0 billion in 2008, and export volume rose 73.5% to US$8.7 billion in 2007 and 54.0% to US$13.4 billion in 2008.

 Within this industry, Wowjoint focuses on providing solutions and custom heavy duty equipment and machinery for the lifting and carrying of large-scale heavy construction materials. Wowjoint’s products are used in the construction of various elevated pavements in railways, highways, urban metro subways and bridges. Wowjoint also provides equipment and machinery to other industries in the applications of lifting and carrying of large scale heavy goods. Expectations regarding projected private sector spending in the lifting and carrying equipment market in China are generally positive. Industry experts recently reported that they expect the lifting and carrying equipment category to be one of the fastest growing categories within the construction machinery and equipment industry, growing at approximately 8.2% between 2008 and 2009, according to the Association of Equipment Manufacturers 2008-2009 Outlook for Construction Equipment Business.

Overview of Transportation Infrastructure in China

Infrastructure investment is an important aspect of any country's economy because it serves as a springboard for the development of other sectors of an economy. As a result, construction machinery and equipment are generally in strong demand in countries where infrastructure is growing.

China's high growth has exerted severe pressure on the country's infrastructure, as demands for urban infrastructure, electricity and improved transport networks are constantly on the rise. In order to meet these demands and help counter the effects of the global economic slowdown, in late 2007, China announced plans to implement a comprehensive upgrade of its infrastructure, in particular its transportation systems.

There are two China government agencies overseeing the planning and investment of China transportation infrastructure, the Ministry of Communications and Ministry of Railways (“MOR”). In 2006, the China government invested approximately US$108 billion in transportation infrastructure construction, an increase of 14.6% over investment made in 2005. From 2001 to 2005, an estimated US$322 billion was invested in China’s transportation infrastructure (including highways and waterways), a 117% increase from the previous five-year period (1996 – 2000). According to the Eleventh Five-Year Plan for National Economic and Social Development of the People’s Republic of China (2006-2010) (the “Eleventh Five-Year Plan), the PRC government proposes to increase the overall investment in transportation infrastructure construction by:

•	implementing a comprehensive national transportation network;

•	accelerating the development of railway and metropolitan railway lines;

•	further improving existing roadway networks; and

•	further developing pipelines as well as airway and waterway transportations.

 The Eleventh Five-Year Plan includes a total investment of approximately US$558 billion in China’s transportation infrastructure (including highway and waterways) during the five-year period between 2006 and 2010, representing an increase of 73.0% from the previous five-year period. The scale and timeframe of the project is expected to lead to an increased demand for cost-efficient custom heavy-duty construction machinery and equipment. This plan excludes the stimulus package announcement by PRC government in late 2008 to counter the economic slow-down due to the world-wide financial crisis.

Railway Construction

China has been developing its railway transportation system rapidly in recent years. By the end of 2007, China’s railway length reached 78,000 kilometers and by the end of 2009, it is estimated that the length will be approximately 87,000 kilometers. According to the PRC government’s plans, the total length of China railway network is expected to increase to 90,000 kilometers by the end of 2010 and, ultimately to 120,000 kilometers by 2020. In addition to the expansion of the railway network, China’s railway system requires significant upgrades in technologies and facilities.

Despite substantial growth in recent years, the current railway transportation capacity in China can only accommodate a portion of the public demand of passengers and cargo, leading to transportation bottlenecks. According to China Railroad Engineering Group, an agency to MOR, despite accounting for approximately 6.0% of the world’s total railway length, China’s railway system handles 24.0% of the world’s total rail freight volume. At the same time, China has a much lower railway network density compared to countries such as the United States, France, Germany, the United Kingdom and Japan. The expansion and modernization of China’s railway network has become an area of critical concern.

The MOR has estimated that by 2020 the total investment will be in excess of US $730 billion, making funding a priority. Prior to 2005, railway construction projects were funded primarily by the PRC government. Beginning in 2005, the PRC government began to turn to non-governmental sources of funding, including construction bonds, commercial loans, and private investments. In order to maintain the development of China’s railway transportation, the railway construction funding scheme, pursuant to which the only role played by China central government will be market regulator, will become more diversified and market-oriented.

Highway Construction

According to the National Highway Plan, known as “7918 Network”, published in 2005, the national highway network will consist of seven highways that radiate from the capital, nine highways that run north to south, and 18 highways that run west to east, with a total length of 85,000 kilometers. The PRC government plans to complete the “7918 Network” within 30 years by investing approximately US$300 billion, with an average annual investment approximately US$20 billion prior to 2010 and approximately US$15 billion per year thereafter until 2020. Currently, 34% of the plan is finished, 19% is under construction and 47% is yet to begin. Together with the railway project, the “7918 Network” creates further demand for specialized construction equipment.

Subway & Urban Rail Transit

China has become the world's largest urban rail transit market, according to China Rail Transit Industry Report 2006 - 2010. Urban rail transit is a safe, convenient and dependable form of transportation that can handle high loads, which makes it an effective solution to urban traffic jams in China. According to a news article from CaiJing, if all of the municipal proposals are approved, the total length of metropolitan railway constructed before the end of 2015 will be approximately 3,400 kilometers. The total estimated spending for the construction of subways and urban rail between 2010 and 2013 is estimated to be US$170 billion.

Water Diversion Project

The vast South–North Water Diversion Project started in 2002. Its purpose is to divert water from the Yangtze River in the south to northern China, where more water is needed for critical agricultural and industrial applications. The project consists of three south-to-north canals, and will cost approximately US$60 billion. When completed in 2020, they will pump about 13 trillion gallons of water to the north every year. The canal in the middle has the most complicated route and may provide the most advantage market opportunities for construction equipment manufacturers.

Railway Maintenance

As more railway and bridges are being built in China, the demand for railway and bridge maintenance equipment is also expected to increase correspondingly. In addition, the introduction and growth of high speed trains are contingent on the mechanization of track maintenance, which has replaced traditional manual work. By 2010, there will be approximately 13,000 kilometers of track capable of supporting 200 kilometers/hour trains and 5,500 kilometers supporting 300 kilometers/hour. The demand for large track maintenance machinery is expected to rise substantially to meet the demand. China’s government is supportive of the domestic manufactured track maintenance business so that the production will meet domestic demand. Chinese manufacturers have been successful in bidding against foreign competitors in the sale of track maintenance machinery based on a comparative price advantage.

Market Outlook

 Although the effects of the global economic slowdown began to surface in late 2007, Wowjoint remains optimistic about the long term prospects for the custom construction equipment and machinery industry in China. The focus on building railway and highway nationwide networks creates strong demand for efficient and cost-effective proven construction equipment and machinery.  China Railway Engineering Corp, an agency of MOR, has estimated that a US$11.9 billion market demand remains for the lifting and carrying of equipment and machinery from now to 2020, of which approximately half is applicable to the products Wowjoint currently produces. Taking the above forecast into consideration, Wowjoint expects the future sales of its infrastructure equipment and machinery products to grow steadily.

INFORMATION ABOUT WOWJOINT

Overview

Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, metro subways, bridges and viaducts. It provides end-to-end solutions in various engineering applications involving the lifting, carrying and transporting of large-scale and heavy precast concrete beams, and other heavy goods. Wowjoint’s main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. Wowjoint’s equipment and machinery are designed to overcome specific construction obstacles by meeting its customers, stringent engineering requirements wherever Wowjoint products are deployed regardless of terrain, soil and climate conditions.

Wowjoint’s diverse and cost efficient product offerings incorporate proprietary designs and are known for their high levels of versatility, reliability and performance. Wowjoint’s products are marketed under the “Wowjoint” brand name both domestically and internationally. Wowjoint management’s core strategy is to leverage its expertise in research and development of customized products by providing solutions to its customers’ unique needs, as evidenced by Wowjoint’s continuous introduction of new product lines since its inception. Wowjoint handles all aspects of market research, product design, engineering, manufacturing, sales and marketing, and conducts most of its manufacturing operations in its ISO 9001 manufacturing facilities near Beijing, China.

Wowjoint was founded in 2004 by Mr. Yabin Liu and Mr. Fude Zhang. Its management and engineering team has significant experience in the transportation and transportation equipment industry. The same team has participated in providing solutions to the lifting, carrying and transporting pre-fabricated construction material for the construction of the well known Hangzhou Bay Bridge, the longest cross-sea bridge in the world.  Wowjoint equipment and services have been deployed and utilized in railway construction, including some of the most well-known high speed railways in China. From 2005 to 2008, Wowjoint equipment has been deployed in the construction of the Guangdong express railway, the Jing-Jin intercity high-speed passenger train line, the Shijiazhuan to Taiyuan express railway, the Fujian to Xiamen high-speed railway, the Zhengxi intercity train line, the Wuhang to Guangzhou high-speed railway, the Jing-Hu railway and the Herbing to Dalian high-speed railway, and the Shi-Wu railway, the Jing-Shi railway, the Hu-hang railway and the Chang-Jiu intercity railway projects. Wowjoint has also recently begun to export its equipment to the League of Arab States and the European markets in relatively small volume.

Wowjoint Corporate Structure

Wowjoint and its associated companies together form the corporate operating structure. Giant Nova Holdings Limited is a British Virgin Island company, AGL is a Hong Kong incorporated company, BXFI, is a China incorporated Wholly Foreign Owned Enterprise (“WFOE”), and Beijing Wowjoint is a China incorporated domestic enterprise.  The following diagram illustrates the corporate structure and the places of incorporation of Wowjoint and its associated companies:

 Wowjoint operates its business principally through Beijing Wowjoint, which was founded in March 2004. Wowjoint had 188 employees as of December 15, 2009, of which 65 are highly trained engineers and technicians engaged in the design, engineering, manufacturing, installation and testing of highly specialized lifting and carrying equipment.

Contractual Arrangements in Connection with the Corporate Structure of Wowjoint

The contractual arrangements as summarized below enable BXFI to (1) receive a substantial portion of the economic benefits from Beijing Wowjoint; (2) exercise effective control over Beijing Wowjoint; and (3) have an exclusive option to purchase all or part of the equity interest in Beijing Wowjoint when and to the extent permitted by PRC laws.

(1) Exclusive Technical Consulting and Services Agreement. BXFI entered into an Exclusive Technical Consulting and Service Agreement with Beijing Wowjoint, pursuant to which BXFI exclusively provides consulting services to Beijing Wowjoint in exchange for services fees. This agreement enables the transfer of a substantial portion of the economic interests from Beijing Wowjoint to BXFI.

(2) Equity Pledge Agreement. BXFI, Beijing Wowjoint, and its shareholders have entered into an Equity Pledge Agreement, pursuant to which each of the shareholders of Beijing Wowjoint has pledged all of its equity interests in Beijing Wowjoint to BXFI to guarantee the payment of service fees under the Exclusive Technical Consulting and Services Agreement.

(3) Voting Rights Proxy Agreement. BXFI and shareholders of Beijing Wowjoint have entered into a Voting Rights Proxy Agreement, pursuant to which each of the shareholders of Beijing Wowjoint has granted to BXFI and its designated representative the power to exercise all voting rights of such shareholder.

(4) Exclusive Purchase Option Agreement. BXFI and shareholders of Beijing Wowjoint have entered into an Exclusive Call Option Agreement, pursuant to which each of the shareholders of Beijing Wowjoint has irrevocably and unconditionally granted BXFI (or its designated representative) an exclusive call option to purchase, at any time, if and when permitted by PRC laws, all or any portion of the equity interests in Beijing Wowjoint at a price equal to five percent (5%) of the actual capital contribution made by each shareholder.

Competitive Advantages

Presently, Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized lifting and carring equipment used in the construction of railways, highways, bridges and viaducts. The founders of Wowjoint were amongst the first in China to introduce and promote the use of precast segmental concrete beam in the construction of elevated pavement in railways, highways. This construction technology, developed and practiced in Europe prior to being adopted by China, provides high efficiency and low cost to the construction of elevated pavement.  Wowjoint’s management believes that the following competitive strengths differentiate it from other domestic and international competitors and are key factors to its success:

Leading Provider of Customized Heavy-lifting and Carrying Equipment

 Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, metro subways, bridges and viaducts. From 2006 to 2009, Wowjoint held a market share of approximately 25% or more in three of its product lines: special carriers, tyre trolleys, launching gantries, and a market share close to 100% of its latest innovative product, the integrated launching carrier. China is investing heavily in transportation infrastructure including railways, highways, and urban metro transit systems. Wowjoint management anticipates a growing demand for such infrastructure equipment and machinery.

Strong In-House Design Capabilities

 Wowjoint employs an innovative and systematic approach to engineering solutions and product design and manufacturing oversight. Its design and engineering team consists of members educated in top universities in China, with 10-15 years of industry experience on average. Wowjoint has built its recognized brand name in the industry by introducing innovative solutions to the infrastructure construction industry in China. Wowjoint’s engineering team works closely with its customers in order to understand their technical and engineering requirements. Wowjoint has been able to continuously introduce new equipment to enhance cost saving and time reduction in the construction of elevated pavement in highways and railways.

Well Established Blue Chip Customer Base

Wowjoint has well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (CRCC) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (CRG) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (Hong Kong Exchange: 1800.HK) and Sinohydro Corporation. Wowjoint’s blue chip customer base demonstrates its ability to deliver in large-scale demanding infrastructure projects.

Business Strategy

Wowjoint’s strategy is to further strengthen its position as a leading solution provider to China’s rapidly developing infrastructure construction industry by providing customized lifting and carrying solutions to its customers. Outside China, Wowjoint intends to build on the strengths that have made it successful in China. Wowjoint intends to focus on a number of strategic initiatives for growth:

Product Innovation – Wowjoint’s product innovation is vital to sustaining its future success. Wowjoint has successfully introduced new products in the application of lifting and carrying equipment and has a pipeline of new products, including a railway and elevated road maintenance and inspection vehicle and self-loaning container carriers, and seeks to develop new products to widen its customer base and expand its market share.

Increase of Production Capacity – Wowjoint intends to expand its production capacity by investing in additional workshops and production lines and by working closely with existing outsourcing partners to increase their production capacity. It also intends to invest in technological upgrades to increase the efficiency of its current production process, while also reducing manufacturing costs.

Expand Market Presence and Penetration – Wowjoint seeks to increase its market penetration by expanding the geographic reach of its products, emphasizing countries planning high-speed railways, such as US, Korea, Brazil, and other developing regions including India, Russia, the Middle East and Latin America. Wowjoint believes that these initiatives will help to reduce potential cyclical performances in one particular product category or geographic market.

Selective Acquisition Strategy –Wowjoint plans to broaden its market reach and reduce the cyclical nature of its business through selective acquisitions, joint ventures and strategic alliances. In particular, Wowjoint intends to consider potential acquisitions of railway maintenance and service related companies to expand its product offerings in the railroad and bridge maintenance equipment segment.

Product and Services

Wowjoint provides solutions to different construction projects by designing, engineering and manufacturing customized large scale equipment for the lifting, carrying, transportation and installation of heavy objects and precast materials. Wowjoint offers a wide variety of product lines of modular, re-locatable and stationary custom heavy duty construction equipment and machinery and its products are used in various engineering fields such as the construction of railways, highway, viaducts and ports, as well as in the lifting and transporting of concrete beams and other heavy goods. Wowjoint’s products incorporate innovative, patented designs and are marketed under the “Wowjoint” brand name both domestically and internationally. Its major product categories include:

Product Series	Applications
Launching Gantry	General construction and erection
Tyre Trolley	Precast concrete segment and beam transportation
Special Carrier	General erection construction
Marine Hoist	Marine shipyard lifting & transportation
Special Purpose Equipment	General lifting & transportation

Launching Gantry – Wowjoint manufactures a wide variety of heavy duty launching gantries that are used for the erection of bridges and viaducts. They are designed to place precast reinforced concrete segments or beams on piers and are used for the construction of (i) segmental cantilevers, (ii) segmental one in span by span, (iii) T or hollow beams, and (iv) complete box beams road viaducts and bridges. Each product is designed to solve certain construction obstacles and problems encountered by its customers in order to increase construction efficiency, reduce construction costs and shorten the construction period. Wowjoint gantries can carry weight from 80 metric ton to 1600 metric ton.

Tyre Trolley - Wowjoint designs and manufactures a wide variety of heavy duty tyre trolleys that move prefabricated concrete segments or beams and provide enhanced maneuverability in erected pavement construction sites.  The tyre trolleys provide flexibility to move prefabricated concrete beams into tightly confined spaces within the pavement surface and work well in tandem with Wowjoint’s launching gantry. Wowjoint tyre trolleys can transport weight from 40 metric ton to 1600 metric ton.

Special Carrier - Wowjoint’s straddle carriers/Mobilifts offer an economical solution to handle bulky loads inside large sheltered places. They are also suitable for loading and unloading cargos in container terminals or steel plants.

Marine Hoist – Wowjoint’s marine hoists are capable of lifting a 20 metric ton to 1,500 metric ton boat or yacht out of the water and maneuvering them onto dry land for service or long-term storage, or for passing boats over dams.  Wowjoint’s marine hoists feature easy maintenance and minimum downtime, and provide flexibility to move boats into tightly confined spaces within a boat yard/marina.

Special Purpose Equipment - Wowjoint manufactures a wide variety of special purpose equipment according to each customer’s specific requirements. The container lifting equipment is designed to hoist, stack and transport any material or 60 metric ton ISO standard containers. The straddle carrier loads and unloads the container utilizing a pair of hydraulic powered cranes mounted at each end of the vehicle chassis. The special purpose equipment series includes the following products:

Wowjoint Product Lines of Special Purpose Equipment

Telescopic Spreader for Straddle Carrier

Straddle Carrier for Handling Container

Wowjoint’s products can be shipped worldwide to its international customers. Its products can be dismantled into small components and fitted into any standard shipping container for shipping. Upon arrival at the destination construction site, the small components can then be assembled back onsite by Wowjoint’s experienced engineers.

Technical and After-Sale Services

Wowjoint’s team of experienced engineers and technician provides after-sales services to its customers.  After the installation and testing of Wowjoint equipment, Wowjoint’s engineers train its customers to operate the equipment and identify and address safety and maintenance concerns.  Under the standard warranty attached to the sales of its equipment, Wowjoint addresses any system operational problems that may occur within the first year of the sales. In addition, Wowjoint also provides technical services and consultation to its customers upon the expiration of the warranty.

Marketing, Sales and Customer Support

Wowjoint’s customers include leading names in the infrastructure construction industry in China. Wowjoint’s management has developed long-standing relationships with target customers in the railway, subway and highway construction.  Wowjoint also maintains relationships with central and local municipal governments which normally sponsor new infrastructure projects that can utilize Wowjoint’s products. As of December 15, 2009, Wowjoint had a dedicated marketing and sales team of 11 employees that proactively follow up on new sales leads. Upon receiving an expression of interest from potential customers, Wowjoint’s sales team works closely with its engineering staff to address the customer’s specific engineering and technical requirements. The sales team provides a price quote with inputs from the engineering and procurement teams. Wowjoint has begun to recruit sales agents outside China to promote its products in the United States and Europe.

Research and Development

Wowjoint relies upon its innovative in-house R&D team for the introduction of new products. Wowjoint also works closely with Beijing Jiaotong University, a well-respected academic institution with strong research and engineering capabilities in the fields of transportation engineering and construction in China.

Wowjoint had 65 engineers and technicians as of December 15, 2009, constituting a high concentration of engineering and technical talent as needed to sustain its growth and execute its business strategy.

Competition

Wowjoint’s competition comes mainly from China. Its main competitors are Beidaihe Tonglian Jixie Co., Ltd., China Railway Engineering Machinery Research & Design Institute, Zhengzhou Dafang Bridge-Machine Co., Ltd. and Zhengzhou Huazhong Building Machinery Co., Ltd. The principal competitive factors affecting its business include price, customer service and support, product availability, performance, functionality, brand reputation, reliability and product maintenance costs.

The engineering and manufacturing of heavy equipment is regulated by various agencies in China. The imposed licensing helps  to limit new entrants into this industry.

Intellectual Property

All of Wowjoint's products are sold under the brands “北京万桥兴业”, “Beijing Wowjoint” and “Wowjoint”, which are widely known in the industry in China. Wowjoint has registered the www.wowjoint.com  domain name.

Patents

The following table sets forth Wowjoint’s registered patents as of December 15, 2009:

Country	Patent Nature	Filling Date	Patent No.	Patent Owner

PRC	Special Launching Carrier with Bridge	November 29, 2004	ZL 2004 2 0115944.5	Wowjoint

PRC	Launching Gantry with Shorter Bridge	January 06, 2005	ZL 2005 2 0000044.0	Wowjoint

PRC	Special Carrier	August 12, 2005	ZL 2005 2 0103809.3	Wowjoint

PRC	Slab Mobilift	October 08, 2005	ZL 2005 2 0127691.8	Wowjoint

PRC	Launching Gantry Suitable for Going Through Tunnel	May 19, 2006	ZL 2006 2 0115344.8	Wowjoint

PRC	Portable Beam Launcher	September 19, 2008	ZL 2008 2 0122562.3	Wowjoint

PRC	Transforming Mobilift	September 19, 2008	ZL 2008 20122564.2	Wowjoint

The following table sets forth Wowjoint’s patent applications as of December 15, 2009:

Country	Patent	Application type	Filling Date	Application No.	Patent Owner

PRC	Bi-Directional Driving Transporter (Invention)	Invention	September 3, 2009	KHP09113102.7	Wowjoint

	Bi-Directional Driving Transporter (Application)	Utility Model	September 3, 2009	KHP09123104.OF	Wowjoint

PRC	预紧曲臂外撑紧固装置 (pier fixing device with prefastening double cam)	Utility Model	September 13, 2009	200920279145.4	Wowjoint

PRC	预紧双旋臂桥墩紧固装置 (pier fixing device with prefastening double turnable levels)	Utility Model	September 13, 2009	200920279144.X	Wowjoint

PRC	分体式可调起吊装置 (adjustable and dividable lifting device)	Utility Model	September 20, 2009	200920258858.2	Wowjoint

PRC	分体式可调起吊装置 (adjustable and dividable lifting device)	Invention	September 20, 2009	200910221555.8	Wowjoint

PRC	环抱桥墩紧固装置 (pier embracing and fixing device)	Utility Model	September 27, 2009	200920270273.2	Wowjoint

PRC	环抱桥墩紧固装置 (pier embracing and fixing device)	Invention	September 27, 2009	200910250127.8	Wowjoint

Permits and Licenses

The industry of engineering and manufacturing of heavy duty equipment is regulated for safety reasons. All companies involved in the engineering and manufacturing of heavy duty equipment are required to be licensed. The government agencies overseeing the issuance of licenses are the Committee of Safety for the Special Equipment of the State Quality Supervision Inspection and Quarantine and the Supervisor of Technical Quality.

As of December 15, 2009, Wowjoint had been granted six licenses to manufacture heavy duty lifting and carrying equipment, one license to install heavy duty lifting and carrying equipment and one license to maintain and repair heavy duty lifting and carrying equipment. As of December 15, 2009, Wowjoint had one license pending.

Facilities

Wowjoint currently occupies three separate facilities with an aggregate area of 333,659 square feet. One operation location, 10 miles from Beijing Capital Airport, Beijing, China, is where design, engineering and manufacturing activities take place. Wowjoint’s marketing and sales teams are housed in the other building in the west district of Beijing, China. Of the total space, Wowjoint owns facility of 143,517 square feet and leases all of its remaining space.

Employees

As of December 15, 2009, Wowjoint has approximately 188 full-time employees, including 58 technical and R&D staff, 11 sales personnel, 58 manufacturing staff, 11 quality control personnel and 11 purchasing personnel. Since its incorporation in 2004, Wowjoint has substantially increased its headcount and believes it has a good relationship with its employees.

Environmental and Other Regulations

Wowjoint is subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of any waste substance, charge fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring it to cease or improve upon certain activities causing environmental damage. Due to the nature of Wowjoint’s business, it produces certain amounts of waste water, gas, and solid waste materials during the course of its production. Wowjoint believes that its environmental protection facilities and systems are adequate for it to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in its processes or systems.

Legal Proceedings

Wowjoint, from time to time, may be involved in various claims and legal proceedings arising in the ordinary course of business. Wowjoint is not currently a party to any, such claims or proceedings which, if decided adversely to Wowjoint, would either, individually or in the aggregate have a material adverse effect on its business, financial condition, results of operations or cash flows.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
OPERATING DATA OF WOWJOINT

The following summary of consolidated financial data, other than pro forma financial information, has been derived from the audited consolidated financial statements as of and for the fiscal years ended August 31, 2009 and 2008. The consolidated financial statements were prepared and presented in accordance with US general acceptable accounting standard or GAAP. The consolidated statement of operations and statement of cash flow data for the fiscal years ended August 31, 2009 and 2008 and the consolidated balance sheet data as of August 31, 2009 and 2008 are audited and are included elsewhere in this proxy statement.

The results of operations of Wowjoint in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this proxy statement. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes, if available, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wowjoint” included elsewhere in this proxy statement.

For the Fiscal Year Ended August 31, 2009 and 2008
Summary of statement of operation data:
(USD in thousands except per share and operating data)

	2009 Audited	2008 Audited
Revenue	44,622.2	36,233.4
Gross profit	13,322.7	6,054.8
Operating income	10,896.7	4,358.8
Net income	9,783.8	3,939.4
Basic net income per share(1)	n/a	n/a
Diluted net income per share(1)	n/a	n/a
(1)	Earnings per share information is not presented as its inclusion would not be meaningful due to Wowjoint is a private held company.

For the Fiscal Year Ended August 31, 2009 and 2008
Summary of statement of cash flow data:
(USD in thousands)

	2009 Audited	2008 Audited
Net cash provided by operating activities	762.9	1,904.9
Net cash provided by/(used in) investing activities	(346.7)	(2,138.2)
Net cash provided by/(used in) financing activities	(4.8)	537.3

For the Fiscal Year Ended August 31, 2009 and 2008
Summary of balance sheet data:
(USD in thousands)

	2009 Audited	2008 Audited
Cash and cash equivalents	1,895.2	1,438.1
Working capital(1)	14,977.5	5,531.6
Total assets	29,920.4	33,687.9
Total shareholders’ equity	17,942.9	8,151.4
(1) Working capital is calculated as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF WOWJOINT

The following is a discussion of Wowjoint’s financial condition and results of operations comparing the fiscal years ended August 31, 2008 and 2009. You should consider the foregoing when reviewing the consolidated financial statements and this discussion. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above. This discussion includes forward-looking statements which, although based on assumptions that the management of Wowjoint considers reasonable, are subject to risks and uncertainties. The actual results and timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement.

Overview

Wowjoint is one of the leading solution providers to the construction of transportation infrastructure specializing in the design, engineering and manufacturing of customized lifting and carrying equipment for the construction of railway, highway, subway and ports. Its diverse products are manufactured with proprietary designs and are marketed under the brand name of “Wowjoint”. Since its inception in March 2004, Wowjoint has experienced significant growth.  Its total net revenue increased 23.2% to US$44.6 million in fiscal year 2009 from US$36.2 million in fiscal year ended August 31, 2008. Its net income increased 148.4% to US$9.8 million in fiscal 2009 from US$3.9 in fiscal 2008. The significant increase in net income is mainly attributable to improved gross margins by effective cost control and an increase in sales of higher margin products.

Wowjoint has maintained a strong market share in China with leading market positions in its four main product lines. Its product mix includes launching gantries, tyre trolleys, special carriers and integrated launching carriers collectively representing 83.5% of its total net revenue for the fiscal year ended August 31, 2009, compared to 92.9% for fiscal 2008. The market demand for these products has been growing in China due to rapid development of railway networks in China recently. Wowjoint sees a strong demand for its patented proprietary product, the integrated launching carrier, a compact model made for deployment in mountainous and hazardous region. The integrated launching carrier offers functions of launching gantry, trye trolley and special carrier with additional ability going through tunnels while carrying precast concrete road segments. Wowjoint believes the upcoming railway construction already planned in China’s mountainous southwest and northwest regions will create a strong demand in this particular product.

Wowjoint’s strategy is to maintain and enhance its market penetration in railway construction and other key infrastructure development projects in China, such as highway, subways and ports, while expanding its sales internationally. In the fiscal years ended August 31, 2009 and 2008, Wowjoint derived 2.5% and 4.3% of its total net revenues, respectively, from sales to international markets, including Russia, Germany, United Arab Emirates and Italy.

Basis of Presentation

The following discussion and analysis of Wowjoint’s financial condition and results of operations is based on the selected financial information at and for the years ended August 31, 2009 and 2008 and has been prepared based on the financial statements of the companies comprising AGL, its consolidated subsidiary, BXFI and variable interest entity (“VIE”), Beijing Wowjoint, after elimination of inter-company transactions. This information should be read in conjunction with the financial information and notes thereto included in the consolidated financial statements and notes thereto included elsewhere in this proxy statement.

On August 25, 2009, AGL, via its wholly owned subsidiary, BXFI, entered into contractual agreements with Beijing Wowjoint and its shareholders, by which BXFI is deemed the primary beneficiary of Beijing Wowjoint, and Beijing Wowjoint being a variable interested entity of AGL, is deemed a subsidiary of AGL under the requirements of the U.S. generally accepted accounting principles (“GAAP”); as further described in “Wowjoint Corporate Structure”. According to GAAP, a variable interest entity is required to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns.  The financial and operational results of Beijing Wowjoint and its branch are included in the consolidated statements of operations from the effective date of acquisition.

The assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entities were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

•	Carrying amounts of Beijing Wowjoint and its branch, (the “VIE”) are consolidated into the financial statements of BXFI as the primary beneficiary (the “Primary Beneficiary” or “PB”);

•	Inter-company transactions and balances, such as revenues and costs, and receivables and payables, between or among the Primary Beneficiary and the VIE, are eliminated in their entirety;

•	There is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

The accompanying consolidated financial statements have been prepared in accordance with GAAP. The basis of accounting differs from that used in the statutory accounts of Beijing Wowjoint, which are prepared in accordance with the accounting principles of PRC (“PRC GAAP”). Beijing Wowjoint’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”).

Consolidated Income Statements

The following table sets forth Wowjoint’s financial results for the years ended August 31, 2009 and 2008.

	Years Ended August 31,
USD (in thousands)	2009	2008
Sales	44,622	36,233
Cost of goods sold	31,299	30,178
Gross Profit	13,323	6,055
General and administrative expenses	(2,168)	(1,551)
Selling expenses	(258)	(145)
Other expenses	(274)	(48)
Income before income taxes	10,623	4,311
Income taxes	(839)	(372)
Net income	9,784	3,939

Description of Selected Income Statement Items

Sales.   Wowjoint generates revenue from the sales of customized heavy duty machines, including launching gantries, special carriers, tyre trolleys, integrated launching carriers, marine hoists, and other special purpose equipment, as well as from technical services provided for the modification and maintenance of these machines.

Cost of goods sold.  Cost of goods sold consists of costs directly attributable to the manufacture of machines, including the cost of steel, electric control systems and hydraulic  systems, such as hydraulics, cylinders, engine, salaries for labor engaged in production activities, electricity, depreciation, and related expenses. Costs directly attributable to technical services include parts and components purchased for the modification or maintenance of machines and salaries for labor engaged in providing such services.

General and administrative expenses. General and administrative expenses mainly include employee benefits, other administrative expenses, such as the planning and financial and human resources, rent, office equipment depreciation, research and development expenses and allowance for doubtful accounts.  Wowjoint expects general and administrative expenses to continue to increase.  Wowjoint will incur additional expenses related to the costs of compliance associated with being a public company, including audit fees, legal fees and investor relations expenses upon the completion of the acquisition.

Selling expenses.  Selling expense is mainly comprised of payroll costs, employee performance incentives, travel/entertainment and other benefits associated with sales.

Other expense.  Other expense consists of interest expense on bank loans, banking expenses, foreign currency exchange loss on export sales and other expenses incurred not directly related to Wowjoint’s business operation.

Income taxes. Pursuant to the PRC Income Tax Laws, beginning January 1, 2008, the new EIT law replaced the existing laws for DES and the FIEs. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Wowjoint is qualified as a high tech company and received tax holiday treatment for a reduced rate of 7.5% for both fiscal 2009 and 2008. This rate ends on December 31, 2009. Starting January 1, 2010, Wowjoint is subject to a tax rate of 15% for three calendar years until December 31, 2012.

Factors Affecting Wowjoint’s Results of Operations and Financial Condition

Wowjoint’s financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

The PRC economic growth

Wowjoint has benefited significantly from the overall economic growth and the demand for railway and highway construction equipment.  During the fiscal years ended August 31, 2009 and 2008, Wowjoint derived 97.5% and 95.7% of its revenue from domestic sales in the PRC.  According to the National Bureau of Statistics of China, the PRC economy grew at a compound annual growth rate of approximately 12.1% from 1997 to 2007.  Wowjoint anticipates that the demand for its equipment in China will continue to increase as the Chinese government carries out its economic stimulus packages and the National Highway Plan. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on Wowjoint’s future performances.

Competitive pricing of Wowjoint’s products

Wowjoint has been able to increase its gross profit margin through competitive pricing of its products and effective cost management. To increase sales volumes, Wowjoint’s pricing policy is to offer competitive pricing with relatively lower gross profit margin on certain product lines, if the products have high competition and lower technical innovation. Wowjoint may also price its newly introduced products competitively in their first year of introduction in order to promote the market awareness of such products. In order to maintain price competitiveness and sales volumes, Wowjoint reviews its pricing strategy regularly to make adjustments based on various factors, including the market response, the expected product margin, the prices of its competitors’ products and the expected demand from customers.

Relationship with quality outsource contract manufacturers

In 2009, Wowjoint outsourced approximately 27.6% of its machinery production by amount of cost of goods sold to contract manufacturers in comparison to approximately 28.0% of amount of cost of goods sold to contract manufacturers in 2008.  Wowjoint was able to establish long term relationships with a number of outsource contract manufacturers over the years and has been selective in choosing outsource contract manufacturers capable of supplying quality products on a timely manner at more competitive prices.  For risks relating to reliance on outsource contract manufacturing, see “Risk Factors – Risks Associated to Wowjoint’s Business and Its Industry - Wowjoint relies on third parties to complete part of its equipment manufacturing, which may be adversely affected by the sub-standard performance or non-performance of such third parties.”

Effective Cost management

The major raw materials used in the manufacturing of Wowjoint’s products are steel, electric control systems and hydraulic systems, such as hydraulics, cylinders and engines.  To meet its production requirements and maintain a reasonable profit margin, Wowjoint must obtain sufficient quantities of good quality materials from its suppliers in a timely manner and at commercially reasonable prices.  Wowjoint believes that it will be able to offset a portion of any such increased costs through improvement in its production efficiency and improved economies of scale. Historically, Wowjoint has been successful in reducing the cost of raw materials as a percentage of the cost of sales. Wowjoint seeks to capitalize on its purchasing and bargaining power to continue to obtain favorable prices from its major suppliers. Wowjoint uses a cost-plus pricing policy to determine the sales prices of its products.

Level of income tax and preferential tax treatment

Wowjoint’s profit is affected by the income tax that it pays and any preferential tax treatment that it is able to receive.  Pursuant to the PRC Income Tax Laws, beginning January 1, 2008, the new EIT law replaced the existing laws for DES and the FIEs. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Wowjoint is qualified as a high tech company and received tax holiday treatment for a reduced rate of 7.5% for both fiscal year 2008 and 2009. This rate ends on December 31, 2009. Starting January 1, 2010, Wowjoint is subject to a tax rate of 15% for three calendar years until December 31, 2012.

Analysis of Operations Results

Comparison of Fiscal Years Ended August 31, 2009 and 2008

Sales. Sales increased by US$8.4 million, or 23.2%, to US$44.6 million in the year ended August 31, 2009, from US$36.2 million in the year ended August 31, 2008, as a result of a 17.2% (US$6.2 million) increase in machinery sales and a 607.5% (US$2.2 million) increase in technical services. The significant increase in technical services was primarily due to the increased demand by Wowjoint customers for technical services to the equipment previously sold by Wowjoint for new applications.

Cost of goods sold.  Cost of goods sold increased by US$1.1 million, or 3.7%, to US$31.3 million in the year ended August 31, 2009 from US$30.2 million in the year ended August 31, 2008. The cost of machinery sales are primarily composed of the cost of direct raw materials, direct labor and other overhead expenses. The increase in cost of goods sold was mainly due to the increase in sales volume and a corresponding increase in cost of raw materials to manufacture products. Costs of goods sold as a percentage of revenue decreased to 70.1% in fiscal year 2009 from 83.3% in fiscal year 2008 mainly due to a 607% increase in the sales of technical services.

Wowjoint’s main production materials are steel, electric control systems, cylinder and hydraulic systems and electronic devices.

Gross margin.  As a percentage of total sales, the overall gross margin was 29.9% for the year ended August 31, 2009, compared to 16.7% for the same period the previous year, a net increase of 78.7%. The increase in gross margin was primarily due to increased sales in technical service, sales of high-margin products and more efficient cost control. Wowjoint successfully improved the gross margin on launching gantries, tyre trolleys and special carriers, by 18.4%, 7.7% and 15.5%, respectively, to 31.5%, 35.5% and 32.1% in fiscal 2009. Wowjoint also achieved more sales of technical services as a percentage of revenue.

General and administrative expenses. General and administrative expenses amounted to approximately US$2.2 million for the year ended August 31, 2009, an increase of approximately US$0.62 million, or 39.7% compared to approximately US$1.6 million the previous year. This increase was the result of increased allowance for doubtful accounts to US$0.80 million in fiscal 2009 from US$0.45 million in fiscal 2008. The increase also reflected the increase in employee benefits to US$1.2 million in fiscal 2009 from US$0.90 million in fiscal 2008, a net increase of 31.7%.

Selling expenses. In the year ended August 31, 2009, selling expenses were approximately US$0.26 million, an increase of US$0.11 million, or 78.6%, from US$0.15 million the year before.  The increase was due to the hiring of additional sales persons and increased marketing related expenses.

Income before income taxes. As a result of the foregoing factors, income before taxation increased by US$6.3 million, or 146.4%, to US$10.6 million in the year ended August 31, 2009, compared with US$4.3 million for fiscal 2008.

Income taxes.  Income tax was approximately US$0.84 million in fiscal 2009 compared with US$0.37 million for fiscal 2008.  Wowjoint had a tax rate of 7.5% for both 2009 and 2008.

Net income. Net income increased US$5.8 million, or 148.4%, to US$9.8 million in fiscal year 2009 from US$3.9 million in fiscal year 2008, as a result of the various factors described above. The net income margins were 21.9% and 10.9% for the fiscal year ended August 31, 2009 and 2008, respectively.

Analysis of Cash Flow

The following table presents a summary of Wowjoint’s cash flows and beginning and ending cash balances for the years ended August 31, 2009 and 2008:

	Years Ended August 31,
USD (in thousands)	2009	2008
Net cash provided by operating activities	763	1,905
Net cash used in investing activities	(347)	(2,138)
Net cash provided by (used in ) financing activities	(5)	537
Net cash flow	411	304
Cash and cash equivalents at beginning of period	1,438	197
Cash and cash equivalents at end of period	1,895	1,438

Wowjoint has financed its liquidity by operating cash flow and a small amount of short-term bank loans.

Net cash provided by operating activities. Wowjoint’s net cash flow provided by operating activities totaled US$0.76 million for the fiscal year ended August 31, 2009, a decrease of US$1.1 million compared to US$1.9 million for the fiscal year ended August 31, 2008. The decrease was primary due to (i) a decrease of US$10.6 million in billings in excess of costs and estimated earnings, (ii) a decrease of US$5.1 million in advance from customers offset by a decrease of US$7.5 million in advances to suppliers, and (iii) a decrease of US$2.1 million in inventories.

Net cash used in investing activities. Wowjoint’s net cash used in investing activities was US$0.35 million for the year ended August 31, 2009, compared to US$2.1 million used in investing activities for the prior year. The cash used in investing activities in 2009 for the purchase of equipment was US$0.35 million compared to US$1.1 million used to purchase property, plant and equipment in the prior year.

Net cash provided by financing activities. Cash flows from financing activities amounted to US$(4,817) and US$0.53 million for the years ended August 31, 2009 and 2008, respectively. Cash flow generated by financing activities consists of proceeds from bank loans, restricted cash, due to and from related parties. Wowjoint received US$0.73 million in proceeds from bank loans in 2009 compared to US$0.98 million from bank loans in 2008.

LIQUIDITY AND CAPITAL RESOURCES

To date, Wowjoint’s principal source of liquidity has been cash generated from its operating activities.

As of August 31, 2009, Wowjoint had total assets of US$29.9 million, of which cash amounted to US$1.9 million, accounts receivable amounted to US$14.4 million, other receivables amounted to US$0.23 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to US$5.7 million. While working capital was approximately US$14.9 million, equity amounted to US$17.9 million. The current ratio was approximately 2.25:1.

As of August 31, 2009, Wowjoint had a rolling credit facility from Beijing Bank.

OFF-BALANCE SHEET ARRANGEMENTS

Wowjoint does not have any outstanding off-balance sheet arrangements and has not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Wowjoint prepares its consolidated financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amount of its assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period, as well as the reported amounts of revenues and expense during each fiscal period.  Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets and valuation allowances for receivables. Wowjoint continually evaluates these judgments and estimates based on its own historical experiences, knowledge and assessment of current business and other conditions, and its expectations regarding the future based on available information and assumptions that it believes to be reasonable. Since the use of estimates is an integral component of the financial reporting process, Wowjoint’s actual results could differ depending on the estimates used.

While Wowjoint’s significant accounting policies are more fully described in Note 2 of its consolidated financial statements appearing at the end of this form, Wowjoint management believes that the following accounting policies are the most critical to aid you in fully understanding and evaluating its reported financial results.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  Wowjoint generates revenue from two main categories (i) machinery sales, which includes sales of equipment and components, and (ii) technical services.

1)
Revenue from equipment sales is recognized on the percentage of completion method, measured by references to the proportion of contract costs incurred to date to the total estimated costs at completion.  Equipment sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of Wowjoint’s products sold in the PRC are subject to a Chinese value-added tax at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by Beijing Wowjoint on raw materials and other materials included in the cost of producing its finished product.

2)	Revenue from the rendering of technical services is recognized in accordance with the terms stated in the agreements with its customers.

3)
Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is treated as an amount due from contract consumers. Where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is treated as an amount due to contract customers.

Impairment allowances for accounts and other receivables

Wowjoint estimates that the impairment allowances for accounts and other receivables by assessing the collectability of the receivables based on the age of the balance, the related customer’s credit history and prevailing market conditions. Allowances are applied to accounts and other receivables where events or changes in circumstances indicate that the balance may not be collectible. Wowjoint reassesses the impairment allowances at each balance sheet date.

Property, Plant and Equipment

Property, plant and equipment (other than construction-in-progress) are recorded at cost less accumulated depreciation and are depreciated over the estimated useful lives of the related assets using the straight-line method.  Estimated useful lives of the assets are as follows:

Useful Life
Land use rights	40
Plant	20
Furniture and fixtures	5
Equipment	5
Automobiles	5

Foreign Currency Translation

Wowjoint uses the local currency (RMB) as its functional currency.  Translation adjustments are reported as other comprehensive income in the statements of operations and accumulated as other comprehensive income in equity section of consolidated balance sheets.  Financial information is translated into U.S. Dollars at prevailing or current rates, respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

QUANTITATIVE AND QUALITATIVE MARKET RISKS

Interest Rate Risk.  Wowjoint is exposed to interest rate risk due primarily to its short-term bank loans.  Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.   Wowjoint monitors interest rates in conjunction with its cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  Wowjoint has not entered into any hedging transactions in an effort to reduce its exposure to interest rate risk.

Foreign Exchange Risk.  The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions.  Since July 2005, the RMB has no longer been pegged to the U.S. dollar.  Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that, in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of Wowjoint’s earnings and cash assets are denominated in RMB, but its reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect its balance sheet and its earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect Wowjoint’s financial results reported in U.S. dollar terms without giving effect to any underlying change in its business or results of operations.

Very limited hedging transactions are available in China to reduce Wowjoint’s exposure to exchange rate fluctuations.  To date, Wowjoint has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk.  While Wowjoint may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, Wowjoint’s foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

Inflation.  Inflationary factors, such as increases in the cost of its raw materials and overhead costs, could impair Wowjoint’s operating results.  Although Wowjoint does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on its ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of its products do not increase with these increased costs.

INFORMATION ABOUT CFAC

Business of CFAC

General

China Fundamental Acquisition Corporation (“CFAC”) was incorporated in the Cayman Islands on December 12, 2007, as a blank check company formed to serve as a vehicle for the acquisition of one or more operating businesses having its primary operations in the PRC through a merger, stock exchange, asset acquisition, re-organization or similar business combination, or contractual arrangements. Pursuant to its corporate charter, CFAC’s initial business combination must be with a target whose fair market value is at least equal to 80% of the balance in the trust account, excluding the deferred underwriting commission compensation, at the time of such acquisition.

In May 2008, CFAC sold 4,256,250 units in its initial public offering, which included 90% of the units subject to the underwriters’ overallotment option. Each of its units consists of one share of CFAC’s ordinary shares, $0.001 par value per share, and one warrant, which started to trade separately as of the opening of trading on July 22, 2008. Each warrant entitles the holder to purchase from CFAC one ordinary share at an exercise price of $5.00. CFAC received net proceeds of approximately $33.9 million from its initial public offering.

Effecting a Business Combination

Selection of a target business and structuring of a business combination

Subject to the requirement that CFAC’s initial business combination must be with a target business with a fair market value that is at least 80% of the balance in the trust account at the time of such acquisition, excluding the deferred underwriting commission compensation, CFAC’s management has had virtually unrestricted flexibility in identifying and selecting a prospective target business in China.

To the extent CFAC successfully effects a business combination with Wowjoint, it may be affected by numerous risks inherent in the business and operations of Wowjoint, including certain of the risks set forth in this proxy statement under “Risk Factors.” Although CFAC’s management has endeavored to evaluate the risks of acquiring Wowjoint, CFAC cannot assure you that it has properly ascertained or assessed all significant risk factors. In evaluating Wowjoint, CFAC’s management has considered, among other factors, the following:

•	Wowjoint’s financial condition and earnings, and its potential for increased profitability;

•	the growth potential in China’s infrastructure construction equipment sector;

•	Wowjoint’s position as a market leader in China’s rapidly growing market for customized lifting, carrying and moving equipment;

•	the experience, reputation and skill of Wowjoint’s management;

•	Wowjoint’s competitive position and its strong in-house design capabilities;

•	costs associated with effecting the acquisition; and

•	opportunities for growth through add-on acquisitions.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of the acquisition of Wowjoint has been based, to the extent relevant, on the above factors as well as other considerations deemed relevant by CFAC’s management in effecting a business combination consistent with its business objective. In evaluating Wowjoint, CFAC has conducted an extensive due diligence review which has encompassed, among other things, meetings with Wowjoint’s incumbent management and inspection of its facilities, as well as a review of financial and other information that has been made available to CFAC.

Fair market value of target business

The initial target business that CFAC acquires must have a fair market value equal to at least 80% of the balance in the trust account at the time of such acquisition excluding the deferred underwriter commission compensation. The fair market value of the proposed acquisition of Wowjoint has been evaluated by CFAC’s management, based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow, and book value. The fairness of the proposed transaction was recommended by CFAC’s management to CFAC’s board of directors. CFAC’s board of directors has determined on November 27, 2009, that the transaction is fair to the shareholders of CFAC.

Probable lack of business diversification

While CFAC may seek to effect business combinations with more than one target business, its initial business combination must be with a target business which satisfies the minimum valuation standard at the time of such acquisition, as discussed above. Given the terms of the Wowjoint acquisition, it is probable that CFAC will have the ability to effect only the Wowjoint acquisition. Accordingly, the prospects for its success entirely depend upon the future performance of Wowjoint. Unlike other entities which may have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that CFAC will not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination only with Wowjoint, CFAC’s lack of diversification may subject it to numerous economic, competitive and regulatory developments.

Ability to evaluate the target business’s management

CFAC cannot assure you that the new members of the management team following the acquisition will have the necessary skills, qualifications or abilities to help manage a public company.

Opportunity for shareholder approval of business combination

CFAC will proceed with the Wowjoint acquisition only if a majority of the shares sold in CFAC initial public offering (“IPO Shares”), as defined below, present in person or by proxy and entitled to vote at the meeting, are voted in favor of the acquisition. In connection with the required vote, all of CFAC’s initial shareholders, including all of its officers and directors, have agreed to vote their respective ordinary shares owned by them immediately prior to CFAC’s initial public offering in accordance with the majority of the ordinary shares voted by the public shareholders. This voting arrangement does not apply to shares included in units purchased by initial shareholders, officers or directors in CFAC’s initial public offering or purchased following its initial public offering in the open market, if any. CFAC will proceed with the acquisition only if a majority of the IPO Shares cast at a meeting to approve the acquisition is voted in favor of the acquisition and shareholders owning not more than 35% of the IPO Shares vote against the acquisition and exercise their redemption rights.

Redemption rights

Each holder of ordinary shares of IPO Shares, or the IPO Shares, has the right to have such holder’s IPO Shares redeemed for cash if the shareholder votes against the acquisition of Wowjoint and the acquisition is approved and completed. Such redemption right shall be subject to the requisite approval and completion of the acquisition. The actual per-share redemption price will be equal to the amount in the trust fund, inclusive of any interest, divided by the total number of IPO Shares. Without taking into any account interest earned on the trust fund, the initial per-share redemption price would be $7.9666, or $0.0334 less than the per-unit offering price of $8.00. An eligible shareholder may request redemption at any time after the mailing to CFAC’s shareholders of this proxy statement and prior to the vote taken with respect to the acquisition at the special meeting, but the request will not be granted unless the shareholder votes against the acquisition and the acquisition is approved and completed. Any request for redemption, once made, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to shareholders entitled to redeem their shares and who elect redemption will be distributed promptly after completion of the acquisition. Shareholders who convert their shares into their share of the trust fund still have the right to exercise the warrants received as part of the units. CFAC will not complete the acquisition if shareholders owning 35% or more of the IPO Shares exercise their redemption rights.

Liquidation if no business combination

If CFAC was to expend all of the net proceeds of its initial public offering, other than the proceeds deposited in the trust fund, and without taking into account interest, if any, earned on the trust fund, the initial per-share liquidation price would be $7.9666, or $0.0334 less than the per-unit offering price of $8.00. The proceeds deposited in the trust fund could, however, become subject to the claims of CFAC’s creditors which could have priority over the claims of its holders of IPO Shares. CFAC cannot assure you that the actual per-share liquidation price will not be less than $7.9666, plus interest, due to claims of creditors. Chun Yi Hao, CFAC’s current chief executive officer, and Hope Ni, the current chairman of the board of directors, have agreed, pursuant to agreements with CFAC and CCM, the lead underwriter of the initial public offering, that, if CFAC distributes the proceeds held in trust to the holders of IPO Shares, they will be personally liable in certain circumstances to pay debts and obligations to vendors or other entities that are owed money by CFAC for services rendered or products sold to CFAC in excess of the net proceeds of its initial public offering not held in the trust account. CFAC cannot assure you, however, that Mr. Hao and Ms. Ni would be able to satisfy those obligations.

If the Wowjoint acquisition is not consummated, CFAC will continue to search for a business combination opportunity in China. However, CFAC will be liquidated if it does not consummate a business combination by May 20, 2010, 24 months after the consummation of its initial public offering (or May 20, 2011, 36 months after the consummation of its initial public offering, assuming shareholders agree to an extension by special meeting of CFAC shareholders). If CFAC is unable to consummate a business combination by the expiration of the 24-month or 36-month period, it will then liquidate. Upon notice from CFAC, the trustee of the trust fund will commence liquidating the investments constituting the trust fund and will turn over the proceeds to CFAC’s transfer agent for distribution to CFAC’s public shareholders. CFAC anticipates that its instruction to the trustee would be given promptly after the expiration of the 24-month or 36-month period as described above. Under such circumstances, CFAC will be dissolved and will distribute to all holders of its IPO Shares, in proportion to their respective IPO Shares, an aggregate sum equal to the amount in the trust fund, plus any remaining net assets. CFAC’s pre-IPO shareholders waived their rights to participate in any liquidation distribution with respect to ordinary shares owned by them immediately prior to CFAC’s initial public offering. Thus, there would be no distribution from the trust fund with respect to such shares. There would also be no distribution from the trust fund with respect to CFAC’s warrants.

Holders of IPO Shares shall be entitled to receive funds from the trust fund only in the event of CFAC’s liquidation or if holders of IPO Shares seek to redeem their respective shares for cash upon the acquisition if the shareholder voted against such acquisition and such acquisition is actually completed by CFAC. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust fund.

Competition

If the acquisition of Wowjoint is completed, CFAC will become subject to competition from the regional and national manufacturers of customized heavy-lifting and carrier equipment noted in “Business—Competition.”

Facilities

CFAC maintains its executive offices at Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong. Olympic Spring Limited, a company owned by Chun Yi Hao and Hope Ni collectively, provides this office space and other additional administrative services. Olympic Spring is compensated by CFAC with a $7,500 monthly fee for general and administrative services. CFAC considers its current office space adequate for its current purposes. Upon consummation of the acquisition, CFAC will no longer make use of these facilities and will operate from Wowjoint’s current facilities or other location or facility deemed to be proper.

Employees

CFAC is currently managed by Mr. Hao and Ms. Ni, who are both also members of CFAC’s board of directors. These individuals are not obligated to contribute any specific number of hours per week and intend to devote only as much time as they deem necessary to CFAC’s affairs. The amount of time they have devoted in any time period has varied based on the availability of suitable target businesses to investigate, although neither Mr. Hao nor Ms. Ni have any other full-time professional engagement. CFAC does not intend to have any other full time employees prior to the consummation of the acquisition.

Periodic Reporting and Audited Financial Statements

CFAC has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to furnish periodic reports on Form 6-K to the Securities and Exchange Commission. In accordance with the requirements of the Securities Exchange Act of 1934, CFAC’s annual reports will contain financial statements prepared in accordance with U.S. GAAP audited and reported on by CFAC’s independent accountants.

Legal Proceedings

CFAC is not involved in any legal proceedings which may have, or have had a significant effect on its business, financial position, results of operations or liquidity, nor is CFAC aware of any proceedings that are pending or threatened which may have a significant effect on such business, financial position, results of operations or liquidity.

CFAC SELECTED FINANCIAL INFORMATION

CFAC was formed in December 12, 2007, as a blank check company for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or similar business combination, one or more operating businesses in China. CFAC has not acquired an entity as of the date of this proxy statement. CFAC is considered to be in the development stage and is subject to the risks associated with activities of development stage companies. The combined financial information set forth below should be read in conjunction with the audited financial statements of CFAC and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CFAC” included elsewhere in this proxy statement. For the selected financial information disclosed here, unless it is stated otherwise, all financial info is audited and is stated in US dollars in thousands, except per share data.

	For the six months ended June 30, 2009	For the six months ended June 30, 2008	For the period from December 12, 2007 (inception) to June 30, 2009	For the period from December 12, 2007 (inception) to June 30, 2008	For the year ended December 31, 2008	For the period from December 12, 2007 (inception) to December 31, 2007
	Unaudited	Unaudited
Income statement data
Income (loss) from operation	(287.3)	(34.2)	(622.8)	(39.2)	(330.5)	(5.0)
Net income (loss)	(200.9)	21.4	(140.5)	16.4	65.5	(5.0)
Net income (loss) per share - basic and diluted	(0.04)	0.01		0.01	0.02	0.00

	As of June 30, 2009	As of June 30, 2008	As of December 31, 2008	As of December 31, 2007
	Unaudited	Unaudited
Balance sheet data
Total assets	34,121.2	34,066.7	34,305.5	50.0
Total liabilities	1,423.00	1,214.9	1,406.4	30.0
Total ordinary shares subjection to redemption	11,867.9	11,887.3	11,867.9	0.0
Total shareholders’ equity	20,830.3	20,964.5	21,031.2	20.0

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CFAC

The following discussion should be read in conjunction with CFAC's financial statements and the related notes and schedules thereto and other financial information appearing elsewhere in this Proxy Statement and other reports and filings furnished to the SEC. Readers are also urged to carefully review and consider the various disclosures made by CFAC which attempt to advise interested parties of the factors that may affect CFAC's business and the proposed acquisition, including without limitation the disclosures made under the Risk Factors section.

Overview

CFAC was formed in December 12, 2007 as a blank check company for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or similar business combination, one or more operating businesses in China. CFAC has neither engaged in any operations nor generated any revenues from operations to date. To date, CFAC's efforts have been limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations, including the proposed acquisition of Wowjoint.

Financing History

On May 15, 2008, CFAC completed its initial public offering of 3,750,000 units at a public offering price of $8.00 per unit. Each unit consisted of one ordinary share and one warrant exercisable for an additional ordinary share. The warrants have an exercise price of $5.00 per warrant share. The warrants are exercisable on the later of CFAC's consummation of an initial business combination and May 15, 2009.

Immediately prior to the initial public offering, CFAC completed a private placement of warrants to various investors. The investors purchased warrants exercisable for 1,944,444 ordinary shares for an aggregate purchase price of $1,750,000, or $0.90 per warrant share. The warrants have an exercise price of $5.00 per warrant share. In addition to the private placement of warrants, a warrant to purchase 482,859 shares was sold to Ralco Capital Limited, an entity owned and controlled by Mr. Hao, CFAC's current chief executive officer, and warrants to purchase 481,027 shares were sold to Rising Year Group Limited, an entity owned and controlled by Ms. Ni, CFAC's current chairman.

Following the closing of the initial public offering (including the exercise of 90% of the overallotment option) and private placement of warrants, $33,908,250 was placed in a trust account at the London branch of JPMorgan Chase Bank, N.A. to be held until the earlier of (a) the consummation of a business combination or (b) the liquidation of CFAC. The amount placed in the trust account consists of the proceeds of the initial public offering and the private placement of warrants, discussed above, as well as $1,197,749 of deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.

Results of Operations for the period from inception (December 12, 2007) to December 31, 2008

For the period from December 12, 2007 (inception) to December 31, 2008, CFAC had net income of $60,481, which consisted of interest income earned mostly on the trust account investment of $395,995, offset by general and administrative expenses of $335,514, which includes insurance expense of $19,726, traveling expense of $31,633, formation costs of $148,871 and other operating expenses of $135,284.

For the period from December 12, 2007 (inception) to December 31, 2008, CFAC had no significant operations.

Results of Operations for the six month period ended June 30, 2009 compared to the six month period ended June 30, 2008

For the six months ended June 30, 2009, CFAC had a net loss of $200,968, derived from interest income earned mostly on the trust account investment of $86,366, offset by general and administrative expenses of $287,334, which includes professional service expense of $203,940, insurance expense of $15,644, traveling expense of $12,375, and other operating expenses of $55,375.

For the six months ended June 30, 2008, CFAC had net income of $21,385, which consisted of interest income earned mostly on the trust account investment of $55,543, offset by general and administrative expenses of $34,158, which includes rent and office expenses of $11,250, insurance expense of $3,595, traveling expense of $4,702, formation costs of $3,866 and other operating expenses of $10,745.

For the six months ended June 30, 2009 and 2008, CFAC had no significant operations.

Liquidity and Capital Resources

The net proceeds from (1) the sale of 4,256,250 units at a public offering price of $8.00 per unit to the CFAC public shareholders in the initial public offering (including the underwriters' 90% exercise of their over-allotment option to the extent of 506,250 units), after deducting offering expenses including $1,191,749 for underwriting discounts and commissions (but not including $1,191,749 of deferred underwriting discounts and commissions) and (2) the sale of warrants to purchase 1,944,444 shares to CFAC's founders for a purchase price of $1,750,000, was $33,991,954. Of these net proceeds $33,908,250 was placed in trust account.

At June 30, 2009, CFAC had approximately $34,066,563 held in the trust account and had cash outside of the trust account of approximately $27,078. Excluding $33,908,250 in net proceeds from initial public offering in the trust account, CFAC had approximately $158,313 in interest earned but held in the trust account. CFAC intends to use the funds in the cash account $27,078 and $158,313 from the balance of interest earned from trust account amounting to cover due diligence expenses; the costs of investigating a target business or businesses; legal, accounting and other expenses associated with structuring, negotiating and documenting an initial business combination; and office space, administrative services and secretarial support prior to consummating a business combination. CFAC believes that the funds available to it outside of the trust account will be sufficient to allow it to operate until May 20, 2010, by which time the business combination is expected to be consummated.

If the funds available to it outside of the trust account are insufficient to cover its expenses, CFAC may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, it could seek such additional capital through loans or additional investments from its sponsors, Mr. Hao or Ms. Ni, but none of such sponsors are under any obligation to advance funds to, or invest in, CFAC. Any such interest income not used to fund working capital requirements or repay advances from the sponsors or for due diligence or legal, accounting and non-due diligence expenses will be usable to pay other expenses that may exceed current estimates.

Certain Relationships and Related Party Transactions

On December 12, 2007, Ralco Capital Limited, 100% owned by CFAC’s Chief Executive Officer, Mr. Hao and Rising Year Group Limited, 100% owned by the Chairman of  CFAC’s board of directors, Ms. Ni, CFAC’s director, Dr. Ma, and special adviser, Mr. Tan purchased 1,257,813 ordinary shares and warrants of CFAC for an aggregate purchase price of $25,000. Ralco Capital Limited and Rising Year Group Limited transferred 45,000 of their ordinary shares and warrants to Oliveira and Globis, respectively, in February 2008. On April 14, 2008, CFAC repurchased from Ralco Capital Limited and Rising Year Group Limited an aggregate of 179,688 ordinary shares and warrants at nominal cost, leaving 1,078,125 ordinary shares and warrants outstanding (14,063 of which are subject to forfeiture as the underwriters exercised only 90% of their over-allotment option).

Pursuant to a registration rights agreement CFAC’s original shareholders will be entitled to certain registration rights. Specifically, (i) the private placement warrants and the underlying ordinary shares will be entitled to certain registration rights commencing upon the consummation of a business combination; and (ii) the original shareholders’ ordinary shares will be entitled to certain registration rights six months after the consummation of a business combination. CFAC is only required to use its best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use its best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of CFAC’s ordinary shares or any voting rights until such holders exercise their respective warrants and receive ordinary shares. Permitted transferees that receive any of the above described securities from CFAC’s original shareholders will, under certain circumstances, be entitled to the registration rights described herein. CFAC will bear the expenses incurred in connection with the filing of any such registration statements.

Commencing on December 12, 2007, CFAC agreed to pay Olympic Spring Limited, a company jointly and equally owned by Chun Yi Hao and Hope Ni, a total of $7,500 per month for office space, administrative services and secretarial support for a 24 month period This arrangement was agreed to by Olympic Spring Limited for CFAC’s benefit and is not intended to provide Olympic Spring Limited compensation in lieu of a management fee. CFAC believes that such fees are at least as favorable as it could have obtained from an unaffiliated third party.

CFAC will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on CFAC’s behalf such as identifying and investigating possible target businesses and business combinations. Subject to availability of proceeds not placed in the trust account and up to an aggregate of $0.85 million of the interest income, net of taxes, on the balance in the trust account to be released to CFAC, there is no limit on the amount of out-of-pocket expenses that could be incurred. This formula was a result of a negotiation between CFAC and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if CFAC does not consummate a business combination within the permitted time.

Other than the $7,500 per month administrative fees and reimbursable out-of-pocket expenses payable to Olympic Spring Limited, no compensation or fees of any kind, including finders and consulting fees, will be paid to any of CFAC’s directors, or to any of their respective affiliates for services rendered to CFAC prior to or with respect to the business combination.

After a business combination, any of CFAC directors who remain with Wowjoint Holdings Limited may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to CFAC’s shareholders. It is unlikely that the amount of such compensation will be known at the time of a shareholder meeting held to consider a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation.

CFAC’s board of directors has approved the procedure whereby all ongoing and future transactions between CFAC and any of its directors or their respective affiliates, including loans by its directors, will be on terms believed by CFAC at that time, based upon other similar arrangements known to it, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of CFAC’s uninterested “independent” directors, to the extent CFAC have independent directors, or the members of CFAC’s board who do not have an interest in the transaction, in either case who had access, at CFAC’s expense, to its attorneys or independent legal counsel. It is CFAC’s intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to it than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to it than with an unaffiliated third party, CFAC would not engage in such transaction.

Recent Accounting Pronouncements

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board issued Statement “FASB” issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”).  SFAS No. 168 will become the single source of authoritative non governmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature.  SFAS No. 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure.  Also included is relevant SEC guidance organized using the same topical structure in separate sections.  SFAS No. 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009.  This statement will have an impact on CFAC’s financial statements since all future references to authoritative accounting literature will be references in accordance with SFAS No. 168.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). This Statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date and is effective for interim and annual periods ending after June 15, 2009.  The adoption of SFAS No. 165 is not expected to have a material impact on CFAC’s financial statements.

Fair Value Measurements

Effective January 1, 2008, CFAC implemented SFAS No. 157, Fair Value Measurement for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, CFAC has elected to defer implementation of SFAS No. 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a non recurring basis until January 1, 2009. The adoption of SFAS No. 157 to CFAC's financial assets and liabilities and non-financial assets and liabilities, that are re-measured and reported at fair value at least annually, did not have an impact on CFAC's financial results.

The Fair Value Option for Financial Assets and Financial Liabilities

Effective January 1, 2008, CFAC implemented SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have an impact on CFAC's financial results.

Business Combinations

In December 2007, the FASB issued SFAS No. 141R, Business Combinations. SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature of financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. CFAC expects SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date. CFAC is still assessing the impact of this standard on its future consolidated financial statements.

Noncontrolling interests in Consolidated Financial Statements — and amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160, Noncontrolling interests in Consolidated Financial Statements — and amendment of ARB No. 51. The provisions of SFAS No. 160 establish accounting and reporting standards for the noncontrolling interests of a subsidiary. The provisions of SFAS No. 160 are effective for CFAC in fiscal year 2009 and will be applied prospectively, except for the presentation of the noncontrolling interests, which for all periods would be reclassified to equity in the consolidated balance sheet and adjusted out of net income in the consolidated statements of operations. CFAC is currently evaluating the impact of the provisions of SFAS No. 160 on its future consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. CFAC has identified the following as its critical accounting policies:

Cash and cash equivalents. CFAC considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Quantitative and Qualitative Disclosures About Market Risk

CFAC's primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, including recent reductions instituted by the U.S. Federal Reserve Bank, particularly because the majority of CFAC's investments held in the trust account are in rate sensitive short-term marketable securities. Due to the nature of CFAC's short-term investments, it believes that it is not subject to any material market risk exposure other than interest rate fluctuations. CFAC does not have any foreign currency or other derivative financial instruments.

In addition, following the anticipated acquisition transaction, it is possible that some or all of CFAC’s revenues and expenses may be denominated in non-U.S. currencies, primarily Renminbi, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on CFAC’s business, financial condition and operating results.

In connection with the acquisition of Wowjoint, it is currently anticipated that CFAC will be retaining Sherb & Co., LLP, certified public accountant, the current independent auditors of Wowjoint, as the independent registered public accounting firm on a going forward basis, since Wowjoint’s historical operations will represent the operations of CFAC on a going forward basis upon the acquisition of Wowjoint. The retention of Sherb & Co., LLP will not be effectuated until the acquisition of Wowjoint has been completed, and CFAC has not previously retained or worked with Sherb & Co., LLP. All applicable securities filings of CFAC in connection with this anticipated change of auditors will be made at such time as they are required.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information has been prepared assuming that the acquisition through share exchange between CFAC and Wowjoint had occurred (i) at the beginning of each of the applicable periods for the pro forma statements of operations and (ii) at August 31, 2009, for the pro forma balance sheet.  The unaudited pro forma combined financial information presents two possible scenarios for the approval of the acquisition by CFAC’s shareholders, as follows:

•	Assuming No Redemption of Shares: This presentation assumes that no shareholders exercised their redemption rights; and

•	Assuming Maximum Redemption of Shares: This presentation assumes that holders of 1,489,687 shares of CFAC outstanding ordinary shares (one share less than 35%) exercise their redemption rights.

The accompanying pro forma combined financial statements illustrate the effect of the share purchase agreement among China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, and AGL and its subsidiaries, on the Company's financial position and results of operations.  The pro forma combined balance sheet as of August 31, 2009, is based on historical unaudited balance sheet of China Fundamental Acquisition Corporation as of June 30, 2009, audited balance sheet of Giant Nova Holdings Limited as of August 31, 2009, and audited balance sheet of AGL as of August 31, 2009. The pro forma combined balance sheet assumes the acquisition took place on September 1, 2008.

The pro forma combined statement of operations for the year ended August 31, 2009, is based on historical unaudited statement of operations for the year ended June 30, 2009, of China Fundamental Acquisition Corporation, audited statement of operations for the year ended August 31, 2009, of Giant Nova Holdings Limited and audited statement of operations for the year ended August 31, 2009 of AGL and its subsidiaries. The pro forma combined statement of operations assumes the acquisition took place on September 1, 2008.

The pro forma combined financial statements may not be indicative of the actual results of the acquisition and there can be no assurance that the foregoing results will be obtained. In particular, the pro forma combined financial statements are based on management's current estimates of the share purchase agreement. The actual may differ.

The accompanying pro forma combined financial statements should be read in conjunction with the historical financial statements of China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, and AGL and its subsidiaries.

Actual results could differ from the pro forma information presented and depend on several variables, including, pursuant to an earn-out provision in the share purchase agreement, the issuance to Realink, one of shareholders of Wowjoint, up to 500,000 additional shares if the following performance targets are achieved (1)  200,000 earn-out shares in the event that the closing price per share is at or above US$10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date; (2) 200,000 earn-out shares in the event that the closing price per share is at or above US$13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date; and (3) 100,000 earn-out shares in the event that the average daily trading volume is no less than 200,000 shares for three consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date. Upon issuance, such shares will be recorded as an adjustment to the accounting acquirees basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

In order to ensure that the acquisition is approved by the shareholders, CFAC, Wowjoint and their respective affiliates may enter into transactions to purchase or facilitate the purchase of ordinary shares of CFAC from shareholders who have indicated their intention to vote against the acquisition and seek redemption of their shares for cash. Such transactions may be entered into prior to the meeting of shareholders to approve the acquisition, but would not be completed until the acquisition was consummated. Such purchases could result in all or substantially all of CFAC’s trust fund being expended to pay for such share repurchases post-transaction, which could result in Wowjoint not receiving any working capital from the trust account to fund its post-transaction business operations. Such purchases could also result in the issuance of additional ordinary shares or warrants of CFAC as an inducement for third parties to purchase such shares. The lack of trust funds to fund Wowjoint’s business operations could have a material adverse effect on its operations and business prospects. No such transactions have occurred or been entered into as of the date of this proxy statement. If any of the funds held in CFAC’s trust account are used to purchase ordinary shares of CFAC from holders who would have otherwise voted against the acquisition, holders of CFAC’s public stock who purchased such shares in CFAC’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering. In such event, CFAC would be required to reclassify those shares subject to rescission rights outside of shareholders’ equity. Due to the uncertainty associated with the potential transactions described above, the financial information presented below does not give effect to such matters.

The acquisition will be accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Wowjoint immediately prior to the acquisition will have effective control of CFAC through (1) their approximately 51.7% shareholder interest in the combined entity, assuming no share redemptions (59.8% in the event of maximum share redemptions), (2) majority representation on the board of directors (initially four out of five members), and (3) being named to all of the senior executive officer positions. For accounting purposes, Wowjoint will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Wowjoint, i.e., a capital transaction involving the issuance of share by CFAC for the share of Wowjoint. Accordingly, the combined assets, liabilities and results of operations of Wowjoint will become the historical financial statements of CFAC at the closing of the transaction, and CFAC assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with Wowjoint beginning on the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital.

Unaudited Pro Forma Combined Balance Sheets
August 31, 2009
Assuming No Redemption of Shares

	Authentic Genius Limited	Giant Nova Holding Company	China Fundamental Acquisition Corporation	Pro Forma Adjustments		Adjusted Pro Forma Amounts
	(a)	(a)	(b)
ASSETS
Current Assets
Cash and cash equivalents	$1,895,224	$903	$27,078	34,066,563	(1)	$35,989,768
Cash held in trust			34,066,563	(34,066,563	)(1)	—
Accounts receivable, net	14,447,402					14,447,402
Other receivable, net	234,482		27,556			262,038
Advance to suppliers	1,831,154					1,831,154
Inventories	2,866,164					2,866,164
Due from related parties	31,104					31,104
Costs and estimated earnings in excess of billings	5,649,470					5,649,470
Total Current Assets	26,955,000	903	34,121,197			61,077,100

Plant, Property & Equipment, net	1,677,484		—			1,677,484
Intangible Assets, net	1,046,740		—			1,046,740
Restricted cash	237,531					237,531
Long term prepaid expenses	3,637		—			3,637

Total Assets	$29,920,392	$903	$34,121,197			$64,042,492

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Short-term loan	$730,866					$730,866
Deferred revenue	452,821					452,821
Accounts payable and accrued expenses	4,099,650					4,099,650
Taxes payable	5,144,881					5,144,881
Other payable	1,008,152	2,853	231,299			1,242,304
Deferred underwriting fee	—		1,191,749			1,191,749
Billings in excess of cost and estimated earnings	541,126					541,126
Total Current Liabilities	11,977,496	2,853	1,423,048			13,403,397

Ordinary shares subject to possible redemption (1,489,687 shares at redemption value)	—		11,867,884	(11,867,884	)(2)	—

Commitments

Stockholders' Equity
Preferred stock	—	—	—	—		—
Common Stock	1,290	500	5,320	5,700	(2)	12,810
				(1,290	)(2)	(1,290)
				(500	)(2)	(500)
Warrants			5,580,625			5,580,625
Additional paid in capital	3,572,301	(500)	15,384,807	11,867,884	(2)	30,824,492
				(5,700	)(2)	(5,700)
				1,290	(2)	1,290
				(3,039	)(2)	(3,039)
				500	(2)	500
Statutory reserve	2,674,537					2,674,537
Retained earnings	10,872,455	(1,950)	(140,487)	3,039	(2)	10,733,057
Accumulated other comprehensive income	822,313					822,313
Total Stockholders' Equity	17,942,896	(1,950)	20,830,265			50,639,095

Total Liabilities and Stockholders' Equity	$29,920,392	$903	$34,121,197			$64,042,492

(a)	As of August 31, 2009
(b)	As of June 30, 2009

(1)	To convert cash held in Trust Account into unrestricted cash.
(2)	To record stock issued and recapitalization of company per share purchase agreement.

Unaudited Pro Forma Combined Statements of Operations
For the Year Ended August 31, 2009
Assuming No Redemption of Shares

	Authentic Genius Limited	Giant Nova Holding Company	China Fundamental Acquisition Corporation	Pro Forma Adjustments		Adjusted Pro Forma Amounts
	(a)	(a)	(b)
Net revenue
Machinery sales	$42,049,311	$—	$—			$42,049,311
Technical service	2,572,848	—	—			2,572,848

Total net revenue	44,622,159	—	—			44,622,159

Cost of revenue	31,299,414	—	—			31,299,414

Gross profit	13,322,745	—	—			13,322,745

Operating expenses
Selling expenses	258,554		—			258,554
General and administrative expenses	2,167,525	1,950	583,693			2,753,168
Total operating expenses	2,426,079	1,950	583,693			3,011,722

Income (loss) from operations	10,896,666	(1,950)	(583,693)			10,311,023

Other income
Interest income (expenses)	(21,574)	—	426,818			405,244
Other income (expenses)	(252,145)	—	19,427			(232,718)
Total other income (expenses)	(273,719)	—	446,245			172,526

Income (loss) before income taxes	10,622,947	(1,950)	(137,448)			10,483,549

Provision for income taxes	839,158	—	—			839,158

Net income (loss)	$9,783,789	$(1,950)	$(137,448)			$9,644,391

Other comprehensive income:
Foreign currency translation gain	11,793	—	—			11,793

Net Comprehensive income (loss)	$9,795,582	$(1,950)	$(137,448)			$9,656,184

Pro forma weighted average number of ordinary shares outstanding- basis and diluted			5,320,312	5,700,000	(3)	11,020,312

Pro forma net income (loss) per share- basic and diluted			$(0.03)			$0.88

(a)	For the year ended August 31, 2009
(b)	For the twelve months ended June 30, 2009

(3)	To issue ordinary shares to acquire Authentic Genius Limited per share purchase agreement

Unaudited Pro Forma Combined Balance Sheets
August 31, 2009
Assuming Redemption of 34.99% of shares

	Authentic Genius Limited	Giant Nova Holding Company	China Fundamental Acquisition Corporation	Pro Forma Adjustments		Adjusted Pro Forma Amounts
	(a)	(a)	(b)
ASSETS
Current Assets
Cash and cash equivalents	$1,895,224	$903	$27,078	22,029,853	(1)	$23,953,058
Cash held in trust	—		34,066,563	(34,066,563	)(1)	—
Accounts receivable, net	14,447,402					14,447,402
Other receivable, net	234,482		27,556			262,038
Advance to suppliers	1,831,154					1,831,154
Inventories	2,866,164					2,866,164
Due from related parties	31,104					31,104
Costs and estimated earnings in excess of billings	5,649,470					5,649,470
Total Current Assets	26,955,000	903	34,121,197	(12,036,710)		49,040,390

Plant, Property & Equipment, net	1,677,484		—			1,677,484
Intangible Assets, net	1,046,740		—			1,046,740
Restricted cash	237,531					237,531
Long term prepaid expenses	3,637		—			3,637

Total Assets	$29,920,392	$903	$34,121,197	(12,036,710)		$52,005,782

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Short-term loan	$730,866					$730,866
Deferred revenue	452,821					452,821
Accounts payable and accrued expenses	4,099,650					4,099,650
Taxes payable	5,144,881					5,144,881
Other payable	1,008,152	2,853	231,299			1,242,304
Deferred underwriting fee	—		1,191,749			1,191,749
Billings in excess of cost and estimated earnings	541,126					541,126
Total Current Liabilities	11,977,496	2,853	1,423,048			13,403,397

Ordinary shares subject to possible redemption (1,489,687 shares at redemption value)			11,867,884	(11,867,884	)(2)	—

Commitments

Stockholders' Equity
Preferred stock	—	—	—	—		—
Common Stock	1,290	500	5,320	(1,490	)(2)	5,620
				5,700	(2)	5,700
				(1,290	)(2)	(1,290)
				(500	)(2)	(500)
Warrants			5,580,625			5,580,625
Additional paid in capital	3,572,301	(500)	15,384,807	1,490	(2)	18,958,098
				(5,700	)(2)	(5,700)
				1,290	(2)	1,290
				(22,479	)(2)	(22,479)
				500	(2)	500
Statutory reserve	2,674,537					2,674,537
Retained earnings	10,872,455	(1,950)	(140,487)	(168,826	)(2)	10,561,192
				22,479	(2)	22,479
Accumulated other comprehensive income	822,313					822,313
Total Stockholders' Equity	17,942,896	(1,950)	20,830,265	(168,826)		38,602,385

Total Liabilities and Stockholders' Equity	$29,920,392	$903	$34,121,197	(12,036,710)		$52,005,782

(a)	As of August 31, 2009
(b)	As of June 30, 2009

(1)	To convert cash held in Trust Account into unrestricted cash.
(2)	To record ordinary shares issued and recapitalization of company per share purchase agreement and redemption of 34.99% of shares.

Unaudited Pro Forma Combined Statements of Operations
For the Year Ended August 31, 2009
Assuming Redemption of 34.99% of shares

	Authentic Genius Limited	Giant Nova Holding Company	China Fundamental Acquisition Corporation	Pro Forma Adjustments		Adjusted Pro Forma Amounts
	(a)	(a)	(b)
Net revenue
Machinery sales	$42,049,311	$—	$—			$42,049,311
Technical service	2,572,848	—	—			2,572,848

Total net revenue	44,622,159	—	—			44,622,159

Cost of revenue	31,299,414	—	—			31,299,414

Gross profit	13,322,745	—	—			13,322,745

Operating expenses
Selling expenses	258,554		—			258,554
General and administrative expenses	2,167,525	1,950	583,693			2,753,168
Total operating expenses	2,426,079	1,950	583,693			3,011,722

Income (loss) from operations	10,896,666	(1,950)	(583,693)			10,311,023

Other income
Interest income (expenses)	(21,574)	—	426,818	(149,386	)(4)	255,858
Other income (expenses)	(252,145)	—	19,427			(232,718)
Total other income (expenses)	(273,719)	—	446,245			23,140

Income before income taxes	10,622,947	(1,950)	(137,448)			10,334,163

Provision for income taxes	839,158	—	—			839,158

Net income (loss)	$9,783,789	$(1,950)	$(137,448)			$9,495,005

Other comprehensive income:
Foreign currency translation gain	11,793	—	—			11,793

Net Comprehensive income (loss)	$9,795,582	$(1,950)	$(137,448)			$9,506,798

Pro forma weighted average number of ordinary shares outstanding- basis and diluted			5,320,312	4,210,313	(3)	9,530,625

Pro forma net income (loss) per share- basic and diluted			$(0.03)			$1.00
(a)	For the year ended August 31, 2009
(b)	For the twelve months ended June 30, 2009

(3)	To issue ordinary shares to acquire Authentic Genius Limited per share purchase agreement and to redeem 34.99% of shares.
(4)	To book the payment for interest income earned on trust account for 34.99% of shares.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. Basis for Pro Forma Presentation

The unaudited pro forma combined financial statements of China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, and Authentic Genius Limited and its subsidiaries have been prepared on the basis of assumptions relating to share purchase agreement among China Fundamental Acquisition Corporation, Giant Nova Holdings Limited and AGL and its subsidiaries and management's best estimates.

On November 30, 2009, CFAC, Giant Nova Holdings Limited and AGL and its subsidiaries entered into a Share Purchase Agreement (the “Agreement”) pursuant to which CFAC will acquire 100% of the company in a share purchase transaction valued at approximately $45,409,620. Under the terms of the Agreement, CFAC will deliver 5,700,000 shares of CFAC ordinary share valued at $7.9666 per share.

The unaudited pro forma combined financial information presents two possible scenarios for the approval of the acquisition by CFAC’s shareholders, as follows:

	Assuming No Redemption of Shares: This presentation assumes that no shareholders exercised their redemption rights; and

	Assuming Maximum Redemption of Shares: This presentation assumes that holders of 1,489,687 shares of CFAC outstanding ordinary shares (one share less than 35%) exercise their redemption rights.

2. Pro Forma Adjustments

Certain adjustments have been made to the historical financial statements in order to prepare the pro forma financial information as if the transaction had occurred at the beginning of the fiscal period presented.

The adjustments are as follows:

Assuming no redemption of shares

(1)	To convert cash held in Trust Account into unrestricted cash.

(2)	To record ordinary shares issued and recapitalization of company per share purchase agreement.

(3)	To issue ordinary shares to acquire AGL per share purchase agreement.

Assuming redemption of 34.99% of shares (Assuming Maximum Redemption of Shares)

(1)	To convert cash held in Trust Account into unrestricted cash.
(2)	To record ordinary shares issued and recapitalization of company per share purchase agreement, and redemption of 34.99% of shares.
(3)	To issue ordinary shares to acquire AGL per share purchase agreement and to redeem 34.99% of shares.
(4)	To book the payment for interest income earned on trust fund for 34.99% of shares.

DIRECTORS, MANAGEMENT, CORPORATE GOVERNANCE AND COMPENSATION

Current Directors and Executive Officers

CFAC’s current directors and executive officers are as follows:

Name	Age	Position
Chun Yi Hao*(a)	49	Chief Executive Officer and Director
Hope Ni*	37	Chairman of the Board of Directors
Q.Y. Ma*	53	Director
Tan Xiao Wei	64	Special Advisor
Amy Kong	54	Special Advisor

*	These individuals will resign as board director of CFAC upon the consummation of the business combination.

(a)	Mr. Chun Yi Hao will resign as chief executive officer of CFAC. He will remain as a director of Wowjoint Holdings Limited.

Chun Yi Hao has served as CFAC’s chief executive officer and director since its inception in December 2007. Since April 2008, Mr. Hao has served as an advisor to Tongxin International Ltd (Nasdaq: TXIC), a successor to SPAC Asia Automotive Acquisition Corp (AAAC.OB), where he served as the president of China operations. In January 2004, Mr. Hao co-founded Asia Development Capital LLC, a private equity and consulting company targeting Asia automotive market. Mr. Hao was a founding member and director of Pentad, Ltd, a Hong Kong electronics outsourcing firm, established in 2003. From 1999 to 2002, he served as director of Coastal Power, a power generating and investment facility firm where he was responsible for management of its investment portfolio in China. From1994 through 1998, at Delphi Asia, a US-based company, he served as country divisional financial manager and controller, responsible for overseeing various financial aspects of its China investment strategy. Mr. Hao received his Bachelors of Arts from the Beijing Languages Institute, a Master of Arts Degree from the University of Notre Dame and an M.B.A. from Pace University.

Hope Ni has served as a member of CFAC’s board of directors since its inception in December 2007 and has served as chairman of its board of directors since March 2008. From 2005 to December 2008, Ms. Ni served as a director and from January 2008 to December 2008 as vice chairman of the board of COGO (Nasdaq: COGO). From 2004 to 2008, Ms. Ni served as chief financial officer and secretary for COGO (Nasdaq: COGO), where she led COGO to be one of successful performers on the capital market. From 1998 to 2004, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, including involvement in the several largest initial public offerings and NYSE/Nasdaq listings of major China-based companies. Prior to that, Ms. Ni worked at Merrill Lynch, investment banking division in New York. Ms. Ni currently serves on the boards of JA Solar (Nasdaq: JASO), KongZhong Corporation (Nasdaq: KONG) and ATA Inc. (Nasdaq: ATAI). Ms. Ni received her J.D. from University of Pennsylvania Law School and her B.S. in Applied Economics and Business Management from Cornell University.

Dr. Q. Y. Ma has served as a director to CFAC since its inception in December 2007. Dr. Ma served as board director of COGO (Nasdaq: COGO) since 2006. From 2000 to 2006, he has served as managing director of Time Innovation Ventures and chairman and chief executive officer of Time Medical Inc. since 2006. He was a professor at the University of Hong Kong from 1998 to 2000, and associate professor at Columbia University from 1994 to 2000 and associate professor at Harvard Medical School from 2000 to 2003. He has also served as a technology consultant to IBM, General Electric, TRW and DuPont. Dr. Ma is a co-founder and advisor of Semiconductor Manufacturing International Corp., and has served as an advisor to the Ministry of Information Industry of China, Beijing and Guangzhou Municipal Governments, and a senior advisor to Zhangjiang Hi-Tech Park in Shanghai. Dr. Ma received his Ph.D. from Columbia University, and attended the Executive Program of Stanford University’s School of Business.

Special Advisors

CFAC’s special advisors will not participate in managing CFAC’s operations. CFAC has no arrangements or agreements with Mr. Tan and Ms. Kong to provide services to us. CFAC expects that its special advisors will simply provide advice, introductions to potential targets, and assistance to us, at its request, only if they are able to do so. Nevertheless, CFAC believes with their business background and extensive contacts, CFAC’s special advisors will be helpful to its search for a target business and its consummation of a business combination.

Tan Xiao Wei has served as CFAC’s special advisor since its inception in December 2007. From August 2005 to the present, Mr. Tan has served as Chairman of the China Express Services Ltd. (HK), a Hong Kong based express delivery serving Hong Kong, mainland China and the rest of the world. From September 1999 to August 2005, Mr. Tan served as Vice Minister of China General Post Office, responsible for the regulation of China’s domestic express services industry and open sky negotiation with global express corporations for the access to China market. He was also involved in the formation of the China Postal Savings and China Express Mail Services Ltd.  From 1994 to August 1999, Mr. Tan served as Vice Governor of Jiangsu Province in China, along the east coast of China and a fast growing economic belt. Mr. Tan was responsible for economic policy in the province. Mr. Tan received his Bachelors degree from the Beijing University of Posts & Telecommunications.

Amy Kong is a newly appointed special advisor to CFAC since October 2009. Ms. Kong comes on board with 29 years of experience in both public equity and private equity investments in companies both in the U.S. and outside of the U.S.  Since 2000, Ms. Kong has been actively involved in advising private companies for fund raising and public listing. Among her successful cases, there are Comtech Group (Nasdaq: COGO) and Omina Luo Group (OLOU.OB). In 1999, she also successfully reverse listed Cyber City in Hong Kong exchange raising $250 million where she served as an Interim CEO from 1999 to 2000. Prior to that, she founded and managed GTF Asset Management with $800 million under management. From 1993 to 1996, she was appointed head of Asia equity fund, a $5 billion portfolio management with College Retirement Equities Fund. Ms. Kong received her Bachelor’s degree from Princeton and M.B.A. from New York University.

Directors and Executive Officers after the Acquisition

Upon consummation of the acquisition, Wowjoint’s management team will remain in place to continue to run the day to day operations of the combined company. CFAC and Wowjoint intend the board of directors and executive officers of CFAC after the acquisition to be as follows:

Name	Age	Position
Yabin Liu	51	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	53	Chief Technical Officer and Director
Yasheng Liu	48	Senior Vice President of Logistics and Administration
Liguo Liu	38	Senior Vice President of Marketing and Sales
Chun Yi Hao	49	Director
Jibing Li	55	Director
Chun Liu	68	Director

Yabin Liu will become CFAC’s chief executive officer and chairman of the board of directors upon consummation of the acquisition. Mr. Liu has extensive experience in the railway and railway related construction equipment industry in China. He has served as chief executive officer of Beijing Wowjoint since its inception in 2004. Since 1996, Mr. Liu has been serving as general manager of Beijing Wan Qiao Mechanical and Electrical Equipment Co., Ltd., a consulting company and a minority shareholder of Beijing Wowjoint. Since May 2009, Mr. Liu has been serving as president and sole director of Bright Bridge Construction, Inc., a dormant Nevada company, expected to engage in marketing of Wowjoint’s equipment to the North American market. From 1994 to 1996, Mr. Liu served as chief coordinator with China Academy of Railway Sciences to promote international academic exchange in the railway construction technologies. From 1982 to 1994, he served with China Academy of Railway Sciences in various academic research positions as engineer, associate professor and director in charge of academic research.

Mr. Liu’s introduction of the first 900T special carrier and the first 900T launching gantry for going through tunnel were named by BRIDGE DESIGN & CONSTRUCTION of England as the newest innovative technology introduced to the construction of erected paved roads. Mr. Liu was named honor professor by his school Beijing Jiaotong University on September 2008. He has published numerous researches in both English and Chinese. Mr. Liu received his Bachelors degree in mechanics from Beijing Jiaotong University

Fude Zhang will become CFAC’s chief technical officer and a director upon consummation of the acquisition. Mr. Zhang has served as deputy general manager with Beijing Wowjoint since its inception in 2004. Prior to that, Mr. Zhang served as deputy general Manager of Beijing Wan Qiao Mechanical and Electrical Equipment Co., Ltd. From 1989 to 1996, he worked in various engineering positions as engineer and chief engineer at Beijing Internal Combustion Engine of Beijing Railway Bureau. From 1982 to 1989, he worked as engineer and chief engineer at Huairou North Locomotive Depot of Beijing Railway Bureau. Mr. Zhang received his Bachelors degree in mechanics from Beijing Jiaotong University.

Liguo Liu will become CFAC’s senior vice president of marketing and sales upon consummation of the acquisition. Mr. Liu has served as vice general manager of sales with Beijing Wowjoint since its inception in 2004. In 1998, Mr. Liu joined Beijing Wan Qiao Mechanical and Electrical Equipment Co., Ltd. as an engineer. From 1994 to 1997, he worked at Hebei Qinhuangdao Municipal Engineering Corp Second Corp, where he performed mainly as an engineer responsible for the quality of engineering and construction of the local municipal construction. Mr. Liu received his Bachelors degree in construction machinery from Hebei Zhangjiakou Constructional Engineering University.

Yasheng Liu will become CFAC’s senior vice president of logistics and administration upon consummation of the acquisition. Mr. Liu has served as manager of business development with Beijing Wowjoint since its inception in 2004. Prior to that, Mr. Liu was a general manager with Hua Jin Industrial Development Co., responsible for the company daily operation. Hua Jin was then involved in the manufacture of light industrial good, vehicle leasing, restaurant operation, and import/export. Mr. Liu has a Bachelors degree in business from Central Party School. Mr. Yasheng Liu is the younger brother of Mr. Yabin Liu.

Chun Yi Hao has served as CFAC’s chief executive officer and director since its inception in December 2007. Since April 2008, Mr. Hao has served as an advisor to Tongxin International Ltd. (Nasdaq: TXIC), a successor to SPAC Asia’s Automotive Acquisition Corp (AAAC.OB), where he served as the president of China operations. In January 2004, Mr. Hao co-founded Asia Development Capital LLC, a private equity and a consulting company targeting Asia automotive market. Mr. Hao was a founding member and director of Pentad, Ltd., a Hong Kong electronics outsourcing firm, established in 2003. From 1999 to 2002, he served as director of Coastal Power, a power generating and investment facility firm where he was responsible for management of its investment portfolio in China. From 1994 through 1998, at Delphi Asia, a US-based company, he served as country divisional financial manager and controller, responsible for overseeing various financial aspects of its China investment strategy. Mr. Hao received his Bachelors of Arts from the Beijing Languages Institute, a Master of Arts Degree from the University of Notre Dame and an M.B.A. from Pace University.

Jibing Li will be serving as director to Wowjoint upon the consummation of the acquisition. Mr. Li has been involved widely in the financial and strategic planning with both private and public listed companies both in the US and China. From 2004 to 2009, Mr. Li has been a chief economist with UTStarcom, Inc. (Nasdaq: UTSI). From 2001 to 2004, he served as chief economist and general manager of strategic planning with China Unicom (NYSE: CHU; Hong Kong Exchange: 0762). From 1998 to 2001, he also served as head of research with China Telecom. Prior to Mr. Li’s return to work in China, he held various positions as economist with Virginia State Corporation Commission and Montana Public Service Commission. Mr. Li is a Ph.D. candidate of Beijing University and the School of Business of the University of Wyoming (pending dissertation). He received his Master’s degree in economics from the School of Business of the University of Wyoming and a Bachelor’s degree in mechanical and electrical engineering from Beijing Jiaotong University.

Chun Liu will be serving as director to Wowjoint upon the consummation of the acquisition. Mr. Liu has been providing free lance consulting to the industry of railway engineering since 2001. From 1999 to 2001, Mr. Liu was appointed deputy chief commander in charge of engineering of the construction of express railway from Qinghuandao to Shenyang, an express railway with designed speed up to 250 kilometer/hour and a total length of 401 kilometers. He was responsible for the overall supervision of the engineering and construction of this first express railway built in China. After college and from 1965 to 1999, Mr. Liu started his career with China Railway Engineering Group in various positions as technician, engineer, senior engineer, chief engineer, commander in engineering and duty chief commander in engineering, all involved in the construction of conventional or high speed railways. He has been involved greatly in the development of the China railway system from its infancy to where China railway system stays. He has published various research papers in the field of railway engineering. He is a China Honor Scientist. Mr. Liu received his Bachelor’s degree in engineering from Tang Shan Railway Institute.

Corporate Governance

Board Committees

CFAC does not have an audit committee, nominating committee or compensation committee and therefore the entire board of directors performs those functions for CFAC. The board of directors has not determined whether anyone on the board of directors is an audit committee financial expert, as such term is defined by SEC rules. Since the board of directors does not have a separately designated Audit Committee and CFAC will not have any operating activities until such time as CFAC enters into a business combination, CFAC has not made the determination of whether anyone is an audit committee financial expert.

Director Independence

CFAC’s board of directors has not determined if any of its directors qualifies as independent, although CFAC’s management believes that Jibing Li and Chun Liu would qualify as independent directors under the rules of the NASDAQ Stock Market following the acquisition because they do not currently own a large percentage of Wowjoint’s capital stock, are not currently employed by Wowjoint, have not been actively involved in the management of Wowjoint and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Share Market Rules. CFAC’s board of directors will make a determination about independence after the acquisition is consummated. CFAC does not have an audit committee, nominating committee or compensation committee and therefore the entire board of directors performs those functions for CFAC.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of CFAC, and no former officer of CFAC, during the last completed fiscal year, participated in deliberations of CFAC’s board of directors concerning executive officer compensation.

Independent Auditor

During the fiscal year ended December 31, 2008, and the period from December 12, 2007 (Inception) to December 31, 2007, CFAC’s principal independent registered public accounting firm was UHY Vocation HK CPA Limited, located at 3/F, 50 Gloucester Road, Wanchai, Hong Kong. BDO Seidman, LLP has completed engagement of the initial public offering on May 27, 2008 and interim review for the period from December 12 (Inception) to June 30, 2008. On June 15, 2009, CFAC appointed UHY Vocation HK CPA Limited as its principal independent registered public accounting firm to perform the audits for the period from December 12, 2007, its inception, through December 31, 2008.

The following table represents the approximate aggregate fees for service rendered by UHY Vocation HK CPA Limited and BDO Seidman, LLP for the fiscal year ended December 31, 2008, and the period from December 12, 2007 (Inception) to December 31, 2007 and 2008.

	December 31, 2008	December 31, 2007
Audit Fees – UHY Vocation HK CPA Limited	$20,000	$—
Audit Fees – BDO Seidman	70,000	—
Audit-Related Fees	15,850	—
Tax Fees		—
All Other Fees	—	—
Total fees	$105,850	$—

CFAC does not have an Audit Committee. The board of directors does not have any pre-approval policies in place.

Code of Ethics

CFAC does not have a formal code of ethics. Upon consummation of a business combination, CFAC intends to adopt a code of ethics that applies to CFAC’s principal executive officers, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Family Relationships

Apart from the relationship between Yabin Liu and Yasheng Liu described above, there are no family relationships among any of the CFAC directors and executive officers.

Conflicts of Interest

In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, CFAC's existing chief executive officer and each of its existing directors has agreed, until the earliest of the initial business combination, the liquidation of CFAC or such time as he or she ceases to be an officer or director, to present to CFAC for its consideration, prior to presentation to any other entity, any business opportunity with a fair market value of $26 million, subject to any pre-existing fiduciary or contractual obligations the individual might have. CFAC has also agreed not to consummate a business combination with an entity with which its officers and directors are affiliated. Furthermore, none of CFAC's directors, nor any entity with which they are affiliated, will be paid any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate the consummation of an initial business combination. CFAC will not enter into a business combination with any of its officers, directors, any of their affiliates or any portfolio company of any of their affiliates.

CFAC officers and directors may have the following conflicts of interest:

•
In the course of their other business activities, including Ms. Ni’s role as a member of the board of directors of JA Solar Holdings Co., Ltd., KongZhong Corporation and ATA Inc., CFAC’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to CFAC as well as the other entities with which they are affiliated. They may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of CFAC management’s other affiliations, see "Current Directors and Executive Officers."

•
Although Mr. Hao and Ms. Ni have expressed their commitment to CFAC's success, they are not required to devote any specific number of hours to CFAC's affairs and accordingly, may have conflicts of interest in allocating their time among various business activities.

•
In the event CFAC dissolves and liquidates because it fails to complete a business combination, the shares and warrants owned by the CFAC founders will be worthless, resulting in potentially significant losses to them. The desire by the CFAC founders to avoid rendering their securities worthless may result in a conflict of interest when they determine whether the terms, conditions and timing of a particular business combination are appropriate and in the best interests of the CFAC shareholders, and the conflict of interest will increase as the deadline for a business combination approaches and CFAC has not consummated a business combination.

•
Certain of the CFAC directors may enter into consulting or employment agreements with CFAC as part of a business combination, pursuant to which they may be entitled to compensation for their services which may influence their motivation in identifying and selecting a target acquisition, and timely completing a business combination.

•	Certain of CFAC's directors may purchase ordinary shares of CFAC in the open market, and they are entitled to vote these shares as they choose on a proposal to approve a business combination.

In general, officers and directors of a corporation incorporated under the laws of the Cayman Islands are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation's line of business; and

•	it would not be fair to the corporation and its shareholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of their multiple business affiliations, CFAC's directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. The following table lists CFAC's current directors, their affiliated entities with which a conflict of interest is reasonably likely and the priority for or against CFAC reflected in the agreements.

Name	Name of Affiliated Entity	Affiliation
Chun Yi Hao	Tongxin International Ltd	Advisor
Hope Ni	KongZhong Corporation	Member of the Board of Directors
	ATA Inc.	Member of the Board of Directors
	JA Solar Holdings Co., Ltd	Member of the Board of Directors

Mr. Hao and Ms. Ni may be required to present business opportunities to their affiliated entities if the business opportunity is within the line of business of their affiliated entities. For a description of the lines of business of Messrs. Hao and Ma's affiliated entities and those of Ms. Ni, see "Current Directors and Executive Officers."

In connection with the vote required for CFAC's initial business combination, all of CFAC's founders have agreed to vote their respective ordinary shares in the same manner as a majority of the outstanding shares held by the CFAC public shareholders. In addition, they have agreed to waive their respective rights to participate in any liquidation distribution with respect to their founders' shares. Any ordinary shares acquired by the founders after CFAC's initial public offering will be considered part of the holdings of the CFAC public shareholders. These founders will have the same rights as other public shareholders with respect to such shares, including voting rights in connection with a potential business combination. Accordingly, they may vote such shares on a proposed business combination any way they choose.

In order to reduce the potential for actual or apparent conflicts, CFAC will not acquire or invest in any company that is an affiliate of an entity with which a member of its board of directors or management is affiliated.

Certain Other Interests in the Acquisition

In addition to the interests of CFAC’s directors and officers in the acquisition of Wowjoint, certain entities promoting the acquisition and/or soliciting proxies on behalf of CFAC have interests in the acquisition that are different from, or in addition to, the interests of CFAC’s shareholders and CFAC’s public warrantholders.

CCM, the lead underwriter in CFAC’s IPO, is assisting CFAC’s directors and officers in connection with these efforts by providing various support and advisory services in connection with the acquisition of Wowjoint. The services to be provided by CCM include identifying potential investors, assisting management in preparing presentations to potential investors, general advice on strategy and tactics in respect of consummation of the acquisition and leveraging CCM’s relationships with other financial institutions to provide other assistance in relation to the acquisition. Such other firms may also be paid fees for their services.

Compensation of CCM is contingent upon consummation of the acquisition and is equal to a cash fee of 5% of any amount raised from any U.S. institutional or accredited individual investors, which includes the amount by which an investor increased such investor’s shareholdings since October 15, 2009.  CCM is also entitled to a 6% cash fee of any such amount raised from investors domiciled in China.

Pursuant to an Agreement between CCM and EuroPacific Capital, Inc., CCM will pass along a fee equal to 5% of the market value of any shares an investor acquired due to the efforts of Euro Pacific, to the extent that such shares are voted in favor of CFAC's initial business combination.  CFAC shareholders and warrantholders are advised that the foregoing broker-dealers may therefore be considered to have a financial interest in the successful outcome in the proxy solicitation.

In connection with the IPO, the underwriters agreed to defer underwriting discounts and commissions $1,197,749 from the sale of CFAC units, until the consummation of CFAC’s initial business combination. Pursuant to its Agreement with CFAC, the deferred fee will be paid in cash if CFAC retains $8,000,000 from the funds held in its trust account.  If no funds are retained from the amount in trust, the deferred fee will paid in the form of ordinary share.  If CFAC retains between $0 and $8,000,000, the deferred fee will be paid in a combination of cash and shares, with the cash portion equal to the total amount payable multiplied by the retained proceeds divided by $8,000,000.  The balance of the payment amount due will be paid in the form of ordinary shares. CFAC shareholders and warrantholders are advised that CCM therefore has a financial interest in the successful outcome of the proxy solicitation.

Director Compensation

CFAC’s directors do not currently receive any cash compensation for their service as members of the board of directors.

Upon consummation of the acquisition, the current and newly elected non-employee directors will receive varying levels of compensation for their services as directors based on their eligibility to be members of various committees of the surviving company post acquisition. CFAC anticipates that directors’ compensation will be determined in accordance with industry practices and standards.

Executive Compensation

CFAC

Prior to the acquisition, no executive officer of CFAC had received any cash compensation for services rendered to CFAC. CFAC is paying Olympic Spring Limited, an entity jointly owned and controlled by Mr. Hao and Ms. Ni, a fee of $7,500 per month for providing administrative services, but only until the consummation of the proposed acquisition. Other than the fee payable to Olympic Spring Limited, no compensation of any kind, including finder’s and consulting fees, or similar compensation, will be paid to any of CFAC’s officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CFAC's behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses, and there will be no review of the reasonableness of the expenses by anyone other than CFAC’s audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Because of the foregoing, CFAC will generally not have the benefit of independent directors examining the propriety of expenses incurred on CFAC’s behalf and subject to reimbursement.

Wowjoint

The following table shows information concerning the annual compensation for services provided by Wowjoint to its executives:

Name	Year		Salary		Bonus	All other compensation	Total compensation

Yanbin Liu	2008	RMB	221,760	RMB	240,240	—	462,000
	2007	RMB	188,496	RMB	204,549	—	393,045
Fude Zhang	2008	RMB	205,920	RMB	209,080	—	415,000
	2007	RMB	175,032	RMB	174,510	—	349,542
Liguo Liu	2008	RMB	150,480	RMB	236,520	—	387,000
	2007	RMB	127,908	RMB	199,372	—	327,280
Yasheng Liu	2008	RMB	108,000	RMB	101,400	—	209,400
	2007	RMB	91,800	RMB	84,540	—	176,340

Wowjoint has no options or long-term compensation plans.

Upon consummation of the acquisition, the employment agreements with Messrs. Yanbin Liu, Fude Zhang, Liguo Liu and Yasheng Liu will become effective. A summary of the employment agreements can be found under “Employment Agreements” below.

EMPLOYMENT AGREEMENTS

Each of Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu will enter into an employment agreement, to be effective at the time of the closing of the acquisition with CFAC. The following description of the employment agreements describes the material terms of the employment agreements but does not purport to describe all of the terms of the employment agreements. CFAC encourages all shareholders to read the form of employment agreement in its entirety.

Scope of Employment

The employment agreements provide that, after the acquisition, Mr. Yabin Liu will be employed as the chief executive officer, Mr. Fude Zhang as the chief technical officer, Mr. Liguo Liu as the senior vice president of marketing and sales and Mr. Yasheng Liu as the senior vice president of logistics and administration of CFAC. Messrs. Yabin Liu, Fude Zhang, Liguo Liu, Yasheng Liu are collectively sometimes referred to as the “executive employees”. Other than these differences in offices, the employment agreements are substantially identical.

Compensation

Each employee:

•	is entitled to a base salary; and

•	is eligible for performance bonus. Any such bonus will be calculated based on criteria to be established and determined by the board of directors from time to time.

Restrictive Covenants

•
employee shall not (1) use for his own purposes or for those of any other person, company, business entity or other organization whatsoever; or (2) disclose to any person, company, business entity or other organization whatsoever any confidential information;

•
for two years following the last date of employment, employee shall not solicit any employee of the company, any business or relationship in competition with the company or any other member of Wowjoint, assist in such solicitation or encourage customer, supplier or partner to terminate its relationship with the company or any other member of Wowjoint; and

•	employee shall assume non-compete obligations 24 months after the termination of the agreement.

Termination Benefits

If the agreement is terminated by the employee voluntarily, the company shall not be obligated to pay any severance benefits.

If the agreement is terminated by the company in a situation other than for cause, upon the employee’s death or disability, the company shall pay to employee an amount equal to 90 days of the employee’s then-current base salary payable in the form of salary continuation.

If the agreement is terminated by the company for cause, the company shall pay to the employee all compensation to which the employee is entitled up through the date of termination, and thereafter, all of the company’s obligations under the agreement shall cease.

Cause means:

•	employee commits a crime involving dishonesty, breach of trust, or physical harm to any person;

•	employee willfully engages in conduct that is in bad faith and materially injurious to the company, including, but not limited to, misappropriation of trade secrets, fraud or embezzlement;

•	employee commits a material breach of any restrictive covenants under the employment agreement, which breach is not cured within 20 days after written notice to employee from the company; and

•
employee willfully refuses to implement or follow a reasonable and lawful policy or directive of the company, which breach is not cured within 20 days after written notice to employee from the company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CFAC

On December 12, 2007, Ralco Capital Limited, 100% owned by CFAC’s current chief executive officer, Mr. Hao and Rising Year Group Limited, 100% owned by the current chairman of its board of directors, Ms. Ni, its director, Dr. Ma, and special adviser, Mr. Tan, purchased 1,257,813 ordinary shares and warrants of the CFAC for an aggregate purchase price of $25,000. Ralco Capital Limited and Rising Year Group Limited transferred 45,000 of their ordinary shares and warrants to Oliveira and Globis, respectively, in February 2008. On April 14, 2008, CFAC repurchased from Ralco Capital Limited and Rising Year Group Limited an aggregate of 179,688 ordinary shares and warrants at nominal cost, leaving 1,078,125 ordinary shares and warrants outstanding.

Pursuant to a registration rights agreement CFAC’s pre-IPO shareholders will be entitled to certain registration rights. Specifically, (a) the private placement warrants and the underlying ordinary shares will be entitled to certain registration rights commencing upon the consummation of a business combination; and (b) the existing shareholders’ ordinary shares will be entitled to certain registration rights six months after the consummation of a business combination. CFAC is only required to use its best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use its best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of CFAC’s ordinary shares or any voting rights until such holders exercise their respective warrants and receive ordinary shares. Permitted transferees that receive any of the above described securities from its existing shareholders will, under certain circumstances, be entitled to the registration rights described herein. CFAC will bear the expenses incurred in connection with the filing of any such registration statements.

CFAC agreed to pay Olympic Spring Limited, a company jointly and equally owned by Chun Yi Hao and Hope Ni, a total of $7,500 per month for office space, administrative services and secretarial support for a 24 month period commencing in May 2008. This arrangement was agreed to by Olympic Spring Limited for CFAC benefit and was not intended to provide Olympic Spring Limited compensation in lieu of a management fee. CFAC believes that such fees were at least as favorable as it could have obtained from an unaffiliated third party.

Chun Yi Hao and Hope Ni had provided CFAC with loans in the aggregate amount of $70,000. These loans were provided to pay the expenses of this offering referenced in the line items above for the SEC registration fee, FINRA registration fee, and certain accounting and legal fees and expenses. The loans were non-interest bearing and unsecured. The loans were repaid in June 2008 out of the proceeds of the initial public offering not placed in the trust account.

CFAC will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on its behalf such as identifying and investigating possible target businesses and business combinations. Subject to availability of proceeds not placed in the trust account and up to an aggregate of $0.85 million of the interest income, net of taxes, on the balance in the trust account to be released to it, there is no limit on the amount of out-of-pocket expenses that could be incurred. This formula was a result of a negotiation between CFAC and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if it does not consummate a business combination within the permitted time.

Other than the $7,500 per month administrative fees and reimbursable out-of-pocket expenses payable to Olympic Spring Limited, no compensation or fees of any kind, including finders and consulting fees, will be paid to any of CFAC’s directors, or to any of their respective affiliates for services rendered to CFAC prior to or with respect to the business combination.

After a business combination, any of CFAC’s directors who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to its shareholders. It is unlikely that the amount of such compensation will be known at the time of a shareholder meeting held to consider a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation.

CFAC’s board of directors has approved the procedure whereby all ongoing and future transactions between CFAC and any of its directors or their respective affiliates, including loans by CFAC’s directors, will be on terms believed by it at that time, based upon other similar arrangements known to it, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of CFAC’s uninterested “independent” directors, to the extent it has independent directors, or the members of CFAC’s board who do not have an interest in the transaction, in either case who had access, at its expense, to its attorneys or independent legal counsel. It is CFAC’s intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to it than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to CFAC than with an unaffiliated third party, it would not engage in such transaction.

Anti-Dilution Protection

CFAC’s pre-IPO shareholders hold 1,064,062 ordinary shares and 1,064,062 warrants as of the date of this proxy statement, an amount that is 20% of the total number of ordinary shares and warrants that are outstanding. As the underwriters exercised the over-allotment option to the extent of 90%, 126,563 ordinary shares and warrants purchased by CFAC’s pre-IPO shareholders were forfeited so that the number of ordinary shares and warrants owned by its pre-IPO shareholders after the initial public offering was 20% of the total number of units outstanding after the initial public offering.

Advisors

CCM has provided financial advisory services to CFAC in connection with the proposed acquisition. Compensation of CCM is contingent on consummation of the acquisition and will vary depending on the amount of funds left in the trust fund following the closing of the acquisition.

Wowjoint’s Related Transactions

The “Amount due from related parties” and “Due to related parties” represented the advances to or from Wowjoint’s shareholders. The amounts were unsecured, non-interest bearing and due on demand. As of August 31, 2009 and 2008, amount due from related parties amounted to $31,104 and $420,267, respectively. As of August 31, 2009 and 2008, amount due to related parties amounted to $0 and $156,606, respectively.

BENEFICIAL OWNERSHIP OF SECURITIES

Share Ownership of CFAC Before the Proposed Acquisition

The following table sets forth information regarding the beneficial ownership of CFAC’s ordinary shares as of November 30, 2009 by:

•	each person known by CFAC to be the beneficial owner of more than 5% of its outstanding ordinary shares both before and after consummation of the acquisition;

•	each of CFAC’s directors, officers and its special advisor;

•	all CFAC’s current directors and officers as a group (three persons).

Each shareholder’s beneficial ownership is based on 5,320,312 ordinary shares of CFAC outstanding as of November 30, 2009, and assuming 5,700,000 shares of CFAC are issued in the proposed acquisition, and further assuming that none of CFAC’ s public shareholders owning shares issued by CFAC in its initial public offering vote against the acquisition and exercise their redemption rights.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of ordinary shares beneficially owned by them. The following table does not include the private warrants or the public warrants.

Name and Address of Beneficial Owner(1)(2)	Number of Shares of Ordinary Shares Beneficial Ownership	Percentage of Outstanding Ordinary Shares
Ralco Capital Limited	482,859	9.08%
Chun Yi Hao(3)	482,859	9.08%
Rising Year Group Limited	471,027	8.85%
Hope Ni(4)	471,027	8.85%
Q.Y. Ma	5,675	*
Tan Xiao Wei	5,675	*
Amy Kong	10,000	*
Paul Packer (5)	233,713	4.39%
Globis International Investments LLC(5)	22,206	*
Globis Capital Management, L.P. (5)	211,507	3.98%
Globis Capital, L.L.C. (5)	211,507	3.98%
Globis Capital Partners L.P. (5)	204,845	3.85%
Globis Capital Advisors, L.L.C. (5)	204,845	3.85%
Globis Overseas Fund Ltd. (5)	6,662	*
Oliveira Capital, LLC (6)	44,413	*
Stephen M. Oliveira(6)	44,413	*
Cognizant Holdings, Ltd. (7)	268,537	5.05%
Millennium International Management LP (7)	268,537	5.05%
Millennium International Management GP LLC(7)	268,537	5.05%
Millennium Management LLC(7)	268,537	5.05%
Israel A. Englander(7)	268,537	5.05%
HBK Investments L.P. (8)	425,600	8.00%
HBK Services LLC (8)	425,600	8.00%
HBK New York LLC(8)	425,600	8.00%
HBK Partners II L.P. (8)	425,600	8.00%
HBK Management LLC(8)	425,600	8.00%
HBK Master Fund L.P. (8)	59,000	1.10%
HBK Special Opportunity Fund I L.P.(8)	366,600	6.89%
Sonoma Capital, L.P. (9)	424,000	7.97%
Sonoma Capital Management, LLC (9)	424,000	7.97%
Sonoma Capital, LLC (9)	424,000	7.97%
Jeffrey Thorp (9)	424,000	7.97%
Genesis Capital Advisors LLC (10)	320,000	6.01%
Jaime Hartman (10)	320,000	6.01%
Ethan Benovitz (10)	320,000	6.01%
Daniel Saks (10)	320,000	6.01%
All directors and officers as a group (3 individuals)	959,561	18.04%

* Less than 1%

(1)	Reflects the 126,563 ordinary shares held by CFAC’s pre-IPO shareholders that were forfeited to the extent the underwriters’ over-allotment was not exercised in full.
(2)	Unless otherwise indicated, the business address of each of the individuals is Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.
(3)	Mr. Hao is the sole shareholder of Ralco Capital Limited, and he has sole voting power and dispositive power with respect to the ordinary shares owned by Ralco Capital Limited.
(4)	Ms. Ni is the sole shareholder of Rising Year Group Limited, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Rising Year Group Limited.
(5)
The principal office and business address is 60 Broad Street, 38th floor, New York, NY 10004. The Schedule 13G, as amended on February 13, 2009, was jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) Globis Capital Partners, L.P., a Delaware limited partnership (‘‘Globis Partners’’), with respect to shares of Common Stock directly held by it; (ii) Globis Capital Advisors, L.L.C., a Delaware limited liability company (‘‘Globis Advisors’’), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners; (iii) Globis Overseas Fund, Ltd., a Cayman Islands exempted company (‘‘Globis Overseas’’), with respect to shares of Common Stock directly held by it; (iv) Globis Capital Management, L.P., a Delaware limited partnership (the ‘‘Investment Manager’’), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; (v) Globis Capital, L.L.C., a Delaware limited liability company (‘‘GC’’), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; (vi) Globis International Investments LLC, a Delaware limited liability company (“Globis International”) with respect to shares of Common Stock directly held by it, and (vii) Mr. Paul Packer (‘‘Mr. Packer’’), who is the Managing Member of Globis Advisors, GC, and Globis International with respect to shares of Common Stock directly held by Globis Partners, Globis Overseas and Globis International. The information was derived from a Schedule 13G/A filed on February 13, 2009.

(6)
Mr. Stephen Oliveira has sole voting power and dispositive power with respect to the ordinary shares owned by Oliveira Capital, LLC. The business address of Mr. Stephen Oliveira and Oliveira Capital, LLC is 18 Fieldstone Court, New City, New York 10956.

(7)
The information relating to Cognizant Holdings, Ltd., Millennium Management LLC, Millennium International Management GP LLC, Millennium International Management LP and Israel A. Englander is derived from a Schedule 13G dated December 22, 2008, filed by such entities with the Securities and Exchange Commission. The address of the principal business office of Cognizant Holdings, Ltd., Millennium Management LLC, Millennium International Management GP LLC, Millennium International Management LP and Israel A. Englander is 666 Fifth Avenue, New York, New York 10103. Cognizant Holdings, Ltd. (“Cognizant Holdings”) is the beneficial owner of 268,537 Ordinary Shares, Millennium International Management LP (“Millennium International Management”) is the investment manager to Cognizant Holdings and has shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management GP LLC (“Millennium International Management GP”), is the general partner of Millennium International Management and has shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium Management LLC (“Millennium Management”) is the general partner of the 100% shareholder of Cognizant Holdings and has shared voting control and investment discretion over securities owned by Cognizant Holdings. Mr. Israel A. Englander is the managing member of Millennium Management and of Millennium International Management GP and is the beneficial owner of any securities owned by Cognizant Holdings.

(8)
The information relating to HBK Investments L.P., HBK Services LLC, HBK New York LLC, HBK Partners II L.P., HBK Management LLC, HBK Master Fund L.P. and HBK Special Opportunity Fund is derived from a Schedule 13G dated November 21, 2008 filed by such entities with the Securities and Exchange Commission. The address of the principal business office of HBK Investments L.P. is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK Services LLC is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK New York LLC is 350 Park Avenue, 20th Floor, New York, New York 10022, HBK Partners II L.P. is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK Management LLC is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK Master Fund L.P. is c/o HBK Services LLC, 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK Special Opportunity Fund I L.P. is c/o HBK Services LLC, 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201. HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC ("Services"). Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom, and/or HBK Hong Kong Ltd., a corporation organized under the laws of Hong Kong (collectively, the "Subadvisors"). Each of Services and the Subadvisors is under common control with HBK Investments L.P.

(9)
The information relating to Sonoma Capital, L.P., Sonoma Capital Management, LLC, Sonoma Capital, LLC, and Jeffrey Thorp is derived from a Schedule 13G dated August 4, 2008, filed by such entities with the Securities and Exchange Commission. The address of the principal business office of Sonoma Capital, L.P., Sonoma Capital Management, LLC, Sonoma Capital, LLC, and Jeffrey Thorp is 954 Third Avenue, No. 705 New York, NY 10022. Sonoma Capital LLC is the general partner of Sonoma Capital L.P. (“Sonoma L.P.”). Jeffrey Thorp is the sole member of Sonoma Capital, LLC. Sonoma Capital Management, LLC is the investment manager of Sonoma L.P. Jeffrey Thorp is the sole member and manager of Sonoma Capital Management. As a result, each of Sonoma Capital Management, Sonoma L.P., Sonoma Capital LLC and Jeffrey Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of the Ordinary Shares owned of record by Sonoma L.P.

(10)
The information relating to Genesis Capital Advisors LLC, Jaime Hartman, Ethan Benovitz and Daniel Saks is derived from a Schedule 13G/A dated February 17, 2009, filed by such entities and persons with the Securities and Exchange Commission. The address of the principal business office of Genesis Capital Advisors LLC, Jaime Hartman, Ethan Benovitz and Daniel Saks is 255 Huguenot Street, Suite 1103, New Rochelle, NY 10801. Jaime Hartman, Ethan Benovitz and Daniel Saks are the managing members of Genesis Capital Advisors LLC. Messrs. Hartman, Benovitz and Saks have voting power and dispositive power with respect to the ordinary shares owned by Genesis Capital Advisors LLC.

Share Ownership of CFAC After the Proposed Acquisition

The following table sets forth information with respect to the benefit ownership of the combined company’s ordinary shares immediately after the consummation of the acquisition by each person who is known by CFAC to beneficially own more than 5% of CFAC’s ordinary shares, each officer, each director and all officers and directors as a group:

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Ordinary Shares
Yabin Liu(1)	1,931,000	17.52%
Fude Zhang(1)	1,718,764	15.60%
Liguo Liu(1)	466,224	4.23%
Yasheng Liu(1)	233,112	2.12%
Jibing Li(1)	-0-	—
Chun Liu(1)	-0-	—
Chun Yi Hao	482,859	4.38%
All directors and executive officers as a group (5 individuals)	4,831,959	43.85%

(1)  Unless otherwise indicated, the business address of each of the individuals is Beijing Wowjoint Machinery Co., Ltd., Du Shi Industrial Park, Song Zhuang Township, Tong Zhou District, Beijing 101118, P.R. China.

Changes in Control

There are no arrangements currently known to CFAC the operation of which may at a subsequent date result in a change in control of CFAC.

Wowjoint Ownership Structure

Beneficial owners hold its equity interests in Wowjoint via two companies, AGL, a Hong Kong company, and Giant Nova Holdings Limited, a British Virgin Island company. There are a total of ten (10) ultimate record owners of Wowjoint.

The table below identifies the beneficial owner, record owner and numbers of shares owned and percentage of the ownership in AGL:

Beneficial Owner	Record Owner	Number of Shares Owned	Percentage of ownership
Hui Zhang (1)	Hui Zhang	10,000	100.00%

(1)	Ms. Hui Zhang is the sole shareholder of AGL. She has 100% voting power and dispositive power with the ordinary shares.

The table below identifies the beneficial owner, record owner, number of shares owned and percentage of ownership in Giant Nova Holdings Limited:

Beneficial Owner	Record Owner	Number of Shares Owned	Percentage of ownership of Giant Nova Holdings Limited
Yabin Liu(1), Fude Zhang(2), Liguo Liu(3), and Yasheng Liu(4)	Realink Group Limited	38,150	76.3%
Xu Wang(5), Hui Zhang(6)	Wowjoint International Limited	3,000	6.00%
Pojing Liu(6)	PJ Landscape Company Limited	2,300	4.60%
Yee Fun Lui(7)	Red Stone Investments Group Limited	2,250	4.50%
Mui Hoo Lui Chung	Mui Hoo Lui Chung	2,250	4.50%
Lin Zhang(8)	Willing Company Limited	2,050	4.10%

(1)
Mr. Yabin Liu is 44.40% holder of Realink Group Limited, a British Virgin Island company, and he has voting power and dispositive power with respect to 44.40% of the ordinary shares owned by Realink Group Limited. Mr. Liu is the sole director of Realink Group Limited.

(2)	Mr. Fude Zhang is 39.52% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 39.52% of the ordinary shares owned by Realink Group Limited.

(3)
Mr. Yasheng Liu is 10.72% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 10.72% of the ordinary shares owned by Realink Group Limited. Mr. Yasheng Liu is the younger brother of Mr. Yabin Liu.

(4)	Mr. Liguo Liu is 5.36% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 5.36% of the ordinary shares owned by Realink Group Limited.

(5)
Ms. Xu Wang is the 45% holder of Wowjoint International Limited, a Marshall Islands Company, and she has 45% voting power and dispositive power with respect to ordinary shares owned by Wowjoint International Limited.  Ms. Wang is an employee of Beijing Wowjoint.

(6)
Ms. Hui Zhang is the 55% holder of Wowjoint International Limited, a Marshall Islands Company, and she has 55% voting power and dispositive power with respect to ordinary shares owned by Wowjoint International Limited.

(6)
Ms. Pojing Liu, is the sole shareholder of PJ Landscape Company Limited, a British Virgin Island Company, and she has sole voting power and dispositive power with respect to the ordinary shares owned by PJ Landscape Company Limited.

(7)
Ms. Yee Fun Lui, is the sole shareholder of Red Stone Investment Group Limited, a British Virgin Island Company, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Red Stone Group Limited.

(8)
Ms. Lin Zhang, is the sole shareholder of Willing Company Limited, a British Virgin Island Company, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Willing Company Limited.

SECURITIES ELIGIBLE FOR FUTURE SALE

CFAC currently has 5,320,312 ordinary shares outstanding. Of these shares, the 4,256,250 ordinary shares sold in CFAC’s initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended except for any ordinary shares purchased by one of CFAC’s affiliates within the meaning of Rule 144 under the Securities Act of 1933, as amended. After the acquisition of Wowjoint, assuming (i) the issuance of approximately 5,700,000 ordinary shares to the shareholders of Wowjoint in connection with the share purchase agreement and (ii) that none of CFAC’s shareholders exercise their right to redeem their shares, there will be 11,020,312 CFAC’s ordinary shares outstanding, of which all but 1,064,062 shares held by CFAC’s initial shareholders and 5,700,000 shares issued to the shareholders of Wowjoint under the share purchase agreement will be registered or freely tradable without securities law restrictions. In addition, pursuant to an earn-out provision in the share purchase agreement, CFAC has agreed to issue to Wowjoint shareholder 500,000 ordinary shares by achieving a certain performance milestones ("Earn-out Shares", as defined in the share purchase agreement). CFAC may file a registration statement relating to resales of these shares by the initial shareholders or the shares issued under share purchase agreement upon the acquisition of Wowjoint or the Earn-out Shares. Additionally, any of these shares held by affiliates, as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as restricted shares.

There are 7,489,756 outstanding warrants, each warrant entitled to the purchase of one share. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. CFAC intends to use its best efforts to cause such a registration statement to be in effect at that time that the warrants become exercisable.

Of the total outstanding warrants, 4,256,250 warrants were issued as part of the underlying units being offered at CFAC's initial public offering.

In addition, CFAC’s initial shareholders own warrants to purchase 1,064,062 ordinary shares, which warrants and the underlying ordinary shares are restricted securities under Rule 144. None of these restricted securities will be eligible for sale under Rule 144 prior to 6 months following the filing of certain information with the SEC (Form 10 information) after the consummation of CFAC’s initial business combination. Furthermore, all of the initial shareholders' shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until 6 months after the consummation of a business combination.

Additionally, immediately prior to CFAC’s initial public offering, CFAC sold an aggregate of 1,944,444 warrants at a price of $0.90 per warrant ($1.75 million in the aggregate) in a private placement. The warrants sold in the private placement will be identical to the warrants underlying the units being offered at CFAC's initial public offering except the holders of the warrants are not to be sold or transferred until after CFAC business combination.

In connection with CFAC’s initial public offering, CFAC sold at $100 a unit purchase option to the representative of the underwriters to purchase up to a total of 225,000 units at an exercise price of $10.00 per unit, each unit consisting of one share and one warrant. The securities underlying the representatives unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

Therefore, there are an aggregate of 7,489,756 shares that may be issued in the future upon exercise of outstanding warrants and unit purchase options.

Rule 144. Rule 144 is unavailable for the resale of restricted securities initially issued by a blank-check or shell company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

•	has ceased to qualify as a blank-check or shell company;

•	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and

•
has filed certain information with the SEC (Form 10 information) reflecting that it is no longer a blank-check or shell company may, after one year has elapsed from the filing of the Form 10 information, within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:

·   1% of the total number of ordinary shares then outstanding; or
·   the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited based on the availability of current public information about CFAC, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

DESCRIPTION OF CFAC’S SECURITIES

CFAC is a Cayman Islands company and affairs are governed by its memorandum and articles of association and the Companies Law and the common law of the Cayman Islands. The following are summaries of all of the material provisions of CFAC’s amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of CFAC’s ordinary shares, as well as CFAC’s units, ordinary shares and warrants themselves.

CFAC’s memorandum and articles of association currently authorizes share capital consists of 50,000,000 ordinary shares, $0.001 par value, and 1,000,000 shares of undesignated preferred share, $0.001 par value. As at June 30, 2009, 5,320,312 ordinary shares were outstanding. No preferred shares were outstanding as of that date. As of the proxy date, there are 44,679,688 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of shares upon full exercise of CFAC’s outstanding warrants, including the private placement warrants) and all of the 1 million preferred shares available for issuance. We have no other commitments after CFAC’s initial public offering to issue any additional securities. CFAC may issue a substantial number of additional ordinary shares or preferred share, or a combination of both, including through redeemable debt securities, to complete a business combination.

The following description summarizes the material terms of CFAC’s shares. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to CFAC’s memorandum and articles of association, which are included as an exhibit to this proxy statement, and to the applicable provisions of Cayman Islands law.

Units

Each unit consists of one ordinary share and one warrant. Each warrant entitles the holder to purchase one share of ordinary shares at a price of $5.00 per ordinary share, subject to adjustment. Holders of the warrants must pay the exercise price in full upon exercise of the warrants. Holders will not be entitled to receive a net cash settlement upon exercise of the warrants. The ordinary shares and warrants comprising the units began to trade separately on July 22, 2008.

Ordinary Shares

As of the date of this proxy statement, there were 5,320,312 ordinary shares outstanding held by nine record holders. Except for such voting rights that may be given to one or more series of preferred shares issued by the board of directors pursuant to the power granted by CFAC’s articles of association or required by law, holders of ordinary shares will have exclusive voting rights for the election of CFAC’s directors and all other matters requiring shareholder action. Holders of ordinary shares will be entitled to one vote per share on matters to be voted on by shareholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by CFAC’s board of directors in its discretion out of funds legally available therefore. After a business combination is concluded, if ever, and upon CFAC’s dissolution, CFAC’s public shareholders will be entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred shares at the time outstanding. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

In connection with the vote required for the extended period or CFAC’s initial business combination, all of CFAC’s initial shareholders have agreed to vote their ordinary shares held immediately before CFAC’s initial public offering in accordance with the majority of the ordinary shares voted by the public shareholders and waive their redemption rights. Furthermore, these shareholders have agreed that they will vote any ordinary shares acquired by them in or after this offering in favor of the extended period or a proposed business combination. As a result, if any of these parties acquire shares in the future, they must vote in favor of the extended period or proposed business combination with respect to those shares, and will therefore waive the right to exercise the redemption rights granted to public shareholders. In connection with the vote required for the extended period or CFAC’s initial business combination, a majority of CFAC’s issued and outstanding ordinary shares (whether or not held by public shareholders) will constitute a quorum. If any matters are voted on by CFAC’s shareholders at the special or annual meeting, CFAC’s existing shareholders may vote all their shares, whenever acquired, as they see fit.

CFAC will proceed with the business combination only if a majority of the ordinary shares voted by public shareholders (including CFAC’s existing shareholders with respect to shares purchased in this offering or otherwise acquired in the public markets by them) are voted in favor of the business combination, a majority of CFAC’s outstanding ordinary shares approve an amendment to CFAC’s memorandum and articles of association to allow CFAC’s perpetual existence, and public shareholders owning less than 35.0% of the shares sold in this offering vote against the extended period and the business combination and exercise their redemption rights on a cumulative basis, taking into consideration shareholders redeeming their shares in connection with the proposal that may be presented to CFAC’s shareholders in connection with the extended period. Voting against the business combination alone will not result in redemption of a shareholder’s shares for a pro rata share of the trust account. A shareholder must have also exercised the redemption rights for the redemption to be effective.

CFAC’s shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to have their ordinary shares redeemed for cash equal to their pro rata share of the trust account, plus any interest, if they vote (i) against the extended period, and it is approved, or (ii) against the business combination and the business combination is approved and completed. Public shareholders who cause us to redeem their ordinary shares for their pro rata share of the trust account will retain the right to exercise any warrants they own if they previously purchased units or warrants.

CFAC’s initial shareholders have agreed, subject to certain exceptions described below, not to sell or otherwise transfer any of their ordinary shares until six months from the date of the consummation of a business combination. However, CFAC’s initial shareholders are permitted to transfer their ordinary shares to CFAC’s officers and CFAC’s directors, and other persons or entities associated with such persons, but the transferees receiving such securities will be subject to the same agreement as CFAC’s initial shareholders.

The payment of dividends, if ever, on CFAC’s ordinary shares will be subject to the prior payment of dividends on any outstanding preferred shares, of which there is currently none.

Preferred Shares

CFAC’s memorandum and articles of association provides that preferred shares may be issued from time to time in one or more series. CFAC’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. CFAC’s board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of CFAC’s ordinary shares and could have anti-takeover effects. The ability of CFAC’s board of directors to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. This is because the terms of the preferred shares would be designed to make it prohibitively expensive for any unwanted third party to make a bid for shares of CFAC. CFAC has no preferred shares outstanding at the date hereof. Although CFAC does not currently intend to issue any preferred shares, CFAC cannot assure you that CFAC will not do so in the future. Notwithstanding the foregoing, CFAC’s articles of association prohibits us from issuing preferred shares prior to CFAC’s initial business combination, except in connection with the consummation of CFAC’s initial business combination that has been approved by a majority of the votes cast by CFAC’s public shareholders.

Warrants

Public Shareholders’ Warrants

Each warrant entitles the registered holder to purchase one ordinary share at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the consummation of a business combination; or

•	May 15, 2009,

provided in each case that there is an effective registration statement covering the ordinary shares underlying the warrants in effect.

The warrants will expire on May 15, 2012 at 5:00 p.m., New York time. Once the warrants become exercisable, CFAC may call the warrants for redemption:

•	in whole but not in part,

•	at a price of $0.01 per warrant,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•	if, and only if, an effective registration statement covering the ordinary shares issuable upon exercise of the warrants is current and available throughout the 30-day redemption period, and

•
if, and only if, the reported last sale price of the ordinary shares equals or exceeds $10.00 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

CFAC has established these redemption criteria to provide warrant holders with a significant premium to the initial warrant exercise price as well as a sufficient degree of liquidity to cushion the market reaction, if any, to CFAC’s redemption call. If the foregoing conditions are satisfied and CFAC issues a notice of redemption of the warrants, each warrant holder shall be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, there can be no assurance that the price of the ordinary shares will exceed the redemption trigger price or the warrant exercise price after the redemption notice is issued.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement and any amendments thereto, which were filed as exhibits to CFAC’s initial public offering registration statement for a complete description of the terms and conditions of the warrants.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend, or CFAC’s recapitalization, reorganization, merger or consolidation. However, the exercise price and number of ordinary shares issuable on exercise of the warrants will not be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. Warrant holders do not have the rights or privileges of holders of ordinary shares, including voting rights, until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise CFAC has a registration statement under the Securities Act in effect covering the ordinary shares issuable upon the exercise of the warrants and a current proxy statement relating to those ordinary shares. Under the warrant agreement, CFAC has agreed that prior to the commencement of the exercise period, CFAC will file a registration statement with the SEC for the registration of the ordinary shares issuable upon exercise of the warrants, use CFAC’s best efforts to cause the registration statement to become effective on or prior to the commencement of the exercise period and to maintain a current proxy statement relating to the ordinary shares issuable upon the exercise of the warrants until the warrants expire or are redeemed. However, CFAC cannot assure you that CFAC will be able to be able to keep the proxy statement included in such registration statement current. The warrants may be deprived of any value and the market for the warrants may be limited if there is no registration statement in effect covering the ordinary shares issuable upon the exercise of the warrants or if the proxy statement relating to the ordinary shares issuable on the exercise of the warrants is not current. In the event that a registration is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will CFAC be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised and unredeemed.

No fractional shares will be issued upon exercise of the warrants. If a holder exercises warrants and would be entitled to receive a fractional interest of a share, CFAC will round up the number of ordinary shares to be issued to the warrant holder to the nearest whole number of shares.

Private Placement Warrants

The private placement warrants have terms and provisions that are substantially similar to the warrants included in the units being sold in CFAC’s initial public offering, except that these warrants (including the ordinary shares to be issued after exercise of these warrants) (i) are not transferable or salable by CFAC’s private placement investors, including CCM, or their permitted transferees until after CFAC consummates a business combination, and (ii) are non-redeemable so long as CFAC’s private placement investors or their permitted transferees hold such warrants. The purchasers of the private placement warrants do not have any right to rescind the agreement to purchase the warrants, nor are there any conditions on their obligations to purchase the warrants, nor would they be entitled to a refund for the purchase price of the warrants. The investors owning the private placement warrants are permitted to transfer private placement warrants (including the ordinary shares to be issued upon exercise of the private placement warrants) in certain limited circumstances prior to a business combination, such as to CFAC’s pre-IPO shareholders, and other persons or entities associated with such existing shareholders, but the transferees receiving such private placement warrants are subject to the same sale restrictions imposed on CFAC’s private placement investors. The proceeds from the sale of the private placement warrants will be part of the funds distributed to CFAC’s public shareholders in the event CFAC is unable to complete a business combination. Pursuant to the registration rights agreement after the consummation of a business combination, CFAC has agreed to file a registration statement with the SEC for the registration of the ordinary shares issuable upon exercise of the private placement warrants, use its best efforts to cause the registration statement to become effective on or prior to the commencement of the exercise period and to maintain a current proxy statement relating to the ordinary shares issuable upon the exercise of the private placement warrants until these warrants expire. In the event that a registration is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will CFAC be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised and unredeemed.

Purchase Option

Concurrently with CFAC’s initial public offering, it sold to its underwriters an option to purchase up to a total of 225,000 units, exercisable at $10 per unit.

Dividends

CFAC has not paid any dividends on CFAC’s ordinary shares to date and it does not intend to pay cash dividends prior to the consummation of a business combination. After CFAC completes a business combination, the payment of dividends will depend on CFAC’s revenues and earnings, if any, capital requirements and general financial condition. The payment of dividends after a business combination will be within the discretion of CFAC’s then-board of directors. CFAC’s board of directors currently intends to retain any earnings for use in CFAC’s business operations and, accordingly, it does not anticipate the board declaring any dividends in the foreseeable future.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law or recent English statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Previously Cayman Islands law did not provide for mergers as that expression is understood under United States corporate law. However, the Companies (Amendment) Law, 2009 which came into force on 11 May 2009 introduced a new mechanism for mergers and consolidations between Cayman Islands companies (and between Cayman Islands companies and foreign companies if the merged company or consolidated company will continue to be a Cayman Islands company). Merger means the merging of two or more constituent companies into a sole remaining constituent company or surviving company and the vesting of the assets and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”). The Plan must contain certain prescribed information including the basis of converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of the surviving company in a merger or the proposed new memorandum and articles of the consolidated company in a consolidation and details of all secured creditors. The Plan must be approved by the shareholders of each constituent company by either:

(a)	a majority in number representing 75% in value of the shareholders voting together as one class; or

(b)
a special resolution of the shareholders voting together as one class if the shares to be issued to each shareholder in the consolidated company or in the surviving company are to have the same rights and economic value as the shares held in the constituent company.

Shareholders do not need to approve a merger between a Cayman parent company and a Cayman subsidiary. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The Plan must be filed with the Registrar of Companies together with supporting documents including a  declaration (i) of solvency (debts as they fall due), (ii) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies, (iii) of the assets and liabilities of each constituent company, (iv) that no proceedings are outstanding and that no order has been made or resolution passed to wind up the constituent company or to appoint a receiver, trustee or administrator in any jurisdiction (v) that no scheme, order, compromise or arrangement has been made in any jurisdiction whereby the rights of creditors have been suspended or restricted and an undertaking that a copy of the certificate of merger or consolidation will be given to members and creditors of the constituent company and published in the Cayman Islands Gazette.

A certificate of merger or consolidation is issued by the Registrar of Companies which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation.

The effective date of a merger or consolidation is the date the Plan is registered by the Registrar of Companies although the Plan may provide for an effective date up to 90 days after the date of registration.

A dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation unless (i) an open market on a recognized stock exchange or interdealer quotation system exists for the shares at the end of the dissent period (see below) and (ii) the merger or consolidation consideration consists of shares of the surviving or consolidated company or depository receipts in respect thereof; shares or depository receipts of any other company which are listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2000 holders on the effective date of the merger or consolidation; cash in lieu of fractional shares or depository receipts. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

The following procedure will otherwise apply:

1.	The dissentient shareholder must give written notice of objection (“notice of objection”) to the constituent company before the vote to approve the merger or consolidation.

2.
Within 20 days of the vote approving the merger or consolidation the constituent company must give written notice of the approval (“approval notice”) to all dissentient shareholders who served a notice of objection.

3.
Within 20 days (“dissent period”) of the approval notice a dissentient shareholder must give a written notice of dissent (“notice of dissent”) to the constituent company demanding payment of the fair value of his shares.

4.
Within 7 days of the expiry of the dissent period or within 7 days of the date on which the plan of merger or consolidation is filed with the Registrar of Companies (whichever is later) the constituent company, surviving company or consolidated company must make a written offer (“fair value offer”) to each dissentient shareholder to purchase their shares at a price determined by the company to be their fair value.

5.
If the company and the dissentient shareholders fail to agree on the price within 30 days of the fair value offer (“negotiation period”) then within 20 days of the expiry of the negotiation period the company must apply to the Grand Court of the Cayman Islands to determine the fair value of the shares held by all dissentient shareholders who have served a notice of dissent and who have not agreed the fair value with the company.

All rights, benefits, immunities, privileges and property (including business and goodwill) of each of the constituent companies will vest in the surviving or consolidated company which will be liable for all debts, contracts, obligations, mortgages, charges, security interests and liabilities of each constituent company. Existing claims, proceedings, judgments, orders or rulings applicable to each constituent company will automatically apply to the surviving company or the consolidated company.

In addition there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or breach of the Companies Law.

If an arrangement and reconstruction or take-over offer is approved or accepted, the dissenting shareholder(s) are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not normally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Shareholders’ Suits. CFAC’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons. In principle, CFAC will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Enforcement of Civil Liabilities. The Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

CFAC’s Cayman Islands counsel has advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation provided that (a) such federal or state courts of the United Sates had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Memorandum and Articles of Association

CFAC’s memorandum and articles of association filed under the laws of the Cayman Islands contain provisions designed to provide certain rights and protections to CFAC’s shareholders prior to the consummation of a business combination, including:

•	a requirement that all proposed business combinations be presented to shareholders for approval regardless of whether or not the Cayman Islands requires such a vote;

•	a prohibition against completing a business combination if 35% or more of CFAC’s shareholders exercise their redemption rights in lieu of approving a business combination;

•
the right of shareholders voting against a business combination (up to approximately 35.0%) to surrender their shares for a pro rata portion of the trust account in lieu of participating in a proposed business combination;

•
a requirement that CFAC’s management take all actions necessary to dissolve CFAC and liquidate CFAC’s trust account in the event CFAC do not consummate a business combination by 36 months (assuming the period in which it needs to consummate a business combination has been extended, as provided in articles of association) after the date of this proxy statement;

•
limitation on shareholders’ rights to receive a portion of the trust account so that they may only receive a portion of the trust account upon winding up and dissolution of CFAC or upon the exercise of their redemption rights; and

•	the establishment of related procedures regarding the standing and election of such directors.

CFAC’s articles of association, prohibit the amendment or modification of any of the foregoing provisions prior to the consummation of a business combination. While these rights and protections have been established for the purchasers of units sold in CFAC’s initial public offering, it is nevertheless possible that the prohibition against amending or modifying these rights and protections at any time prior to the consummation of the business combination could be challenged as unenforceable under Cayman Islands law, although, pursuant to the underwriting agreement CFAC is prohibited from amending or modifying these rights and protections at any time prior to the consummation of the business combination. CFAC has not sought an unqualified opinion regarding the enforceability of the prohibition on amendment or modification of such provisions because CFAC views these provisions as fundamental and contractual terms of this offering. CFAC believes these provisions to be obligations of CFAC to its shareholders and that investors will make an investment in CFAC relying, at least in part, on the enforceability of the rights and obligations set forth in these provisions including, without limitation, the prohibition on any amendment or modification of such provisions.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, CFAC is required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, CFAC may also delegate the maintenance of its anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

CFAC reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, CFAC may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

CFAC also reserves the right to refuse to make any redemption payment to a shareholder if its directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure CFAC’s compliance with any such laws or regulations in any applicable jurisdiction.

Transfer Agent and Warrant Agent

 CFAC has retained Continental Stock Transfer & Trust Company as its transfer agent and warrant agent for CFAC’s securities.

Special Meeting of Shareholders

CFAC’s articles of association provide that special meetings of its shareholders may be called only by a majority vote of its board of directors, by CFAC’s chief executive officer or by CFAC’s chairman.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

CFAC’s articles of association provide that shareholders seeking to bring business before CFAC’s annual meeting of shareholders, other than to nominate candidates for election as directors at CFAC’s annual meeting of shareholders must provide timely notice of their intent in writing. To be timely, a shareholder’s notice will need to be delivered to CFAC’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders. CFAC’s articles of association also specify certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude CFAC’s shareholders from bringing matters before CFAC’s annual meeting of shareholders.

Authorized but Unissued Shares

CFAC’s authorized but unissued ordinary shares and preferred shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares and preferred shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. CFAC’s articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own fraud or dishonesty.

CFAC has entered into or will enter into agreements with its directors to provide contractual indemnification in addition to the indemnification provided in CFAC’s articles of association. CFAC believes that these provisions and agreements are necessary to attract qualified directors. CFAC’s memorandum and articles of association also will permit it to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Cayman Islands law would permit indemnification. CFAC intends to purchase a policy of directors’ and officers’ liability insurance that insures its directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures it against CFAC’s obligations to indemnify CFAC’s directors.

CFAC’s articles of association also will permit it to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions. CFAC will purchase a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against CFAC’s obligations to indemnify the directors and officers.

These provisions may discourage shareholders from bringing a lawsuit against CFAC’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit it and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent CFAC pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. CFAC believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to CFAC’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, it has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Quotation

CFAC’s units are quoted on the OTC Bulletin Board under the symbol “CFQUF” and after the ordinary shares and warrants began separate trading on July 22, 2008, its ordinary shares and warrants have also been quoted on the OTC Bulletin Board under the symbols "CFQCF" and "CFQWF", respectively. CFAC intends to apply to have its securities listed on the Nasdaq Global Market after the acquisition, although there can be no assurance that CFAC’s proposed listing will be approved by Nasdaq.

EXPERTS

The financial statements of CFAC for the period from December 12, 2007 (inception) to December 31, 2008, included in this proxy statement have been so included in reliance on a report of UHY Vocation HK CPA Limited, Chartered Accountants and Certified Public Accountants, independent registered public accounting firms, (the report on the financial statements contains an explanatory paragraph regarding the company's ability to continue as a going concern) appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

The consolidated financial statements of Wowjoint as of August 31, 2008 and 2009 and for the two years ended August 31, 2009, have been included in this proxy statement in reliance upon the report of Sherb & Co., LLP, Certified Public Accountants, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP has acted as special U.S. counsel to CFAC. Broad & Bright, Beijing, China, has acted as special PRC counsel to CFAC. Conyers Dill & Pearman, Hong Kong, has acted as special Cayman Islands counsel to CFAC. BR Attorney-at-Law, Beijing, China, has acted as special PRC counsel to Wowjoint.

WHERE YOU CAN FIND MORE INFORMATION

CFAC is subject to the information requirements of the Exchange Act as applicable to foreign private issuers, and files annual reports on Form 20-F and will furnish to the SEC other material information under current reports on Form 6-K, including reports and communications that are generally available to its shareholders. As a foreign private issuer, its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. You can read its SEC filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document it files with or submits to the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Information and statements contained in this proxy statement, or any annex to this proxy statement, are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement.

If you would like additional copies of this proxy statement, or if you have questions about the acquisition or other proposals to be considered at the CFAC meeting, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington  98198

All information contained or incorporated by reference in this proxy statement relating to CFAC has been supplied by CFAC, and all such information relating to Wowjoint has been supplied by Wowjoint. Information provided by either of CFAC or Wowjoint does not constitute any representation, estimate or projection of the other.

This document is a proxy statement of CFAC for the CFAC special meeting. CFAC has not authorized anyone to give any information or make any representation about the acquisition or CFAC that is different from, or in addition to, that contained in this proxy statement or in any of the materials that CFAC has incorporated by reference into this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

China Fundamental Acquisition Corporation

Unaudited Balance Sheets as of June 30, 2009 and Audited Balance Sheet as of December 31, 2008	F-2
Unaudited Statements of Operations for the six months ended June 30, 2009 and 2008, and for the period from December 12, 2007 (inception) to June 30, 2009	F-3
Unaudited Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2009	F-4
Unaudited Statements of Cash Flows for the six months ended June 30, 2009 and 2008, and for the period from December 12, 2007 (inception) to June 30, 2009	F-5
Notes to Unaudited Financial Statements	F-6

Report of Independent Registered Public Accounting Firm	F-14
Balance Sheets as of December 31, 2008 and 2007	F-15
Statements of Operations for the year ended December 31, 2008 and 2007 and for the period from December 12, 2007 (inception) to December 31, 2008	F-16
Statements of Changes in Shareholders’ Equity for the year ended December 31, 2008 and 2007 and for the period from December 12, 2007 (inception) to December 31, 2008	F-17
Statements of Cash Flows for the year ended December 31, 2007 and 2008 and for the period from December 12, 2007 (inception) to December 31, 2008	F-18
Notes to Audited Financial Statements	F-19

Authentic Genius Limited and its Subsidiaries

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEETS

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$27,078	$312,988
Cash held in trust	34,066,563	33,980,204
Prepayment	27,556	12,274
Total current assets	34,121,197	34,305,466
Total assets	$34,121,197	$34,305,466

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accrued expenses	$231,299	$214,600
Deferred underwriting fee	1,191,749	1,191,749
Total current liabilities	1,423,048	1,406,349

Ordinary shares subject to possible redemption (1,489,687 shares at redemption value)	11,867,884	11,867,884

Commitments and contingencies

Shareholders' equity:
Preferred share, $0.001 par value per share, authorized 1,000,000 shares, none issued or outstanding	—	—
Ordinary shares, $0.001 par value per share, authorized 50,000,000 shares, issued and outstanding 5,320,312 shares (including 1,489,687 shares subject to possible redemption) at June 30, 2009 and December 31, 2008	5,320	5,320
Warrants	5,580,625	5,580,625
Additional paid-in capital	15,384,807	15,384,807
Deficit (earnings) accumulated during the development stage	(140,487)	60,481
Total shareholders' equity	20,830,265	21,031,233
Total liabilities and shareholders' equity	$34,121,197	$34,305,466

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENTS OF OPERATIONS (UNAUDITED)

	For the six months ended June 30, 2009	For the six months ended June 30, 2008	For the period from December 12, 2007 (inception) to June 30, 2009

Revenue		$—	$—
General and administrative expenses	287,334	34,158	622,848
Loss from operations	(287,334)	(34,158)	(622,848)
Interest income, net	86,366	55,543	482,361
Net (loss) income	$(200,968)	$21,385	$(140,487)

Weighted average number of shares outstanding – basic and diluted	5,320,312	1,734,409
Net (loss) income per share – basic and diluted	$(0.04)	$0.01

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

	Ordinary Shares			Additional	(Deficit) Earnings Accumulated During the	Total Shareholders'
	Shares	Amount	Warrants	Paid-In Capital	Development Stage	Equity
Issuance of ordinary shares and warrants to initial shareholders	1,257,813	$1,258	$—	$23,742	$—	$25,000
Net loss from December 12, 2007 (inception) to December 31, 2007	—	—	—	—	(4,997)	(4,997)
Balances at December 31, 2007	1,257,813	1,258	—	23,742	(4,997)	20,003

Repurchase of 179,688 ordinary shares and warrants from initial shareholders at nominal cost	(179,688)	(180)	—	180	—	—
Proceeds from sale of 3,750,000 units through public offering net of underwriters' discount and offering expenses amounting to $2,701,653 (includes 1,312,499 shares subject to possible redemption)	3,750,000	3,750	3,375,000	23,919,597	—	27,298,347
Proceeds subject to possible redemption of 1,312,499 shares ordinary shares subject to possible redemption	—	—	—	(10,501,304)	—	(10,501,304)
Proceeds from sale of purchase option to the underwriters	—	—	—	100	—	100
Proceeds from sale of 1,944,444 warrants at $0.90 per warrant	—	—	1,750,000	—	—	1,750,000
Proceeds from sale of 506,250 units through over-allotment option, net of underwriters' discount and offering expenses amounting to $141,572 (includes 177,188 shares subjected to possible redemption)	506,250	506	455,625	3,310,547	—	3,766,678
Proceeds subject to possible redemption of 177,188 shares ordinary shares subject to possible redemption	—	—	—	(1,368,069)	—	(1,368,069)
Repurchase and cancellation of 14,063 ordinary shares at nominal cost	(14,063)	(14)	—	14	—	—
Net income for the year	—	—	—	—	65,478	65,478
Balance at December 31, 2008	5,320,312	$5,320	$5,580,625	$15,384,807	$60,481	$21,031,233

Net loss for the period	—	—	—	—	(200,968)	(200,968)
Balance at June 30, 2009	5,320,312	$5,320	$5,580,625	$15,384,807	$(140,487)	$20,830,265

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended June 30, 2009	For the six months ended June 30, 2008	For the period from December 12, 2007 (inception) to June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(200,968)	$21,385	$(140,487)
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash compensation expense	—	10,100	—
Changes in operating assets and liabilities
Increase in prepayments and other receivables	(15,282)	—	(27,556)
Increase in accrued expenses	16,699	19,546	227,723
Net cash (used in) /provided by operating activities	(199,551)	51,031	59,680

CASH FLOWS FROM INVESTING ACTIVITIES
Deposit in cash and cash equivalents held in trust	(86,359)	(33,963,757)	(34,066,563)
Net cash used in investing activities	(86,359)	(33,963,757)	(34,066,563)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of units to initial shareholders	—	—	25,000
Proceeds from notes payable to shareholders	—	40,000	70,000
Repayment of notes payable to shareholders	—	(70,000)	(70,000)
Proceeds from issuance of private placement warrants	—	1,750,000	1,750,000
Proceeds from sale of purchase option	—	100	100
Gross proceeds from issuance of ordinary shares and warrants through public offering	—	30,000,000	30,000,000
Gross proceeds from over-allotment of ordinary shares	—	4,050,000	4,050,000
Payment of underwriters' discount and offering expenses incurred from issuance and over-allotment of shares	—	(1,804,470)	(1,791,139)

Net cash provided by financing activities	—	33,965,630	34,033,961

NET INCREASE IN CASH AND CASH EQUIVALENTS	(285,910)	52,904	27,078
Cash and cash equivalents at beginning of period	312,988	50,003	—
Cash and cash equivalents at end of period	$27,078	$102,907	$27,078

Supplementary disclosure of non-cash financing activities:
Accrual of deferred underwriting fee charged to additional paid-in capital	$—	$1,191,749	$1,191,749
Accrual of accrued registration costs charged to additional paid-in capital	$—	$3,576	$3,576
Fair value of underwriters' purchase option charged to additional paid-in capital	$—	$883,544	$883,544

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 – Organization and Business Operations

China Fundamental Acquisition Corporation (“CFAC”) was incorporated in Cayman Islands on December 12, 2007 for the purpose of effecting a merger, stock exchange, asset acquisition, reorganization or other similar business combination or contractual arrangements with one or more operating businesses. All activity from December 12, 2007 through June 30, 2009 relates to CFAC’s formation and capital raising activities. CFAC has selected December 31 as its fiscal year end.

CFAC is considered to be a development stage company and as such the financial statements presented herein are presented in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7.

The registration statement for CFAC’s initial public offering (“Offering”) was declared effective on May 15, 2008. CFAC consummated the Offering on May 21, 2008 and the over-allotment on May 28, 2008 and received net proceeds of approximately $32.8 million, which includes $1.75 million from the private placement warrants (the “Private Placement Warrants”) described in Note 5. CFAC’s management intends to apply substantially all of the net proceeds of the Offering toward consummating a Business Combination. The initial Target Business must have a fair market value equal to at least 80% of the balance in the trust account at the time of such acquisition. However, there is no assurance that CFAC will be able to successfully affect a Business Combination.

An amount of approximately $33.9 million (or approximately $7.97 per unit) of the net proceeds of the Offering and the sale of the Private Placement Warrants was deposited in a Trust Account to be invested in permitted United States government securities and money market hinds. There may be released to CFAC from the Trust Account (i) interest income earned on the Trust Account balance to pay any tax obligations of CFAC, and (ii) up to an aggregate amount of $850,000 in interest earned on the Trust Account to hind expenses related to investigation and selecting a Target Business and CFAC’s other working capital requirements. As of June 30, 2009, CFAC has drawn $482,361 from the trust account for operating expenses.

The placing of hinds in the Trust Account may not protect those hinds from third party claims against CFAC. Although CFAC will seek to have all vendors and service providers (which would include any third parties engaged to assist in any way in connection with a search for a target business) and prospective target businesses execute agreements with CFAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements, nor is there any guarantee that, even if such entities execute such agreements. They will not seek recourse against the Trust Account or that a court would not conclude that such agreements are not legally enforceable. CFAC’s Chairman of the Board and Chief Executive Officer have agreed to be liable tinder certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by CFAC for services rendered or contracted for or products sold to CFAC. However, there can be no assurance that they will be able to satisfy those obligations. Furthermore, they will not have any personal liability as to any claimed amounts owed to a third party who executed a waiver (including a prospective target business). Additionally, in the case of a prospective target business that did not execute a waiver, such liability will only be in an amount necessary to ensure that public shareholders receive no less than approximately $8.00 per share upon liquidation. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally as referred above, up to an aggregate of $850,000 of interest earned on the Trust Account balance may be released to CFAC to fund working capital requirements and additional amounts may be released to CFAC as necessary to satisfy tax obligations.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 – Organization and Business Operations – (continued)

CFAC, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholders approval. Shareholders that vote against such proposed Business Combination and exercise their redemption rights are, under certain conditions described below, entitled to redeem their share into a pro-rata distribution from the Trust Account (the “Redemption Right”). The actual per share redemption price will be equal to the amount in the Trust Account (inclusive of any interest thereon), calculated as of two business days prior to the proposed Business Combination, divided by the number of shares sold in the Offering, or approximately $7.97 per share based on the value of the Trust Account as of December 31, 2008. As a result of the Redemption Right, $11,867,884 (representing 34.99% of cash held in trust as of closing date of the Offering and over-allotment) has been classified as ordinary shares subject to possible redemption on the accompanying balance sheet as of December 31, 2008. CFAC’s shareholders prior to the Offering (“Existing Shareholders”) have agreed to vote their 1,064,062 founding ordinary shares (after repurchase and cancellation of 14,063 shares disclosed in Note 5) in accordance with the manner in which the majority of the ordinary shares offered in the Offering are voted by CFAC’s public shareholders (“Public Shareholders”) with respect to a Business Combination.

In the event that a majority of the outstanding ordinary shares voted by the Public Shareholders vote for the approval of a Business Combination and holders owning 35% or more of the outstanding ordinary shares do not vote against the Business Combination and do not exercise (heir Redemption Rights, the Business Combination may then be consummated.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may contemporaneously with or prior to such vote exercise their Redemption Right and their ordinary shares would be cancelled and returned to the status of authorized but un-issued shares. The per share redemption price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the offering. Accordingly, Public Shareholders holding less than 35% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

By a special resolution passed on May 13, 2008, CFAC’s Memorandum and Articles of Association has been amended and restated that CFAC will continue in existence only until 24 months or 36 months (if possible extension is approved) from the completion of the Offering. If CFAC has not completed a Business Combination by such date, its corporate existence will be ceased and it will be dissolved and liquidated for the purposes of winding up its affairs. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering. In connection with any proposed Business Combination submitted for shareholder approval, CFAC will also submit to shareholders a proposal to amend its Certificate of Incorporation to provide for CFAC’s perpetual existence, thereby removing this limitation on CFAC’s corporate life.

Note 2 – Offering and Private Placement of Warrants

In the Offering, effective May 15, 2008 (closed on May 21, 2008), CFAC sold to the public 3,750,000 units (the “Units” or a “Unit”) at a price of $8.00 per Unit. On May 28, 2008, CFAC consummated the closing of the sale of 506,250 Units which were sold subject to the over-allotment (“Over-allotment”) option. Net proceeds from the Offering and the Over-allotment were a total of approximately $31.0 million, which was net of $3.0 million in underwriting fees and other offering expenses. Each unit consists of one share of CFAC’s ordinary shares and one warrant (a “Warrant”).

Simultaneously with the Closing of the Offering, CFAC sold to the Private Placement Investors 1,944,444 Private Placement Warrants for an aggregate purchase price of  $l,750,000. See discussion in Note 5.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, CFAC’s functional currency, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Cash and Cash Equivalents

Included in cash and cash equivalents are deposits with financial institutions with maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value.

Concentration of Credit Risk

CFAC maintains cash in a bank deposit account in Hong Kong which is covered by Deposit Protection Scheme protected by Hong Kong SAR Government’s exchange fund. The protection limit of cash balances in the bank deposit account will be unlimited balances until the end of year 2010.

Fair Value Measurements

FASB Statement No. 157, Fair Value Measurement (“SFAS No. 157”) provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. Implementation of SFAS Statement No. 157 did not have an impact on CFAC’s financial results.

The following table presents certain of CFAC’s assets that are measured at fair value as of June 30, 2009. In general, fair values determined by Level I inputs utilize quoted prices in active markets and the fair values described below were determined through market, observable and corroborated sources.

Description	June 30, 2009	(Level I)	December 31, 2008	(Level I)
Cash and cash equivalents	$27,078	$27,078	$312,988	$312,988
Cash and cash equivalents held in trust	$34,066,563	$34,066,563	$33,980,204	$33,980,204

In accordance with the provisions of FSP No. SFAS 157-2, Effective Date of PASS Statement No. 157, CFAC has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities until January 1, 2009 and is evaluating the impact, if any, this standard will have units financial statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 – Summary of Significant Accounting Policies – (continued)

Income Taxes

CFAC follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities, if any, are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date, No income tax benefit has been made on the net loss of $200,968 as Cayman Islands exempted-companies are currently not subject to income taxes within Cayman Islands.

Earnings Per Share

CFAC computes earnings (loss) per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No.98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic BPS is measured as the income or loss available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic BPS but presents the dilutive effect oil a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Income (loss) per ordinary share is computed by dividing net income (loss) available to ordinary stockholders by the weighted average number of ordinary shares outstanding during the respective periods. Basic and diluted loss per ordinary share are the same for all periods presented because all potentially dilutive securities are anti-dilutive.

At June 30, 2009, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 7,264,756 ordinary shares, as follows:

Existing shareholders warrants	1,064,062
Private placement warrants	1,944,444
Public warrants	4,256,250
Total	7,264,756

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management lo make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

 Accretion of trust account relating to ordinary share subject to possible redemption

CFAC will record accretion of the income earned in the Trust Account relating to the ordinary share subject to possible redemption based on the excess of the earnings for the period over the amount which is available to be used for working capital and taxes. Since 34.99% of the shares issued in the Offering are subject to possible redemption, the portion of the excess earnings related to those shares will be reflected on the balance sheet as part of “Ordinary shares subject to possible redemption” and is deducted from “additional paid-in capital”. The portion of the excess earnings will also be presented as a deduction from net income on the statement of operations to approximately reflect the amount net income which would remain available to the ordinary shareholders who did not elect to convert their shares to cash. As of June 30, 2009, no accretion of income subject to possible redemption has been recorded.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 – Summary of Significant Accounting Policies – (continued)

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board issued Statement “FASB” issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”).  SFAS No. 168 will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature.  SFAS No. 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure.  Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections.  SFAS No. 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009.  This statement will have an impact on CFAC’s financial statements since all future references to authoritative accounting literature will be references in accordance with SFAS No. 168.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). This Statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date and is effective for interim and annual periods ending after June 15, 2009.  The adoption of SFAS No. 165 is not expected to have a material impact on CFAC’s financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, In the event that CFAC completes acquisitions subsequent to its adoption of SFAS 141 (R), tile application of its provisions will likely have a material impact on CFAC’s results of operations, although CFAC is not currently able to estimate that impact.

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interests), and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identified and distinguish between the interests of the parent and the interests of the non-controlling owners as components of equity. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. CFAC does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 4 – Public Offering

On May 21, 2008, CFAC sold to the public 3,750,000 Units at a price of $8.00 per Unit. Each Unit consists of one share of CFAC’s ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrants”). Each Warrant will entitle the holder to purchase from CFAC one share of ordinary shares at an exercise price of $5.00 commencing the later of the completion of a Business Combination and one year from the effective date of the Offering and expiring four years from the effective date of the Offering. CFAC may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, CFAC is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. CFAC will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. CFAC paid the underwriters of the Offering underwriting discounts and commissions of $1,050,000 of the gross Offering proceeds and $141,749 of the gross proceeds from the exercise of the over-allotment (discussed below) which closed on May 28, 2008. CFAC and the underwriters have agreed that payment of the balance of the underwriting discounts and commissions of $1,050,000 from the Offering and $141,749 from the over-allotment (aggregating $1,191,749) will not be payable unless and until CFAC completes a Business Combination and the underwriters have waived their right to receive such payment upon CFAC’s liquidation if it is unable to complete a Business Combination. The deferred underwriting fee has been accrued and charged to additional paid-in capital.

On May 28, 2008, CFAC consummated the sale of 506,250 Units which were sold subject to the over-allotment option. Each Unit sold in the Offering and pursuant to the over-allotment option consisted of one ordinary share, $.001 par value per share, and one Wan-ant, each to purchase one ordinary share of CFAC. The 4,256,250 Units sold in the Offering, including the 506,250 Units sold subject to the over-allotment option, were sold at an Offering price of $8.00 per Unit, generating gross proceeds of $34,050,000 and net proceeds of$32,241,954.

CFAC issued a unit purchase option, for $100, to the underwriters in the Offering, to purchase up to a total of 225,000 units at an exercise price $10.00 per unit. The units issuable upon exercise of this option are identical to the units offered in the Offering. CFAC accounted for the fair value of the unit purchase option, inclusive of the $100, as an expense of the Offering resulting in a charge directly to shareholders’ equity. CFAC estimated that the fair value of this unit purchase option was $883,544 ($3.93 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 59.58%, (2) risk-free interest rate of 4.16% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon CFAC’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the unit purchase option without the payment of any cash.

CFAC will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying (he unit purchase option. The holders of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 5 – Commitments and Contingencies

CFAC presently utilizes office space provided by Olympic Spring Limited, a related party. CFAC has agreed to pay Olympic Spring Limited, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the effective date of the Offering and ending on the consummation of a Business Combination. Upon consummation of a Business Combination or its liquidation, CFAC will cease paying these monthly fees. Included in general and administrative expenses is $45,000 in costs with respect to this agreement.

Pursuant to letter of agreements which the Existing Shareholders entered into with CFAC and the underwriters, the Existing Shareholders will waive their right to receive distributions with respect to their founding shares upon CFAC’s liquidation.

CFAC’s Private Placement Investors purchased a total of 1,944,444 Private Placement Warrants at $0.90 per Warrant (for an aggregate purchase price of $ 1,750,000) privately from CFAC. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Private Placement Warrants purchased are identical to the Warrants underlying the Units offered in the Offering except that the Warrants may not be called for redemption and the Private Placement Warrants may be exercisable on a “cashless basis”, at the holder’s option, so long as such securities are held by such purchaser or his affiliates. Furthermore, the purchaser has agreed that the Private Placement Warrants will not be sold or transferred by them, except for estate planning purposes, until after CFAC has completed a Business Combination. CFAC believed the purchase price of $0.90 per Private Placement Warrant represented the fair value of such warrants on the date of purchase and, accordingly, no compensation expense was recognized in respect to the issuance of Private Placement Warrants at the date of the Offering. CFAC’s basis for concluding that the purchase price of the private placement warrants approximated fair value was based on the trading prices of warrants issued in offerings of similarly-situated public companies. CFAC reviewed the trading prices of nineteen structured blank check initial public offerings in which the issuer sold units similar to those being offered in the Offering. In each of those offerings, the units consisted of one share and one warrant at an offering price of $8.00 per unit, with an exercise price of $5.00 for the warrant. CFAC believed that those issuers are comparable to CFAC because they were structured blank check offerings seeking to complete a business combination, with the same offering structure, same percentage of equity held by management and placed in trust and approximately the same percentage of the unit purchase price held in the trust account, CFAC believed that the warrants sold in its offering (and therefore the private placement warrants) were comparable to the warrants sold in the initial public offerings of comparable issuers since they had the same exercise price, the units had the same offering price, the exercise price of the warrants as a percentage of the per unit amount in trust was approximately the same, the warrants were not exercisable at the time of issuance and the warrants will be worthless if the issuer does not complete a business combination. In addition, CFAC noted that the average trading prices and median trading prices of the warrants at the time of separation of the units in the nineteen comparable offerings were $0.94 and $0.67, respectively.

No Warrants issued in connection with the Offering can be net-cash settled. CFAC has no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances.

The Existing Shareholders and the holders of the Private Placement Warrants (or underlying securities) are entitled to registration rights with respect to their ordinary shares and warrants or Private Placement Warrants (or underlying securities) pursuant to an agreement signed on the closing date of the Offering. The Existing Shareholders are entitled to demand that CFAC register their ordinary shares commencing six months after the consummation of a Business Combination. The holders of the Private Placement Warrants (or underlying securities) are entitled to demand that CFAC register these securities commencing upon the consummation of a Business Combination. In addition, tile Existing Shareholders and holder of the Private Placement Warrants  (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after CFAC’s consummation of a Business Combination.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 6 – Ordinary and Preferred Shares

Ordinary shares issued and outstanding included an aggregate of 140,625 shares and warrants that were subject to repurchase and cancellation by the initial shareholders to the extent that the underwriters’ over-allotment was not exercised in full so that the initial shareholders collectively would own 20% of the issued and outstanding ordinary shares and warrants after the Offering. On May 28, 2008, Chardan Capital Markets, LLC, the underwriter, completed the exercise of its over-allotment option for a total of 506,250 units. The partial exercise of the over-allotment option generated proceeds of $3,908,250 net of the underwriters’ discounts and commissions, including deferred underwriters’ discounts and commissions of $141,749. Chardan Capital Markets, EEC waived such over-allotment option with respect to the remaining 56,250 units which such option entitled them to purchase. As a result, 14,063 ordinary shares and warrants were repurchased at nominal cost and cancelled.

As of June 30, 2009, 7,264,756 and 450,000 ordinary shares have been reserved for issuance upon exercise of outstanding warrants and underwriter’s unit purchase option. CFAC is authorized to issue 1,000,000 shares of preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters and CFAC’s Amended and Restated Memorandum and Articles of Association will prohibit CFAC, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with CFAC’s ordinary shares on a Business Combination.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
China Fundamental Acquisition Corporation

We have audited the accompanying balance sheets of China Fundamental Acquisition Corporation (a corporation in the development stage) (the “Company”) as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2008 and the period from December 12, 2007 (inception) to December 31, 2007 and 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the period from December 12, 2007 (inception) to December 31, 2007 and 2008, in conformity with in the United States generally accepted accounting principles.

/s/ UHY Vocation HK CPA Limited
Certified Public Accountants

Hong Kong
June 26, 2009

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEETS

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$312,988	$50,003
Cash held in trust	33,980,204	—
Prepayments and other receivables	12,274	—
Total current assets	34,305,466	50,003
Total assets	$34,305,466	$50,003

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses	$214,600	$—
Deferred underwriting fee	1,191,749	—
Notes payable to shareholders	—	30,000
Total current liabilities	1,406,349	30,000

Ordinary shares subject to possible redemption (1,489,687 shares at redemption value)	11,867,884	—
Commitments and contingencies

Shareholders' equity

Preferred stock, $ 0.001 par value per share, authorized1,000,000 shares, none issue or outstanding	—	—
Ordinary shares, $ 0.001 par value per share, authorized 50,000,000 shares, issued and outstanding 5,320,312 shares (including 1,489,687 shares subject to possible redemption) at December 31, 2008 and 1,257,813 at December 31, 2007	5,320	1,258
Warrants	5,580,625	—
Additional paid-in capital	15,384,807	23,742
Earnings (deficit) accumulated during the development stage	60,481	(4,997)
Total shareholders' equity	21,031,233	20,003
Total liabilities and shareholders' equity	$34,305,466	$50,003

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2008	For the period from December 12, 2007 (inception) to December 31, 2007	For the period from December 12, 2007 (inception) to December 31, 2008

Revenue	$—	$—	$—
General and administrative expenses	330,517	4,997	335,514
Loss from operations	$(330,517)	$(4,997)	$(335,514)
Interest income, net	395,995	—	395,995
Net income (loss)	$65,478	$(4,997)	$60,481

Weighted average number of shares outstanding – basic and diluted	5,320,312	1,257,813
Net income (loss) per share - basic and diluted	$0.02	$0.00

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares			Additional	(Deficit) Earnings Accumulated During the Development	Total Shareholders'
	Shares	Amount	Warrants	Paid-In Capital	Stage	Equity
Issuance of ordinary shares and warrants to initial shareholders	1,257,813	$1,258	$—	$23,742	$—	$25,000
Net loss from December 12, 2007 (inception) to December 31, 2007	—	—	—	—	(4,997)	(4,997)
Balances at December 31, 2007	1,257,813	$1,258	$—	$23,742	$(4,997)	$20,003

Repurchase of 179,688 ordinary shares and warrants from initial shareholders at nominal cost	(179,688)	(180)	—	180	—	—

Proceeds from sale of 3,750,000 units through public offering net of underwriters' discount and offering expenses amounting to $2,701,653 (includes 1,312,499 shares subject to possible redemption)	3,750,000	3,750	3,375,000	23,919,597	—	27,298,347

Proceeds subject to possible redemption of 1,312,499 shares ordinary shares subject to possible redemption	—	—	—	(10,501,304)	—	(10,501,304)
Issuance of purchase option to the underwriters	—	—	—	100	—	100
Proceeds from sale of 1,944,444 warrants at $0.90 per warrant	—	—	1,750,000	—	—	1,750,000
Proceeds from sale of 506,250 units through over-allotment option, net of underwriters' discount and offering expenses amounting to $141,572(includes 177,188 shares subjected to possible redemption)	506,250	506	455,625	3,310,547	—	3,766,678
Proceeds subject to possible redemption of 177,188 shares ordinary shares subject to possible redemption	—	—	—	(1,368,069)	—	(1,368,069)
Repurchase and cancellation of 14,063 ordinary shares at nominal cost	(14,063)	(14)	—	14	—	—
Net income for the year	—	—	—	—	65,478	65,478
Balances at December 31, 2008	5,320,312	$5,320	$5,580,625	$15,384,807	$60,481	$21,031,233

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2008	December 12, 2007 (inception) to December 31, 2007	December 12, 2007 (inception) to December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$65,478	$(4,997)	$60,481
Changes in operating assets and liabilities
Increase in prepayments and other receivables	(12,274)	—	(12,274)
Increase in accrued expenses	211,024	—	211,024
Net cash used in operating activities	264,228	(4,997)	259,231

CASH FLOWS FROM INVESTING ACTIVITIES
Deposit in cash and cash equivalents held in trust	(33,980,204)	—	(33,980,204)
Net cash used in investing activities	(33,980,204)	—	(33,980,204)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of units to initial shareholders	—	25,000	25,000
Proceeds from notes payable to shareholders	40,000	30,000	70,000
Repayment of notes payable to shareholders	(70,000)	—	(70,000)
Proceeds from issuance of private placement warrants	1,750,000	—	1,750,000
Proceeds from sale of underwriters’ purchase option	100	—	100
Gross proceeds from issuance of ordinary shares and warrants
through public offering	30,000,000	—	30,000,000
Gross proceeds from allotment of ordinary shares	4,050,000	—	4,050,000
Payment of underwriters' discount and offering expenses incurred
from issuance and allotment of shares	(1,791,139)	—	(1,791,139)
Net cash provided by financing activities	33,978,961	55,000	34,033,961

NET INCREASE IN CASH AND CASH EQUIVALENTS	262,985	50,003	312,988
Cash and cash equivalents at beginning of period	50,003	—	—
Cash and cash equivalents at end of period	$312,988	$50,003	$312,988

Supplementary disclosure of non-cash financing activities:

Accrual of deferred underwriting fee charged to additional paid in capital	$1,191,749	$—	$1,191,749
Accrual of accrued registration costs charged to additional paid in capital	$3,576	$—	$3,576
Fair value of underwriters’ purchase option charged to additional paid in capital	$883,544	$—	$883,544
Accretion of trust account relating to ordinary shares subject to possible redemption	$138,509	$—	$138,509
See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

China Fundamental Acquisition Corporation ( “CFAC”) was incorporated in Cayman Islands on December 12, 2007 for the purpose of effecting a merger, stock exchange, asset acquisition, reorganization or other similar business combination or contractual arrangements with one or more operating businesses. All activity from December 12, 2007 through December 31, 2008 relates to CFAC’s formation and capital raising activities. CFAC has selected December 31 as its fiscal year end.

CFAC is considered to be a development stage company and as such the financial statements presented herein are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

The registration statement for CFAC's initial public offering ("Offering") was declared effective on May 15, 2008. CFAC consummated the Offering on May 21, 2008 and the over-allotment on May 28, 2008 and received net proceeds of approximately $32.8 million, which includes $1.75 million from the private placement warrants (the “Private Placement Warrants”) described in Note 6. CFAC's management intends to apply substantially all of the net proceeds of the Offering toward consummating a Business Combination. The initial Target Business must have a fair market value equal to at least 80% of the balance in the trust account at the time of such acquisition. However, there is no assurance that CFAC will be able to successfully affect a Business Combination.

An amount of approximately $33.9 million (or approximately $7.97 per unit) of the net proceeds of the Offering and the sale of the Private Placement Warrants was deposited in a Trust Account to be invested in permitted United States government securities and money market funds. There may be released to CFAC from the Trust Account (i) interest income earned on the Trust Account balance to pay any tax obligations of CFAC, and (ii) up to an aggregate amount of $850,000 in interest earned on the Trust Account to fund expenses related to investigation and selecting a Target Business and t CFAC's other working capital requirements. As of December 31, 2008, CFAC has drawn $324,000 from the trust account for operating expenses.

The placing of funds in the Trust Account may not protect those funds from third party claims against CFAC Although CFAC will seek to have all vendors and service providers (which would include any third parties engaged to assist in any way in connection with a search for a target business) and prospective target businesses execute agreements with CFAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements, nor is there any guarantee that, even if such entities execute such agreements, they will not seek recourse against the Trust Account or that a court would not conclude that such agreements are not legally enforceable. CFAC’s Chairman of the Board and Chief Executive Officer have agreed to be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by CFAC for services rendered or contracted for or products sold to CFAC However, there can be no assurance that they will be able to satisfy those obligations. Furthermore, they will not have any personal liability as to any claimed amounts owed to a third party who executed a waiver (including a prospective target business). Additionally, in the case of a prospective target business that did not execute a waiver, such liability will only be in an amount necessary to ensure that public shareholders receive no less than approximately $8.00 per share upon liquidation. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally as referred above, up to an aggregate of $850,000 of interest earned on the Trust Account balance may be released to CFAC to fund working capital requirements and additional amounts may be released to CFAC as necessary to satisfy tax obligations.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations - (continued)

CFAC, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholders' approval. Shareholders that vote against such proposed Business Combination and exercise their redemption rights are, under certain conditions described below, entitled to redeem their share into a pro-rata distribution from the Trust Account (the "Redemption Right"). The actual per share redemption price will be equal to the amount in the Trust Account (inclusive of any interest thereon), calculated as of two business days prior to the proposed Business Combination, divided by the number of shares sold in the Offering, or approximately $7.97 per share based on the value of the Trust Account as of December 31, 2008. As a result of the Redemption Right, $11,867,884 (representing 34.99% of cash held in trust as of closing date of the Offering and over-allotment) has been classified as ordinary shares subject to possible redemption on the accompanying balance sheet as of December 31, 2008. CFAC's shareholders prior to the Offering (“Existing Shareholders”) have agreed to vote their 1,064,062 founding ordinary shares (after repurchase and cancellation of 14,063 shares disclosed in Note 6) in accordance with the manner in which the majority of the ordinary shares offered in the Offering are voted by CFAC's public shareholders ("Public Shareholders") with respect to a Business Combination.

In the event that a majority of the outstanding ordinary shares voted by the Public Shareholders vote for the approval of a Business Combination and holders owning 35% or more of the outstanding ordinary shares do not vote against the Business Combination and do not exercise their Redemption Rights, the Business Combination may then be consummated.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may contemporaneously with or prior to such vote exercise their Redemption Right and their ordinary shares would be cancelled and returned to the status of authorized but un-issued shares. The per share redemption price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the offering. Accordingly, Public Shareholders holding less than 35% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

By a special resolution passed on May 13, 2008, CFAC’s Memorandum and Articles of Association has been amended and restated that CFAC will continue in existence only until 24 months or 36 months (if possible extension is approved) from the completion of the Offering. If CFAC has not completed a Business Combination by such date, its corporate existence will be ceased and it will be dissolved and liquidated for the purposes of winding up its affairs. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering. In connection with any proposed Business Combination submitted for shareholder approval, CFAC will also submit to shareholders a proposal to amend its Certificate of Incorporation to provide for CFAC’s perpetual existence, thereby removing this limitation on CFAC’s corporate life.

Note 2 — Offering and Private Placement of Warrants

In the Offering, effective May 15, 2008 (closed on May 21, 2008), CFAC sold to the public 3,750,000 units (the "Units" or a "Unit") at a price of $8.00 per Unit. On May 28, 2008, CFAC consummated the closing of the sale of 506,250 Units which were sold subject to the over-allotment (“Over-allotment”) option. Net proceeds from the Offering and the Over-allotment for the total of approximately $31.0 million, which was net of $3.0 million in underwriting fees and other offering expenses. Each unit consists of one share of CFAC's ordinary shares and one warrant (a "Warrant").

Simultaneously with the Closing of the Offering, CFAC sold to the Private Placement Investors 1,944,444 Private Placement Warrants for an aggregate purchase price of $1,750,000. See discussion in Note 6.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, CFAC’s functional currency, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Cash and Cash Equivalents

Included in cash and cash equivalents are deposits with financial institutions with maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value.

Concentration of Credit Risk

CFAC maintains cash in a bank deposit account in Hong Kong which is covered by Deposit Protection Scheme protected by Hong Kong SAR Government’s exchange fund. The protection limit of cash balances in the bank deposit account will be unlimited balances until the end of year 2010.

Fair Value Measurements

FASB Statement No. 157, Fair Value Measurement (“SFAS No. 157”) provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. Implementation of SFAS Statement No. 157 did not have an impact on CFAC’s financial results.

The following table presents certain of CFAC’s assets that are measured at fair value as of December 31, 2008. In general, fair values determined by Level 1 inputs utilize quoted prices in active markets and the fair values described below were determined through market, observable and corroborated sources.

Description	31-Dec-08	(Level 1)	31-Dec-07	(Level 1)
Cash and cash equivalents	$312,988	$312,988	$50,003	$50,003
Cash and cash equivalents held in trust	33,980,204	33,980,204	—	—

         In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, CFAC has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities until January 1, 2009 and is evaluating the impact, if any, this standard will have on its financial statements.

Income Taxes

         CFAC follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities, if any, are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. No income tax benefit has been made on the net income of $ 65,478 as Cayman Islands exempted-companies are currently not subject to income taxes within Cayman Islands.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies - (continued)

Earnings Per Share

         CFAC computes earnings (loss) per share (“EPS’) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

         Income (loss) per ordinary share is computed by dividing net income (loss) available to ordinary stockholders by the weighted average number of ordinary shares outstanding during the respective periods. Basic and diluted loss per ordinary share are the same for all periods presented because all potentially dilutive securities are anti-dilutive.

         At December 31, 2008, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 7,264,756 ordinary shares, as follows:

Existing shareholders warrants	1,064,062
Private placement warrants	1,944,444
Public warrants	4,256,250
Total	7,264,756

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Accretion of trust account relating to ordinary share subject to possible redemption

CFAC will record accretion of the income earned in the Trust Account relating to the ordinary share subject to possible redemption based on the excess of the earnings for the period over the amount which is available to be used for working capital and taxes. Since 34.99% of the shares issued in the Offering are subject to possible redemption, the portion of the excess earnings related to those shares will be reflected on the balance sheet as part of “Ordinary shares subject to possible redemption” and is deducted from “additional paid-in capital.” The portion of the excess earnings will also be presented as a deduction from net income on the statement of operations to approximately reflect the amount net income which would remain available to the ordinary shareholders who did not elect to convert their shares to cash.  As of December 31, 2008, no accretion of income subject to possible redemption has been recorded.

 New Accounting Pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. In the event that CFAC completes acquisitions subsequent to its adoption of SFAS 141 (R), the application of its provisions will likely have a material impact on CFAC’s results of operations, although CFAC is not currently able to estimate that impact.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 4 — Public Offering

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interests), and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners as components of equity. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. CFAC does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

On May 21, 2008, CFAC sold to the public 3,750,000 Units at a price of $8.00 per Unit. Each Unit consists of one share of CFAC’s ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrants”). Each Warrant will entitle the holder to purchase from CFAC one share of ordinary shares at an exercise price of $5.00 commencing the later of the completion of a Business Combination and one year from the effective date of the Offering and expiring four years from the effective date of the Offering. CFAC may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, CFAC is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. CFAC will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise.

CFAC paid the underwriters of the Offering underwriting discounts and commissions of $1,050,000 of the gross Offering proceeds and $141,749 of the gross proceeds from the exercise of the over-allotment (discussed below) which closed on May 28, 2008. CFAC and the underwriters have agreed that payment of the balance of the underwriting discounts and commissions of $1,050,000 from the Offering and $141,749 from the over-allotment (aggregating $1,191,749) will not be payable unless and until CFAC completes a Business Combination and the underwriters have waived their right to receive such payment upon CFAC’s liquidation if it is unable to complete a Business Combination. The deferred underwriting fee has been accrued and charged to additional paid-in capital.

  On May 28, 2008, CFAC consummated the sale of 506,250 Units which were sold subject to the over-allotment option. Each Unit sold in the Offering and pursuant to the over-allotment option consisted of one ordinary share, $.001 par value per share, and one Warrant, each to purchase one ordinary share of CFAC. The 4,256,250 Units sold in the Offering, including the 506,250 Units sold subject to the over-allotment option, were sold at an Offering price of $8.00 per Unit, generating gross proceeds of $34,050,000 and net proceeds of $32,241,954.

CFAC issued a unit purchase option, for $100, to the underwriters in the Offering, to purchase up to a total of 225,000 units at an exercise price $10.00 per unit. The units issuable upon exercise of this option are identical to the units offered in the Offering. CFAC accounted for the fair value of the unit purchase option, inclusive of the $100, as an expense of the Offering resulting in a charge directly to shareholders’ equity. CFAC estimated that the fair value of this unit purchase option was $883,544 ($3.93 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 59.58%, (2) risk-free interest rate of 4.16% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon CFAC’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the unit purchase option without the payment of any cash.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 4 — Public Offering (……/Cont’d)

CFAC will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holders of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 5 — Notes Payable to Shareholders

CFAC issued certain unsecured promissory notes in an aggregate principal amount of $40,000 and $30,000 to two of its founders during the period from December 12, 2007 (inception) to December 31, 2008. The notes were non-interest bearing, unsecured and were on demand. Due to the short-term nature of the notes, the fair value of the notes approximated their carrying amounts. As of December 31, 2008, all issued unsecured promissory notes were repaid.

Note 6 — Commitments and Contingencies

CFAC presently utilizes office space provided by Olympic Spring Limited, a related party. CFAC has agreed to pay Olympic Spring Limited, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the effective date of the Offering and ending on the consummation of a Business Combination. Upon consummation of a Business Combination or its liquidation, CFAC will cease paying these monthly fees. Included in general and administrative expenses is $11,250 in costs with respect to this agreement.

Pursuant to letter of agreements which the Existing Shareholders entered into with CFAC and the underwriters, the Existing Shareholders will waive their right to receive distributions with respect to their founding shares upon CFAC’s liquidation.

CFAC’s Private Placement Investors purchased a total of 1,944,444 Private Placement Warrants at $0.90 per Warrant (for an aggregate purchase price of $1,750,000) privately from CFAC. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Private Placement Warrants purchased are identical to the Warrants underlying the Units offered in the Offering except that the Warrants may not be called for redemption and the Private Placement Warrants may be exercisable on a “cashless basis,” at the holder’s option, so long as such securities are held by such purchaser or his affiliates. Furthermore, the purchaser has agreed that the Private Placement Warrants will not be sold or transferred by them, except for estate planning purposes, until after CFAC has completed a Business Combination.

CFAC believed the purchase price of $0.90 per Private Placement Warrant represented the fair value of such warrants on the date of purchase and, accordingly, no compensation expense was recognized in respect to the issuance of Private Placement Warrants at the date of the Offering. CFAC’s basis for concluding that the purchase price of the private placement warrants approximated fair value was based on the trading prices of warrants issued in offerings of similarly-situated public companies. CFAC reviewed the trading prices of nineteen structured blank check initial public offerings in which the issuer sold units similar to those being offered in the Offering. In each of those offerings, the units consisted of one share and one warrant at an offering price of $8.00 per unit, with an exercise price of $5.00 for the warrant. CFAC believed that those issuers are comparable to CFAC because they were structured blank check offerings seeking to complete a business combination, with the same offering structure, same percentage of equity held by management and placed in trust and approximately the same percentage of the unit purchase price held in the trust account.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies - (continued)

CFAC believed that the warrants sold in its offering (and therefore the private placement warrants) were comparable to the warrants sold in the initial public offerings of comparable issuers since they had the same exercise price, the units had the same offering price, the exercise price of the warrants as a percentage of the per unit amount in trust was approximately the same, the warrants were not exercisable at the time of issuance and the warrants will be worthless if the issuer does not complete a business combination. In addition, CFAC noted that the average trading prices and median trading prices of the warrants at the time of separation of the units in the nineteen comparable offerings were $0.94 and $0.67, respectively.

No Warrants issued in connection with the Offering can be net-cash settled. CFAC has no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances.

The Existing Shareholders and the holders of the Private Placement Warrants (or underlying securities) are entitled to registration rights with respect to their ordinary shares and warrants or Private Placement Warrants (or underlying securities) pursuant to an agreement signed on the closing date of the Offering. The Existing Shareholders are entitled to demand that CFAC register their ordinary shares commencing six months after the consummation of a Business Combination. The holders of the Private Placement Warrants (or underlying securities) are entitled to demand that CFAC register these securities commencing upon the consummation of a Business Combination. In addition, the Existing Shareholders and holder of the Private Placement Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after CFAC’s consummation of a Business Combination.

Note 7 — Ordinary and Preferred Shares

Ordinary shares issued and outstanding included an aggregate of 140,625 shares and warrants that were subject to repurchase and cancellation by the initial shareholders to the extent that the underwriters’ over-allotment was not exercised in full so that the initial shareholders collectively would own 20% of the issued and outstanding ordinary shares and warrants after the Offering. On May 28, 2008, Chardan Capital Markets, LLC, the underwriter, completed the exercise of its over-allotment option for a total of 506,250 units. The partial exercise of the over-allotment option generated proceeds of $3,908,250 net of the underwriters' discounts and commissions, including deferred underwriters' discounts and commissions of $141,749. Chardan Capital Markets, LLC waived such over-allotment option with respect to the remaining 56,250 units which such option entitled them to purchase. As a result, 14,063 ordinary shares and warrants were repurchased at nominal cost and cancelled.

As of December 31, 2008, 7,264,756 and 450,000 ordinary shares have been reserved for issuance upon exercise of outstanding warrants and underwriter’s unit purchase option, respectively.

CFAC is authorized to issue 1,000,000 shares of preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters and CFAC’s Amended and Restated Memorandum and Articles of Association will prohibit CFAC, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with CFAC’s ordinary shares on a Business Combination.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Authentic Genius Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Authentic Genius Limited and its Subsidiaries as of August 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended August 31, 2009 and 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Authentic Genius Limited as of August 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended August 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants

New York, New York
November 24, 2009

AUTHENTIC GENIUS LTD. AND SUBSIDIARYIES
CONSOLIDATED BALANCE SHEETS

	August 31,
	2009	2008

ASSETS
Current Assets:
Cash and cash equivalents	$1,895,224	$1,438,074
Accounts receivable, net of allowance for doubtful accounts of $800,865 and $445,220 at August 31, 2009 and 2008, respectively	14,447,402	12,727,729
Other receivables, net of allowance for doubtful accounts of $69,197 and $69,157 at August 31, 2009 and 2008, respectively	234,482	222,636
Advances to suppliers	1,831,154	9,322,928
Inventories	2,866,164	4,982,319
Costs and estimated earnings in excess of billings	5,649,470	1,954,173
Due from the related parties	31,104	420,267
Total Current Assets	26,955,000	31,068,126

Property, plant and equipment, net of accumulated depreciation of $543,554 and $331,951 at August 31, 2009 and 2008, respectively	1,677,484	1,541,073
Intangible asset, net	1,046,740	1,073,418
Restricted cash	237,531	—
Prepaid expense - Long-term	3,637	5,298

Total Assets	$29,920,392	$33,687,915

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Short-term loans	$730,866	$730,439
Accounts payable and accrued expenses	4,099,650	5,364,128
Advances from customers	452,821	5,584,255
Taxes payable	5,144,881	2,427,542
Other payables	1,008,152	124,727
Billings in excess of costs and estimated earnings	541,126	11,148,832
Due to related parties	—	156,606
Total Current Liabilities	11,977,496	25,536,529

Stockholders' Equity:
Common stock ($0.129 par value, 10,000 shares authorized, 10,000 issued and outstanding)	1,290	1,290
Additional paid in capital	3,572,301	3,576,373
Statutory surplus reserves	2,674,537	1,122,095
Retained earnings	10,872,455	2,641,108
Accumulated other comprehensive income	822,313	810,520
Total Stockholders' Equity	17,942,896	8,151,386
Total Liabilities and Stockholders' Equity	$29,920,392	$33,687,915

See notes to audited consolidated financial statements

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended August 31,
	2009	2008

Sales
Machinery sales	$42,049,311	$35,869,810
Technical service	2,572,848	363,629
Total sales	44,622,159	36,233,439

Cost of goods sold	31,299,414	30,178,641
Gross profit	13,322,745	6,054,798

Operating expenses:
General and administrative expenses	2,167,525	1,551,256
Selling expenses	258,554	144,727
Total operating expenses	2,426,079	1,695,983

Income from operations	10,896,666	4,358,815

Other expenses:
Interest expense	(21,574)	(24,844)
Bank expense	(11,876)	(19,329)
Foreign currency exchange loss	(203,761)	—
Other expense	(36,508)	(3,303)
Total other expenses	(273,719)	(47,476)

Income before income taxes	10,622,947	4,311,339

Income taxes	839,158	371,986

Net income	9,783,789	3,939,353

Other comprehensive income:
Unrealized foreign currency translation adjustment	11,793	563,716

Comprehensive income	$9,795,582	$4,503,069

See notes to audited consolidated financial statements

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF THE STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional	Statutory Surplus	Retained (Deficits)	Accumulated Other
	Shares	Amoount	Shares	Amoount	Paid-in Capital	Reserves	Earnings	Comprehensive Income	Total

Balance, September 1, 2008	—	$—	10,000	$1,290	$3,576,373	$438,915	$(615,065)	$246,804	$3,648,317
Appropriation to statutory surplus reserves	—	—	—	—	—	683,180	(683,180)	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	3,939,353	—	3,939,353
Unrealized foreign currency translation adjustment	—	—	—	—	—	—	—	563,716	563,716
Subtotal									4,503,069

Balance, August 31, 2008	—	—	10,000	1,290	3,576,373	1,122,095	2,641,108	810,520	8,151,386

Recapitalization	—	—	—	—	(4,072)	—	—	—	(4,072)
Appropriation to statutory surplus reserves	—	—	—	—	—	1,552,442	(1,552,442)	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	9,783,789	—	9,783,789
Unrealized foreign currency translation adjustment	—	—	—	—	—	—	—	11,793	11,793
Subtotal									9,795,582

Balance, August 31, 2009	—	$—	10,000	$1,290	$3,572,301	$2,674,537	$10,872,455	$822,313	$17,942,896

See notes to audited consolidated financial statements

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended August 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,783,789	$3,939,353
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	240,209	169,134
Bad debt expense	355,130	228,277
Others	(4,072)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,066,133)	(4,600,412)
Other receivables	(11,425)	590,023
Advances to suppliers	7,491,849	(4,403,824)
Inventories	2,117,548	(1,527,956)
Costs and estimated earnings in excess of billings	(3,691,505)	(121,192)
Prepaid expense - Short-term	—	187,240
Accounts payables and accrued expenses	(1,266,707)	197,194
Other payables	837,845	6,841
Advances from customers	(5,131,017)	2,677,148
Taxes payable	2,713,973	838,197
Billings in excess of costs and estimated earnings	(10,606,612)	3,724,867
Total adjustments	(9,020,917)	(2,034,463)

Net cash provided by operating activities	762,872	1,904,890

CASH FLOWS FROM INVESTING ACTIVITIES
Intangible assets	—	(1,042,651)
Purchase of property, plant and equipment	(346,669)	(1,095,555)

Net cash used in investing activities	(346,669)	(2,138,206)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term loans	(730,342)	(279,071)
Proceeds from short-term loans	730,342	976,748
Restricted cash	(237,361)	—
Due from related parties	389,129	(309,957)
Due to related parties	(156,585)	149,582

Net cash (used in) provided from financing activities	(4,817)	537,302

NET INCREASE IN CASH	411,386	303,986

EFFECT OF EXCHANGE RATE CHANGES ON CASH	45,764	937,524

CASH, BEGINNING OF YEAR	1,438,074	196,564

CASH, END OF YEAR	$1,895,224	$1,438,074

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$31,281	$29,801
Income tax paid	$99,086	$99,747

See notes to audited consolidated financial statements

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the financial statements of Authentic Genius Limited (referred to herein as “AGL”), its subsidiary, and variable interest entities (“VIEs”), where AGL is deemed the primary beneficiary.  AGL, its consolidated subsidiary and VIEs are collectively referred to herein as the “Company”, “we” and “us”.

Authentic Genius Limited (“AGL”) was incorporated in Hong Kong as a holding company on June 22, 2009.  AGL incorporated a wholly owned subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”) in Beijing, People’s Republic of China (“PRC”), as a wholly foreign owned enterprise (“WFOE”) on August 3, 2009.

On August 25, 2009, BXFI entered into contractual agreements with Beijing Wowjoint Machinery Co., Ltd. (“BWMC”) and its shareholders, as described below, by which BXFI is deemed the primary beneficiary of BWMC and BWMC being deemed a subsidiary of AGL under the requirements of the U.S. generally accepted accounting principles ("GAAP").

Based on the contractual agreements, BXFI provides consulting services to BWMC and is entitled to (1) receive a substantial portion of the economic benefits from BWMC; (2) exercise effective control over BWMC and (3) has an exclusive option to purchase all or part of the equity interest in BWMC when and to the extent permitted by the PRC laws. By the virtue of the contractual agreements, BXFI consolidates the operating results, assets and liabilities in BWMC’s financial statements.

The followings are brief description of contracts entered between BXFI and BWMC:

(1) Exclusive Technical Consulting and Services Agreement.  BXFI entered into an Exclusive Technical Consulting and Service Agreement with BWMC, pursuant to which, BXFI exclusively provides consulting services to BWMC in exchange for a substantial amount of services fees.  This agreement enables the transfer of substantial portion of economic interests from BWMC to BXFI.

(2) Equity Pledge Agreement.  BXFI, BWMC and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BWMC has pledged all of its equity interests in BWMC to BXFI to guarantee the payment of service fees under the Exclusive Technical Consulting and Service Agreement.

(3) Voting Rights Proxy Agreement.  BXFI and shareholders of BWMC have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BWMC has granted to BXFI and its designated person the power to exercise all voting rights of such shareholder.

(4) Exclusive Purchase Option Agreement.  BXFI and shareholders of BWMC have entered into an Exclusive Call Option Agreement, pursuant to which, each of the shareholders of BWMC has irrevocably and unconditionally granted BXFI or its designated person an exclusive call option to purchase, at any time if and when permitted by the PRC laws, all or any portion of the equity interests in BWMC at the price equal to five percent (5%) of the actual capital contribution made by each shareholder.

BWMC was incorporated on March 3, 2004 in Beijing, PRC as a limited liability company. On September 20, 2006, BWMC registered a 100% wholly owned branch, Beijing Wowjoint Machinery Co., Ltd Tongzhou Branch  (the “Branch”) in Tongzhou District, Beijing, PRC.

BWMC is in the business of design, manufacturing and sales of a complete line of portable, re-locatable and stationary non-standard heavy duty construction equipment and machinery used in various engineering fields, such as bridge, road and railway construction, as well as in areas of heavy capacity lifting and transporting of concrete beams, boats, shipping containers.  Its product line includes launching gantries, tyre trolleys, special carriers, marine hoists and other special purpose equipment used in the lifting and carrier of heavy equipment.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with the generally accepted accounting principles in the United States (“GAAP”). The basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in accordance with the accounting principles of PRC (“PRC GAAP”). The Company’s functional currency is the Chinese Renminbi (RMB); however the accompanying consolidated financial statements have been translated and presented in United States Dollars (USD). All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates, and such differences may be material to the financial statements. Significant estimates include the allowance for doubtful accounts, the allowance for obsolete inventory, the useful lives of plant and equipment, intangible assets, long-term prepaid expense, and accruals for taxes due.

Principals of Consolidation

The consolidated financial statements include the accounts of AGL, BXFI, BWMC and the Branch. All material inter-company accounts, transactions and profits have been eliminated in consolidation.

According to GAAP, a variable interest entity (VIE) is required to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the Company is the primary beneficiary of these entities. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated statements of operations from the effective date of acquisition.

The assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entities were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:
•	Carrying amounts of the VIE are consolidated into the financial statements of BXFI as the primary beneficiary (referred as “Primary Beneficiary” or “PB”)
•	Inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety
•	There is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions mainly in the PRC. Balances at financial institutions or state-owned banks within the PRC are not covered by insurance. Non-performance by these institutions could expose the Company to losses for amounts in excess of insured balances. At August 31, 2009 and 2008, the Company's bank balances held in Chinese institutions of approximately $1.9 million and $1.4 million, respectively, were uninsured. The Company has not experienced, nor does it anticipate, non-performance by these institutions.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Accounts Receivable

The Company records accounts receivable net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customers’ historical payment history, its current credit-worthiness and current economic trends. The amount of the provision, if any, is recognized in the consolidated statements of operations within the general and administrative expenses. Accounts are written off after appropriate collection efforts are conducted. The allowance for doubtful accounts for the years ended August 31, 2009 and 2008 are $800,865 and $445,220, respectively.

Inventories

Inventories are stated at the lower of cost or market utilizing the moving average method. Costs of finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. An allowance is established when management determines that the carrying value of certain inventories may not be realizable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates and reflected in cost of sales. There were no allowances deemed necessary by management as of August 31, 2009 and 2008.

Plant and Equipment

Plant and equipment is recorded at cost and depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of the assets, are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations. In accordance with GAAP, the Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Construction in Progress

Construction in progress consists of costs incurred for construction projects that have not yet been completed. These predominantly relate to the Company's expansion of its retail stores. Once these projects are completed, the costs will be transferred to the appropriate property, plant and equipment category.

Impairment of Long-lived Assets

In accordance with GAAP, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the assets estimated fair value and its book value. The Company did not consider it necessary to record any impairment charges during the years ended August 31, 2009 and 2008.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted ASC 820-Fair Value Measurements and Disclosure or ASC 820 for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

Cash and cash equivalents include money market securities and commercial paper that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

In addition, the Company did not elect the fair value options for any of its qualifying financial instruments.

Revenue Recognition

The Company generates revenue from the design, engineering, manufacturing and sales of customized heavy lifting and carrier equipment used in various engineering and construction of bridge, highways, railway and other applications requiring the lifting and carrying capability.

The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin 104 for revenue recognition.  In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  The following policies reflect specific criteria for the various revenues streams of the Company:

In accounting for long-term engineering and construction-type contracts, the Company follows the provisions of the AICPA’s Statement of Position 81-1—Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company recognizes revenues using the percentage of completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. This method of revenue recognition requires the Company to prepare estimates of costs to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule, the cost of materials and labor, and productivity; and the impact of change orders, liability claims, contract disputes, and achievement of contractual performance standards which may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings", represents billings in excess of revenues recognized.

Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue. Deferred revenue as of August 31, 2009 and 2008 amounted to $452,821 and $5,584,255 respectively.

The Company also generates technical service incomes in accordance with terms stated in the agreements with its customers.

The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and a sales discount is normally not granted after products are delivered.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Advertising Expenses

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising expenses as incurred and classifies these expenses under selling expenses, which amounted to $46,739 and $45,879 for the years ended August 31, 2009 and 2008, respectively.

Research and Development

The Company expenses all research and development expenses as incurred and classifies these expenses under general and administrative expenses, which amounted to $2,953 and $46,406 for the years ended August 31, 2009 and 2008, respectively.

Income Taxes

The Company is subject to the Income Tax Law of the People’s Republic of China. Income taxes are accounted for under FASB ASC-740 Income Taxes or ASC 740. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Any deferred tax assets and liabilities would be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) Law of China replaced the existing China laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate that was applicable to both DES and FIEs. The two year tax exemption, three year 50% tax reduction tax holiday for production-oriented FIEs was eliminated.

The Company has received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for the corporate enterprise income tax for the years ended 2009 through 2008. The reduced income tax rate for the company is 7.5% and will be effective until December 31, 2009.

In addition, the Company is required to pay 17% value added taxes (VAT) at the machinery sales and to pay 5% business tax at the service incomes. The city construction taxes and educational taxes are based on 7% and 3% of the value added taxes and business taxes. The Company had accrued these taxes liabilities for the years ended August 31, 2009 and 2008.

Accumulated Other Comprehensive Income

As of August 31, 2009, the accounts of BWMC were maintained and its financial statements were expressed in Chinese Renminbi (RMB). Such financial statements were translated into United States Dollars (USD) in accordance with GAAP, with the RMB as the functional currency. All balance sheet items, assets and liabilities are translated at the current exchange rates of the balance sheet dates, shareholders’ equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with GAAP as a component of shareholders’ equity.

During the years ended August 31, 2009 and 2008, the transactions of BWMC were denominated and recorded in RMB at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Accumulated other comprehensive income consisted of unrealized gains or losses resulting from the translation of financial statements from RMB to US dollars. For the fiscal year ended August 31, 2009 and 2008, the unrealized foreign currency translation adjustments were a gain of $11,793 and $563,716, respectively.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Statement of Cash Flows

In accordance with GAAP, cash flows from the Company’s operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment Reporting

GAAP requires the use of the management approach model for segment reporting. The management approach model is based on how a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Based on this model, the Company has one reportable business segment, manufacture and marketing non-standard heavy lifting and carrying equipment in China.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy. The Company’s business may be influenced by changes in PRC governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Recent Accounting Pronouncements

Accounting Standards Codification: In July 2009, the Financial Accounting Standards Board (“FASB”) issued standards that established the FASB Accounting Standards Codification (“ASC” or “Codification”) as the single source of authoritative US GAAP for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date, including FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The FASB uses Accounting Standards Updates (“ASU”) to amend the ASC. The Codification was effective for interim and annual periods ending after September 15, 2009.

In December 2007, the FASB issued a standard that established new standards to govern the accounting for, and reporting of, non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Non-controlling interest will be reported as part of equity in the consolidated financial statements. Losses will be allocated to the noncontrolling interest and, if control is maintained, changes in ownership interests will be treated as equity transactions. Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings. This new standard was effective for periods beginning after December 15, 2008. The Company has adopted and evaluated this standard and determined that there was no impact as of August 31, 2009 and 2008.

In March 2008, the FASB issued a standard that is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has evaluated the new standard and determined that there was no impact as of August 31, 2009 and 2008.

In May 2009, the FASB issued a standard that established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company has adopted this statement.

On June 16, 2008, the FASB issued a standard to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. The new standard determines that unvested share-based payment awards that contain rights to dividend payments should be included in earning per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. The Company has adopted and evaluated the new standard and determined that there was no impact as of August 31, 2009 and 2008.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 3 – ACCOUNTS RECEIVABLE

The Company’s policy is to maintain reserves for potential credit losses for accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

As of August 31, 2009 and 2008, accounts receivable consisted of the following:

	August 31,
	2009	2008
Accounts receivable	$15,248,267	$13,172,949

Less: Allowance for doubtful accounts	(800,865)	(445,220)
Accounts receivables, net	$14,447,402	$12,727,729

Note 4 – ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of August 31, 2009 and 2008, the advances to suppliers amounted to $1,831,154 and $9,322,928 respectively.

Note 5 –INVENTORIES

Inventories at August 31, 2009 and 2008 are summarized as follows:

	August 31,
	2009	2008
Raw materials	$2,722,380	$4,194,119
Finished goods	143,784	788,200
Total	$2,866,164	$4,982,319

Note 6 – PLANT AND EQUIPMENT

As of August 31, 2009 and 2008, the plant and equipment consisted of the following:

	Estimated Useful Life (Years)	August 31,
		2009	2008
Plant	20	$1,283,639	$985,856
Furniture and fixtures	5	157,099	134,064
Equipment	5	543,789	529,862
Automobiles	5	236,511	223,242
		2,221,038	1,873,024
Less: Accumulated depreciation		(543,554)	(331,951)
Plant and equipment, net		$1,677,484	$1,541,073

Plant and equipment are recorded at cost basis. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Depreciation for financial reporting purposes is provided using the straight line method over the estimated useful lives of the assets. The Company had depreciation expenses of $211,258 and $150,195 for the years ended August 31, 2009 and 2008, respectively.

Note 7 – INTANGIBLE ASSETS

Land Use Right
According to the laws of the PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 40 years.

The Company obtained the land use right from the local government during the year ended August 31, 2008.  The land use right was recorded at cost of $1,092,250 (RMB 7,474,303.15) as of August 31, 2009.

As of August 31, 2009 and 2008, the land use rights consisted of the following:

	August 31,
	2009	2008
Land use rights	$1,092,250	$1,091,612
Less: Accumulated amortization	(45,510)	(18,194)
	$1,046,740	$1,073,418

Total amortization expenses of land use right for the years ended August 31, 2009 and 2008 amounted to $27,287 and $17,377, respectively.

Amortization expenses of the intangible asset for the next five years after August 31, 2009 are as follows:

Year ended August 31, 2010	$27,287
Year ended August 31, 2011	27,287
Year ended August 31, 2012	27,287
Year ended August 31, 2013	27,287
Year ended August 31, 2014	27,287
Thereafter	910,305
$1,046,740

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 8 – SHORT-TERM LOANS

As of August 31, 2009 and 2008, the short-term loans were as follows:

	August 31,
Description	2009	2008

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 7.47% annually, due by November 11, 2008, with the collateral of buildings and land use rights.	$—	$438,263

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 30, 2008, with the collateral of buildings and land use right.	—	292,176

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 31, 2009, with the collateral of buildings and land use right.	730,866	—
	$730,866	$730,439

The interest expense was $21,574 and $24,844 for the years ended August 31, 2009 and 2008, respectively.

Note 9 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At August 31, 2009 and 2008, accounts payable and accrued expenses were $4,099,650 and $5,364,128, respectively. Accounts payable is primarily payments due to suppliers and vendors. Items included in accounts payable and accrued expenses are the following:

	August 31,
	2009	2008
Accounts payable	$3,955,624	$5,195,570
Accrued expenses	—	15,413
Payroll and welfare payables	2,041	25,399
Contingent liabilities	141,985	127,746
Total	$4,099,650	$5,364,128

Note 10 – OTHER PAYABLES

As of August 31, 2009 and 2008, other payables comprised of the following:

	August 31,
	2009	2008
Payable to employees	$826,597	$978
Payable to other companies	181,555	123,749
Total	$1,008,152	$124,727

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 11 – TAX PAYABLES

As of August 31, 2009 and 2008, tax payables are summarized as follows:

	August 31,
	2009	2008
VAT tax payables	$4,188,470	$2,203,098
Income tax and other taxes payables	956,411	223,944
Total taxes payable	$5,144,881	$2,427,542

Note 12 – INCOME TAXES

The Company’s only operation is currently conducted in the PRC.

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, Chinese companies are subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which is comprised of 30% national income tax and 3% local income tax. Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”).

The key changes are:

a. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%; and

b. Companies established before March 16, 2008 will continue to enjoy tax holiday treatment approved by the local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

The Company is a high technology company and enjoys the benefit of a reduced income tax rate at 15%. The applicable new EIT for the Company is 7.5% for the years ended August 31, 2009 and 2008. The Company incurred an income tax expense of $839,158 and $371,986 for the years August 31, 2009 and 2008. The Company paid $99,086 and $99,747 of income taxes for the years ended August 31, 2009 and 2008.

Note 13 – RELATED PARTIES TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The due from/to related parties represented the advances from or to the Company’s shareholders.

The amounts were unsecured, non-interest bearing and due on demand. As of August 31, 2009 and 2008, amount due from related parties amounted to $31,104 and $420,267, respectively. As of August 31, 2009 and 2008, due to related parties amounted to $0 and $156,606, respectively.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 14 – COST AND ESTIMATED EARNINGS AND BILLINGS

The current assets, “costs and estimated earnings in excess of billings” on contract, represent revenues recognized in excess of the amount billed. :

	August 31,
	2009	2008
Contract costs incurred plus recognized profits less recognized losses to date	$29,414,979	$16,017,440
Less: Progress billings to date	(23,765,509)	(14,063,267)
Costs and estimated earnings in excess of billings	$5,649,470	$1,954,173

The current liability, “billings in excess of costs and estimated earnings” on contract, represents the amount billed in excess of revenues recognized. :

	August 31,
	2009	2008
Progress billings to date	$1,314,681	$13,665,654
Less: Contract costs incurred plus recognized
Profits less recognized losses to date	(773,555)	(2,516,822)
Billings in excess of costs and estimated earnings	$541,126	$11,148,832

Note 15 – MAJOR CUSTOMERS AND VENDORS

There were four vendors from which the Company purchased more than 10% of its raw materials for the fiscal year ended August 31, 2009, with each vendor individually accounting for about 23%, 22%, 14%, and 12%. Accounts payable to each vender as of August 31, 2009, was $0, $47,214, $0, and $0 respectively.

There was one vendor from which the Company purchased more than 10% of its raw materials for the fiscal year ended August 31, 2008, accounting for about 13%.  Accounts payable to the vender was $178,519 as of August 31, 2008.

There were two customers that accounted for over 10% of the total sales for the fiscal year ended August 31, 2009, with each customer individually accounting for about 46%and 16%. Accounts receivable from the two customers as of August 31, 2009, was $158,136 and $1,529,118 respectively.

There were four customers that accounted for over 10% of the total sales for the fiscal year ended August 31, 2008, with each customer individually accounting for about 26%, 20%, 15% and 13%. Accounts receivable from these four customers as of August 31, 2008, was $2,025,697, $3,860,005, $2,161,832 and $982,141, respectively.

Note 16 – STATUTORY RESERVE AND STATUTORY COMMON WELFARE FUND

As stipulated by the Company Law of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;

ii.
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

iii.
Allocations of 5 to 10% of income after tax, as determined under PRC accounting rules and regulations, to the Company’s “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company’s employees; and

iv.	Allocations to the discretionary surplus reserve, if approved in the stockholders’ general meeting.

In accordance with the Chinese Company Law, the company has allocated 10% of its annual net income, amounting to $1,552,442 and $683,180, as statutory reserve for the years ended August 31, 2009 and 2008, respectively.

According to the new Company Law of the PRC executed in 2006, the Company is no longer required to reserve the “Statutory common welfare fund”. Accordingly, the Company did not reserve the common welfare fund as of August 31, 2009 and 2008.

Note 17 – SHAREHOLDERS’ EQUITY

BWMC was incorporated in the PRC as a limited company, whereas each of its shareholders owns a percentage of the equity ownership in lieu of a number of ordinary shares. As of August 31, 2009, BWMC has eight shareholders forming 100% equity ownership. Since its capital structure is in a percentage of equity ownership in lieu of the number of ordinary shares, we have categorized the value of ownership as “share capital”.

ANNEXES

A	-	Share purchase agreement

B	-	Second Amended and Restated Memorandum and Articles of Association for CFAC

Annex A

SHARE PURCHASE AGREEMENT

by and among

CHINA FUNDAMENTAL ACQUISITION CORPORATION (“Buyer”)

THE ENTITIES AND INDIVIDUALS LISTED ON SCHEDULE A-1 AND SCHEDULE A-2 HERETO

(“Sellers”)

THE INDIVIDUALS LISTED ON SCHEDULE A-3 HERETO

(“Founders”)

 GIANT NOVA HOLDINGS LIMITED (“BVI Company”)

AUTHENTIC GENIUS LIMITED (“Hong Kong Company”)

BEIJING XIN FU INDUSTRY CONSULTING CO., LTD. (北京信赋兴业咨询有限公司, “WFOE”)

and

BEIJING WOWJOINT MACHINERY CO., LTD. (北京万桥兴业机械有限公司, “Domestic Company”)

Dated November 30, 2009

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT is dated as of  November 30, 2009 (this “Agreement”) by and among China Fundamental Acquisition Corporation, a Cayman Islands company (“Buyer”), Giant Nova Holdings Limited, a British Virgin Islands company (“BVI Company”), Authentic Genius Limited, a Hong Kong company (“Hong Kong Company”), Beijing Xin Fu Industry Consulting Co., Ltd., a wholly owned foreign enterprise incorporated under the laws of the PRC (北京信赋兴业咨询有限公司, “WFOE”), Beijing Wowjoint Machinery Co., Ltd., a limited liability company incorporated under the laws of the PRC (北京万桥兴业机械有限公司, “Domestic Company”,  together with BVI Company, Hong Kong Company and WFOE, the “Company Group”), the shareholders of the BVI Company set forth on Schedule A-1 hereto (“BVI Shareholders”), the shareholder of the Hong Kong Company set forth on Schedule A-2 hereto (“Hong Kong Shareholder”, together with the BVI Shareholders, the  “Sellers”) and the individuals set forth on Schedule A-3 hereto (“Founders”).

WITNESSETH:

WHEREAS, the Company Group is engaged primarily in the business of design, engineering, manufacturing, sales, installation, and R&D of non-standard and customized heavy lifting and moving equipment and technical consultation on the development and maintenance of railways (high speed & conventional), highways, bridges and other lifting and carrying applications worldwide;

WHEREAS, the BVI Shareholders own all of the outstanding capital shares of the BVI Company and the Hong Kong Shareholder owns all of the outstanding capital shares of the Hong Kong Company;

WHEREAS, Buyer’s Board of Directors, the BVI Company’s Board of Directors  and the Hong Kong Company’s Board of Directors have determined that it is in the best interest of Buyer, the BVI Company and the Hong Kong Company, respectively, and their respective shareholders, to consummate the transactions provided for in this Agreement and approved the transactions set forth herein pursuant to which Buyer will, on the terms and subject to the conditions set forth in this Agreement, purchase all of the outstanding ordinary shares of the BVI Company, par value $0.01 per share and all of the outstanding ordinary shares of the Hong Kong Company, par value HK$1.00 per share (together, the “Company Ordinary Shares”), from the Sellers, in exchange for which Buyer will issue certain ordinary shares of Buyer, par value $0.001 per share (the “Buyer Ordinary Shares”) to the Sellers;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Buyer’s willingness to enter into this Agreement, the respective parties thereto are entering into a share purchase agreement with respect to purchase of the equity interest of the Domestic Company in the future; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Transaction and also to prescribe certain conditions to the Transaction.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1      Defined Terms.  Capitalized terms used in this Agreement, the Exhibits and Schedules to this Agreement, the Buyer Disclosure Statement and the Company Disclosure Statement shall have the meanings specified in Exhibit A.

Section 1.2      Rules of Construction.  The rules of construction specified in Section 9.14 hereof shall apply to this Agreement, the Exhibits and Schedules to this Agreement, the Buyer Disclosure Statement and the Company Disclosure Statement.

ARTICLE II

THE CLOSING

Section 2.1     Purchase and Sale.  At the Closing and on the terms and subject to the conditions set forth in this Agreement:

(a)           Sellers shall (i) sell, transfer, assign and convey to Buyer, and Buyer shall purchase from Sellers, all of Sellers’ right, title and interest in and to the Company Ordinary Shares, and (ii) deliver all certificates, opinions, and other agreements and instruments contemplated by this Agreement and the other Transaction Documents.

(b)           Subject to the adjustment that may be made to the Closing Shares in accordance with Sections 2.1(c), 2.3 and 2.4 hereof, Buyer shall issue and sell to each of the Sellers such number of Buyer Ordinary Shares as set forth opposite to each Seller’s name on Schedule A-1 and Schedule A-2 (collectively，the “Closing Shares”), and deliver all certificates, opinions, and other agreements and instruments contemplated by this Agreement or the other Transaction Documents; provided that the Net Income (as defined in Exhibit A) of the Company Group in the fiscal year ended on August 31, 2009 achieves or exceeds US$9,500,000 (“Net Income Target”) based on its consolidated financial statements audited in accordance with GAAP.

(c)           In the event that the Company Group fails to meet the Net Income Target by more than five percent (5%), i.e. the Net Income of the Company Group in the fiscal year ended on August 31, 2009 on a consolidated basis is less than US$9,025,000, the number of the Closing Shares issuable to the Sellers at the Closing shall be determined in accordance with the following formula: 5,700,000×(X/ US$9,500,000).  For the purpose of the above formula, “X” shall mean the actual Net Income of the Company Group in the fiscal year ended on August 31, 2009.

Section 2.2      Closing.  The closing of the Transaction (the “Closing”) shall take place at the office of Broad & Bright Law Firm, Suite 701, CBD International Plaza, No.16 Yong’andongli, Jianguomenwai Avenue, Chaoyang District, Beijing, PRC at 10:00 a.m., local time, on a date to be specified by the Sellers and Buyer (the “Closing Date”) which shall be no later than the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article III (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date or time as the Sellers and Buyer hereto agree in writing.  In the event that the Closing fails to take place on or prior to the Termination Date, any party hereto may terminate this Agreement subject to the conditions outlined in  Section 8.1 (b) hereof.

Section 2.3      Adjustment of Shares.

(a)             The Closing Shares and the Additional Shares (as defined in Section 2.4 below) (if any) shall be adjusted from time to time as follows:

(i)           In the event the outstanding Buyer Ordinary Shares shall be subdivided or reclassified into a greater number of Buyer Ordinary Shares, the number of the Closing Shares and the Additional Shares (if any) issued or issuable at the close of business on the day upon which such subdivision or reclassification becomes effective shall be equitably and proportionately increased, and conversely, in case outstanding Buyer Ordinary Shares shall each be combined or reclassified into a smaller number of Buyer Ordinary Shares, the number of the Closing Shares and the Additional Shares (if any) issued or issuable at the close of business on the day upon which such combination or reclassification becomes effective shall be equitably and proportionately reduced, such increase or reduction, as the case may be, to become effective immediately prior to the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(ii)           In connection with any such subdivision or reclassification into a greater number of Buyer Ordinary Shares, the Additional Shares issuable upon the occurrence of the event described in Section 2.4 below shall be equitably and proportionately increased and, conversely, in connection with any such combination or reclassification into a smaller number of Buyer Ordinary Shares, the Additional Shares distributable upon the occurrence of the event described in Section 2.4 below shall be equitably and proportionately reduced.  For example, for purposes of clarity, (x) in the case of a 1-for-2 stock split of Buyer Ordinary Shares, the Additional Shares distributable upon the occurrence of the event described in Section 2.4 below shall be increased from 2,800,000 to 5,600,000 and (y) in the case of a 2-for-1 stock combination of Buyer Ordinary Shares, the Additional Shares distributable upon the occurrence of the event described in Section 2.4 below shall be reduced from 2,800,000 to 1,400,000.

(b)           Without limiting the specificity of any of the foregoing, it is the intent of the parties to provide for fair and equitable adjustments to the Closing Shares and the Additional Shares (if any) to preserve the economic benefits intended to be provided to the Sellers under the terms of this Agreement in the event there is any change in or conversion of the Buyer Ordinary Shares and, accordingly, the Buyer Board of Directors shall make appropriate equitable adjustments in connection therewith, as determined in the good faith judgment of the Buyer Board of Directors.

(c)           Neither Buyer, the Sellers, the Founders nor any Affiliate thereof shall take any action, directly or indirectly, with the intent or effect of influencing or manipulating the market prices of Buyer Ordinary Shares during any measurement period described in this Agreement.

Section 2.4      Adjustment to Closing Shares.  In the event that, after redemption (if any) of the Buyer Ordinary Shares by certain existing shareholders of Buyer that elect to do so in connection with the Transaction contemplated herein, the amount of funds available to the Surviving Company in the Trust Account plus any new capital raised by the Surviving Company and/or the Company Group with the assistance of the Sponsors (as defined below) immediately after the Closing but before paying any Closing Expenses (collectively, “Available Funds”) is equal to or less than US$1,250,000, Buyer shall issue additional 2,800,000 Buyer Ordinary Shares (the “Additional Shares”) to the Sellers, allocated among the Sellers in such numbers as set forth in Schedule A-1 and Schedule A-2 hereof respectively; provided that the Surviving Company and the Company Group shall bear all Closing Expenses; and provided, further, that in the event the number of the Closing Shares are adjusted in accordance with Section 2.1(c), the number of the Additional Shares shall also be adjusted proportionally.  The parties hereto further agree and acknowledge that they shall proceed with and complete the Transaction contemplated herein even if there is no Available Funds in the Trust Account at the Closing despite the good efforts of the parties to maximize the Available Funds.

Section 2.5      Adjustment to Buyer Ordinary Shares Owned by Sponsors.  In the event that the gross Available Funds (before paying any Closing Expenses) immediately after the Closing is equal to or less than US$8,000,000, the Buyer shall cause Chun Yi Hao and Hope Ni (collectively, the “Sponsors”) to deposit an aggregate of 421,875 Buyer Ordinary Shares (the “Sponsor Earn-Out Shares”) owned and held by the Sponsors into an escrow account, and such shares shall be released immediately upon satisfaction of one of the following conditions:

(a)           The Sponsors have helped the Company Group or the Surviving Company, either prior to or after the Closing, complete one or a series of financings that have raised, in an accumulative amount including the Available Funds, no less than US$8,000,000 based on such a valuation of Wowjoint for the purpose of financing(s) that is acceptable to Wowjoint or to the combined company; or

(b)           Within 10 months after the Completion of the Restructuring (as defined below), Buyer shall introduce at least 5 institutional investors to meet with the Company Group for the purpose of negotiating an investment in the Company Group or the Surviving Company.  The Sponsors shall use their reasonable best efforts to help the Company Group or the Surviving Company complete such financing on or prior to May 20, 2010.

The Sponsors further acknowledge and agree that they will not participate in any dividend distribution of the Company Group unless and until such dividend distribution becomes payable to other shareholders of the Surviving Company including public shareholders.

The Sponsors further agree that in the event the Sponsors are required to deposit their Sponsor Earn-Out Shares in an escrow account as set forth in the first paragraph of this Section 2.5, the Sponsors, the Surviving Company and an escrow agent shall enter into an escrow agreement to be mutually agreed by the parties thereto.

Section 2.6      Seller Earn-Out Shares.   The parties agree that if the Surviving Company achieves or exceeds the performance target as set out in this Section 2.6 (a) through (c) below following the Closing, up to 500,000 Buyer Ordinary Shares (“Seller Earn-Out Shares”) shall be issued to Realink Group Limited (“Realink”), one of the Sellers, at no cost.

(a)           200,000 Buyer Ordinary Shares shall be issued to Realink in the event the closing per share prices (or the closing bid, if no sales are reported) of the Buyer Ordinary Shares traded on the OTC Bulletin Board or any national securities exchanges where the Buyer Ordinary Shares are traded are at or above US$10.00 for 180 days (such 180 days may be calculated on a non-consecutive basis) out of 360 days during the period from the Closing Date to the second anniversary of the Closing Date.

(b)           200,000 additional Buyer Ordinary Shares shall be issued to Realink in the event the closing per share prices (or the closing bid, if no sales are reported) of the Buyer Ordinary Shares traded on the OTC Bulletin Board or any national securities exchanges where the Buyer Ordinary Shares are traded are at or above US$13.80 for 180 days (such 180 days may be calculated on a non-consecutive basis) out of 360 days during the period from the Closing Date to the third anniversary of the Closing Date.

(c)           100,000 additional Buyer Ordinary Shares shall be issued to Realink in the event the average daily trading volume of Buyer Ordinary Shares on the OTC Bulletin Board or any national securities exchanges where the Buyer Ordinary Shares are traded, according to www.finance.yahoo.com, is no less than 200,000 shares for 3 consecutive months during the period from the Closing Date to the second anniversary of the Closing Date.

For avoidance of doubt, if any of the foregoing targets is not achieved, the Seller Earn-Out Shares corresponding to such target shall not be issued.

The parties further agree that the Company will enter into a separate agreement with Realink Group Limited in the form and substance attached hereto as Exhibit B to specify the terms and conditions with respect to the Seller Earn-Out Shares.

ARTICLE III

CONDITIONS TO CLOSING

Section 3.1      Conditions to Each Party’s Obligation to Effect the Transaction.  The respective obligations of each Party to effect the Transaction are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)           No Injunctions or Illegality.  No statute, rule, regulation, executive order, decree or ruling shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Transaction illegal or otherwise prohibiting consummationof the Transaction.

(b)           Buyer Shareholder Approval.  The Buyer Shareholder Approval shall have been obtained.

(c)           Control Documents.  Each Warrantor shall have executed and delivered or have caused the other Warrantors to execute and deliver each of the Control Documents.

Section 3.2      Conditions to Obligations of Buyer.  The obligations of Buyer to effect the Transaction are subject to the satisfaction or waiver by Buyer at or prior to the Closing of each of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.20 and 4.23 shall be true and correct in all respects, in each case both when made and at and as of the Closing Date as if made on the Closing Date (except to the extent expressly made as of the date hereof or as of an earlier date, in which case as of such date), and (ii) all other representations and warranties set forth in Article IV (disregarding all qualifications or limitations as to “materiality” or “Company Material Adverse Effect”) shall be true and correct in all material respects at and as of the Closing Date, as if made at the Closing Date (except to the extent expressly made as of the date hereof or as of an earlier date, in which case as of such date), and the Warrantors shall have delivered to Buyer a certificate confirming the foregoing (i) and (ii) as of the Closing Date.

(b)           Performance of Obligations of the Warrantors.  Each and all of the covenants and agreements of the Warrantors to be performed or complied with pursuant to this Agreement shall have been performed and complied with in all material respects, and the Warrantors shall have delivered to Buyer a certificate confirming the foregoing as of the Closing Date.

(c)           Material Adverse Effect.  No Company Material Adverse Effect shall have occurred from and after the date hereof.

(d)           Additional Agreements.  Each of the Additional Agreements shall have been delivered (and executed, if applicable) by each of the parties to such Additional Agreements other than Buyer or Buyer’s Affiliates.

(e)           Opinion of PRC Counsel.  Buyer shall have received from BR Attorneys-at-Law, a written opinion, dated the Closing Date, addressed to Buyer, in form and substance reasonably satisfactory to Buyer, on the basis of certain facts, representations and assumptions set forth in such opinion, in form and substance satisfactory to Buyer.  In rendering such opinion, such counsel shall be entitled to require and rely upon customary representation letters executed by officers of Buyer, the BVI Company and the Hong Kong Company.

(f)           Opinion of BVI and Hong Kong Counsel.  Buyer shall have received from a BVI and a Hong Kong law firm, a written opinion, dated the Closing Date, addressed to Buyer, in form and substance reasonably satisfactory to Buyer, on the basis of certain facts, representations and assumptions set forth in such opinion, in form and substance satisfactory to Buyer.  In rendering such opinion, such counsel shall be entitled to require and rely upon customary representation letters executed by officers of Buyer, the BVI Company and the Hong Kong Company.

(g)           Regulatory Approvals.  Except for those set forth in the Company Disclosure Statement, all Consents and Orders from any Governmental Entity (including MOFCOM and SAIC, if applicable) required in connection with the execution, delivery and performance of any Transaction Documents or the consummation of the Transaction shall have been received. The registrations, filings and updates with any Governmental Entities as required in connection with the transactions contemplated by this Agreement shall have been duly completed.  Buyer shall have received written confirmation of such Consents, Orders, registrations, filings and updates.

(h)           Employment Agreements.  Each of the Key Employees shall have executed and, at or prior to the Closing Date, delivered an Employment Agreement with WFOE in the form set out in Exhibit K-1.   Each of the Senior Managers shall have executed and, at the Closing Date, delivered an Executive Employment Agreement with Buyer in the form set out in Exhibit K-2.

(i)            Financial Statements.  Buyer shall have received an audited consolidated financial statement of the Company Group for the fiscal years ended on August 31, 2008 and August 31, 2009, all prepared in accordance with GAAP.  Buyer shall be satisfied, in its sole and absolute discretion, that such financial statements are not different in any material aspect from the Company Group management accounts for the periods ended on August 31, 2008 and August 31, 2009.

(j)            Fairness Opinion.  Buyer shall have received an opinion from either a third party financial advisor or a recommendation from Buyer’s management or board of directors stating that, on the date of such opinion, the consideration payable by Buyer to the Sellers in connection with the Transaction as provided under Article II hereof is fair, from a financial point of view, to the unaffiliated shareholders of Buyer and that the combined fair market value of the Company Group is at least equal to 80% of the net asset value of Buyer.

(k)           Reorganization Actions.  The Company Group, the Founders and the Sellers shall have caused the actions set forth on Exhibit J (the “Reorganization Actions”) to have taken effect.

(l)            Share Purchase Agreement.  The WFOE shall have entered into an undated share purchase agreement with each of the Domestic Shareholders, pursuant to which, the WFOE shall purchase all the equity interests held by such shareholders in the Domestic Company and complete the transaction within 6 months after the Closing.

(m)          Due Diligence. The Buyer shall have completed its financial, business and legal due diligence of the members of the Company Group and shall be satisfied with the result of such due diligence.

(n)           Supplementary Disclosure.  If the Warrantors have given notice of changes pursuant to Section 6.11, the Buyer shall have provided a written notice to the Sellers that, despite of the information provided to the Buyer in connection with any or all of such changes, the Buyer seeks to proceed with the consummation of the transactions contemplated hereunder.

(o)           Necessary Proceedings.  All proceedings, corporate or otherwise, to be taken by the members of the Company Group, the Founders and Sellers in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by the respective member of the Company Group, the Founders and Sellers, as appropriate, as of the Closing, shall have been delivered to Buyer.

(p)           The Company Proxy Information.  The Company Proxy Information, at the time of distribution of the Proxy Statement, will accurately reflect the members of the Company Group, their businesses and the Sellers, and the Company Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Company Proxy Information not misleading.

(q)           Execution of Lock-up Agreement and Escrow Agreement.  The Sellers, Founders and Buyer, among other parties, shall have entered into a lock-up agreement and escrow agreement with respect to the Lock-up Shares (as defined below) to the reasonable satisfaction of Buyer.

(r)           Employment of Chief Financial Officer and Financial Controller.  The Domestic Company shall have entered into, and the Founders shall have caused the Domestic Company to enter into, an employment contract in the form attached hereto as Exhibit K-2 with such candidates acceptable to the Buyer and Sellers who will serve as the chief financial officer and financial controller of the Domestic Company respectively.

Section 3.3      Conditions to Obligations of the Warrantors.  The obligations of the Warrantors to effect the Transaction are subject to the satisfaction or waiver by the Warrantors at or prior to the Closing Date of each of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties set forth in Sections 5.1 and 5.2 hereof shall be true and correct at and as of the Closing Date as if made on the Closing Date (except to the extent expressly made as of the date hereof or as of an earlier date, in which case as of such date), and (ii) all other representations and warranties of Buyer in Article V (disregarding all qualifications or limitations as to “materiality” or “Buyer Material Adverse Effect”) shall be true and correct in all material respects at and as of the Closing Date as if made on the Closing Date (except to the extent expressly made as of the date hereof or as of an earlier date, in which case as of such date), and Buyer shall have delivered to the Warrantors a certificate signed by an executive officer of Buyer confirming the foregoing (i) and (ii) as of the Closing Date.

(b)           Performance of Obligations of Buyer.  Each and all of the covenants and agreements of Buyer to be performed or complied with pursuant to this Agreement on or prior to the Closing Date shall have been performed and complied with in all material respects, and Buyer shall have delivered to the Warrantors a certificate signed by an executive officer of Buyer confirming the foregoing as of the Closing Date.

(c)           Material Adverse Effect.  No Buyer Material Adverse Effect shall have occurred from and after the date hereof.

(d)           Additional Agreements.  Each of the Additional Agreements shall have been delivered (and executed, if applicable) by each of the parties to such Additional Agreement other than the members of the Company Group, the Founders, the Sellers or any officers or employees of the Company Group.

(e)           Supplementary Disclosure.  If the Buyer has given notice of changes pursuant to Section 6.11, the Sellers shall have provided a written notice to the Buyer that, despite of the information provided to the Sellers in connection with any or all of such changes, the Sellers are determined to proceed with the consummation of the transactions contemplated hereunder.

(f)            Resignations.  Effective as of the Closing Date, the existing directors and officers of Buyer who are not continuing as directors and officers of Buyer will have resigned and the copies of the resignation letters of such directors and officers shall have been delivered to the BVI Company and the Hong Kong Company, and such resigning directors and officers shall have no claim for employment compensation in any form from Buyer except for any reimbursement of outstanding expenses existing as of the date of such resignation.

(g)           Board of Directors.  Subject to Section 6.3 herein, the Buyer Board of Directors shall have caused the number of directors that will comprise the full Buyer Board of Directors at or immediately before the Closing to be six (6), initially to be Liu Yabin, Zhang Fude, Chun Yi Hao, Hope Ni, Li Jibing and Liu Chun.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE WARRANTORS

Except as set forth in the Company Disclosure Statement, the BVI Company, the Hong Kong Company, the WFOE, the Domestic Company, the Founders and the Sellers (collectively, the “Warrantors”) hereby represent and warrant to Buyer as follows:

Section 4.1      Ownership.  The Persons set forth in Section 4.1 of the Company Disclosure Statement are the sole registered owners of all of the Company Ordinary Shares in the amounts set forth therein.  Each Seller owns Company Ordinary Shares as indicated therein free and clear of any Liens.  There are no options, warrants or other contractual rights outstanding which give any Person the right to acquire shares of the BVI Company and the Hong Kong Company, whether or not such rights are presently exercisable.  There are no disputes, arbitrations or litigation proceedings pending or threatened with respect to Company Ordinary Shares.

Section 4.2      Qualification; Organization; Subsidiaries.

(a)           Each member of the Company Group is duly organized, validly existing and in good standing under the Laws of its jurisdiction, and has all requisite corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted and is currently planned to be conducted.  Each member of the Company Group is duly qualified to transact business in each jurisdiction in which the ownership, leasing or holding of its properties or the conduct or nature of its business makes such qualification necessary.

(b)           The minute books of each member of the Company Group contain true, complete and accurate records of all meetings and consents in lieu of meetings of the Board of Directors (and any committees thereof) or similar governing bodies and shareholders (“Corporate Records”) of such entity since its inception date.  Copies of such Corporate Records have been made available to Buyer.

(c)           Minority Interest.  Section 4.2(c) of the Company Disclosure Statement contains a list of (i) each company, corporation, partnership, joint venture or other entity in which each member of the Company Group directly or indirectly owns an equity interest but which is not a Subsidiary, and (ii) the percentage of such entity that is owned directly or indirectly by the applicable member of the Company Group and the name of the person or entity that controls such entity.

(d)           Section 4.2(d) of the Company Disclosure Statement sets forth a complete and correct list of each Subsidiary of the BVI Company and the Hong Kong Company, along with the jurisdiction of organization and percentage of outstanding equity interests owned by the BVI Company or the Hong Kong Company of each such Subsidiary.  All equity interests of such Subsidiaries held by the BVI Company or the Hong Kong Company (as applicable) have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights.  The BVI Company and the Hong Kong Company (as applicable) owns all of the outstanding equity securities of such Subsidiaries, free and clear of all Liens.  Except for their respective Subsidiaries, each of the BVI Company and the Hong Kong Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect, under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(e)           The Warrantors have delivered to Buyer a copy of each of the Organizational Documents of each of the BVI Company and the Hong Kong Company and each of their respective Subsidiaries, and each such copy is true, correct and complete, and each such instrument is in full force and effect.  None of the Company Group is in violation of any of the provisions of its Organizational Documents.

Section 4.3      Authority.

(a)           Each Warrantor has all requisite power and authority, corporate or otherwise, to execute and deliver each Transaction Document delivered or to be delivered by it and to perform all of its obligations under the Transaction Documents.  All action, corporate or otherwise, necessary to be taken by the Board of Directors or comparable governing body of such Warrantor, if applicable, to authorize the delivery and performance of this Agreement, the other Transaction Documents and all other documents and instruments delivered by such Warrantor in connection with the Transaction has been duly and validly taken.

(b)           Each Transaction Document to which a Warrantor is a party will be duly executed and delivered by such Warrantor and, when so executed and delivered and assuming the valid execution and delivery by the other parties thereto, will constitute the legal, valid and binding obligation of such Warrantor, enforceable against such Warrantor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether enforcement is sought in equity or at law).

(c)           The respective boards of directors of the BVI Company and the Hong Kong Company has, by unanimous action by written consent (i) determined that this Agreement and the Transaction are advisable and fair to, and in the best interests of, the BVI Company or the Hong Kong Company (as applicable) and its shareholders, (ii) approved this Agreement and the Transaction, and (iii) recommended that the holders of the Company Ordinary Shares approve and adopt this Agreement and the Transaction.

Section 4.4      No Breach.  None of the execution, delivery or performance by any Warrantor of any Transaction Document or the consummation of the Transaction does or will, with or without the giving of notice or the lapse of time or both, (a) result in the creation of any Lien (except for Permitted Liens) upon any of the properties or assets of any member of the Company Group or (b) conflict with, or result in a breach or violation of or a default under, require a consent under, or give rise to a right of amendment, termination, cancellation or acceleration of, any obligation or to a loss of a benefit under (i) the Organizational Documents of any member of the Company Group, (ii) any Company Material Contract, or (iii) any Law, license or Permit to which the Company Group or any of their properties or assets are subject.

Section 4.5      No Brokers. Except for Chardan Capital Markets, LLC and Maxim Group LLC, which are engaged through the Buyer and Morgan Capital Worldwide Investment, Inc., which is engaged by the Domestic Company as its advisor, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of any of the Warrantors who is or will be entitled to any fee, commission or payment from any Warrantor or any of the Company Group in connection with the negotiation, preparation, execution or delivery of any Transaction Document or the consummation of the Transaction.

Section 4.6      Governmental Approvals.  Other than as set forth on Section 4.6 of the Company Disclosure Schedule, no Consent or Order of, with or to any Governmental Entity is required to be obtained or made by any Warrantor or any of the Company Group in connection with the execution, delivery and performance of any Transaction Document or the consummation of the Transaction.

Section 4.7      Capitalization.

(a)           As of the date hereof, the authorized capital stock of the BVI Company consists of 50,000 shares of ordinary shares, par value US$0.01 each. As of the date hereof, 50,000 shares of its ordinary shares are issued and outstanding.  As of the date hereof, the authorized capital stock of the Hong Kong Company consists of 10,000 shares of ordinary shares, par value HK$1.00 each.  As of the date hereof, 10,000 shares of its ordinary shares are issued and outstanding.

(b)           The outstanding Company Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable Laws.  Except as set forth above in Section 4.7(a), there are no Equity Securities of the BVI Company or the Hong Kong Company or any rights to subscribe for or to purchase or otherwise acquire, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any Equity Securities of the BVI Company or the Hong Kong Company or any other right the value of which relates to the value of the BVI Company or the Hong Kong Company’s capital stock; and neither the BVI Company nor the Hong Kong Company is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock.  Neither the BVI Company nor the Hong Kong Company has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the BVI Company or the Hong Kong Company on any matter.  No Subsidiary of the BVI Company or the Hong Kong Company owns any Company Ordinary Shares or other equity interest in the BVI Company or the Hong Kong Company.

Section 4.8     Financial Information.

(a)           Set forth in the Company Disclosure Statement are the management accounts of the combined balance sheets of the Company Group as of  August 31, 2008 and August 31, 2009 (collectively, the “Company Financial Statements”).  The Company Financial Statements have been prepared from the books, accounts and financial records of members of the Company Group and present fairly, in all material respects, in conformity with IFRS (as defined in Exhibit A) or GAAP applied on a consistent basis except to the extent provided in the notes to such financial statements, the combined financial position of the Company Group as of the dates set forth therein and the combined results of their operations for the periods set forth therein.

(b)           The Company Group has no Liabilities of any kind or character except for Liabilities (i) in the amounts set forth or reserved on August 31, 2009, the Company Group balance sheet or the notes thereto, including contingent liabilities, (ii) arising after August 31, 2009 in the ordinary course of business and consistent with prior practice, or (iii) incurred in connection with this Agreement or the Transaction. Section 4.8(b) of Company Disclosure Statement contains an accurate and complete list and description of all Liabilities of the members of the Company Group other than those that have been reflected or reserved against on the Company Financial Statements which individually exceeds US$100,000 or, if related liabilities, collectively exceed US$100,000.

(c)           To the knowledge of the Warrantors, (i) there are no material weaknesses in the internal controls relating to financial reporting or preparation of financial statements of any member of the Company Group, and (ii) there is no fraud relating to the financial reporting or preparation of financial statements of any member of the Group Company, whether or not material, involving the directors, management or other employees of any member of the Group Company.

(d)           The Net Income of the Company Group for the fiscal year ended August 31, 2009 is no less than US$9,025,000

(e)           Accounts Receivable.  The accounts receivable of the members of the Company Group, both (i) as reflected on the Company Financial Statements, and (ii) created after August 31, 2009, are bona fide accounts receivable, created in the ordinary course of business and, subject to historical rates of uncollected liabilities, as reserved against on the Company Financial Statements, are good and collectible within periods of time normally prevailing in the Company Group’s industry at the aggregate recorded amounts thereof.

(f)           Inventory.  The inventory of the members of the Company Group consists of items of quality and quantity useable or saleable in the ordinary course of business at regular sales prices, subject to (a) changes in price levels as a result of economic and market conditions and (b) reserves reflected in the respective Company Financial Statements for spoiled and discontinued items.

Section 4.9      Absence of Certain Changes.

(a)           Since August 31, 2009 and until the date hereof, each member of the Company Group has conducted its business only in the ordinary course in all material respects and there has not been a Company Material Adverse Effect.

(b)           Since August 31, 2009 and until the date hereof, none of the members of the Company Group has taken any action or entered into any agreement which, if taken or entered into after the date hereof and prior to the Closing without the prior written consent of Buyer, would violate Section 6.1(a).

Section 4.10    Taxes.

(a)           Each member of the Company Group has filed all Tax Returns required to be filed by it (“Company Tax Returns”); all such Company Tax Returns were correct and complete in all material respects; and all Company Tax Returns have been timely filed with the appropriate taxing authorities in all jurisdictions in which such Company Tax Returns are or were required to be filed, or requests for extensions have been timely filed and any such extensions have been granted and have not expired.

(b)           All Taxes due and owing by each of the member of the Company Group (whether or not shown on any Company Tax Return) attributable to or arising during all periods ending on or prior to the Closing Date have been or will be fully paid or adequately provided for in the financial statements of the Company Group or the Surviving Company after the Closing.

(c)           All Taxes of the members of the Company Group required to be paid with respect to any completed and settled audit, examination or deficiency Action with any taxing authority have been paid in full.

(d)           There is no audit, examination, claim, assessment, levy, deficiency, administrative or judicial proceeding, lawsuit or refund Action pending or threatened in writing with respect to any Taxes of any member of the Company Group, and no taxing authority has given written notice of the commencement of any audit, examination or deficiency Action with respect to any such Taxes.  The Warrantors have delivered to Buyer correct and complete copies of all Tax examination reports, closing agreements and statements of Tax deficiencies assessed against or agreed to by any member of the Company Group received since the date of its inception.

(e)           There are no outstanding Contracts or waivers extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes of any member of the Company Group due for any taxable period, if any.

(f)           None of the members of the Company Group has received written notice of any claim, and, to the knowledge of the Warrantors, no claim has ever been made, by any taxing authority in a jurisdiction where any member of the Company Group does not file Company Tax Returns that it is or may be subject to taxation by that jurisdiction.

(g)           No Liens for Taxes exist with respect to any of the assets or properties of any member of the Company Group.

(h)           None of the members of the Company Group is liable for the Taxes of another Person (other than the members of the Company Group) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise.

(i)           None of the members of the Company Group is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority) that will be binding on any member of the Company Group with respect to any period following the Closing Date.

(j)           None of members of the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date under any applicable Law).

(k)           None of members of the Company Group has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

Section 4.11    Buyer Proxy Statement.  None of the information relating to the members of the Company Group supplied by the Warrantors, or by any other Persons acting on behalf of any member of the Company Group, for inclusion in the Proxy Statement will, as of on the date that the Proxy Statement is first mailed to the Buyer Shareholders (or any amendment or supplement thereto), at the time of the Buyer Shareholders’ Meeting, or at the Closing, contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading in any material respect.

Section 4.12    Assets and Properties.

(a)           Each of the members of the Company Group has (i) good title to all of its real or tangible assets and properties (whether real, personal or mixed, or tangible) and (ii) valid leasehold interests in all of its real or tangible assets and properties which it leases, in each case (with respect to both clause (i) and (ii) above), free and clear of any Liens.

(b)           Section 4.12 (b) of the Company Disclosure Statements contains a complete and accurate list of all real estate owned or leased by any member of the Company Group.

(c)           Section 4.12(c) of the Company Disclosure Statement contains a complete and accurate list of all real estate leased, subleased or occupied by the members of the Company Group pursuant to a lease (the “Company Leased Premises”).  Each member of the Company Group enjoys peaceful and undisturbed possession of all Company Leased Premises.

(d)           All of the tangible assets and properties owned or leased by each member of the Company Group are adequately maintained and are in good operating condition and repair and free from any defects.

Section 4.13    Contracts.    Each member of the Company Group (and, to the knowledge of the Warrantors, each of the other party or parties thereto) has performed all obligations required to be performed by it under each Company Material Contract.  No event has occurred or circumstance exists with respect to any member of the Company Group or, to the knowledge of the Warrantors, with respect to any other Person that (with or without lapse of time or the giving of notice or both) does or may contravene, conflict with or result in a violation or breach of or give any member of the Company Group or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity of, or to cancel, terminate or modify, any Company Material Contract.  To the knowledge of the Warrantors, no party to any Company Material Contract has repudiated any provision thereof or terminated any Company Material Contract.  All Company Material Contracts are valid and binding on the applicable member of the Company Group and, to the knowledge of the Warrantors, the other parties thereto, and are in full force and effect.  The Warrantors have provided to Buyer true, accurate and complete copies or originals of the Company Material Contracts.

Section 4.14    Litigation.  There is no (i)  judgment, ruling, order, writ, decree, stipulation, injunction or determination by or with any arbitrator, court or other Governmental Entity to which any member of the Company Group is party or by which any member of the Company Group or any assets thereof is bound, and which relates to or affects any member of the Company Group, the assets, properties, Liabilities or employees of any member of the Company Group is in effect and (ii) Action pending or, to the knowledge of the Warrantors, threatened against any member of the Company Group or the assets or properties of any member of the Company Group.

Section 4.15    Environmental Matters.

(a)           None of the members of the Company Group has any Liability under any applicable Law existing and in effect on the date hereof relating to pollution or protection of the environment (an “Environmental Law”) or under any Contract with respect to or as a result of the presence, discharge, generation, treatment, storage, handling, removal, disposal, transportation or release of any substance defined as hazardous, toxic or a pollutant under any Environmental Law (“Hazardous Materials”).  The Company Group is and has been at all times in compliance in all respects with all Environmental Laws.

(b)           Other than with regard to customary filings and notice obligations, none of the Company Group has received any notice of violation or potential Liability under any Environmental Laws from any Person or any Governmental Entity or any inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company Group.  None of the Company Group is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the knowledge of the Warrantors, threatened, against any member of the Company Group under any Environmental Law.  None of the Company Group has entered into any agreement pursuant to which any member of the Company Group has assumed or will assume any liability under Environmental Laws, including, without limitation, any obligation for costs of remediation, of any other Person.

(c)           To the knowledge of the Warrantors, there has been no release or threatened release of a Hazardous Material on, at or beneath any of the Company Leased Premises or other properties currently or previously owned or operated by any member of the Company Group or any surface waters or ground waters thereon or thereunder which requires any disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by any member of the Company Group, or which would be expected to give rise to any other liability or damages to any member of the Company Group under any Environmental Laws.

(d)           No member of the Company Group has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or could reasonably be expected to give, rise to any liability for any damages or costs of remediation.

(e)           The Warrantors have made available to Buyer copies of all environmental studies, investigations, reports or assessments concerning the Company Group, the Company Leased Premises and any real property currently or previously owned or operated by any member of the Company Group.

Section 4.16    Compliance with Applicable Law.  Each of the members of the Company Group is in compliance and has complied at all times with all Laws applicable to such member of the Company Group in all material respects.  No claims or complaints from any Governmental Entities or other Persons have been asserted or received by any member of the Company Group within the past three years related to or affecting any member of the Company Group and, to the knowledge of the Warrantors, no claims or complaints are threatened, alleging that any member of the Company Group is in violation of any Laws or Permits applicable to the such member of the Company Group.  To the knowledge of the Warrantors, no investigation, inquiry or review by any Governmental Entity with respect to any member of the Company Group is pending or threatened.

Section 4.17    Permits.  Each of the members of the Company Group has all the Permits (the “Company Permits”) that are necessary for such member of the Company Group to conduct its business and operations in compliance with all applicable Laws and each member of the Company Group has complied with all of the terms and requirements of the Company Permits.

Section 4.18    Employee Matters.

(a)           Section 4.18(a) of the Company Disclosure Statement includes a complete list of all employee Benefit Plans. Other than statutory social insurance plans operated under the Laws of the PRC or any statutory employee benefits under the Laws of the PRC, none of the members of the Company Group provides or is obligated to provide any retirement, social insurance, life insurance, medical, dental or other welfare benefits provided on ill-health, injury, death disability or on termination of employment (whether voluntary or involuntary) to any current or former employees, officers, consultants, independent contractors or agents of any member of the Company Group.  Except as otherwise disclosed in the Company Disclosure Schedule, no member of the Company Group is a party or is bound by any currently effective deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, vacation, hospitalization, medical or other plan, policy, trust or arrangement or other employee compensation agreement (other than those statutorily required under the Laws of the PRC).  All members of the Company Group have complied with all applicable Laws relating to any of the Employee Benefit Plans, all such contributions and payments required to be made by any employees of any member of the Company Group with respect to the employee benefits have been fully deducted and paid to the relevant Governmental Entity, and no such deductions have been challenged or disallowed by any Governmental Entity or any employee of any member of the Company Group.

(b)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) require the funding of any trust or other funding vehicle, (ii) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment (including forgiveness of indebtedness) or benefit to any employee, officer or director of any member of the Company Group, or (iii) result in any limitation on the right of any member of the Company Group to amend, merge or terminate any Employee Benefit Plan or related trust.

(c)           No labor organization or group of employees of any member of the Company Group has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with any labor relations tribunal or authority.  There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or threatened against or involving any member of the Company Group.  Each of the members of the Company Group is in compliance with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

Section 4.19    Insurance.

(a)           The insurance policies and surety bonds which each member of the Company Group maintains with respect to their assets, Liabilities, employees, officers or directors (“Company Insurance Policies”), (i) are in full force and effect and will not lapse or be subject to suspension, modification, revocation, cancellation, termination or nonrenewal by reason of the execution, delivery or performance of any Transaction Document or consummation of the Transaction; and (ii) are sufficient for compliance with all requirements of Law and Contracts of such member of the Company Group.  Each member of the Company Group is current in all premiums or other payments due under each Company Insurance Policy and has otherwise performed all of its obligations thereunder.

(b)           None of the members of the Company Group has received during the past three years from any insurance carrier with which it has carried any insurance (i) any refusal of coverage or notice of material limitation of coverage or any notice that a defense will be afforded with reservation of rights in respect of claims that are or would be reasonably be expected to be material to such member of the Company Group or (ii) any notice of cancellation or any notice that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any Company Insurance Policy is not willing or able to perform its obligations thereunder.

Section 4.20    Transactions with Affiliates.

Except for agreements related to employment with any member of the Company Group or as otherwise provided in Section 4.20 of the Company Disclosure Statement, (i) there are no transactions, agreements, arrangements or understandings between any member of the Company Group, on the one hand, and any director, officer or shareholder (or Affiliate thereof) of any member of the Company Group, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (if the Securities Act were applicable to the BVI Company or the Hong Kong Company), (ii) no director, officer or employee of any member of the Company Group or Affiliate of the BVI Company or the Hong Kong Company (other than members of the Company Group) has any interest in any Company Material Contract, tangible asset or Intellectual Property (other than through such Person’s equity interest) that is used by any member of the Company Group in the conduct of its business as it has been conducted prior to the Closing Date, and (iii) no Affiliate of any director, officer or employee of any member of the Company Group has entered into any agreement whereby such Person owes any Indebtedness to or is owed any Indebtedness from any member of the Company Group, other than employment relationships and compensation, benefits, repayment of travel, entertainment and other advances made in the ordinary course of business consistent with past practice.

Section 4.21    Intellectual Property.

(a)           Each of the members of the Company Group owns or has a valid license or right to use all Intellectual Property, free and clear of any liens and security interests.

(b)           Section 4.21(b) of the Company Disclosure Statement sets forth as of the date hereof all Intellectual Property, owned by the members of the Company Group specifying as to each (i) the nature of such right, (ii) the ownership thereof, (iii) the Governmental Entity that has issued or recorded a registration or certificate or similar document with respect thereto or with which an application for such a registration, certificate or similar document is pending and (iv) any applicable registration, certificate or application number, and all material license agreements relating to any Intellectual Property (other than license agreements (i) in which grants of Intellectual Property are incidental or (ii) granting rights to use readily available commercial software) to which any member of the Company Group is a party.

(c)           Section 4.21(c) of the Company Disclosure Statement sets forth an accurate and complete list and description of all material inventions and trade secrets that each member of the Company Group has formally documented and that are owned, used, controlled, authorized for use or held by, or licensed to, each member of the Company Group that relate to or are necessary to the Business, including as conducted at or prior to Closing or as proposed to be conducted by each member of the Company Group, together with a designation of the ownership thereof.

(d)           Section 4.21(d) of the Company Disclosure Statement sets forth an accurate and complete list and description of all Software used by each member of the Company Group in connection with the Business, including as conducted at or prior to Closing or as proposed to be conducted by each member of the Company Group, together with a designation of ownership.

(e)           Section 4.21(e) of the Company Disclosure Statement sets forth an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which (i) any Person is authorized to use any Intellectual Property rights used in connection with the Business or (ii) any right of any member of the Company Group in, or such entity’s use of, any Intellectual Property right used in connection with the Business is otherwise materially affected.

(f)           Section 4.21(f) of the Company Disclosure Statement sets forth an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which any member of the Company Group is authorized to use, or can be authorized to use (through, for example, the grant of a sublicense), any Intellectual Property owned by any other Person (including any rights enjoyed by any member of the Company Group by reason of its relationship with one of its Affiliates) in connection with the Business.

(g)           The consummation of the Transactions will not materially impair or materially alter the right of the members of the Company Group to use the Intellectual Property, any Software used by the members of the Company Group in the ordinary course of business, or any information technology, telecommunications, network and peripheral equipment used by the members of the Company Group.

(h)           There is no infringement, opposition, interference or cancellation suits, Actions or proceedings pending or, to the knowledge of the Warrantors, threatened, before any court, patent office or registration authority in any jurisdiction against any member of the Company Group with respect to any Intellectual Property.  No Person is infringing or misappropriating, or has infringed or misappropriated any of the Intellectual Property.  The Intellectual Property that is registered and owned by each of the members of the Company Group is valid, enforceable and subsisting and nothing has been done or omitted to be done which may cause any of it to cease to be so.  Each member of the Company Group owns or otherwise has the legal right to use all information technology, telecommunications, network and peripheral equipment used by such member of the Company Group.

Section 4.22    Sufficiency of Assets.  The business and operations of the Company Group, taken together, constitute substantially all of the business reflected on the Company Financial Statements as of August 31, 2009.

Section 4.23    Shareholder Approval.  In accordance with the applicable laws and the their respective Organizational Documents, the shareholders of each member of the Company Group have, by written consent, approved and adopted this Agreement and the Transaction, and such consent shall not be rescinded, revoked or impaired in any manner.  Other than such consent, no other vote, approval or consent of holders of the securities of any members of the Company Group is required to authorize and approve the consummation of the Transaction.

Section 4.24    Relationships with Suppliers.  Section 4.24 of the Company Disclosure Statement sets forth a list of the top five Suppliers of the members of the Company Group, in each case listing the dollar amounts paid by the applicable member of the Company Group to such Suppliers for the year ended August 31, 2009.  No such Supplier has cancelled or otherwise terminated or materially reduced or materially and adversely modified its relationship with the applicable member of the Company Group, nor has any such Supplier expressed to the Company Group its intention to do any of the foregoing, whether as a result of the Transaction or otherwise.

Section 4.25    Trust Account.  Warrantors hereby acknowledge that they have reviewed the final prospectus of Buyer, dated May 15, 2008 (the “Prospectus”) and the Investment Management Trust Agreement by and between Buyer and Continental Stock Transfer & Trust Company, dated as of May 21, 2008 (the “Trust Agreement”), and are aware that disbursements from the Trust Account are available only in the limited circumstances set forth therein.

Section 4.26    No Restrictions under the BVI, Hong Kong or PRC Law.  Prior to the date of this Agreement, the respective boards of directors of the BVI Company and the Hong Kong Company have taken all action necessary so that any restrictions on business combinations contained in the BVI, Hong Kong or PRC Law (if any) will not apply with respect to or as a result of this Agreement, the Transaction Documents, the Reorganization Actions, any other Transaction Documents or the transactions contemplated hereby or thereby, including the Transaction, without any further action on the part of the Founders or the respective boards of the directors of the Sellers, the BVI Company, the Hong Kong Company, the WFOE and the Domestic Company.  No other takeover statute is applicable to the Transaction.

Section 4.27    Compliance with PRC Anti-Corruption Laws. None of the Company Group, their respective directors, officers, employees, representatives or agents has violated any applicable PRC Laws that prohibit directly or indirectly making any payment (including any kick-back or commission) or giving other thing of value (including any fee, gift, travel expense or entertainment) to any person who is an official, officer, agent, employee or representative of any Governmental Entity or any existing or prospective customer (whether or not government-owned) in order to gain any business, commercial or financial advantage or benefit.

Section 4.28    Foreign Corrupt Practices Act. No member of the Company Group, nor to the knowledge of the Warrantors, any agent or other Person acting on behalf of any of the Company Group, has, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to any Governmental Entity’s officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by any member of the Company Group (or made by any Person acting on their behalf) which is in violation of any legal requirement, or (iv) has violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

Section 4.29    PFIC.  Neither the BVI Company nor the Hong Kong Company is nor does it or intend to become a “passive foreign investment company” within the meaning of Section 1297 of the Code.

Section 4.30    OFAC.  No member of the Company Group, any director or officer of any member of the Company Group, or, to the knowledge of the Warrantors, any agent, employee, Affiliate or Person acting on behalf of any member of the Company Group is currently identified on the specially designated nationals or other blocked Person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and no member of the Company Group has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in violation of any U.S. sanctions administered by OFAC.

Section 4.31    Money Laundering Laws.  The operations of each member of the Company Group are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any member of the Company Group with respect to the Money Laundering Laws is pending or, to the best knowledge of the Warrantors, threatened.

Section 4.32    Additional PRC Representations and Warranties.

(a)           All material consents, approvals, authorizations or licenses requisite under PRC law for the due and proper establishment and operation of each member of the Company Group have been duly obtained from the relevant PRC Governmental Entity or their respective local counterparts and are in full force and effect.

(b)           All filings and registrations with the PRC Governmental Entities required in respect of each member of the Company Group and its operations including, without limitation, the registration with and/or approval by the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration for Foreign Exchange, tax bureau and customs offices and other PRC Governmental Entities that administer foreign investment enterprises have been duly completed in accordance with the relevant PRC rules and regulations.

(c)           Each member of the Company Group has complied with all relevant PRC laws and regulations regarding the contribution and payment of their registered share capital, the payment schedule of which has been approved by the relevant PRC Governmental Entity. There are no outstanding rights to acquire, or commitments made by any member of the Company Group to sell, any of their respective Equity Securities.

(d)           None of the members of the Company Group is in receipt of any letter or notice from any relevant PRC Governmental Entity notifying it of the revocation, or otherwise questioning the validity, of any licenses or qualifications issued to it or any subsidy granted to it by any PRC Governmental Entity for non-compliance with the terms thereof or with applicable PRC laws, or the need for compliance or remedial actions in respect of the activities carried out by each member of the Company Group.

(e)           The members of the Company Group have conducted their business activities within their respective permitted scope of business or have otherwise operated their businesses in compliance, in all material respects, with all relevant legal requirements and with all requisite licenses and approvals granted by competent PRC Governmental Entities. As to licenses, approvals and government grants and concessions requisite or material for the conduct of any part of the businesses of each member of the Company Group, which are subject to periodic renewal, none of the Warrantors have any knowledge of any grounds on which such requisite renewals may not be granted by the relevant PRC Governmental Entities.

(f)           With regard to employment and staff or labor, each member of the Company Group has complied with all applicable PRC laws and regulations, including without limitation, laws and regulations pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions or the like.

Section 4.33    Stamp Duty; Transfer Taxes. No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of Buyer to any Governmental Entity in the Cayman Islands, Hong Kong, the PRC or any other applicable jurisdiction or any political subdivision or taxing authority thereof or therein (other than on the net income of Buyer where the net income of Buyer is otherwise subject to taxation by the applicable jurisdiction), in connection with the Transaction.

Section 4.34    Suitability of Investment.

(a)           Each of the Sellers has not and will not, directly or indirectly, offer, sell, transfer, assign, exchange or otherwise dispose of all or any part of the Buyer Ordinary Shares, except in accordance with applicable Laws, including, but not limited to, securities Laws, as well as the provisions of this Agreement, the other Transaction Documents and the Memorandum and Articles of Association of Buyer as long as such documents remain in effect;

(b)           Each of the Sellers has determined that the Buyer Ordinary Shares are a suitable investment for such shareholder and that such of the Sellers can bear the economic risk of the acquisition of the Buyer Ordinary Shares;

(c)           Each of the Sellers (i) certifies that such shareholder is not a “U.S. person” within the meaning of Rule 902 of Regulation S, and that such shareholder is not acquiring the Buyer Ordinary Shares for the account or benefit of any such U.S. person, (ii) agrees to resell the Buyer Ordinary Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to such Buyer Ordinary Shares unless in compliance with the Securities Act, (iii) agrees that any certificates for any Buyer Ordinary Shares issued to such shareholder shall contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration and that hedging transactions involving such Buyer Ordinary Shares may not be conducted unless in compliance with the Securities Act, and (iv) agrees that Buyer is hereby required to refuse to register any transfer of any Buyer Ordinary Shares issued to such shareholder not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

Section 4.35    Proposed Business Plan.  Prior to the date hereof, the Warrantors have delivered to Buyer a proposed business plan that contains, among others, detailed proposed financial projections (including all the relevant assumptions), capital expenditure plan, operational budgets and financial plan for the years ended August 31, 2009 and August 31, 2010 on an annual basis (the “Proposed Business Plan”).  The Proposed Business Plan and the financial and other projections contained therein were prepared in good faith based on the Company Group’s management’s experience in the industry and on assumptions of fact and opinion as to future events which they, at the date of the issuance of the Proposed Business Plan, believed to be reasonable, consistent with past practice and on a realistic basis after careful examination and due consideration of all other relevant factors.  As of the date hereof, no facts have come to the attention of the Warrantors or the management of the Company Group which would be reasonably expected to require the material revision of the assumptions underlying such projections, estimates and other forward-looking information or the conclusions derived therefrom.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer SEC Reports and the Buyer Disclosure Statement, Buyer represents and warrants to the BVI Company and the Hong Kong Company as follows:

Section 5.1      Organization.

(a)           Buyer is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.  Buyer has all requisite corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as presently conducted and as it will be conducted through the Closing Date.  Buyer is duly qualified to transact business in each jurisdiction in which the ownership, leasing or holding of its properties or the conduct or nature of its business makes such qualification necessary, except where the failure to be so qualified would not have a Buyer Material Adverse Effect.  Buyer is not, and has not been, in violation of any of the provisions of its Organizational Documents.

(b)           Buyer does not have any Subsidiaries or own beneficially or otherwise, directly or indirectly, any Equity Securities or ownership interest in, or have any obligation to form or participate in, any other Person (including the BVI Company and the Hong Kong Company).  No Person “related” to Buyer owns, beneficially or otherwise, any Equity Securities or any other ownership interest in the BVI Company or the Hong Kong Company, or has any right or obligations to acquire any such Equity Securities or other ownership interest, other than pursuant to this Agreement.

Section 5.2      Authority.  Subject to obtaining shareholder approval of the contemplated amendment to its Memorandum and Articles of Association, Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents and, subject to the requirement to obtain shareholder approval, to consummate the Transaction.

Section 5.3      Binding Obligation.  This Agreement and the other Transaction Documents, when duly executed and delivered by Buyer, as applicable, constitute the valid, binding, and enforceable obligation of Buyer, enforceable in accordance with its terms, except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (ii) as enforceability of any indemnification provision may be limited by securities Laws and public policy and (iii) as enforceability may be limited by the absence of shareholder approval.

Section 5.4      No Breach.  None of the execution, delivery or performance by Buyer of any Transaction Document delivered or to be delivered by it or the consummation of the Transaction does or will, with or without the giving of notice or the lapse of time or both (a) except as would not have a Buyer Material Adverse Effect, result in the creation of any Lien upon any of the properties or assets of Buyer, or (b) conflict with, or result in a breach or violation of or a default under, or give rise to a right of amendment, termination, cancellation or acceleration of any obligation or to a loss of a benefit under (i) any Organizational Documents of Buyer, (ii) any Buyer Contract or (iii) assuming compliance with the matters referred to in Section 5.6 of the Buyer Disclosure Statement, any Law, license, Permit or other requirement to which Buyer’s properties or assets are subject, except, in the case of clauses (ii) and (iii), for any conflicts, breaches, violations or defaults as would not have a Buyer Material Adverse Effect.

Section 5.5      No Brokers.  Except for Chardan Capital Markets, LLC and   Maxim Group LLC, who acted as underwriters for the initial public offering of the Buyer and a proxy solicitor or investment bankers that may be retained for the Transaction contemplated hereunder on a later date, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who is or will be entitled to any fee, commission or payment from Buyer in connection with the negotiation, preparation, execution or delivery of any Transaction Document or the consummation of the Transaction.

Section 5.6      Governmental Approvals.  Except as would not have a Buyer Material Adverse Effect, any approval required pursuant to the Companies Law or expressly contemplated by this Agreement, no Consent or Order of, with or to any Governmental Entity is required to be obtained or made by or with respect to Buyer in connection with the execution, delivery and performance by Buyer of any Transaction Document or the consummation by Buyer of the Transaction.

Section 5.7      Capitalization.

(a)           The Buyer Disclosure Statement sets forth in Section 5.7 (i) the authorized Equity Securities of Buyer, (ii) the number of Equity Securities of Buyer that are issued and outstanding, (iii) the number of issued and outstanding Buyer Ordinary Shares owned, directly or indirectly, by the Sponsors, (iv) the number of Equity Securities of Buyer held in treasury, and (v) the number of Equity Securities of Buyer that are reserved for issuance.

(b)           No shares of capital stock or other securities of Buyer (other than the Buyer Ordinary Shares and the Buyer Warrants) are issued, or outstanding.  All of the outstanding Buyer Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of, and are not subject to, any preemptive rights.  There are no bonds, debentures, notes or other Indebtedness of any type whatsoever of Buyer having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any shareholders of Buyer may vote.  Other than the Buyer Warrants, the rights granted to the Warrantors under this Agreement and pursuant to the Transaction Documents, there are no outstanding options, warrants, calls, demands, stock appreciation rights, Contracts or other rights of any nature to purchase, obtain or acquire from Buyer, or otherwise relating to, or any outstanding securities or obligations convertible into or exchangeable for, or any voting agreements with respect to, any shares of capital stock of Buyer or any other securities of Buyer and, other than as set forth in Section 5.7(b) of the Buyer Disclosure Statement, Buyer is not obligated, pursuant to any securities, options, warrants, calls, demands, Contracts or other rights of any nature or otherwise, now or in the future, contingently or otherwise, to issue, deliver, sell, purchase or redeem any capital stock of Buyer, any other securities of Buyer or any interest in or assets of Buyer to or from any Person or to issue, deliver, sell, purchase or redeem any stock appreciation rights or other Contracts relating to any capital stock or other securities of Buyer to or from any Person.

(c)           Except as contemplated by the Transaction Documents, there is no voting trust, proxy, rights plan, anti-takeover plan or other Contracts or understandings to which Buyer is a party or by which Buyer is bound with respect to any Equity Security of Buyer.

Section 5.8      Absence of Undisclosed Liabilities.

Buyer has no Liabilities of any kind or character except for Liabilities (i) in the amounts set forth or reserved on December 31, 2008 Buyer balance sheet or the notes thereto, as included in the Form 20F Buyer furnished to the SEC on June 26, 2009 (the “December 31, 2008 Buyer Balance Sheet”), including contingent liabilities, (ii) arising after June 30, 2008 in the ordinary course of business, (iii) incurred in connection with this Agreement or the Transaction, or (iv) which are not, individually or in the aggregate, material; provided, that any Liabilities outstanding as of the date hereof in excess of $100,000 individually which are not set forth or reserved on the December 31, 2008 Buyer Balance Sheet are set forth in Section 5.8 of the Buyer Disclosure Statement.

Section 5.9      Absence of Certain Changes.

(a)           Since December 31, 2008 and until the date hereof, Buyer has conducted its business only in the ordinary course in all material respects and there has not been a Buyer Material Adverse Effect.

(b)           Since December 31, 2008 and until the date hereof, Buyer has not taken any action which, if taken after the date hereof and prior to the Closing without the prior written consent of the Warrantors, would violate Section 6.1(b).

Section 5.10    Assets and Properties.

(a)           Buyer has (i) good title to all of its real or tangible material assets and properties (whether real, personal or mixed, or tangible) (including all assets and properties recorded on the December 31, 2008 Buyer Balance Sheet, other than assets and properties disposed of in the ordinary course of business since December 31, 2008) and (ii) valid leasehold interests in all of its real or tangible assets and properties which it leases, in each case (with respect to both clauses (i) and (ii) above), free and clear of any Liens.

(b)           Buyer does not own any real property.

Section 5.11    Contracts.

(a)           Section 5.11 of the Buyer Disclosure Statement lists all of the Buyer Contracts.

(b)           Each Buyer Contract is valid, binding and enforceable against Buyer and, to the knowledge of Buyer, against each other party thereto in accordance with its terms, and is in full force and effect.  Buyer has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Buyer Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default thereunder.  To the knowledge of Buyer, no other party to any Buyer Contract is in material default in respect thereof.

Section 5.12    Litigation.  There are no material Actions pending or, to the knowledge of Buyer, threatened, before any Governmental Entity, or before any arbitrator, of any nature, brought by or against any of Buyer or, to the knowledge of Buyer, any of its respective officers or directors involving or relating to Buyer or the assets, properties or rights of Buyer or the transactions contemplated by this Agreement.  There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator, of any nature outstanding or, to the knowledge of Buyer, threatened against Buyer.

Section 5.13    Environmental Matters.  Except as would not have a Buyer Material Adverse Effect, Buyer does not have any Liability under any applicable Environmental Law or under any Contract with respect to or as a result of the presence, discharge, generation, treatment, storage, handling, removal, disposal, transportation or Release of any Hazardous Material.

Section 5.14    Compliance with Applicable Law.  Except as would not have a Buyer Material Adverse Effect, (i) Buyer is in compliance and has complied with all Laws applicable to Buyer and its business, and (ii) no claims or complaints from any Governmental Entities or other Persons have been asserted or received by Buyer since formation related to or affecting Buyer and its business and, to the knowledge of Buyer, no claims or complaints are threatened, alleging that Buyer is in violation of any Laws or Permits applicable to Buyer and its business.

Section 5.15    Insurance.  Except for directors’ and officers’ liability insurance, Buyer does not maintain any insurance policies or surety bonds.

Section 5.16    Buyer SEC Reports.

(a)           Buyer has timely filed all required registration statements (including the registration statement on Form F-1 (File No. 333-150489)), reports, schedules, forms, statements and other documents required to be filed by it with the SEC since April 29, 2008 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Buyer SEC Reports”).  None of the Buyer SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements, if any, (including, in each case, the notes and schedules, if any, thereto) included in the Buyer SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 6-K of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Buyer as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b)           The information in the Proxy Statement (other than information relating to the Company Group supplied by the Warrantors for inclusion in the Proxy Statement) will not, as of the date of its distribution to the Buyer Shareholders (or any amendment or supplement thereto) or at the time of the Buyer Shareholders’ Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

Section 5.17    Required Vote of the Buyer Shareholders.  The affirmative vote of holders of a majority of the Buyer Ordinary Shares (i) issued in its initial public offering present and voting at the Buyer Shareholders Meeting to approve the Transaction contemplated by this Agreement, (ii) present and voting to approve the issuance and sale of the Buyer Ordinary Shares, assuming a quorum is present at the Buyer Shareholders Meeting, and (iii) outstanding to approve amendments to the Memorandum of Association and Articles of Association of Buyer as required so that the Memorandum of Association and Articles of Association of Buyer can be amended and restated in the form set forth in Exhibit G and Exhibit H, are the only votes of holders of securities of Buyer which are required to obtain the Buyer Shareholder Approval and to authorize the consummation of the Transaction (provided that, even if such vote were obtained, the Buyer Shareholder Approval shall be deemed not to have occurred if holders of 35% or more of the shares of Buyer Ordinary Shares that were issued in Buyer’s initial public offering vote against the Transaction and properly elect redemption of their shares).

Section 5.18    Transactions with Affiliates.  Except as contemplated by the Transaction Documents, there are no Contracts or transactions between Buyer and any other Person of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and the Exchange Act and no loans by Buyer to any of its employees, officers or directors, or any of its Affiliates.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1      Conduct of Business.

(a)           Each Warrantor, jointly and severally, covenants and agrees that, from the date hereof through the Closing Date, except as otherwise set forth in this Agreement or with the prior written consent of Buyer, such Warrantor shall, and shall cause the other Warrantors to, comply with the following:

(i)           Each member of the Company Group shall carry on its business in all material respects in the ordinary course of business consistent with past practice and preserve intact relationships with the customers, suppliers and other Persons with which it has contractual relationships (the “Relationships”) and keep available the services of its present officers and key employees.

(ii)           Each member of the Company Group shall not, nor will it cause or permit any of its Subsidiaries to, do any of the following:

(1)           amend or propose to amend its Organizational Documents;

(2)           except as contemplated on or before the execution of this Agreement which has been disclosed in the Company Disclosure Schedule, pledge, sell, transfer, dispose or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of the Equity Securities of any member of the Company Group, or enter into any discussions or negotiations with any other party to do so;

(3)           acquire or redeem, directly or indirectly, or amend any of its Equity Securities;

(4)           make any distribution or declare, pay or set aside any dividend with respect to, or split, combine or reclassify any shares of capital stock or other Equity Securities;

(5)           propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of it;

(6)           forgive any loans to any of its employees, officers or directors, or any of its Affiliates;

(7)           (A) incur or assume any long-term or short-term Indebtedness or issue any debt securities, or (B) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(8)           acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity or ownership interest therein;

(9)           sell or dispose of (by merger, consolidation or sale of stock or assets) any other Person or any equity or ownership interest therein;

(10)         make any change in any of the accounting principles or practices used by it except as required by Law or GAAP, or as recommended by the independent auditors of the Company Group;

(11)         acquire, sell, lease, license or dispose of any property or assets in any single transaction or series of related transactions;

(12)         take any action, or fail to take any action, which action or failure to act could reasonably be expected to prevent the Transaction from occurring;

(13)         enter into, renew or amend in any material respect any transaction, agreement, arrangement or understanding between (A) any member of the Company Group, on the one hand, and (B) any Affiliate of the BVI Company or Hong Kong Company (other than any of the Hong Kong Company’s Subsidiaries), on the other hand, of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (if the BVI Company and the Hong Kong Company were subject thereto);

(14)         (A) amend, modify, waive, release any terms of, or grant, assign or transfer any of its material rights or claims under, any Contracts governing the Relationships in a manner materially adverse to the members of the Company Group or (B) terminate any Contracts governing the Relationships;

(15)         change any material Tax election, amend any Tax Returns, change any Tax accounting method, settle or compromise any material Tax liability, or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;

(16)         enter into, amend, or extend any collective bargaining agreement;

(17)         grant any stock options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of BVI Company, the Hong Kong Company or any other member of the Company Group’s capital stock or other equity-based award, with respect to the Company Ordinary Shares under the Company Stock Plan or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(18)           except as required under applicable Law, (A) increase in any manner the compensation or benefits of any of the current or former directors, executive officers, Key Employees, consultants, independent contractors or other service providers of any member of the Company Group (collectively, “Employees”), other than increases in the ordinary course of business for Employees (other than directors), (B) become a party to, establish, amend in any manner that increases the costs thereunder, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (other than (1) agreements evidencing awards and payments made under Employee Benefit Plans existing as of the date hereof made in the ordinary course of business or (2) new arrangements with respect to Employees hired after the date hereof), (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Employee Benefit Plans or employment agreements, (D) cause the funding of any arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, or (F) (x) hire employees in the position of executive officer (except for replacement hires or hires currently budgeted for) or (y) terminate the employment of any executive officer, other than termination for cause;

(19)           acquire, sell, lease, license or dispose of any property or assets in any single transaction or series of related transactions, except for transactions in the ordinary course of business;

(20)           settle or compromise any pending or threatened Action or pay, discharge or satisfy or agree to pay, discharge or satisfy any Liability, in each case which is material to the business (other than (A) the payment of Liabilities in the ordinary course of business and (B) the payment of Liabilities existing on the date hereof pursuant to their terms);

(21)           (A) enter into a Contract that would be deemed a Company Material Contract hereunder if in effect as of the date hereof or (B) amend or modify in any material respect or terminate any Company Material Contract, or waive, release, grant, assign or transfer any of its material rights or claims thereunder;

(22)           waive, settle, or release any material rights or claims of it (including material claims or rights relating to Intellectual Property) against third parties; or enter into a Contract to do any of the foregoing or, notwithstanding anything in this Section 6.1(a)(ii)(22), knowingly take (A) any action which is reasonably expected to result in any of the conditions to the consummation of the Transaction not being satisfied or (B) any action which would materially impair the consummation of the Transaction in accordance with the terms hereof or be reasonably expected to materially delay such consummation.

(b)           From the date hereof until the Closing Date, Buyer shall not do any of the following:

(i)           propose to adopt any amendments to or amend its Organizational Documents (other than as provided in Section 6.2 and Section 6.12);

(ii)          except as required to consummate the Transaction and to comply with this Agreement, authorize for issuance, issue, sell, deliver (whether through the issuance or granting of options, warrants, other equity-based (whether payable in cash, securities or other property or any combination of the foregoing) securities) any of its securities;

(iii)         acquire or redeem, directly or indirectly, or amend any of its securities or make any distribution or declare, pay or set aside any dividend with respect to, or split, combine or reclassify any of its equity interests or any shares of capital stock, except, in each case, in connection with the exercise of redemption rights by Buyer Shareholders pursuant to paragraph 3 of Article 170 of Buyer’s Amended and Restated Articles of Association;

(iv)         propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(v)          make any change in any of the accounting principles or practices used by it except as required by Law or GAAP, or as recommended by the independent auditors of the Buyer;

(vi)         enter into any Contract to do any of the foregoing or knowingly take any action which is reasonably expected to result in any of the conditions to the consummation of the Transaction not being satisfied or knowingly take any action which would materially impair its ability to consummate the Transaction in accordance with the terms hereof or be reasonably expected to materially delay such consummation; or

(vii)        enter into any Buyer Contract.

Section 6.2      Proxy Statement; Buyer Shareholders’ Meeting.

(a)           As promptly as practicable after the execution of this Agreement, Buyer will prepare and furnish the Proxy Statement to the SEC.  Buyer will use its commercially reasonable efforts to mail the Proxy Statement to its shareholders promptly.  As promptly as practicable after the execution of this Agreement, Buyer will prepare and file any applicable other filings required under the Securities Act or the Exchange Act or any other Federal, foreign or Blue Sky Laws relating to the Transaction (collectively, the “Other Filings”).  Buyer shall permit the BVI Company and the Hong Kong Company to participate in the preparation of the Proxy Statement and any exhibits, amendment or supplement thereto and shall consult with the BVI Company and the Hong Kong Company and their respective advisors with respect thereto and shall not submit the Proxy Statement or any exhibits, amendments or supplements thereto to the SEC without the prior consent of the BVI Company and the Hong Kong Company, such consent not to be unreasonably withheld, conditioned or delayed (it being understood and agreed that it shall not be deemed reasonable to withhold, condition or delay consent to prevent or object to the disclosure of a fact, circumstance or item that is required to be disclosed by applicable Law, rule or regulation or by the staff of the SEC after reasonable consideration of all relevant facts and circumstances).  Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or any Other Filing, the BVI Company, the Hong Kong Company or Buyer, as the case may be, will promptly inform the other party of such occurrence and cooperate in furnishing to the SEC or its staff or any other government officials, and/or mailing to Buyer Shareholders, such amendment or supplement.  The Proxy Statement will be sent to the Buyer Shareholders for the purpose of soliciting proxies from Buyer Shareholders to vote in favor of (i) approval of the Initial Business Combination contemplated by this Agreement; (ii) the issuance and sale of the Buyer Ordinary Shares to the extent that such issuance requires shareholder approval; and (iii) approving amendments to the Memorandum of Association and Articles of Association of Buyer as required so that the Memorandum of Association and Articles of Association of Buyer can be amended and restated in the form set forth in Exhibit G and Exhibit H (the matters described in clauses (i) through (iii), the “Voting Matters”).

(b)           As soon as practicable, Buyer shall distribute the Proxy Statement to the Buyer Shareholders and, pursuant thereto, shall call a meeting of the Buyer Shareholders (the “Buyer Shareholders’ Meeting”) in accordance with the laws of the Cayman Islands and solicit proxies from such holders to vote in favor of the approval of the Transaction and the other Voting Matters.

(c)           Buyer shall comply, and the BVI Company and the Hong Kong Company shall provide Buyer with such information concerning the BVI Company and the Hong Kong Company, as the case may be, reasonably requested by Buyer that is necessary for the information concerning the BVI Company or the Hong Kong Company in the Proxy Statement (the “Proxy Information”) to comply, with all applicable provisions of and rules under the Exchange Act and other applicable federal securities laws and all applicable provisions of the laws of the Cayman Islands in the preparation, filing and distribution of the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Buyer Shareholders’ Meeting.

(d)           Subject to its fiduciary duties under Cayman Islands Law, the Buyer Board of Directors shall recommend that the Buyer Shareholders vote in favor of approval of the Transaction and the other Voting Matters, and Buyer, acting through the Buyer Board of Directors, shall include in the Proxy Statement such recommendation, and shall otherwise use best efforts to obtain the Buyer Shareholder Approval.  This Section 6.2(d) shall not be construed to require Buyer to be required to make any payment to any shareholder in exchange for such shareholder’s vote in favor of the Transaction.  The BVI Company and the Hong Kong Company shall use its best efforts to assist Buyer in obtaining the Buyer Shareholder Approval, including by participating in customary investor presentations and road shows.

(e)           As a condition to Buyer (a) furnishing the Proxy Statement to the SEC and (b) calling and holding the Buyer Shareholders’ Meeting (as hereinafter defined), as well as making other submissions to the SEC with respect to the Transactions, the Warrantors will furnish to Buyer such information as is reasonably required by Buyer for the preparation and amendment of the Proxy Statement and such other submissions in accordance with the requirements of the SEC, including full and accurate descriptions of the Business, material agreements affecting the Business, any members of the Company Group, the Sellers and the financial statements of the Company Group for the years ended August 31, 2008 and August 31, 2009 (collectively, “Company Information”).  The Company Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Company Information not misleading.

(f)           The Warrantors shall review the Proxy Statement and shall ensure and shall confirm in writing to Buyer, as of the date of mailing the Proxy Statement to Buyer Shareholders, that the information relating to the Company Group contained in the Proxy Statement does not, to the knowledge of the Warrantors, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (the “Proxy Confirmation”).  From and after the date on which the Proxy Statement is mailed to the Buyer Shareholders, the Warrantors will give Buyer written notice of any action taken or not taken by members of the Company Group which is known by the Warrantors to cause the Proxy Confirmation to be incorrect or inaccurate in any material respect; provided that, if any such action shall be taken or fail to be taken, the Warrantors and Buyer shall cooperate fully to cause an amendment to be made to the Proxy Statement such that the Proxy Confirmation is no longer incorrect or inaccurate in any material respect with respect to any information concerning the Company Group required to be included in the Proxy Statement.

Section 6.3      Directors and Officers of Buyer After Closing.  Buyer,the Sellers and the Founders shall take all necessary action so that the persons listed on Exhibit I are appointed or elected,as applicable, to the position of directors of Buyer, to serve in such positions effective immediately after the Closing. Immediatelyfollowing the Closing and subject to Section 3.2(r), Hope Ni shall deliver a resignation letter to the board of directorsof the Surviving Company to resign her directorship.  Following the resignation of Hope Ni, the Parties agree to cause the number of directors that comprises the fully board of director of the Surviving Company to be changed into five (5).

Section 6.4      Governmental Filings.  In furtherance of the obligations set forth in Section 6.8, if required pursuant to applicable Law, as promptly as practicable after the date of this Agreement, Buyer and the Warrantors shall each prepare and file the notification required of it thereunder in connection with the Transaction and shall promptly and in good faith respond to all information requested of it by relevant Government Entities in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities.  Buyer and the Warrantors shall use reasonable best efforts to (a) determine whether any registrations, declarations or filings are required to be made with, or consents permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (b) timely make all such registrations, declarations or filings and timely obtain all such consents, permits, authorizations or approvals  and (c) take all reasonable steps as may be necessary to avoid any Action by any Governmental Entity.  Buyer and the Warrantors shall (1) promptly inform the other of any communication to or from any Governmental Entity regarding the Transaction; (2) give the other prompt notice of the commencement of any Action by or before any Governmental Entity with respect to the Transaction; and (3) keep the other reasonably informed as to the status of any such Action.  Filing fees with respect to the notifications required and with respect to any other approvals or filings with Governmental Entities shall be paid by the BVI Company or the Hong Kong Company, as the case may be.

Section 6.5      Required Information.

(a)           The Warrantors, on the one hand, and Buyer, on the other hand, each shall, upon request by the other, furnish the other with all information concerning themselves and their Subsidiaries (if any), their respective directors, officers, shareholders and partners (including the directors of Buyer to be elected effective as of the Closing) and such other matters as may be reasonably necessary or advisable in connection with the Transaction, or any other statement, filing, notice or application made by or on behalf of the Warrantors and Buyer to any third party and/or any Governmental Entity in connection with the Transaction.

(b)           From the date hereof through the Closing Date, each of the parties will provide to the other parties and their respective Representatives full access during normal business hours to their respective properties, books, records, employees to make or cause to be made such review of the business, the assets, properties and Liabilities and financial and legal condition as any party deems necessary or advisable, provided that any such review shall not interfere unnecessarily with normal operations of the Company Group and Buyer.

Section 6.6      Confidentiality.  Each of the Warrantors and Buyer agree that all information exchanged in connection with the Transaction (and not required to be furnished to the SEC pursuant to applicable Law or used for investors’ meeting purpose by the Buyer) shall be kept strictly confidential by each party hereto.

Section 6.7      Public Disclosure.  From the date of this Agreement until the Closing or termination, the parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the Transaction, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the Transaction without the prior consent of Buyer (in the case of the Warrantors) or the Warrantors (in the case of Buyer), except as required by any Laws or by the rules and regulations of, or pursuant to any agreement of, a stock exchange or Governmental Entity.  Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement.  If any party determines that it is required by any Laws or by the rules and regulations of, or pursuant to any agreement with, a stock exchange or Governmental Entity, to make this Agreement and the terms of the Transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, to the extent permitted by Law, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure and give the other party reasonable time to comment on such release or announcement in advance of such issuance.  This provision will not apply to communications by any party to its counsel, accountants and other professional advisors.  The parties hereto acknowledge that Buyer will be required by Law to furnish the SEC with a Current Report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement and to abide by certain contractual disclosure obligations of Buyer of which the Warrantors are aware.

Section 6.8      Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and except where a different standard is expressly applicable, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article III to be satisfied; (ii) the obtaining of all consents, approvals or waivers from third parties required to consummate the Transaction; (iii) the defending of any Actions challenging this Agreement or the consummation of the Transaction, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) the execution or delivery of any additional instruments reasonably necessary to consummate the Transaction, and to fully carry out the purposes of this Agreement, including, without limitation, providing certificates as to factual matters in connection with legal opinions.

Section 6.9      Notices of Certain Events.  From the date hereof through the earlier of the Closing Date or termination of this Agreement, the Warrantors will notify Buyer, and Buyer will notify the Warrantors, of: (i) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transaction Action; and (ii) any Action commenced affecting the Warrantors or Buyer, the assets, Liabilities or employees of the Company Group or Buyer, or the consummation of the Transaction.  No notice pursuant to this Section will affect any representations or warranties, covenants, obligations, agreements or conditions set forth herein or otherwise affect any available remedies.

Section 6.10    Directors’ and Officers’ Insurance.  From and after the Closing Date and until the six year anniversary of the Closing Date, the Surviving Company shall maintain in effect directors’ and officers’ liability insurance (or, at Buyer’s option, a “tail” insurance policy) covering those Persons covered by the directors’ and officers’ liability insurance maintained by Buyer as of the date hereof for any actions taken by them or omissions by them on or before the Closing Date with the same directors’ and officers’ liability insurance coverage as may be provided from time to time by the Surviving Company to its then existing directors and officers.

Section 6.11    Notice of Changes.  The Warrantors, on the one hand, and Buyer, on the other hand, will give prompt notice to the other upon becoming aware of (i) the discovery or occurrence, or failure to occur, of any event or circumstance which causes, or would reasonably be likely to cause, any representation or warranty of such party contained in any Transaction Document to be untrue or inaccurate, or (ii) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under any Transaction Document on or prior to the Closing Date, where, in the case of (i) and (ii), such discovery, occurrence or failure would, with respect to the Warrantors, permit the Warrantors to terminate this Agreement pursuant to Section 8.1(e) (disregarding the cure periods therein) or, with respect to Buyer, permit Buyer to terminate this Agreement pursuant to Section 8.1(d) (disregarding the cure periods therein).  No notice pursuant to this Section 6.11 will affect any representations or warranties, covenants, agreements, obligations or conditions set forth herein or limit or otherwise affect any available remedies.

Section 6.12    Amended and Restated Buyer Organizational Documents.  At the Closing, Buyer shall amend its Memorandum of Association and Articles of Association, substantially on terms as set forth in Exhibit G and Exhibit H, respectively, with such changes therein as may be approved by Buyer and the Warrantors.

Section 6.13    Trust Waiver.  The Warrantors hereby acknowledge that Buyer is a blank check company formed for the purpose of acquiring (an “Initial Business Combination”) one or more businesses or assets with primary operations in the PRC through a merger, stock exchange, asset acquisition or contractual arrangement.  The Warrantors further acknowledge that Buyer’s sole assets consist of the cash proceeds of the initial public offering (the “IPO”) and private placements of its securities, and that substantially all of those proceeds have been deposited in a trust account with a third party (the “Trust Account”) for the benefit of Buyer, certain of its shareholders and the underwriters of its IPO.  The monies in the Trust Account may be disbursed only (i) to Buyer from time to time to cover any tax obligations owed by Buyer; (ii) to Buyer in limited amounts from time to time (and in no event more than $850,000 in total) in order to permit Buyer to pay its operating expenses; (iii) to Buyer upon completion of an Initial Business Combination; and (iv) if Buyer fails to complete an Initial Business Combination within the allotted time period and liquidates, subject to the terms of the agreement governing the Trust Account, to Buyer’s Public Shareholders (as such term is defined in the agreement governing the Trust Account).  For and in consideration of Buyer’s agreement to enter into this Agreement, each member of the Company Group, each of the Founders and each of the Sellers hereby waives any right, title, interest or claim of any kind (any “Claim”) it has or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse (whether directly or indirectly) against the Trust Account or any funds distributed therefrom (except amounts released to Buyer as described in clause (i) above) as a result of, or arising out of, any Claims against Buyer or otherwise arising under this Agreement or otherwise.

Section 6.14    No Solicitation.

(a)           The Warrantors will not take, nor will they permit any member of the Company Group (or authorize or permit any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of any member of the Company Group, the Founders and/or the Sellers) to take, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer, inquiry or proposal from any Person (i) to engage in any Company Acquisition Proposal, (ii) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Company Acquisition Proposal or (iii) to participate in discussions or negotiations with or to furnish or cause to be furnished any information with respect to the Company Group or afford access to the assets and properties or books and records of the Company Group to any Person (other than such auditing team or professionals for due diligence purpose with the knowledge and consent of Buyer) who the Company Group, any of the Founders or any of the Sellers (or any such Person acting for or on their behalf) knows or has reason to believe is in the process of considering any Company Acquisition Proposal.

(b)           The BVI Company, the Hong Kong Company and the Founders and the Sellers will, and will cause the BVI Company and the Hong Kong Company to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the actions set forth in Section 6.14 (a) above, if applicable.  The BVI Company, the Hong Kong Company, the Founders and the Sellers will promptly (a) notify Buyer if any member of the Company Group and/or any of the Founders and/or the Sellers receives any proposal or inquiry or request for information in connection with a Company Acquisition Proposal or potential Company Acquisition Proposal and (b) notify Buyer of the significant terms and conditions of any such Company Acquisition Proposal including the identity of the party making a Company Acquisition Proposal.

(c)           The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 6.14 were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed by the parties hereto that the Buyer be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 6.14 and to enforce specifically the terms and provisions hereof in any court having jurisdiction, specific performance being the sole remedy with respect to this Section 6.14 if it is available.  Without limiting the foregoing, it is understood that any violation of the restriction set forth above by any officer, director, employee, investment banker, attorney, accountant, consultant or other agent or advisor of the Company Group or Warrantors or any officer, director, employee or agent acting on behalf of the Company Group or Warrantors shall be deemed to be a breach of this Agreement by the Warrantors.

Section 6.15    Additional Agreements.  The parties agree to use their reasonable best efforts to finalize the Additional Agreements (including the Escrow Agreement) as soon as reasonably practicable following the date hereof.

Section 6.16    Reservation of Buyer Shares.  Buyer shall reserve a sufficient number of shares of Buyer Ordinary Shares, to be available for issuance in connection with the Transaction.

Section 6.17    Representation Letters.  Prior to the Closing, Sellers shall deliver investor representations letters in form and substance reasonably satisfactory to Buyer.

Section 6.18    Employment Agreements.  The Warrantors shall procure that, prior to the Closing, each of the persons set forth in Schedule B (collectively, the “Key Employees”) shall have entered into an employment agreement (the “Employment Agreement”) in the form of Exhibit K-1 with the WFOE and that each of the Senior Managers shall have entered into an executive employment agreement (the “Executive Employment Agreement”) in the form of Exhibit K-2. These agreements generally are to provide employment terms of three (3) years and include Intellectual Property assignment and Non-Competition Period set forth in Section 6.19 hereof.

Section 6.19    Protection of Confidential Information; Non-Competition.

(a)           Confidential Information. Each of theFounders andSellers acknowledges that:

(i)          As a result of its, his or her share direct or indirect ownership of and, in some cases, employment by any member of the Company Group, they have obtained secret and confidential information concerning the Business including, without limitation, financial information, trade secrets and “know-how,” customers, and certain methodologies (“Confidential Information”).

(ii)         The Company Group will suffer substantial damage which will be difficult to compute if any of the Founders and/or the Sellers should divulge Confidential Information or enter a business which is competitive with that of any member of the Company Group.

(iii)        The provisions of this Section are reasonable and necessary for the protection of the Business.

(b)           Maintain Confidentiality. Each of the Founders and the Sellers agrees to not at any time after the date hereof divulge to any person or entity any Confidential Information obtained or learned as a result of share ownership of any member of the Company Group and employment by any member of the Company Group except (i) with the express written consent of the Buyer, the Company and/or the Hong Kong Company, as the case may be, on or before the Closing Date and of the Board thereafter; (ii) to the extent that any such information is in the public domain other than as a result of a breach of any obligations hereunder; or (iii) where required to be disclosed by court order, subpoena or other government process.  If any of the Founders and/or the Sellers shall be required to make disclosure pursuant to the provisions of clause (iii) of the preceding sentence, it will promptly, but in no event more than seventy-two (72) hours after learning of such subpoena, court order, or other government process, notify, by personal delivery or by electronic means, confirmed by mail, the BVI Company and/or the Hong Kong Company, as the case may be, at its own expense, shall: (i) take all reasonably necessary steps required by the BVI  Company and/or the Hong Kong Company to defend against the enforcement of such subpoena, court order or other government process, and (ii) permit the BVI Company and/or the Hong Kong Company to intervene and participate with counsel of its choice in any proceeding relating to the enforcement thereof.

(c)           Records. At the Closing, each of the Founders who is not a director or an officer or an current employee of any member of the Company Group will promptly deliver to the BVI Company and/or the Hong Kong Company, as the case may be,  all original memoranda, notes, records, reports, manuals, formula and other documents relating to the Business, which he or she then possess or have under his or her control; provided, however, that they shall be entitled to retain copies of such documents reasonably necessary to document their financial relationship with any member of the Company Group.

(d)           Non-Compete. (x) During the Non-Competition Period, none of the Sellers and the Founders shall, and (y) each member of the Company Group and the Sellers (for so long as such Seller directly or indirectly holds any Buyer Ordinary Shares) shall procure that no director, officer or manager of any member of the Company Group during the period that he or she maintains a relationship with any member of the Company Group as a director, officer or employee shall, without the prior written permission of a majority of the Board, which majority must (A) include an affirmative vote from at least one (1) independent non-executive director and at least one (1) director nominated by the current Chief Executive Officer or (B) in the event that the current Chief Executive Officer is unable to carry out the responsibilities and functions upon death or disability, include the unanimous vote from all independent non-executive directors, during the Non-Competition Period, worldwide, directly or indirectly, (i) enter into the employ of or render any services to any Person engaged in any business which is a Competitive Business (as defined below); (ii) engage in any Competitive Business for his or her own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity; (iv) employ or retain, or have or cause any other person or entity to employ or retain, any person who was employed or retained by any member of the Company Group in the six-month period prior to the date that all relationships of such person terminates with such member of the Company Group; or (v) solicit, interfere with, or endeavor to entice away from any member of the Company Group, for the benefit of a Competitive Business, any of its customers or other persons with whom any member of the Company Group has a business relationship.  However, nothing in this Agreement shall preclude any shareholder of the BVI Company or the Hong Kong Company or any director, officer or manager thereof from investing his or her personal assets in the securities of any corporation or other business entity which is engaged in a Competitive Business if such securities are traded on an internationally recognized stock exchange and if such investment does not result in his or her beneficially owning, at any time, more than one percent (1%) of the publicly-traded Equity Securities of such Competitive Business.

(e)           Injunctive Relief. If any of the Sellers, the Founders or any director, officer or manager of the Company Group breaches, or threatens to breach, any of the provisions of Section 6.19(b), (c) or (d), (i) a majority of the independent non-executive directors and the current Chief Executive Officer of the Buyer or (ii) in the event that the current Chief Executive Officer is unable to carry out the responsibilities and functions upon death or disability, all the independent non-executive directors, acting as a group, on behalf of the Buyer may have the right and remedy to have the provisions of this Section 6.19 specifically enforced by any Governmental Entity, it being acknowledged and agreed by each of the Founders and the Sellers that any such breach or threatened breach will cause irreparable injury to the Buyer, the Company Group and that money damages will not provide an adequate remedy.

(f)           Modification of Scope. If any provision of Section 6.19(b), Section 6.19(c) or Section 6.19(d) is held to be unenforceable because of the scope, duration or area of its applicability, the Governmental Entity making such determination shall have the power to modify such scope, duration, or area, or all of them, and such provision or provisions shall then be applicable in such modified form.

(g)           Competitive Business. As used in this Agreement,

(i)           “Competitive Business” shall mean any business which operates in any current or planned aspect of the Business or planned geographic market of any member of the Company Group; and

(ii)           “Non-Competition Period” shall mean the period beginning on the Closing Date and ending on the later of (A) five (5) years from the Closing Date and (B) two (2) years after the date all relationships between a shareholder of any member of the Company Group or a director or an officer of any member of the Company Group, on one hand, and the Company Group, on the other hand, have been terminated, including relationships as a director, officer or employee.

Section 6.20    Post-Closing Assurances.  Each member of the Company Group, each of the Founders and the Sellers as of the date hereof and any other direct or indirect shareholders of any member of the Company Group related to him or her (for so long as such shareholder of the members of the Company Group directly or indirectly holds any Buyer Ordinary Shares at the time of the request made under this Section 6.20) from time to time after the Closing, at the request of the current Chief Executive Officer or in the event that the current Chief Executive Officer is unable to carry out the responsibilities and functions upon death or disability, at the request of the majority of all the independent non-executive directors, will take such other actions and execute and deliver such other documents, certifications and further assurances as the Buyer may reasonably require in order to manage and operate the Surviving Company and the Business, including but not limited to executing such certificates as may be reasonably requested by the Buyer’s accountants in connection with any audit of the financial statements of the Company Group for any period through the Closing Date.

Section 6.21    Lock-up.  The Founders, through their respective Sellers, indirectly own 44.4%, 39.5%, 10.7% and 5.4% of all issued shares of the BVI Company respectively.  Upon the Closing, Liu Yabin shall directly or indirectly own 1,931,087 Buyer Ordinary Shares, Zhang Fude shall directly or indirectly own 1,718,590 Buyer Ordinary Shares, Liu Yasheng shall directly or indirectly own 466,224 Buyer Ordinary Shares and Liu Liguo shall directly or indirectly own 233,199 Buyer Ordinary Shares.  The Founders and the Sellers,  as the record and/or beneficial owners of all issued and outstanding shares of the BVI Company and with respect to 85% of all Buyer Ordinary Shares received by the Sellers under this Agreement (the “Lock-up Shares”), hereby undertake that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-up Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, for a period of four (4) years (the “Lock-up Period”) from the date of issuance of such Lock-up Shares.    Notwithstanding the foregoing provisions of this Section, during such four-year period, any of the Founders and the Sellers may transfer any or all of its Lock-up Shares to a special purpose vehicle controlled by such Founder or Seller; provided that such transfer is in compliance with the Securities Act, the rules or requirements of the SEC and other applicable Laws.  The Founders and the Sellers further undertake that  they shall enter into a lock-up agreement with Buyer (the “Lock-up Agreement”) which shall include the restrictions on the Lock-up Shares during the Lock-up Period as provided in this Section 6.21 as well as an escrow agreement (the “Escrow Agreement”) with Buyer and an escrow agent in connection with the escrow of the Lock-up Shares.

Section 6.22    No Securities Transactions.  None of the Founders or the Sellers or any of their Affiliates, directly or indirectly, shall engage in any transactions involving the securities of the Buyer prior to the time of the making of a public announcement of the transactions contemplated by this Agreement.  The members of the Company Group shall cause their respective officers, directors, employees, agents and representatives to comply with the foregoing requirement.

Section 6.23    Regulatory and Other Authorizations; Notices and Consents.

(a)           Each member of the Company Group, each Founder and each of the Sellers shall use their best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Entities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the Transaction Documents and will cooperate fully with the Buyer in promptly seeking to obtain all such authorizations, consents, orders and approvals.

(b)           Each member of the Company Group, each Founder and each of the Sellers shall give promptly such notices to third parties and use its or their best efforts to obtain such third party consents and estoppel certificates as Buyer may in its reasonable discretion deem necessary or desirable in connection with the Transaction.

(c)           Buyer shall cooperate and use all reasonable efforts to assist members of the Company Group, each Founder and each of the Sellers in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Buyer shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which Buyer in its sole discretion may deem adverse to the interests of Buyer, the members of the Company Group or the Business.

Section 6.24    Use of Intellectual Property.  Each of the Founders and the Sellers hereby consents and accepts that from and after the Closing, the Company Group collectively owns, or otherwise has valid right to use, all the Intellectual Property of any kind related to or used in connection with the Business, that none of the Founders or Sellers nor any of their Affiliates shall have any rights in the Intellectual Property and that none of the Founders or Sellers nor any of their affiliates will contest the ownership or validity of any rights of Buyer or the Company Group in or to the Intellectual Property.

Section 6.25    Related Tax.  Each of the Founders covenants and agrees to pay any tax and duties assessed by any Governmental Entities of the PRC on Sellers’ receipt of any Buyer Ordinary Shares and other consideration paid by Buyer pursuant to this Agreement.

Section 6.26    Interim Financial Information. From the date of this Agreement until the Closing, the Warrantors shall provide or cause to be provided to Buyer a copy of a monthly balance sheet, income statement and cash flow statement on an individual and consolidated basis for the Company Group, together with such further explanation and information with respect thereto as may be reasonably requested by Buyer. The above interim financial information shall be delivered to Buyer within twenty-five (25) days following the end of each monthly period.  The members of the Company Group will prepare the above financial information in good faith in accordance with GAAP.  Upon reasonable request of Buyer in writing based on the requirements of the Securities Act or the rules and requirements of the SEC, the members of the Company Group, within forty-five (45) days after the date of such written request of Buyer, deliver to Buyer an unaudited interim financial statements of the Company Group on a consolidated basis, reviewed by the Company Group’s accountants in accordance with GAAP for such interim period as stated in the written request.

Section 6.27    Hiring of Financial Officers. The members of the Company Group shall use their best efforts, and the Founders and the Sellers shall use their best efforts to cause the members of the Company Group to, as soon as practicable, but in any event prior to the Closing, (a) recruit, hire and appoint candidates mutually agreed upon by the Company Group and the Buyer to serve as the Chief Financial Officer of the Company Group, and upon the Closing, as the Chief Financial Officer of the Surviving Company and (b) recruit, hire and appoint candidates mutually agreed upon by the Company Group and Buyer to serve in such other executive positions as may be designated by the board of the Surviving Company.  The compensation to be paid to the Chief Financial Officer and other mutually agreed executives shall be at international standards sufficient to attract highly qualified candidates.

Section 6.28    Control Documents.  Each Warrantor shall execute and deliver or cause the other Warrantors to execute and deliver each of the following Control Documents:

(1) Exclusive Technical Consulting and Services Agreement, between WFOE and Domestic Company, in the form attached hereto as Exhibit C, pursuant to which, WFOE shall exclusively provide consulting services to Domestic Company in exchange for services fees.  This agreement enables the transfer of substantial portion of economic benefits generated in the operation of Domestic Company from Domestic Company to WFOE.

(2) Equity Pledge Agreement, among WFOE, Domestic Company and the  Domestic Shareholders (as defined in Exhibit A), in the form attached hereto as Exhibit D, pursuant to which, each of the registered shareholders of Domestic Company shall pledge all of his/its equity interests in Domestic Company to WFOE to guarantee performance of the Exclusive Technical Consulting and Services Agreement.

(3) Voting Rights Proxy Agreement, among the WFOE, the Domestic Company and the Domestic Shareholders, in the form attached hereto as Exhibit E, pursuant to which, each of the registered shareholders shall grant to the WFOE or its designee, the power to exercise all voting rights of such shareholder, including without limitation the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the director and senior officers of the Domestic Company.

(4) Call Option Agreement, among the WFOE, the Domestic Company and the Domestic Shareholders, in the form attached hereto as Exhibit F, pursuant to which each of the registered shareholders shall irrevocably and unconditionally grant an exclusive call option to the WFOE or its designee to purchase, at any time if and when permitted under PRC Laws, all or any portion of the equity interests held by such shareholder in the Domestic Company at the lowest price permitted by PRC Laws.

Section 6.29    Consideration as Shareholder Loan.  The Warrantors shall cause the Domestic Shareholders to lend any consideration they receive under the share purchase agreement for the sale of all equity interest of the Domestic Company to the Domestic Company free of any interest and for a term of no less than five (5) years.

Section 6.30    Registration of Shares and Warrants.  After the Closing, the Parties shall cause the Surviving Company to assume the obligations of the Buyer under the Registration Rights Agreement  by and among the Buyer and certain investors (the “Registration Rights Agreement”), which was filed with the SEC as an exhibit to the Form F-1 for the initial public offering of the Buyer.  The Parties further agree that in the event that the gross Available Funds (before paying any Closing Expenses) is no less than US$8,000,000, the Parties shall cause the Surviving Company to engage qualified counsels acceptable to the original management team of the Buyer within one month following the Closing to work on the registration in accordance with the Registration Rights Agreement. The Parties shall use their best efforts to cause the Surviving Company to complete the registration under the Registration Rights Agreement within 6 month following the Closing.

ARTICLE VII

INDEMNIFICATION

Section 7.1      Indemnification of Buyer.    From and after the Closing, the Warrantors shall jointly and severally indemnify Buyer and its Affiliates (but not including the Warrantors) and their respective officers, directors, employees and representatives (each a “Buyer Indemnified Party”) against and hold each Buyer Indemnified Party harmless from any and all Losses suffered or incurred by any such Buyer Indemnified Party arising from, relating to or otherwise in connection with:

(a)           any breach of or inaccuracy in any representation or warranty of the Founders and the Sellers contained in this Agreement or in any of the certificates furnished by the Sellers or any member of the Company Group pursuant to this Agreement;

(b)           any breach or failure to perform any covenant or agreement of the Founders and the Sellers (or prior to the Closing, the BVI Company and the Hong Kong Company) contained in this Agreement;

(c)           any claim by a shareholder or former shareholder of any member of the Company Group, any current or former holder of options, warrants or other securities of any member of the Company Group or any other Person, seeking to assert, or based upon (A) ownership or rights to ownership of any shares or stock or other securities of any member of the Company Group, (B) any right other than rights under the Transaction Agreements, including preemptive rights or right to notice or to vote; (C) any claim under the Organizational Documents of any member of the Company Group (other than any rights of directors and officers to indemnification and contribution); or (D) any claim that the Company Ordinary Shares or other securities were wrongly accelerated, terminated, cancelled or repurchased by any member of the Company Group;

Section 7.2      Indemnification of Sellers.    From and after the Closing, Buyer shall indemnify the Sellers and their Affiliates and their respective officers, directors, employees and representatives (each a “Seller Indemnified Party”) against and hold each Seller Indemnified Party harmless from any and all Losses suffered or incurred by any such Seller Indemnified Party arising from, relating to or otherwise in connection with:

(a)           any breach of or inaccuracy in any representation or warranty of Buyer contained in this Agreement or in the certificate furnished by Buyer pursuant to this Agreement; or

(b)           any breach or failure to perform any covenant or agreement of Buyer contained in this Agreement.

Section 7.3      Indemnification Claims.

(a)           In order for a Buyer Indemnified Party or a Seller Indemnified Party (each an “Indemnified Party”) to be entitled to any indemnification provided for under Section 7.1 or 7.2 in respect of, arising out of or involving a Third Party Claim, such Indemnified Party must notify the Indemnifying Party in writing of the Third Party Claim (including in such notice a brief description of the applicable claims, including damages sought or estimated, to the extent actually known by the Indemnified Party) within 20 Business Days after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however , that failure to give such notification shall not affect the indemnification provided under Section 7.1 or 7.2 except to the extent the Indemnifying Party has been actually prejudiced as a result of such failure.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within 10 Business Days after the Indemnified Party's receipt thereof, copies of all notices and documents received by the Indemnified Party relating to the Third Party Claim.  The Indemnified Party alone shall conduct and control the defense of such Third Party Claim.  The Indemnified Party shall not be entitled to be indemnified or held harmless under Section 7.1 or 7.2 for such Third Party Claim (but the amount at stake shall nevertheless be counted toward the Seller Indemnity Threshold) if it shall settle such Third Party Claim without the prior written consent of the Indemnifying Party, unless the Indemnified Party has sought such consent and such consent has been unreasonably withheld or delayed, it being agreed that the Indemnifying Party shall not unreasonably withhold or delay such consent. “Third Party Claim” any Legal Proceeding, claim or demand by a Person other than a Person from which indemnification may be sought under this Article VII.  “Legal Proceeding” means any investigation, written claim, action, suit, litigation or judicial, administrative or arbitration proceeding.

(b)           In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement other than in respect of, arising out of or involving a Third Party Claim, such Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party (including in such notice a brief description of the applicable claims, including damages sought or estimated, to the extent actually known by the Indemnified Party); provided, however, that failure to give such notification shall not affect the indemnification provided under Section 7.1 or 7.2 except to the extent the Indemnifying Party has been actually prejudiced as a result of such failure. If the Indemnifying Party does not notify the Indemnified Party within 20 Business Days following its receipt of such notice that the Indemnifying Party disputes the indemnity claimed by the Indemnified Party under Section 7.1 or 7.2, such indemnity claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability to be indemnified under Section 7.1 or 7.2 and the Indemnified Party shall be indemnified for the amount of the Losses stated in such notice to the Indemnified Party on demand or, in the case of any notice in which the Losses (or any portion thereof) are estimated, on such later date when the amount of such Losses (or such portion thereof) becomes finally determined.

Section 7.4      Survival.

(a)           All representations and warranties of the Warrantors shall terminate and expire on the second anniversary of the Closing Date, except for (x) those representations and warranties in Sections 4.1, 4.2, 4.3, 4.4, 4.5 and 4.23, all of which representations and warranties shall survive without limitation.

(b)           All representations and warranties of Buyer shall terminate and expire on the second anniversary of the Closing Date.

(c)           Each covenant or agreement contained in this Agreement shall survive the Closing indefinitely.

Section 7.5      Insurance Effects.  If the Indemnified Party, the BVI Company or the Hong Kong Company actually receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any previously unpaid or unreimbursed expenses incurred by such Indemnified Party in collecting such amount.  At the Indemnifying Party's request, the Indemnified Party (at the Indemnifying Party's expense) shall use commercially reasonable efforts to collect any amounts available under such insurance coverage or from such other party alleged to have responsibility therefor.  If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses and the Indemnified Party could have recovered all or a part of such Losses from a third party based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against such third party as are necessary to permit the Indemnifying Party to recover from such third party the amount of such indemnification payment; provided, however, that if such rights may not be assigned to the Indemnifying Party, then the Indemnified Party shall, at the expense of the Indemnifying Party, uses its commercially reasonable efforts to prosecute such claim.

Section 7.6      Exclusive Remedy.  From and after the Closing, this Article 7 and 9 and Section 8.3 shall be the sole and exclusive remedy of the parties with respect to any claim (other than claims of fraud or willful breach) resulting from or relating to any misrepresentation, breach (other than willful breach) of warranty or failure to perform any covenant or agreement contained in this Agreement or the transactions contemplated by this Agreement.

Section 7.7      No Claim against Trust Fund.  It is understood by the Warrantors that in the event of breach of this Agreement or any of the other Transaction Documents by Buyer, that they have no right to any amount held in the Trust Account and they will not make any claim against Buyer that would adversely affect the business, operations or prospects of Buyer or the amount of the funds held in the Trust Account.

ARTICLE VIII

TERMINATION

Section 8.1      Termination.  This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing Date:

(a)           by the mutual written agreement of Buyer and the Warrantors;

(b)           by written notice by Buyer to the Warrantors or by the Warrantors to Buyer, if the Closing Date shall not have occurred on or before the Termination Date, provided that no party may terminate this Agreement pursuant to this Section 8.1(b) if such failure of the Closing Date to occur by the Termination Date is due to such party’s breach or violation of any representation, warranty, covenant or agreement herein;

(c)           by written notice by Buyer to the Warrantors, or by the Warrantors to Buyer, if there shall be any Law that makes illegal, permanently restrains, enjoins, or otherwise prohibits consummation of the Transaction and such Law shall not be subject to appeal or shall have become final and unappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used such efforts as may be required by Sections 6.4 and 6.8 to prevent, oppose and remove such Law;

(d)           by written notice by Buyer to the Warrantors, if there shall have been a breach of, inaccuracy in, or failure to perform any representation, warranty, covenant or agreement on the part of the Warrantors set forth in this Agreement, or if any representation or warranty of the Warrantors set forth in this Agreement shall have become untrue, in any such case such that the conditions set forth in Section 3.2(a) or Section 3.2(b), as the case may be, would not be satisfied, provided that if such breach is curable by the Warrantors prior to the Termination Date through the exercise of the Warrantors’ reasonable best efforts, then for so long as the Warrantors continue to exercise reasonable best efforts to cure the same, Buyer may not terminate this Agreement pursuant to this Section 8.1(d) prior to the earlier of the Termination Date or that date which is 45 days following the Warrantors’ receipt of written notice from Buyer of such breach, it being understood that Buyer may not terminate this Agreement pursuant to this Section 8.1(d) if such breach by the Warrantors is cured within such 45-day period so that the conditions would then be satisfied;

(e)           by written notice by the Warrantors to Buyer, if there shall have been a breach of, inaccuracy in, or failure to perform any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer set forth in this Agreement shall have become untrue, in any such case such that the conditions set forth in Section 3.3(a) or Section 3.3(b), as the case may be, would not be satisfied, provided that if such breach is curable by Buyer prior to the Termination Date through the exercise of its reasonable best efforts, then for so long as Buyer continues to exercise such reasonable best efforts to cure the same, the Warrantors may not terminate this Agreement pursuant to this Section 8.1(e);

(f)           by written notice by the Warrantors (if the Warrantors are not then in material breach of their obligations under this Agreement) if the Buyer Board of Directors effects a Change in Recommendation; or

(g)           by written notice by the Warrantors to Buyer or by written notice by Buyer to the Warrantors if the Buyer Shareholder Approval is not obtained at the Buyer Shareholders’ Meeting (as the same may be adjourned or postponed from time to time but not later than the Termination Date).

Section 8.2    Effect of Termination.  Except as otherwise set forth in this Section 8.2, any termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto.  In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall thereafter become void and have no further force or effect without any liability on the part of any party or its Affiliates or Representatives in respect thereof, except (i) as set forth in Sections 6.6 and 6.13, this Section 8.2, Article IX and Exhibit A, each of which shall survive the termination of this Agreement, and (ii) that nothing herein will relieve any party from liability for any fraud, willful misrepresentation or intentional breach of this Agreement.

Section 8.3    Break-up Fee.

(a)           In the event that Buyer elects to discontinue the performance of this Agreement, or refuses to complete the Transaction contemplated hereof, Buyer shall pay a break-up fee in an amount of US$2,000,000 ( the “Break-up Fee”) to the Sellers; provided, however, that notwithstanding the foregoing or anything to the contrary contained herein, Buyer shall not be liable for any Break-up Fee if such break-up is due to (i) failure of any Warrantor to fulfill any condition set forth in Section 3.2 hereof; (ii) failure to secure a Buyer Shareholder Approval by Buyer; (iii) the fact that the Company Group is unable to provided unqualified audited financial statements for the fiscal years ended August 31, 2008 and August 31, 2009 prior to November 15, 2009; (iv) the fact that the audited Net Income of the Company Group in the fiscal year ended August 31, 2009 is less than US$9 million; or (v) a breach of any representation, warrant or covenant contained herein in a material respect by any Warrantor.

(b)           In the event that any Warrantor elects to discontinue the performance of this Agreement, or refuses to complete the Transaction contemplated hereof, the Company Group shall pay  the Break-up Fee to Buyer; provided, however, that notwithstanding the foregoing or anything to the contrary contained herein, the Company Group shall not be liable for any Break-up Fee if such break-up is due to (i) failure of Buyer to fulfill any condition set forth in Section 3.3 hereof; or (ii) a breach of any representation, warrant or covenant contained herein in a material respect by Buyer.

(c)           In the event that Buyer and the Warrantors agree to terminate this Agreement voluntarily, neither party shall be liable to the other party (or parties) for the Break-up Fee.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Assignment.  No party to this Agreement will convey, assign or otherwise transfer any of its rights or obligations under this Agreement or any other Transaction Document without the prior written consent of the Warrantors (in the case of an assignment by Buyer) or of Buyer (in the case of an assignment by the Warrantors).  Any conveyance, assignment or transfer requiring the prior written consent of the Warrantors or Buyer which is made without such consent will be void ab initio.  No assignment will relieve the assigning party of its obligations hereunder or thereunder.

Section 9.2    Parties in Interest.  This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns.  This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement.

Section 9.3    Amendment.  Prior to the Closing, this Agreement may not be amended except by a written agreement executed by Buyer and the Warrantors.  From and after the Closing, any amendment shall require the written consent of Buyer and the Sponsors; provided, that any amendment to this Agreement consented to by Buyer after the Closing must be approved by a majority of the unaffiliated directors.

Section 9.4    Waiver; Remedies.  No failure or delay on the part of Buyer, the Warrantors, or the Escrow Representative in exercising any right, power or privilege under this Agreement or any other Transaction Document will operate as a waiver thereof, nor will any waiver on the part of Buyer, the Warrantors or the Escrow Representative of any right, power or privilege under this Agreement or any other Transaction Document operate as a waiver of any other right, power or privilege under this Agreement or any other Transaction Document, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement or any other Transaction Document.  The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which the parties may otherwise have at law or in equity.

Section 9.5    Expenses.

(a)           In the event that the Transactions contemplated herein fail to consummate, the respective party shall bear its own fees and expenses incurred in connection with the Transaction, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated thereby.  After the Closing, the Surviving Company shall be responsible for all the outstanding fees and expenses incurred by the parties in connection with the Transactions and the transactions contemplated thereby, regardless whether such fees and expenses incur prior to, on or after the Closing.

(b)           Subject to the relevant provisions of the agreement with Chardan Capital Markets, LLC, the Surviving Company shall pay the postponed underwriting fee and advisory fee of Chardan Capital Markets, LLC US$1,191,749 (the “Chardan Fee”) in full in cash upon Closing; provided that the gross Available Funds (before paying any Closing Expenses) is no less than US$8,000,000.  In the event that no Available Funds are raised (before paying any Closing Expenses), the Chardan Fee shall be paid in full in the form of Buyer Ordinary Shares.  In the event that less than US$8,000,000 of the gross Available Funds is raised (before paying any Closing Expenses), the Chardan Fee shall be paid with a combination of  the Buyer Ordinary Shares and/or cash in accordance with the formula stated in Exhibit L.  For the purpose of this Section 9.5(b), the number of Buyer Ordinary Shares to be delivered to Chardan Capital Markets, LLC shall be calculated by dividing the amount of the Chardan Fee to be paid in Buyer Ordinary Shares by US$8.00.

Section 9.6    Notices.  All notices, requests, claims, demands and other communications required or permitted to be given under any Transaction Document shall be in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified; (b) when received when sent by fax by the party to be notified; provided, however, that notices given by fax shall not be effective unless either (i) a duplicate copy of such fax notice is promptly given by one of the other methods described in this Section 9.6, or (ii) the receiving party delivers a written confirmation of receipt for such notice either by fax or any other method described in this Section 9.6; (c) one Business Day after deposit with a reputable overnight courier, prepaid for overnight delivery and addressed as set forth in (d), provided that the sending party receives a confirmation of delivery from the overnight courier service; or (d) three Business Days after deposit with the U.S. Post Office, Royal Mail or other governmental postal service, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified at the address indicated for such party below, or at such other address as such party may designate by 10 days’ advance written notice to the other parties given in the foregoing manner:

(a)           If to Buyer:
Room 2301, World-Wide House
19 Des Voeux Road
Central, Hong Kong
Attention: Chun Yi Hao

with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
6-1, Roppongi 1-chome, Minato-ku
Tokyo, 106-6021
Japan
Attention:  Robert G. Wray
Telecopy:  1-917-777-2634 (in the U.S.)

and

Broad & Bright Law Firm
Suite 701, CBD International Plaza
No.16 Yong’andongli, Jianguomenwai Avenue,
Chaoyang District, Beijing
PRC
Attention:  Hongchuan Liu
Telecopy:  +86 10 8513 1919
(b)           If to the Warrantors:
B2-D2-301 A Block Tiancheng Mansion, #2, Xinfeng Road,
Deshengmenwai Street, Xicheng Dist., Beijing, P.R.China 100088

Attention:  Liu Yabin, Chief Executive Officer

with a copy to:
The O’Neal Lawfirm
6626 E. Raftriver Street
Mesa, Arizona 85215
U.S.A.
Attention:  William O’Neal

Section 9.7    Entire Agreement.  This Agreement and the other Transaction Documents collectively constitute the entire agreement between the parties with respect to the subject matter hereof.  This Agreement and the other Transaction Documents supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, relating thereto.

Section 9.8    Severability.  If any provision of this Agreement or any other Transaction Document or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions thereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby; provided that in such case, a failure to comply with such provision shall be deemed to be a breach of this Agreement for purposes of this Agreement.

Section 9.9    Dispute Resolutions.

(a)           Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall first be subject to resolution through consultation of the parties to such dispute, controversy or claim.  Such consultation shall begin within seven (7) days after one party hereto has delivered to the other parties involved a written request for such consultation.  If within thirty (30) days following the commencement of such consultation the dispute cannot be resolved, the dispute may be submitted to arbitration at any time following such thirty (30) day period upon the request of any party with notice to the other parties.

(b)           The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”).  There shall be three arbitrators.  The complainant and the respondent to such dispute shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list.  The Chairman of the HKIAC shall select the third arbitrator, who shall be qualified to practice laws of the State of New York.  If either party to the arbitration does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the HKIAC.

(c)           The arbitration proceedings shall be conducted in English.  The arbitration tribunal shall apply the Arbitration Rules of the International Chamber of Commerce in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section 9.9, including the provisions concerning the appointment of arbitrators, the provisions of this Section 9.9 shall prevail.

(d)           The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of the State of New York and shall not apply any other substantive law.

(e)           Each party hereto shall cooperate with any party to the dispute in making full disclosure of and providing complete access to all information and documents requested by such party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on the party receiving the request.

(f)           The award of the arbitration tribunal shall be final and binding upon the disputing parties, and any party to the dispute may apply to a court of competent jurisdiction for enforcement of such award.

(g)           Any party to the dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

Section 9.10  Exhibits and Schedules; Disclosure.  All Exhibits, Disclosure Statements and Schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

Section 9.11  Governing Law.  This Agreement will be governed by and construed in accordance with the Laws of the State of New York (excluding any provision regarding conflicts of laws).

Section 9.12  Counterparts.  This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

Section 9.13  Specific Performance.  In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Transaction Document prior to either the consummation of the Transaction or the termination of this Agreement, the party or parties who are or are to be thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its or their rights under such Transaction Document and such rights shall constitute the sole and exclusive remedy for such breach, other than for a breach involving fraud, willful misrepresentation or intentional breach.  The parties agree that any such breach or threatened breach would cause irreparable injury, that the remedies at law for any such breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.  Each party agrees that the other party, its agents and representatives (each of whom shall be third party beneficiaries of this provision) shall have no liability to the first party except as set forth in this Agreement or the other Transaction Documents and except to the extent of such other party’s, such agent’s or such representative’s fraud, willful misrepresentation or intentional breach.

Section 9.14  Rules of Construction.  The following rules shall apply to the interpretation of this Agreement:

(a)           The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b)           Any reference to any federal, state, local, or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and shall be deemed to refer to any such Law as amended and in effect at any time.

(c)           For the purposes of this Agreement, the Disclosure Statements, the Schedules and Exhibits to this Agreement, (i) words in the singular will include the plural and vice versa and words of one gender will include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iii) the word “including” and words of similar import will mean “including, without limitation,” unless otherwise specified, (iv) the word “or” will not be exclusive, (v) the phrase “made available” will mean that the information referred to has been made available if requested by the party to whom such information is to be made available, and (vi) any accounting term will have, unless otherwise specifically provided herein, the meaning customarily given such term in accordance with GAAP, and all financial computations will be made, unless otherwise specifically provided herein, in accordance with GAAP consistently applied, and all references to GAAP, unless otherwise specifically provided herein, will be to GAAP.

(d)           A “breach” of a representation, warranty, covenant, obligation or other provision of this Agreement or any Transaction Document will be deemed to have occurred if there is or has been any inaccuracy in or breach of or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision.

(e)           The article, section and paragraph captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.  Unless otherwise specified, all references herein to numbered Articles and Sections are to Articles and Sections of this Agreement and all references herein to Exhibits are to Exhibits to this Agreement.

(f)           Unless otherwise specified, all references contained in this Agreement or in any Transaction Document to “dollars” or “$” will mean United States Dollars.

(g)           References to “ordinary course of business,” insofar as they relate to the Company Group, shall refer to the ordinary course of business for a construction equipment manufacture company.

[remainder of this page intentionally left blank ]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

BUYER:	CHINA FUNDAMENTAL ACQUISITION CORPORATION:

	By:	/s/ Chun Yi Hao

Name: Chun Yi Hao
Title: Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

COMPANY GROUP:	Giant Nova Holdings Limited

	By:	/s/ Liu Yabin

Name: Liu Yabin
Title: Chief Executive Officer

Authentic Genius Limited

	By:	/s/ Zhang Hui

Name: Zhang Hui
Title: Chief Executive Officer

Beijing Xin Fu Industry Consulting Co., Ltd.
(北京信赋兴业咨询有限公司)
(Affix Seal)

	By:	/s/ Liu Yabin

Name: Liu Yabin
Title: Legal Representative

Beijing Wowjoint Machinery Co., Ltd.
(北京万桥兴业机械有限公司)
(Affix Seal)

	By:	/s/ Liu Yabin

Name: Liu Yabin
Title: Legal Representative

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

SELLERS:	Wowjoint International Limited

	By:	/s/ Wang Xu

Name: Wang Xu
Title: Chief Executive Officer

Red Stone Investments Group Limited

	By:	/s/ Lui Yee Fun

Name: Lui Yee Fun
Title: Chief Executive Officer

Willing Company Limited

	By:	/s/ Zhang Lin

Name: Zhang Lin
Title: Chief Executive Officer

PJ Landscape Company Limited

	By:	/s/ Po Jing Liu

Name: Po Jing Liu
Title: Chief Executive Officer

Realink Group Limited

	By:	/s/ Liu Yabin

Name: Liu Yabin
Title: Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

SELLERS:

/s/ Zhang Hui
Zhang Hui

/s/ Mui Hoo Lui Chung
Mui Hoo Lui Chung

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

FOUNDERS:
/s/ Liu Yabin
Liu Yabin (刘亚滨)

/s/ Zhang Fude
Zhang Fude (张福德)

/s/ Liu Liguo
Liu Liguo (刘利国)

/s/ Liu Yasheng
Liu Yasheng (刘亚声)

Schedule A-1

Subscription Allocations among BVI Shareholders

Name	Company Shares	Closing Shares	Additional Shares (if applicable)
Realink Group Limited	38,150	4,349,100	2,136,400
Wowjoint International Limited	3,000	342,000	168,000
PJ Landscape Co., Limited	2,300	262,200	128,800
Mui Hoo Lui Chung	2,250	256,500	126,000
Red Stone Investment Group Limited	2,250	256,500	126,000
Willing Co., Limited	2,050	225,150	110,600
TOTAL:	50,000	5,691,450	2,795,800

Schedule A-1

Schedule A-2

Subscription Allocations to Hong Kong Shareholder

Name	Company Ordinary Shares	Closing Shares	Additional Shares (if applicable)
Zhang Hui	10,000	8,550	4,200

Schedule A-2

Schedule A-3

List of Founders

Name of Founders	ID/Passport No.

Liu Yabin (刘亚滨)	110108195806176019

Zhang Fude (张福德)	110108195601276016

Liu Liguo (刘利国)	130302197102082511

Liu Yasheng (刘亚声)	110108196106268910

Schedule A-3

Schedule B

List of Key Employees

1. Manager of Project Management department, Yun Fuchun

2. Deputy manager of Project Management department, Nan Pengchuan

3. Deputy manager of Financial Department, Sui Xiao

4. Manager of Financial Department, Wu Xudong

5. Director of Executive Office, Wang Xu

6. Workshop manager of Production Department， Zhao Minjun

7. Manager of Business Department, Liu Yasheng

8. Manager of Supply department, Wang Xiaonan

9. Deputy manager of Supply department, Ma Ying

10. Deputy manager of Engineer Technology Department, Yu Wentao

11. Manager of Production Coordination Centre, Zhao Fengqin

12. Manager of Quality Assurance Department, Zhao Yuming

13. Electrical engineer of Engineer Technology Department, Yang Zhigang

Schedule B

Exhibit A

Definitions

1.1           Defined Terms.  The following terms shall have the following meanings (such meanings to be equally applicable to both the singular and the plural forms of the terms defined):

“Action” means any legal, administrative, governmental or regulatory proceeding or other action, suit, proceeding, claim, arbitration, mediation, alternative dispute resolution procedure, inquiry or investigation by or before any arbitrator, mediator, court or other Governmental Entity.

“Additional Agreements” shall mean any other agreements required, in the opinion of Buyer, to consummate the Transaction.

 “Additional Shares” has the meaning set forth in Section 2.4.

“Affiliate” means (a) with respect to a particular individual: (i) each member of such individual’s Family (as defined below in this definition); (ii) any Person that is directly or indirectly controlled (as defined below in this definition) by such individual or one or more members of such individual’s Family; and (iii) any Person with respect to which such individual or one or more members of such individual’s Family currently serves or has previously served as a director, officer, employee, partner, member, manager, executor, or trustee (or in a similar capacity); and

with respect to a specified Person other than an individual, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

For purposes of this definition, (i) ”control” of a Person will mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of Voting Securities, by Contract or otherwise; and (ii) the “Family” of an individual includes (A) the individual, (B) the individual’s spouse, (C) any other natural person who is a child, sibling or Buyer of the individual or the individual’s spouse, and (D) any other natural person who resides with such individual.

“Agreement” has the meaning set forth in the preamble to this agreement.

 “Business” means the business and operations of the each member of the Company Group as conducted on the date hereof.

“Business Day” means a day on which banks and stock exchanges are open for business in New York (excluding Saturdays, Sundays and public holidays).

“Buyer” has the meaning set forth in the preamble to this Agreement.

 “Buyer Board of Directors” shall mean the board of directors of the Buyer and any relevant committees.

“Buyer Contracts” means:

Exh. A-1

(a)           any “material contact” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC;

(b)           all Contracts to which Buyer is a party or by which any of Buyer’s assets may be bound, subjected or affected, which either (a) creates or imposes a liability greater than $100,000 on the Surviving Company or (b) may not be cancelled by Buyer on 30 days’ or less prior notice;

(c)           all Contracts concerning a partnership, joint venture, joint development or other cooperation arrangement;

(d)           all Contracts with any Governmental Entity;

(e)           all Contracts relating to or evidencing Indebtedness of Buyer (or the creation, incurrence, assumption, securing or guarantee thereof);

(f)           all material Contracts relating to employment, change of control, retention, severance or material consulting or advising arrangements, excluding those in connection with the Transaction contemplated hereunder; and

(g)           all Contracts which are otherwise material to Buyer which are not described in any of the categories specified above, excluding those in connection with the Transaction contemplated hereunder.

“Buyer Disclosure Statement” means the Buyer Disclosure Statement dated as of the date hereof and delivered by Buyer herewith.

“Buyer Indemnified Party” has the meaning set forth in Section 7.1.

“Buyer Material Adverse Effect” means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, prospects, condition (financial or otherwise), assets or results of operations of Buyer or (b) would prevent or materially impair or materially delay the ability of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed by themselves to be or constitute a Buyer Material Adverse Effect: (i) the effect of any change in the United States or foreign economies, capital markets or political conditions in general to the extent that it does not disproportionately affect the Buyer taken as a whole, relative to other participants in the industries in which Buyer operates; (ii) the effect of any act of war, armed hostilities or terrorism which does not disproportionately affect the Company Group, taken as a whole, relative to other participants in the industries in which Buyer operates; and (iii) the effect of any changes in applicable Laws applicable to Buyer or GAAP.

“Buyer Ordinary Shares” has the meaning set forth in the recitals to this Agreement.

“Buyer SEC Reports” has the meaning set forth in Section 5.16(a).

“Buyer Shareholders” means holders of Buyer Ordinary Shares.

Exh. A-2

“Buyer Shareholder Approval” means the approval of the Transaction and all other Voting Matters, by the Buyer Shareholders holding the number of shares of Buyer Ordinary Shares required under the laws of the Cayman Islands and Buyer’s Organizational Documents to authorize and approve such Voting Matters; provided that, even if such vote were obtained, the Buyer Shareholder Approval shall be deemed not to have occurred if holders of 35% or more of the shares of Buyer Ordinary Shares that were issued in Buyer’s initial public offering vote against the Transaction and properly elect redemption of their shares.

“Buyer Shareholders’ Meeting” has the meaning set forth in Section 6.2(b).

 “Buyer Warrants” means any outstanding warrants to purchase Buyer Ordinary Shares.

“BVI Company” has the meaning set forth in the preamble to this Agreement.

 “Change Event” means the occurrence of any of the following events:

(a)           the acquisition by any Person of beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act, of more than 50% of the voting power of Buyer’s outstanding Voting Securities (or the outstanding Voting Securities of any successor entity); provided that such an acquisition by any Seller or any entity over which a Seller has the ability to exercise control or has over 50% of the equity interests, or otherwise holds direct or indirect control, shall not be a Change Event;

(b)           the liquidation, dissolution or termination of Buyer; or

(c)           a sale of all or substantially all of the assets of Buyer and its Subsidiaries, taken as a whole, to any Person other than a Seller or a group with respect to which one or more Sellers has the ability to exercise control or has over 50% of the equity interests, or otherwise holds direct or indirect control.

“Change Event Consideration” means the cash and/or fair market value of securities or other consideration received by holders of Buyer Ordinary Shares in respect of one share of Buyer Ordinary Shares in connection with such Change Event transaction.

“Change in Recommendation” means the withdrawal of, or modification in a manner adverse to the BVI Company and the Hong Kong Company of, the recommendation of the Buyer Board of Directors to the Buyer Shareholders referred to in Section 6.2(d) or the recommendation by the Buyer Board of Directors to the Buyer Shareholders to vote in favor of any transaction other than the Transaction or a transaction related to the Transaction.

“Claim” has the meaning set forth in Section 6.13.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Expenses” means any costs and expenses incurred by Buyer in connection with the negotiation, execution, delivery and performance of this Agreement and other relevant documents and the transactions contemplated hereby and thereby, including but no limited to all reasonable legal fees and expenses of counsel to Buyer, all reasonable auditing fees of Buyer and all reasonable fees and expenses of financial advisors payable by Buyer.

Exh. A-3

 “Closing Shares” has the meaning set forth in Section 2.1(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Companies Law (2007) of the Cayman Islands.

 “Company Acquisition Proposal” means, with respect to the BVI Company and the Hong Kong Company, (A) any offer, proposal or inquiry relating to, or any third party indication of interest in, any acquisition or purchase, direct or indirect, of any class of Equity Securities of any member of the Company Group, (B) a merger, consolidation, share exchange, business combination, sale of assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction that would result in (i) the Sellers owning less than 50% of the outstanding Voting Securities of the BVI Company or the Hong Kong Company, as the case may be, its successor company or surviving company or (ii) a sale of all or a significant portion of the assets of the Company Group, taken as a whole, or (c) other than with respect to the transactions described in this Agreement, any transaction with a special purpose acquisition company.

“Company Disclosure Statement” means the Company Disclosure Statement dated as of the date hereof and delivered by the BVI Company and the Hong Kong Company.

“Company Financial Statements” has the meaning set forth in Section 4.8(a).

“Company Group” has the meaning set forth in the preamble to this Agreement.

“Company Information” has the meaning set forth in Section 6.2(e).

“Company Insurance Policies” has the meaning set forth in Section 4.19(a).

“Company Leased Premises” has the meaning set forth in Section 4.12(c).

“Company Material Adverse Effect” means, with respect to any Person, any (i) event, occurrence, fact, condition, change or development that has had a material adverse effect on the business prospects, condition (financial or otherwise), assets or results of operations of such Person; (ii) material adverse effect on such Person’s ability to perform any material obligations of such Person hereunder or under any other Transaction Document or any Contract of such Person, as applicable; (iii) material adverse effect on any material rights such Person may have hereunder or under any other Transaction Document or any material Contract of such Person.

“Company Material Contracts” means all pending or currently in force Contracts to which any member of the Company Group is party as of the date hereof:

i.	which provide for payments from any member of the Company Group of $100,000 or more during any year;

ii.	concerning a material joint venture, joint development or other cooperation arrangement;

Exh. A-4

iii.	relating to or evidencing Indebtedness for borrowed money of any member of the Company Group in excess of $100,000;

iv.
relating to the purchase or sale of property, or for the furnishing or receipt of services, including customer, supply or consulting Contracts and placement agent Contracts, which provide for payment to or from any member of the Company Group of $100,000 or more;

v.
which materially limit the ability of any member of the Company Group to compete in any line of business or with any Person or in any geographic area or which limit or restrict the ability of any member of the Company Group with respect to the development, marketing, sale or distribution of, or other rights with respect to, any products or services.

vi.
that create, establish or define the terms and conditions of, govern the transfer, voting, economic or other rights of holders of, or otherwise relate to Equity Securities issued by any member of the Company Group, including the Organizational Documents of such member of the Company Group;

vii.	under which any member of the Company Group has made any outstanding advance, loan or extension of credit to employees of any member of the Company Group in excess of $100,000;

viii.	which provide for the payment of fees to any member of the Company Group in excess of $100,000;

ix.
for the purchase or sale of any material business, corporation, partnership, joint venture, association or other business organization or any material division, material assets, material operating unit or material product line thereof, which purchase or sale has not yet been consummated;

x.	relating to material employment, change of control, retention, severance or material consulting arrangements;

xi.
for the purchase, license (as licensee) or lease (as lessee) by any member of the Company Group of services, materials, products, personal property, supplies or other tangible assets from any supplier or vendor in excess of $100,000;

xii.	required to be set forth on Section 4.20(b) of the Company Disclosure Statement; and

xiii.	the entering into of which is material and not in the ordinary course of business of such member of the Company Group.

“Company Ordinary Shares” has the meaning set forth in the recitals to this Agreement.

“Company Permits” has the meaning set forth in Section 4.17.

 “Company Tax Returns” has the meaning set forth in Section 4.10(a).

 “Competitive Business” has the meaning set forth in Section 6.19(g).

Exh. A-5

“Completion of the Restructuring”  means all reorganization actions and plans set forth in Exhibit J hereto have been completed.

“Confidential Information” has the meaning set forth in Section 6.19(a)(i).

 “Consents” means all consents, waivers, approvals, requirements, allowances, novations, authorizations, declarations, filings, registrations and notifications.

“Contract” means, with respect to any Person, all agreements, contracts, obligations, commitments and arrangements (whether written or oral) (a) to which such Person is a party; (b) under which such Person has any rights; (c) under which such Person has any Liability; or (d) by which such Person, or any of the assets or properties owned or used by such Person, is bound, including, in each case, all amendments, modifications and supplements thereto.

“Control Documents” means, collectively, the Exclusive Technical Consulting and Services Agreement in substantially the form attached hereto as Exhibit C, the Equity Pledge Agreement in substantially the form attached hereto as Exhibit D, the Voting Rights Proxy Agreement in substantially the form attached hereto as Exhibit E and the Call Option Agreement in substantially the form attached hereto as Exhibit F.

“Corporate Records” has the meaning set forth in Section 4.2(b).

“December 31, 2008 Buyer Balance Sheet” has the meaning set forth in Section 5.8.

“Disclosing Party” has the meaning set forth in Section 6.6(c).

“Disclosure Statements” means the Company Disclosure Statement and the Buyer Disclosure Statement.

“Domestic Shareholders” means the registered shareholders of the Domestic Company, namely, Li Anning (李安宁), Liu Liguo (刘利国), Liu Yabin (刘亚滨), Liu Yasheng (刘亚声), Wang Pingyi (王平意), Zhang Fude (张福德), Beijing Wowjoint Mechanical and Electrical Equipment Co. (北京市万桥机电设备公司), and Ding Ting (丁町)

 “Employee Benefit Plan” means any employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of any member of the Company Group or any beneficiary or dependent thereof that is sponsored or maintained by any member of the Company Group or to which any member of the Company Group contributes or is obligated to contribute, whether or not written, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy, contract, letter or agreement.

“Employees” has the meaning set forth in Section 6.1(a)(ii).

“Environmental Law” has the meaning set forth in Section 4.15(a).

Exh. A-6

“Equity Securities” means any capital stock, limited liability company interest or other equity or voting interest or any security, warrant, or evidence of indebtedness convertible into or exchangeable for any capital stock, or limited liability company interest or other equity interest, or any right, warrant or option to acquire any of the foregoing.

“Escrow Agreement” has the meaning set forth in Section 6.21.

“Escrow Representative” means a person to be appointed by an escrow agent in accordance with the provisions of the Escrow Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means (i) any Taxes of any member of the Company Group for any Pre-Closing Tax Period in excess of any amounts specifically identified and reserved therefor on the face of the balance sheet of such member of the Company Group as of August 31, 2009 (rather than any notes thereto) (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income), as adjusted for the passage of time through the Closing Date in accordance with the ordinary course of business of members of the Company Group consistent with past practice.  For purposes of this Agreement, in the case of any taxable year or period beginning before and ending after the Closing Date, (x) Property Taxes of the members of the Company Group allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire taxable year or period multiplied by a fraction, the numerator of which is the number of days during the taxable year or period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire taxable year or period, and (y) Taxes (other than Property Taxes) of the members of the Company Group for the Pre-Closing Tax Period shall be computed as if such taxable year or period ended as of the close of business on the Closing Date.

“Founders” has the meaning set forth in the preamble to this Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means, in any jurisdiction, including the PRC, any (i) national, state, local, foreign or international government; (ii) court, arbitral or other tribunal; (iii) governmental or quasi-Governmental Entity of any nature (including any political subdivision, instrumentality, branch, department, official or entity); or (iv) agency, commission, authority or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Materials” has the meaning set forth in Section 4.15(a).

 “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(a)           the principal of, interest on and premium (if any) in respect of indebtedness of such Person for borrowed money;

(b)           the principal of, interest on and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(c)           the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 90 days of incurrence);

Exh. A-7

(d)           capitalized lease obligations of such Person;

(e)           the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables); and

(f)           the principal component of Indebtedness of other Persons to the extent guaranteed by such Person.

“Indemnified Party” has the meaning set forth in Section 7.3(a).

“Initial Business Combination” has the meaning set forth in Section 6.13.

“Initial Lock-up Period” has the meaning set forth in Section 6.21.

“Intellectual Property” means trademarks and service marks (both registered and unregistered), trade names and Internet domain names, know-how, confidential information, electronic databases, and all other intellectual property rights, in each case as used to conduct the Business in the ordinary course of business.

“IFRS” means international financial reporting standard.

“IPO” has the meaning set forth in Section 6.13.

“Key Employees” means the persons listed in Schedule B hereto.

 “Knowledge” means, with respect to any Person, the actual knowledge of such Person and that knowledge which should have been acquired by such Person after making such due inquiry and exercising such due diligence as a prudent business person would have made or exercised in the management of his or her business affairs.

“Law” and “Laws” means all laws, principles of common law, statutes, constitutions, treaties, rules, regulations, ordinances, codes, rulings, Orders, licenses and determinations of all Governmental Entities.

“Legal Proceeding” has the meaning set forth in Section 7.3(a).

“Liability” means any and all claims, debts, liabilities, obligations and commitments of whatever nature, whether known or unknown, asserted or unasserted, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated or due or to become due, and whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise) and whether or not the same would be required by GAAP to be reflected as a liability in financial statements or disclosed in the notes thereto.

“Lien” means any charge, “adverse claim” (as defined in Section 8-102(a)(1) of the Uniform Commercial Code) or other claim, community property interest, condition, equitable interest, lien, encumbrance, option, proxy, pledge, security interest, mortgage, right of first refusal, right of first offer, retention of title agreement, defect of title or restriction of any kind or nature, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

Exh. A-8

“Losses” means include all losses, liabilities, damages, Taxes, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses) including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid; provided, that solely for the purposes of determining the amount of any Losses for which Buyer may be entitled to indemnification pursuant to Article VII, any representation or warranty contained in this Agreement that is qualified by a term or terms such as “material,” “materially,” or “Company Material Adverse Effect” shall be deemed made or given without such qualification and without giving effect to such words.

“MOFCOM” shall mean the Ministry of Commerce of the PRC.

“Money Laundering Laws” has the meaning set forth in Section 4.31.

“Net Income” means with respect to any Person is defined as the net income (or loss) of such Person calculated in accordance with GAAP; provided, however, that Net Income shall exclude (i) one-time charges related to the Closing, including but not limited to attorney’s, auditor’s, consulting advisor’s and finder’s fees and (i) any non-cash expenses, including but not limited to non-cash compensation for employment, options, and warrants..

“Non-Competition Period” has the meaning set forth in Section 6.19(g)(ii).

 “OFAC” has the meaning set forth in Section 4.30.

“Order” means any award, decision, stipulation, injunction, judgment, order, ruling, subpoena, writ, decree or verdict entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” means, with respect to any Person, its certificate or articles of incorporation, its by-laws, its memorandum and articles of association, its limited liability company agreement or operating agreement, its certificate of formation, its partnership or limited partnership agreement, its trust indenture or agreement or other documentation governing the organization or formation of such Person, but not any shareholder, registration rights, subscription or other Contract to which such Person may become a party after its formation or organization.

“Other Filings” has the meaning set forth in Section 6.2(a).

“Permits” means all Consents, licenses, permits, certificates, variances, exemptions, franchises and other approvals issued, granted, given, required or otherwise made available by any Governmental Entity.

Exh. A-9

“Permitted Liens” means, with respect to any Person, Liens (a) for Taxes, assessments and other governmental charges, if such Taxes, assessments or charges shall not be due and payable or which the Person is contesting in good faith and for which adequate reserves have been established; (b) for inchoate workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business in respect of obligations which are not overdue; (c) for minor title defects, recorded easements, and zoning, entitlement or other land use or environmental regulation, which minor title defects, recorded easements and regulations do not, individually or in the aggregate, impair the continued use, occupancy, value or marketability of title of the property to which they relate or the Business, assuming that the property is used on substantially the same basis as such property is currently being used by any member of the Company Group; (d) which are disclosed or reserved against in the Company Financial Statements; or (e) which were incurred in the ordinary course of business since August 31, 2009.

 “Person” means any individual, sole proprietorship, firm, corporation (including any non-profit corporation and public benefit corporation), general or limited partnership, limited liability partnership, joint venture, limited liability company, estate, trust, association, organization, labor union, institution, entity or Governmental Entity, including any successor (by merger or otherwise) of such entity.

“PRC” shall mean the People’s Republic of China, for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region and the Macao Special Administrative Region and Taiwan.

“Pre-Closing Tax Period” means any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date.

“Property Taxes” means real, personal and intangible ad valorem property taxes.

“Proposed Business Plan” has the meaning set forth in Section 4.35.

“Prospectus” has the meaning set forth in Section 4.25.

“Proxy Confirmation” has the meaning set forth in Section 6.2(f).

“Proxy Information” has the meaning set forth in Section 6.2(c).

“Proxy Statement” means the proxy statement Buyer sends to the Buyer Shareholders for purposes of soliciting proxies for the Buyer Shareholders’ Meeting, as provided in Section 6.2(f).

“Proxy Statement Date” means the first date on which Buyer expects to distribute the Proxy Statement to the Buyer Shareholders.

 “Relationships” has the meaning set forth in Section 6.1(a)(i).

“Release” has the meaning set forth in Section 101(22) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Reorganization Actions” has the meaning set forth in Section 3.2(k).

Exh. A-10

“Representatives” means, with respect to any Person, such Person’s Affiliates, directors, officers, employees, agents, consultants, advisors and other representatives, including legal counsel, accountants and financial advisors.

“Restructuring” means the establishment of the BVI Company, the Hong Kong Company and the WFOE and the execution and delivery by relevant parties of the documents set forth in Section 3.1(c).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder.

“SAFE” shall mean the State Administration of Foreign Exchange of the PRC, including any of its branches or divisions.

“SEC” means the Securities and Exchange Commission.

 “Securities Act” means the Securities Act of 1933, as amended.

“Sellers” has the meaning set forth in the preamble to this Agreement.

“Seller Indemnified Party” has the meaning set forth in Section 7.2.

“Seller Earn-Out Shares” has the meaning set forth in Section 2.6.

“Senior Managers” shall mean, collectively, Liu Yabin (刘亚滨), Zhang Fude (张福德) and Liu Liguo (刘利国).

“Software” means all software, in object, human-readable or source code, whether previously completed or now under development, including programs, applications, databases, data files, coding and other software, components or elements thereof, programmer annotations, and all versions, upgrades, updates, enhancements and error corrections of all of the foregoing.

 “Sponsors” has the meaning set forth in Section 2.5.

“Sponsor Earn-Out Shares” has the meaning set forth in Section 2.5.

 “Subsidiary” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which more than 50% of the outstanding equity securities are on the date hereof directly or indirectly owned by such party; provided that no Person will be considered to be a Subsidiary of such Person’s general partner by virtue of such general partnership interest.

  “Suppliers” means manufacturers, vendors or suppliers.

  “Surviving Company” means buyer after the business combination between Buyer, the BVI Company and the Hong Kong Company as contemplated hereunder.

Exh. A-11

 “Taxes” or “Tax” means all federal, national, state, province, local and foreign taxes, charges, duties, fees, levies or other assessments, including without limitation income, excise, property, sales, use, gross receipts, recording, insurance, value addeds, profits, license, withholding, payroll, employment, capital stock, customs duties, net worth, windfall profits, capital gains, transfer, registration, estimated, stamp, social security, environmental, occupation, franchise or other taxes of any kind whatsoever, imposed by any Governmental Entity, and all interest, additions to tax, penalties and other similar amounts imposed thereon.

“Tax Return” means, with respect to any Person, all federal, national, state, province, local and foreign Tax returns, reports, declarations, statements and other documentation, including any schedule or attachment thereto, required to be filed by or on behalf of such Person (or any predecessor) or any consolidated, combined, affiliated or unitary group of which such Person is or has been a member (but only with respect to taxable periods during which such Person is a member thereof), including information returns required to be provided to any payee or other Person.

“Termination Date” means May 20, 2010, or a later date if mutually agreed upon by the parties hereto.

“Third Party Claim” has the meaning set forth in Section 7.3(a).

 “Transaction” means the transactions contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, as modified by the Company Disclosure Statement and the Buyer Disclosure Statement and each of the agreements set forth in Section 3.1(c); provided, that upon execution and delivery of any Additional Agreement by all parties thereto based on a term sheet or form of agreement attached to this Agreement, such Additional Agreement shall supersede such term sheet or form of agreement and shall become a Transaction Document.

“Transaction Terms” has the meaning set forth in Section 6.6(a).

 “Trust Account” has the meaning set forth in Section 6.13.

“Trust Agreement” has the meaning set forth in Section 4.25.

  “Voting Matters” has the meaning set forth in Section 6.2(a).

“Voting Securities” shall mean, with respect to any Person, the Ordinary Shares and any other securities issued by such Person that are outstanding and entitled to vote generally in the election of directors of such Person.

 “Warrantors” has the meaning set forth in Article IV.

Exh. A-12

Exhibit B

Form of Earn-Out Agreement

EARN-OUT AGREEMENT

This EARN-OUT AGREEMENT (the "Agreement"), is entered into as of _________, 2009 by and between CHINA FUNDAMENTAL ACQUISITION CORPORATION, a public company in the United States (“Party A”, or the "Company") and REALINK GROUP LIMITED (“Party B”) , a British Virgin Islands company.  Party A and Party B are sometimes referred to collectively as the "Parties" and individually the “Party”.

RECITALS

A.  The Parties are parties to a Share Purchase Agreement dated __________, 2009 ("Purchase Agreement")

B.  Pursuant to the Purchase Agreement, the Company will acquire all of the outstanding shares of Giant Nova Holdings Limited, a British Virgin Islands company, and Authentic Genius Limited, a Hong Kong company, from Party B and other Sellers.

C. Pursuant to Section 2.6 of the Purchase Agreement, the Company agrees  to provide for the issuance of  additional Buyer Ordinary Shares (as defined in the Purchase  Agreement) ("Earn-Out Shares") to Party B subject to performance targets outlined in this Agreement (“Performance Targets”) following the Closing (as defined in the Purchase Agreement).

D. Capitalized terms not otherwise defined herein shall have the meaning defined under the Purchase Agreement.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Performance Targets

(1)
200,000 Buyer Ordinary Shares shall be issued to Party B in the event the closing per share price (or the closing bid, if no sales are reported) of the Buyer Ordinary Shares traded on the OTC Bulletin Board or any national securities exchange where the Buyer Ordinary Shares are traded is at or above US$10.00 for 180 days (such 180 days may be calculated on a non-consecutive basis) out of 360 days during the period from the Closing Date to the second anniversary of the Closing Date.

(2)
200,000 Buyer Ordinary Shares shall be issued to Party B in the event the closing per share price (or the closing bid, if no sales are reported) of the Buyer Ordinary Shares traded on the OTC Bulletin Board or any national securities exchange where the Buyer Ordinary Shares are traded is at or above US$13.80 for 180 days (such 180 days may be calculated on a non-consecutive basis) out of 360 days during the period from the Closing Date to the third anniversary of the Closing Date.

Exh. B-1

(3)
100,000 Buyer Ordinary Shares shall be issued to Party B in the event the average daily trading volume of Buyer Ordinary Shares on the OTC Bulletin Board or any national securities exchange where the Buyer Ordinary Shares are traded, according to www.finance.yahoo.com, is no less than 200,000 shares for 3 consecutive months during the period from the Closing Date to the second anniversary of the Closing Date.

2.	Issuance of the Earn-Out Shares

Upon the achievement of each Performance Target, Party B shall present its request in writing, along with documents evidencing the achievement of such Performance Target, in the form and substance satisfactory to the Board of Directors of the Company for its review. The Earn-Out Shares shall be issued within 15 working days following the adoption of board resolution that the Board of Directors of the Company has acknowledged and confirmed the achievement of the Performance Target.

3.	Condition Precedent to the Receipt of Earn-Out Shares

In order for Party B to receive the Earn-Out Shares, shareholders of Party B, namely, Mr. Liu Yabin, Mr. Zhang Fude, Mr. Liu Liguo and Mr. Liu Yasheng, must be continuously employed by the Company or a member of the Company Group during the term (as extended) of their respective employment agreement with the Company, as agreed in the Purchase Agreement, unless terminated without cause by the Company.  For the purpose of this Agreement, “cause” shall have the meaning defined under the relevant employment agreement.

4.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York (excluding any provision regarding conflicts of laws).

5.	Dispute Resolution

(a) Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation.  Such consultation shall begin within 7 days after one Party hereto has delivered to the other Party hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration at any time following such thirty (30) day period upon the request of any Party with notice to the others.

(b) The arbitration shall be conducted in Hong Kong by the Hong Kong International Arbitration Center in accordance with its arbitration rules then in effect.  The arbitration proceedings shall be conducted in Chinese.

Exh. B-2

(c) The award of the arbitration tribunal shall be final and binding upon the disputing Parties, and any Party may apply to a court of competent jurisdiction for enforcement of such award.

6.	Successor

The Parties acknowledge that the Company will be renamed Wowjoint Holdings Limited after the Closing (“Successor”).  This Agreement shall be binding upon the Successor.

7.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement, but all of which together shall constitute one and the same instrument.

8.	Language

This Agreement is written in English.

(The reminder of the page is intentionally left blank)

Exh. B-3

The Parties have duly executed this Agreement as of the date first written above.

PARTY A:	CHINA FUNDAMENTAL ACQUISITION CORPORATION:

By:

Name: Chun Yi Hao
Title: Chief Executive Officer

PARTY B	REALINK GROUP LIMITED

By:

Name:
Title: Chief Executive Officer

Exh. B-4

Exhibit C

Form of Exclusive Technical Consulting and Services Agreement

Exclusive Technical Consulting
and Services Agreement

between

Beijing Xin Fu Industry Consulting Co., Ltd.
 (北京信赋兴业咨询有限公司)

and

Beijing Wowjoint Machinery Co., Ltd.
(北京万桥兴业机械有限公司)

Exh. C-1

This Exclusive Technical Consulting and Services Agreement (the “Agreement”) is made and entered into on the date of September _, 2009 between the following two parties in Beijing:

Party A:	Beijing Xin Fu Industry Consulting Co., Ltd. (北京信赋兴业咨询有限公司)
Legal Address:	B2-D2-301 A Block Tiancheng Mansion, #2, Xinfeng Road, Deshengmenwai Street, Xicheng Dist., Beijing, P.R.China 100088

Party B:	Beijing Wowjoint Machinery Co., Ltd. (北京万桥兴业机械有限公司)
Legal Address:	1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng Dist. Beijing P.R. China 100088

WHEREAS:

1.
Party A, a wholly foreign-owned enterprise organized in People’s Republic of China (the “PRC”) under the Laws of the PRC, owns resources to provide the technical consulting, management services, business consulting and possessing the relevant business experience and resources.

2.
Party B, a limited liability company registered in the PRC and is approved by the competent governmental authorities to carry on the business of manufacturing and installation of tailored construction equipment and machinery.

3.	Party A agrees to provide Party B with technical consulting and related services set forth in this Agreement, and Party B agrees to accept such technical consulting and services provided by Party A;

NOW THEREFORE, the parties through mutual negotiations agree as follows:

1.	Technical Consulting and Services; Exclusivity

1.1
During the term of this Agreement, Party A agrees to, as the exclusive technical consulting and services provider of Party B, provide the exclusive technical consulting and services to Party B set forth on Appendix 1.  Party A further agrees that, during the term of this Agreement, it shall not provide any technical consulting and services to any other third parties without Party B’s prior written consent, with the exception to the affiliates of Party B.

1.2
Party B hereby agrees to accept such exclusive technical consulting and services provided by Party A.  Party B further agrees that, during the term of this Agreement, it shall not accept any third parties to provide such technical consulting and services for such above-mentioned business without the prior written consent of Party A.

1.3
Party A shall be the sole and exclusive owner of all right, title and interests to any and all intellectual property rights arising from the performance of this Agreement, including but not limited to, copyrights, patent, know-how, trade secrets and others no matter whether it is developed by Party A or by Party B based on Party A’s intellectual property right.

Exh. C-2

2.	Calculation and Payment of the Fee for Technical Consulting and Services (the “Fee”)

The parties agree that the Fee under this Agreement shall be determined according to the terms set forth in Appendix 2.

3.	Representations, Warranties and Covenants

3.1	Party A hereby represents and warrants as follows:

3.1.1	Party A is a company duly registered and validly existing under the Laws of the PRC;

3.1.2
Party A has the power, has been duly authorized by all necessary action, and has obtained all third party and governmental consents and approvals to execute and perform this Agreement.  The execution, delivery and performance of this Agreement and does not and will not result in any violation of enforceable or effective laws or contractual limitations;

3.1.3	The Agreement constitutes a legal, valid and binding obligation of Party A, enforceable against it in accordance with its terms upon its execution; and

3.14
No lawsuit, arbitration or other judicial or administrative proceeding is pending that would affect Party A’s ability to perform its obligation under this Agreement, and to its knowledge, no such proceeding is threatened

3.2	Party B hereby represents and warrants as follows:

3.2.1	Party B is a company duly registered and validly existing under the Laws of the PRC and is licensed to engage in the business of the information service on the value-added communication services.

3.2.2
Party B has the company power, within the business scope, has been dully authorized by all necessary action, has been obtained all consents and approvals from any third parties and governments to execute and perform this Agreement, and do not and will not result in any violation of enforceable or effective laws or contractual limitations.

3.2.3	The Agreement constitutes a legal, valid and binding obligation of Party B, enforceable against it in accordance with its terms upon its execution.

3.2.4
No lawsuit, arbitration or other judicial or administrative proceeding is pending that would affect Party B’s ability to perform its obligation under this Agreement, and to its knowledge, no such proceeding is threatened; and

3.2.5
Party B has disclosed to Party A all contracts, government approvals, permits or other documents to which Party B is a party or by which Party B (or any of its properties, assets or business) is subject or bound, which may have a material adverse effect on its ability to fully perform its obligations under this Agreement, and the documents provided by Party B to Party A does not contain any statement of or omit to state any material fact.

Exh. C-3

3.3	Party B further covenants to Party A as follows:

3.3.1	Party B shall pay the Fee as set forth in Appendix 2 in a timely manner to Party A in accordance with the terms of this Agreement.

3.3.2
During the Term of this Agreement, Party B shall continuously maintain the validity of its business licenses, permits and qualifications; and actively cooperate with Party A in the provision of the Services as set forth in Appendix 1.

4.	Confidentiality

4.1
Prior to and during the term of this Agreement, a Party (“Disclosing Party”) may have disclosed or may disclose certain confidential information to the other Party (“Recipient”) from time to time. The Recipient shall keep confidential such confidential information and shall not use such confidential information for any purpose other than those specifically provided for under this Agreement. The foregoing confidentiality obligation shall not apply to the information: (a) that was already in the Recipient’s possession prior to such disclosure, as demonstrated by documentation prepared prior to such disclosure; (b) that has entered the public domain through no breach of this Agreement by the Recipient; and (c) that was obtained by the Recipient from a third party who did not commit a breach of confidence with respect to such information.

4.2	The parties agree that this Article 4 shall survive no matter whether this Agreement is amended, cancelled or terminated.

5.	Indemnity

Party B shall indemnify and hold harmless Party A from and against any loss, damage, obligation and expenses arising out of any litigation, claim or other legal procedure against Party A arising out of the performance of this Agreement.

6.	Effectiveness and Term

6.1
This Agreement shall be executed and come into effect as of the date first set forth above.  The term of this Agreement is ten (10) years unless earlier terminated as set forth in this Agreement (the “Term”).  Party A and Party B shall review this Agreement every three (3) months to determine whether any amendment or supplement to the Agreement is necessary after considering the circumstances.

7.	Termination

7.1	Termination; extension

This Agreement shall terminate automatically upon expiration of the Term unless a written notice of extension from Party A is provided to Party B upon or prior to expiration of the Term.  Under such circumstance, the Term shall automatically renew for a period specified in Party’s notice up to ten (10) years.

Exh. C-4

7.2	Early Termination

During the Term, Party B may not terminate this Agreement except in the case of gross negligence, fraud or other illegal acts or bankruptcy of Party A.  Notwithstanding the foregoing, Party A may terminate this Agreement at any time with a written notice to Party B thirty (30) days before such termination.

7.3	Survival

All rights and obligations under Article 4 and Article 5 shall survive after the termination of this Agreement.

8.	Dispute Resolution

The parties shall strive to settle any dispute arising from the interpretation or performance in connection with this Agreement through friendly consultation.  In case no settlement can be reached through consultation, each Party can submit such matter to Hong Kong International Arbitration Centre (the “HKIAC”) for arbitration in Hong Kong under the current effective rules of HKIAC.  The arbitration tribunal shall comprise of three (3) arbitrators.  Each party shall be entitled to appoint one (1) arbitrator and the arbitrators so appointed shall appoint a third (3rd) arbitrator who shall preside as Chairman.  The arbitration proceedings shall be conducted in Chinese.  The arbitration award shall be final and binding upon the parties and shall be enforceable in accordance with its terms.

9.	Force Majeure

9.1
Force Majeure, which includes, but not limited to, acts of governments, acts of nature, fire, explosion, typhoon, flood, earthquake, tide, lightning or war, means any event that is beyond the party’s reasonable control and cannot be prevented with reasonable care.  However, any shortage of credit, capital or finance shall not be regarded as an event of Force Majeure.  The affected party who is claiming to be not liable to its failure of fulfilling this Agreement by Force Majeure shall inform the other party, without delay, of the approaches of the performance of this Agreement by the affected party.

9.2
In the event that the affected party is delayed in or prevented from performing its obligations under this Agreement by Force Majeure, only within the scope of such delay or prevention, the affected party will not be responsible for any damage by reason of such a failure or delay of performance.  The affected party shall take appropriate means to minimize or remove the effects of Force Majeure and attempt to resume performance of the obligations delayed or prevented by the event of Force Majeure. After the event of Force Majeure is removed, the parties agree to resume performance of this Agreement with their best efforts.

10.	Notices

All notices or other communications provided for hereunder shall be written in English and Chinese and shall be personal delivery or by registered or postage prepaid mail, recognized courier service or facsimile transmission to the address of the relevant party or parties set forth below.

Exh. C-5

If to Party A:	Beijing Xin Fu Industry Consulting Co., Ltd.
B2-D2-301 A Block Tiancheng Mansion, #2, Xinfeng Road, Deshengmenwai Street, Xicheng Dist., Beijing, P.R.China 100088

If to Party B:	Beijing Wowjoint Machinery Co., Ltd.
1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng Dist. Beijing P.R. China 100088

11.	Assignments

Party B may not assign its rights and obligations under this Agreement to any third parties without the prior written consent of Party A.

12.	Severability

If any provision contained in this Agreement is held invalid or unenforceable under applicable, such provision shall be invalid or unenforceable as to such jurisdiction and the remaining provisions hereof shall not be in any way impaired.

13.	Amendment and Supplement

Any amendment and supplement of this Agreement shall be effective only if it is made in writing and signed by the parties hereto.  The amendment and supplement duly executed by the parties shall be part of this Agreement and shall have the same legal effect as this Agreement.

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the PRC.

15.	Miscellaneous

This Agreement is executed in English.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their representatives hereunto duly authorized as of the date first set forth above written.

Exh. C-6

Exclusive Technical Consulting and Services Agreement

[No text on this page]

By:
Party A :	Beijing Xin Fu Industry Consulting Co., Ltd.( 北京信赋兴业咨询有限公司)
(Affix Seal)

Legal Representative:  Ya Bin Liu

By:
Party B:	Beijing Wowjoint Machinery Co., Ltd. (北京万桥兴业机械有限公司)
(Affix Seal)

Legal Representative:   Ya Bin Liu

Exh. C-7

Appendix 1: The list of Technical Consulting and services

Party A shall provide Party B with the following technical consulting and services:

1.	Provide technical services for the designs in plan of constructions, equipment blueprint and modification.
2.	Conducting marketing research and providing marketing-research related consulting services;
3.	Verifying and confirming project offers valued at or more than $100,000 and tendering with combined signature.
4.	Providing the planning, design, evaluation and confirmation consulting support with regard to the development of new products.
5.
Providing the consulting services and support with regard to the labor and employment matters of Party B, including but not limited to the designation and training of Party B’s business personnel, administrative and management personnel, assist in the establishment of a sound human resource management system.

6.	Providing management-related consulting services and support; introduce advanced management concept and models to Party B.
7.	Provide technical indications for product development, modification, issues with testing and installation and other technical support services as needed by Party B.
8.	Such other services as may be agreed between the Parties.

Exh. C-8

Appendix 2: Calculation and Payment of the Fee for Consulting and Services

Party B shall pay a consulting service fee in amount of 12% to 20% of its revenue per year to Party A.  The actual applicable rate of the Fee in a given year shall be determined by Party A at its sole discretion based on the financial and business conditions of Party B.

The Fee should be calculated and collected within 90 days after the end of each fiscal year of Party B.  Party B shall wire the Fee within such period to a bank account designated by Party A.

Exh. C-9

Exhibit D

Form of Equity Pledge Agreement

Equity Pledge Agreement

 among

Beijing Xin Fu Industry Consulting Co., Ltd.
(北京信赋兴业咨询有限公司)

Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude,
Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司) and Ding Ting

Exh. D-1

This Equity Pledge Agreement (the “Agreement”) is entered into on the day of _______, 2009 by and among the following parties:

Pledgee: Beijing Xin Fu Industry Consulting Co., Ltd. (北京信赋兴业咨询有限公司)
Legal Address:	B2-D2-301 A Block TIANCHENG MANSION, #2 XINFENG Road DESHENGMENWAI Street, XICHENG Dist. Beijing P.R.China, 100088

Pledgor:

(1)	Li Anning whose China's ID number is 110102580802234, with her principal domicile at 15 The 8TH Floor of #1 Building South Street, Fuxingmen Wai, Xicheng District, Beijing, China.

(2)	Liu Liguo, whose China's ID number is 130302197102082511, with his principal domicile at 72 Haiyang Road, Haigang District, Qinhuandao City, Hebei, China.

(3)	Liu Yabin, whose China's ID number is 110108580617601, with his principal domicile at 22 Daliushu Village, Haidian District, Beijing, China.

(4)	Liu Yasheng, whose China's ID number is 110108196106268910, with his principal domicile at 7 the 15th Floor West Gate of the No. 2 Building, the East of Jimenli Haidian District, Beijing, China.

(5)	Wang Pingyi, whose China's ID number is 110101540701404, with his principal domicile at 46 West Street of East 4, Dongcheng District, Beijing.

(6)	Zhang Fude, whose China's ID number is 110108560127601, with his principal domicile at 131 1 of the West Building, Beijing Jiaotong University, Shangyuan Village, Haidian District, Beijing.

(7)	Ding Ting, whose China's ID number is 110101197910034058, with his principal domicile at 301 The First Gate in the 76th of Dengshikou Street, Dongcheng District, Beijing.

(8)
Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司, herein referred to as “Wan Qiao”) a limited liability company incorporated and established in Beijing, China with its registered address at 2102 The Third Building of Lihengmingyuan, the No. 23 of Nanbinminghe Road, Xuan Wu District, Beijing.

Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ding Ting are collectively referred to as the “Pledgor”.

Exh. D-2

WHEREAS,

1.
Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude and Ding Tingare the citizens of the People's Republic of China ("PRC”) and Beijing Wan Qiao Mechanical and Electrical Equipment Co., a limited liability company in China, are the shareholders of  Beijing Wowjoint Machinery Co., Ltd (“Beijing Wowjoint”), holding 0.7% (representing RMB199,500 in the registered capital), 4.09% (representing 1,165,650 in the registered capital), 37.78% (representing RMB 10,767,300 in the registered capital), 8.18% (representing RMB 2,331,300 in the registered capital), 0.7% (representing RMB199,500in the registered capital), 33.55% (representing RMB9,561,750 in the registered capital), 9% (representing RMB2,565,000 in the registered capital) and 6% (representing RMB1,710,000 in the registered capital) of the equity interests of Beijing Wowjoint respectively.  Beijing Wowjoint is a company registered in Beijing carrying on the business of manufacturing and installation of specialist construction equipment and machinery, whose registered capital is RMB 28,500,000.

2.	The Pledgee, a wholly foreign-owned company registered in Beijing, PRC, and Beijing Wowjoint enter into Exclusive Technical Consulting and Service Agreement (the “Service Agreement”) on _______, 2009.

3.
In order to ensure that the Pledgee collects consulting and service fees from Beijing Wowjoint, each of the Pledgors is willing to pledge all its Equity Interest in Beijing Wowjoint to the Pledgee as a security for the Pledgee to collect technical consulting and service fees under the Service Agreement.

In order to define each Party’s rights and obligations, the Pledgee and the Pledgors through mutual negotiations hereby enter into this Agreement based upon the following terms:

1.	DEFINITIONS AND INTERPRETATIONS

Unless otherwise provided in this Agreement, the following terms shall have the following meanings:

1.1	Pledge has the meaning assigned to it in Article 2.2.

1.2	Equity Interest means all its 100% equity interests in Beijing Wowjoint legally held by the Pledgor.

1.3	Rate of Pledge means the ratio between the value of the pledge under this Agreement and the technical consulting and service fees under the Service Agreement.

1.4	Term of Pledge means the period provided for under Article 3.2 hereunder.

1.5	Service Agreement means the Exclusive Technical Consulting and Service Agreement entered into by and between Beijing Wowjoint and the Pledgee on September 2009.

1.6	Event of Default means any event in accordance with Article 7 hereunder.

Exh. D-3

1.7	Notice of Default means the notice of default issued by the Pledgee in accordance with this Agreement.

1.8	The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.

2.	PLEDGE

2.1
Each of the Pledgors agrees to pledge all his/her/its Equity Interest in Beijing Wowjoint to the Pledgee as a guarantee for the technical consulting and service fees payable to the Pledgee under the Service Agreement.  Specifically, Li Anning agrees to pledge 0.70% of the Equity Interest, representing RMB199,500 of the registered capital of Beijing Wowjoint, to the Pledgee;  Liu Liguo agrees to pledge 4.09% of the Equity Interest, representing RMB1,165,650 of the registered capital of Beijing Wowjoint, to the Pledgee;  Liu Yabin agrees to pledge 37.78% of the Equity Interest, representing  RMB10,767,300 of the registered capital of Beijing Wowjoint, to the Pledgee; Liu Yasheng agrees to pledge 8.18% of the Equity Interest, representing RMB 2,331,300 of the registered capital of Beijing Wowjoint; Wang Pingyi agrees to pledge 0.70% of the Equity Interest, representing RMB 199,500 of the registered capital of Beijing Wowjoint Zhang Fude agrees to pledge 33.55% of the Equity Interest, representing RMB 9,561,750 of the registered capital of Beijing Wowjoint Beijing Wang Qiao Mechanical and Electrical Co agrees to pledge 6% of the Equity Interest, representing RMB1,710,000 of the registered capital of Beijing Wowjoint Liu Yasheng agrees to pledge 9% of the Equity Interest, representing RMB2,565,000 of the registered capital of Beijing Wowjoint to the Pledgee.

2.2
Pledge under this Agreement refers to the rights owned by the Pledgee who shall be entitled to have priority in receiving payment or proceeds from the auction or sale of the equity interests pledged by the Pledgors to the Pledgee.

3.	RATE OF PLEDGE AND TERM OF PLEDGE

3.1	The Rate of Pledge

3.1.1	The Rate of Pledge shall be 100%.

3.2	The Term of Pledge

3.2.1
The Pledge of the Equity Interest under this Agreement shall take effect as of the date when the Equity Interest under this Agreement are recorded in the Register of Shareholder of Beijing Wowjoint and registered with the competent Administration for Industry and Commerce.  The Term of the Pledge is the same as the term of Service Agreement.

Exh. D-4

3.2.2
During the Term of Pledge, the Pledgee shall be entitled to dispose of the Pledge in accordance with this Agreement in the event that Beijing Wowjoint fails to pay exclusive technical consulting and service fees in accordance with the Service Agreement.

3.3	Value of Guaranteed Debt

The parties agree that the estimated value of the debt guaranteed by this Pledge is about RMB 300,000,000.

4.	PHYSICAL POSSESSION OF DOCUMENTS

The Pledgee shall be entitled to collect the dividends accrued on the Equity Interest.

5.	WARRANTIES AND REPRESENTATIONS OF THE PLEDGORS

5.1	Each of the Pledgors is the legal owner of their respective Equity Interest.

5.2	Except as otherwise provided hereunder, the Pledgee shall not be interfered with by any parties at any time when the Pledgee exercises its rights in accordance with this Agreement.

5.3	Except as otherwise provided hereunder, the Pledgee shall be entitled to dispose of or assign the Pledge in accordance with this Agreement.

5.4	The Pledgors will not pledge or encumber the Equity Interest to any other person except for the Pledgee.

6.	COVENANT OF THE PLEDGORS

6.1	During the term of this Agreement, each of the Pledgors covenants to the Pledgee that each of the Pledgors shall:

6.1.1
Except for the transfer of the Equity Interest by the Pledgors, as subject to the Exclusive Call Options Agreement entered into among the Pledgors, Beijing Wowjoint and the Pledgee, to the Pledgee or the person designated by the Pledgee, not transfer or assign the Equity Interest, create or permit to be created any pledges which may have an adverse affect on the rights or benefits of the Pledgee without prior written consent from the Pledgee;

6.1.2
Comply with and implement laws and regulations with respect to the pledge of rights, present to the Pledgee the notices, orders or suggestions with respect to the Pledge issued or made by the competent authority within five (5) days upon receiving such notices, orders or suggestions and comply with such notices, orders or suggestions, or object to the foregoing matters at the reasonable request of the Pledgee or with consent from the Pledgee.

Exh. D-5

6.1.3
Timely notify the Pledgee of any events or any received notices which may affect the Equity Interest or any part of the right of the Pledgors as shareholders of Beijing Wowjoint, and any events or any received notices which may change any of the Pledgors’ covenant and obligation under this Agreement or which may affect the Pledgors’ performance of their obligations under this Agreement.

6.2
Each of the Pledgors agrees that the Pledgee’s right to exercise the Pledge obtained from this Agreement shall not be suspended or hampered through legal procedure by any of the Pledgors or any successors of the Pledgors or any person authorized by the Pledgors.

6.3
Each of the Pledgors warrants to the Pledgee that in order to protect or perfect the security over the payment of the technical consulting and service fees under the Service Agreement, each of the Pledgors shall execute in good faith and cause other parties who have interests in the Pledge to execute all the title certificates, contracts including but not limited to all documents required to register the Pledge with the competent Administration of Industry and Commerce, and perform and cause other parties who have interests to take action as required by the Pledgee and make access to exercise the rights and authorization vested in the Pledgee under this Agreement, and execute all the documents with respect to the changes of certificate of the Equity Interest with the Pledgee or the person (natural person or legal entity) designed by the Pledgee, and provides all the notices, orders and decisions regarded as necessary by the Pledgee with the Pledgee within the reasonable time.

6.4
Each of the Pledgors warrants to the Pledgee that each of the Pledgors will comply with and perform all the guarantees, covenants, agreements, representations and conditions for the benefits of the Pledgee.  The Pledgors shall compensate all the losses suffered by the Pledgee for the reasons that any of the Pledgors does not perform or fully perform its/his/her guarantees, covenants, agreements, representations and conditions.

7.	EVENTS OF DEFAULT

7.1	The following events shall be regarded as the event of default:

7.1.1	Beijing Wowjoint fails to make full payments of the exclusive technical consulting and service fees as scheduled under the Service Agreement;

7.1.2
Any of the Pledgors makes any material misleading or fraudulent representations or warranties under Article 5 herein, and/or any of the Pledgors is in violation of any warranties under Article 5 herein;

Exh. D-6

7.1.3	Any of the Pledgors violates the covenants under Article 6 herein;

7.1.4	Any of the Pledgors violates any terms and conditions herein;

7.1.5
Any of the Pledgors waives the pledged Equity Interest or transfers or assigns the pledged Equity Interest without prior written consent of the Pledgee, except as provided in Article 6.1.1 of this Agreement;

7.1.6
Any of the Pledgors’ external loan, security, compensation, covenants or any other compensation liabilities (1) are required to be repaid or performed prior to the scheduled date; or (2) are due but can not be repaid or performed as scheduled and thereby cause the Pledgee to deem that the Pledgors’ capacity to perform the obligations herein is affected;

7.1.7	Any of the Pledgors is incapable of repaying the general debt or other debt;

7.1.8	This Agreement is illegal for the reason of the promulgation of the related laws or any of the Pledgors' incapability of continuing to perform the obligations herein;

7.1.9
Any approval, permits, licenses or authorization from the competent authority of the government needed to perform this Agreement or validate this Agreement are withdrawn, suspended, invalidated or materially amended;

7.1.10	The property of any of the Pledgors is adversely changed and causes the Pledgee to deem that the capability of the Pledgors to perform the obligations herein is affected;

7.1.11	The successors or assignees of the Pledgors are only entitled to perform a portion of or refuse to perform the payment liability under the Service Agreement;

7.1.12	Other circumstances whereby the Pledgee is incapable of exercising the right to dispose the Pledge in accordance with the related laws.

7.2
The Pledgors shall immediately give a written notice to the Pledgee if the Pledgors become aware of or find that any event under Article 7.1 herein or any events that may result in the foregoing events have happened or is going on.

7.3
Unless the event of default under Article 7.1 herein has been solved to the Pledgee's satisfaction, the Pledgee, at any time when the event of default happens or thereafter, may give a written notice of default to the Pledgors and require the Pledgors to immediately make full payments of the outstanding service fees under the Service Agreement and other payables or dispose the Pledge in accordance with Article 8 herein.

Exh. D-7

8.	EXERCISE OF THE RIGHT OF THE PLEDGE

8.1
None of the Pledgors shall transfer or assign the Equity Interest without prior written approval from the Pledgee prior to the full repayment of the consulting and service fees under the Service Agreement.

8.2	The Pledgee shall give the Notice of Default to the Pledgors when the Pledgee exercises the right of pledge.

8.3	Subject to Article 7.3, the Pledgee may exercise the right to dispose the Pledge at any time when the Pledgee gives the Notice of Default in accordance with Article 7.3 or thereafter.

8.4
The Pledgee is entitled to have priority in receiving payment or proceeds from the auction or sale of whole or part of the Equity Interest pledged herein in accordance with legal procedure until the outstanding technical consulting and service fees and all other payables under the Service Agreement are repaid.

8.5	The Pledgors shall not hinder the Pledgee from disposing the Pledge in accordance with this Agreement and shall give necessary assistance so that the Pledgee could realize his Pledge.

9.	TRANSFER OR ASSIGNMENT

9.1	None of the Pledgors may donate or transfer his/her/its rights and obligations herein without prior consent from the Pledgee.

9.2	This Agreement shall be binding upon and inure to the benefit of the successors of the Pledgors and be effective to the Pledgee and his each successor and assignee.

9.3
The Pledgee may transfer or assign all or any of its rights and obligations under the Service Agreement to any individual (natural person or legal entity) at any time.  In this case, the assignee shall enjoy and undertake the same rights and obligations herein of the Pledgee as if the assignee is a party hereto.  When the Pledgee transfers or assigns the rights and obligations under the Service Agreement, at the request of the Pledgee, the Pledgors shall execute the relevant agreements and/or documents with respect to such transfer or assignment.

9.4	After the Pledgee’s change resulting from the transfer or assignment, the new parties to the pledge shall re-execute a pledge contract.

Exh. D-8

10.	TERMINATION

This Agreement shall not be terminated until the consulting and service fees under the Service Agreement are paid off and Beijing Wowjoint no longer needs to undertake any obligations under the Service Agreement.  The Pledgee shall then cancel or terminate this Agreement within reasonable time as soon as practicable.

11.	FORMALITIES FEES AND OTHER EXPENSES

11.1
The Pledgors shall be responsible for all the fees and actual expenditures in relation to this Agreement, including but not limited to legal fees, cost of production, stamp tax and any other taxes and charges.  If the Pledgee pays the relevant taxes in accordance with the laws, the Pledgors shall fully indemnify such taxes paid by the Pledgee.

11.2
The Pledgors shall be responsible for all the fees (including but not limited to any taxes, formalities fees, management fees, litigation fees, attorney's fees, and various insurance premiums in connection with disposition of Pledge) incurred by the Pledgee for the reason that (1) the Pledgors fail to pay any payable taxes, fees or charges in accordance with this Agreement; or (2) the Pledgee has recourse to any foregoing taxes, charges or fees by any means for other reasons.

12.	FORCE MAJEURE

12.1
If any party to this Agreement is delayed in or prevented from performing his/her/its obligations hereunder in the event of Force Majeure (“Event of Force Majeure”), only within the limitation of such delay or prevention, the affected party is absolved from any liability under this Agreement.  Events of Force Majeure, which includes acts of governments, acts of nature, fire, explosion, typhoon, flood, earthquake, tide, lightning, war, means any unforeseen events beyond the prevented party’s reasonable control and cannot be prevented with reasonable care.  However, any shortage of credit, capital or finance shall not be regarded as an event beyond a party’s reasonable control.  The Pledge affected by Event of Force Majeure who claims for exemption from performing any obligations under this Agreement or under any Article herein shall notify the other party of such exemption promptly and advice him of the steps to be taken for completion of the performance.

12.2
The party affected by Event of Force Majeure shall not assume any liability under this Agreement.  However, subject to the party affected by Event of Force Majeure having taken its reasonable and practicable efforts to perform this Agreement, the party claiming for exemption of the liabilities may only be exempted from performing such liability as within limitation of the part performance delayed or prevented by Event of Force Majeure.  Once causes for such exemption of liabilities are rectified and remedied, both parties agree to resume performance of this Agreement with their best efforts.

Exh. D-9

13.	DISPUTE RESOLUTION

13.1	This Agreement shall be governed by and construed in accordance with the laws of the PRC.

13.2
The parties shall strive to settle any dispute arising from the interpretation or performance, or in connection with this Agreement through friendly consultation. In case no settlement can be reached through consultation, each party can submit such matter to Hong Kong International Arbitration Centre (the “HKIAC”) for arbitration in Hong Kong under the current effective rules of HKIAC. The arbitration tribunal shall comprise of three (3) arbitrators.  The Pledgors collectively and the Pledgee shall each be entitled to appoint one (1) arbitrator and the arbitrators so appointed shall appoint a third (3rd) arbitrator who shall preside as Chairman. The arbitration proceedings shall be conducted in Chinese.  The arbitration award shall be final and binding upon the parties.

14.	NOTICE

Any notice which is given by the parties hereto for the purpose of performing the rights, duties and obligations hereunder shall be in writing.  Where such notice is delivered personally, the time of notice is the time when such notice actually reaches the addressee; where such notice is transmitted by telex or facsimile, the notice time is the time when such notice is transmitted. If such notice does not reach the addressee on business date or reaches the addressee after the business time, the next business day following such day is the date of notice.  The delivery place is the address first written above of the parties hereto or the address advised in writing including facsimile and telex from time to time.

15.	EFFECTIVENESS

15.1	This Agreement and any amendments, modification, supplements, additions or changes hereto shall be in writing and come into effect upon being executed and sealed by the parties hereto.

15.2	This Agreement is executed in English and Chinese with the same legal effect.

Exh. D-10

Equity Pledge Agreement Signature Page
(No text on this page)

The Pledgee:
Beijing Xin Fu Industry Consulting Co., Ltd. (北京信赋兴业咨询有限公司)
(Affix Seal)

By:
Name: Liu Yabin
Title: Legal Representative

The Pledgor:

By:	By:
Li Anning	Liu Liguo

By:	By:
Liu Yabin	Liu Yasheng

By:	By:
Wang Pingyi	Zhang Fude

Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司)
(Affix Seal)

By:	By:
Ding Ting	Name: Liu Yabin
Title: Legal Representative

Exh. D-11

Exhibit E

Form of Voting Rights Proxy Agreement

Voting Rights Proxy Agreement

among

Beijing Xin Fu Industry Consulting Co., Ltd.
(北京信赋兴业咨询有限公司)
and

Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude, Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司) and Ding Ting

Exh. E-1

This Voting Rights Proxy Agreement (this "Agreement") is entered into by and among the following parties on ______________, 2009 in Beijing, the People's Republic of China ("China"):

(1)
Beijing Xin Fu industry Consulting Co., Ltd. (北京信赋兴业咨询有限公司), a company established in China and having its registered address at B2-D2-301 A Block TIANCHENG MANSION, 2# XINFENG Road DESHENGMENWAI Street, XICHENG Dist. Beijing P.R.China, 100088,  ("Beijing Xin Fu"); and

(2)	Li Anning whose China's ID number is 110102580802234, with her principal domicile at 15 The 8TH Floor of #1 Building South Street, Fuxingmen Wai, Xicheng District, Beijing, China.

(3)	Liu Liguo, whose China's ID number is 130302197102082511, with his principal domicile at 72 Haiyang Road, Haigang District, Qinhuandao City, Hebei, China.

(4)	Liu Yabin, whose China's ID number is 110108580617601, with his principal domicile at 22 Daliushu Village, Haidian District, Beijing, China.

(5)	Liu Yasheng, whose China's ID number is 110108196106268910, with his principal domicile at 7 the 15th Floor West Gate of the No. 2 Building, the East of Jimenli Haidian District, Beijing, China.

(6)	Wang Pingyi, whose China's ID number is 110101540701404, with his principal domicile at 46 West Street of East 4, Dongcheng District, Beijing.

(7)	Zhang Fude, whose China's ID number is 110108560127601, with his principal domicile at 131 1 of the West Building, Beijing Jiaotong University, Shangyuan Village, Haidian District, Beijing.

(8)	Ding Ting, whose China's ID number is 110101197910034058, with his principal domicile at 301 The First Gate in the 76th of Dengshikou Street, Dongcheng District, Beijing.

(9)
Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司, herein referred to as “Wan Qiao”) a limited liability company incorporated and established in Beijing, China with its registered address at 2102 The Third Building of Lihengmingyuan, the No. 23 of Nanbinminghe Road, Xuan Wu District, Beijing.

 (hereinafter the parties referred to individually as a "Party" and collectively as the "Parties".)

WHEREAS,

(A)
Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude and Ding Ting are the citizens of the People's Republic of China ("PRC”) and Beijing Wan Qiao Mechanical and Electrical Equipment Co., a limited liability company in China

(collectively referred to as “Shareholders” and individually as a “Shareholder”), are the Shareholders of  Beijing Wowjoint Machinery Co., Ltd (“Beijing Wowjoint”), holding 0.7%, 4.09%, 37.78%, 8.18%, 0.7%, 33.55%, 9% and 6% of the equity interests of Beijing Wowjoint respectively (the “Equity Interest”);

Exh. E-2

(B)
Beijing Wowjoint is a company registered in Beijing carrying on the business of manufacturing and installation of specialist construction equipment and machinery, whose registered capital is RMB28,500,000; and

(C)
According to the terms of this Agreement, the Shareholders agree to unconditionally entrust the person designated by Beijing Xin Fu to exercise its voting rights and other rights as Shareholders of Beijing Wowjoint, Beijing Xin Fu agrees to accept such entrustment.

NOW THEREFORE, the parties through mutual negotiations agree as follows:

1.	Entrust of Shareholder’s Rights

1.1
Each of the Shareholders hereby irrevocably entrusts Beijing Xin Fu and any entities or individuals designated by Beijing Xin Fu (collectively “Designated Persons” and each a “Designated Person”) to exercise his voting rights and other rights as a shareholder of Beijing Wowjoint, including but not limited to:

1.1.1	Attending the shareholders’ meetings of Beijing Wowjoint as a representative of Shareholders;

1.1.2
Voting, as a representative of the Shareholders, on any matters to be discussed or decided by the shareholders’ meetings (including but not limited to election, appointment, removal or replacement of the directors, supervisors and senior management of Beijing Wowjoint);

1.1.3	Rights of deciding the transfer or otherwise disposal of the equity interests enjoyed by the Shareholders of Beijing Xin Fu;

1.1.4	Other voting rights as specified in the Articles of Association of Beijing Wowjoint or application laws.

1.2
Beijing Xin Fu and the Designated Persons shall comply with the Articles of Association of Beijing Wowjoint and the relevant laws while exercising the shareholder’s rights on behalf of the Shareholders.

1.3
Each of the Shareholders agrees that he will not interfere with the exercise of the rights as provided for the Article 1.1 by Beijing Xin Fu or any Designated Person, and shall make his best efforts to assist Beijing Xin Fu and the Designated Persons to exercise such rights.   The Shareholders further agree to execute timely all reasonable and necessary agreements, resolutions and other documents, and to take all necessary and appropriate actions so as to perform the requirements of this Agreement and to assist Beijing Xin Fu and the Designated Persons to exercise the shareholder’s rights.

Exh. E-3

1.4
Each of the Shareholders hereby acknowledges that Beijing Xin Fu and Designated Persons may exercise, at its own discretion, each right set forth under Article 1.1 and is not required to seek advice from him.

1.5
Each of the Shareholders shall separately execute a Power of Attorney substantially in the form attached hereto as Annex A to entrust the Designated Persons to exercise the rights set forth under Article 1.1.  At any time during the term of this Agreement, once Beijing Xin Fu informs in writing the Shareholders to terminate the authorization given to any specific Designated Person, the Shareholders shall immediately terminate the authorization to such Designated Person and authorize the person designated by Beijing Xin Fu to exercise the rights set forth under Article 1.1.

1.6
If at any time during the term of this Agreement, the entrustment or exercise of the rights under Article 1.1 becomes unenforceable for any reason other than the breach of the the Shareholders or Beijing Xin Fu, the Parties shall immediately seek the most similar alternative to the provisions in issue of this Agreement and, if necessary, enter into a supplementary agreement to amend or adjust the provisions hereof, in order to ensure the achievement of the purpose of this Agreement.

2.	Term of Entrustment

2.1
This Agreement shall take effect as of the execution date hereof and will remain in force until terminated by the Parties in writing or, if earlier, until all of the equity interests held by the Shareholders in Beijing Wowjoint have been lawfully and effectively transferred to Beijing Xin Fu and/or its designated person(s).

2.2
If any Shareholder transfers all of his equity interests of Beijing Wowjoint after obtaining Beijign Xin Fu’s consent, then such Shareholder shall cease to be a party to this Agreement. If any Shareholder transfers his equity interests to any entity or individual other than Beijing Xin Fu or its designee, such Shareholder shall, at the time of such transfer, cause the transferee to execute an agreement substantially the same as this Agreement to ensure that the rights of Beijing Xin Fu and the Designated Persons under this Agreement.

3. Representations and Warranties

3.1	Each Party to this Agreement hereby represents and warrants to the other Parties that:

(1)	It is a legal person with independent status, duly registered and legally existing, and with full formalities or an individual with full legal capacity, as applicable;

(2)	He has the power and authority to execute this Agreement and to perform the obligations under this Agreement;

Exh. E-4

(3)	In the event that such party is a legal person, it has duly authorized a representative to execute this Agreement, which, upon its effective date, shall be binding on it;

(4)
The execution, delivery and performance of this Agreement by such party will not (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the business license, articles of association, permits, government approval for its incorporation, agreements concerning its incorporation or any other charter documents of such party, or (B) any Chinese laws or other laws and regulations to or by which such party is subject or bound, or (C) any contracts or other documents to which such party is a party or to or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any person the right to create, any lien or encumbrance upon the assets of such party; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contracts or other documents to which such party is a party or to or by which it (or any of its properties or assets) is subject or bound; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permits applicable to such party;

(5)
There is no lawsuit, arbitration or other judicial or administrative proceedings that are pending and affect such party’s ability to perform the obligations under this Agreement, and, to its knowledge, none of such proceedings is threatened; and

(6)
Such Party has disclosed to the other Parties all documents issued by any governmental authority that may have a material adverse effect on its ability to fully perform the obligations under this Agreement, and the documents provided by such Party to the other Parties do not contain any inaccurate statement of a material fact or omit to state a material fact.

3.2	If the representation and warranty made by any Party is untrue or inaccurate, it shall constitute a fundamental breach of such Party.

4. Liabilities for Breach of Contract

4.1	Except as otherwise provided herein, if one Party (“Party in Breach”) fails to perform a certain obligation hereunder or otherwise breaches this Agreement, the other Parties (“Harmed Party”) may:

(1)
Serve a written notice to the Party in Breach stating the nature and scope of the breach and demanding the Party in Breach to cure such breach at its own expense within a reasonable period of time as specified therein (“Cure Period”) (which shall not be available if any representation or warranty made by the Party in Breach under Article 7.1 is untrue or inaccurate at the time when it was made); and

(2)
If the Party in Breach fails to cure the breach during the Cure Period (or if there is no Cure Period, then at any time after such breach), the Harmed Party is entitled to demand that the Party in Breach assume all liabilities resulting therefrom, and compensate the Harmed Party for all economic losses actually incurred by the Harmed Party in connection therewith, including, without limitation, all attorneys’ fees and litigation and arbitration expenses relating thereto. The Harmed Party shall also be entitled to request that the court or arbitration panel order specific performance and/or compulsory enforcement of this Agreement. The remedies provided hereunder to the Harmed Party shall not affect the right of the Harmed Party to seek any other remedy provided by law.

Exh. E-5

5. Exemption and Compensation

5.1
Each of the Shareholders acknowledges that Beijing Xin Fu shall not be required to assume any liabilities of any nature or make any economic or other compensation to the other Parties as a result of the exercise of each right under Article 1.1 by Beijing Xin Fu and the Designated Person.

5.2
The Shareholders and Beijing Wowjoint agree to compensate Beijing Xin Fu and the Designated Person for and hold it harmless against all losses incurred due to the exercise of the rights under Article 1.1 of this Agreement, including but not limited to any loss resulting from any litigation, charge, claim raised by any third party against it, or administrative investigation and sanction of any governmental authority, except for the losses incurred by Beijing Xin Fu or the Designated Person due to their willful misconduct or gross negligence.

6. Governing Law and Dispute Resolution

6.1	This Agreement shall be governed by the PRC laws.

6.2
All the disputes arising out of the execution and performance of this Agreement shall be resolved through friendly negotiations. In the event that any dispute is not resolved by friendly consultations within thirty (30) days after the date such dispute arises, such dispute may be submitted by any Party to the Hong Kong International Arbitration Centre for arbitration in accordance with its then effective arbitration rules. The arbitration shall be conducted in Hong Kong. The arbitration tribunal shall comprise of three (3) arbitrators.  The Shareholders collectively and Beijing Xin Fu shall each be entitled to appoint one (1) arbitrator and the arbitrators so appointed shall appoint a third (3rd) arbitrator who shall preside as Chairman.  The arbitration proceedings shall be conducted in Chinese.  The arbitration award shall be final and binding on all the Parties.

6.3	Except for the matters in dispute, the Parties shall continue to perform the provisions hereof pending the resolution of the dispute.

7. Miscellaneous

7.1
During the term of this Agreement, no Party shall transfer part or all of its rights or obligations hereunder to any third party without the prior written consent of the other Parties, provided that Beijing Xin Fu may transfer all or any of its rights and obligations hereunder.

7.2
In the event that any provision hereof becomes invalid, illegal or unenforceable in accordance with Chinese law, all there other provisions of this Agreement shall remain in full force and effect. In such event, the Parties shall negotiate in good faith to amend this Agreement and achieve, in a mutually acceptable method and to the extent possible, the original purpose of the Parties.

Exh. E-6

7.3
This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior consultations, negotiations and agreements among the Parties with respect to such subject matter.

7.4
A Party’s failure to exercise or delay in exercising a certain right hereunder shall not constitute a waiver thereof, and a Party’s exercise or partial exercise of a certain right shall not preclude such Party from exercising such right in the future.

7.5	This Agreement shall be binding on the Parties and their lawful successors and assignees.

7.6	Headings of all paragraphs are for convenience of reference only and shall not affect the meaning or interpretation of the contents of this Agreement.

7.7	Unless otherwise provided, references to “Articles”, “Paragraphs” and “Annexes” are references to “Articles”, “Paragraphs” and “Annexes” hereof.

7.8	The Parties may execute supplementary agreements in relation to this Agreement and relevant affairs.

7.9	This Agreement is executed in English.

IN WITNESS WHEREOF, this Agreement is signed by the duly authorized representatives of the Parties as of the date first written above.

Exh. E-7

Beijing Xin Fu Industry Consulting Co., Ltd. (北京信赋兴业咨询有限公司)
Authorized representative: Yabin Liu
Name:
Title: Legal Representative
Company seal:

Li Anning,

Signature:

Liu Liguo,

Signature:

Liu Yabin,

Signature:

Liu Yasheng,

Signature:

Wang Pingyi,

Signature:

Zhang Fude,

Signature:

Beijing Wan Qiao Mechanical and Electrical Equipment Co. (北京市万桥机电设备公司)
Authorized representative: Yabin Liu
Name:
Title: Legal Representative
Company seal:

Ding Ting

Signature:

Exh. E-8

Power of Attorney

The undersigned individual (the “Shareholder”) hereby issues this Power of Attorney in accordance with the Voting Rights Proxy Agreement entered into by and among Beijing Xin Fu Industry Consultancy Co., Ltd., [*], [*], and the Shareholder as of ________, 2009 (the “Proxy Agreement”).

As a shareholder of [__]% equity interests of Beijing Wowjoint Machinery Co., Ltd. (“Beijing Wowjoint”), the Shareholder hereby authorizes [*] (the “Representative”) to act as the representative of the Company and exercise, according to the Articles of Associations of Beijing Wowjoint and the relevant laws, all voting rights and other rights as a shareholder of Beijing Wowjoint, including without limitation:

(1)	Attending the shareholders’ meetings of Beijing Wowjoint as a representative of the Company;

(2)
Voting, as a representative of the Shareholder, on any matters to be discussed or decided by the shareholders’ meetings including but not limited to election, appointment, removal or replacement of the directors, supervisors and senior management of Beijing Wowjoint);

(3)	Deciding the transfer or otherwise disposal of the equity interests enjoyed by the Shareholder in Beijing Wowjoint;

(4)	Other voting rights as specified in the Articles of Association of Beijing Wowjoint or applicable laws.

The Shareholder hereby agrees and acknowledges that the Representative has full power and authority to exercise, at its own discretion, the rights entrusted under this Power of Attorney, and the Shareholder further undertakes to assume the obligations or liabilities arising from the exercise by the Representative of the rights entrusted under this Power of Attorney.

This Power of Attorney shall take effect as of the date of the execution and shall remain in effect during the term of the Proxy Agreement. This Power of Attorney is executed in English.

Name of Shareholder:

Signature:

Exh. E-9

Exhibit F

Form of Call Option Agreement

Exclusive Call Option Agreement

among

Beijing Xin Fu Industry Consulting Co. Ltd.
(北京信赋兴业咨询有限公司)

and
Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude,
Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司)and Ding Ting

Exh. F-1

CONTENTS

Exh. F-2

This Exclusive Call Option Agreement (this "Agreement") is entered into by the following parties on _______________, 2009 in Beijing, the People's Republic of China ("China"):

(1)
Beijing Xin Fu industry Consulting Co., Ltd. (北京信赋兴业咨询有限公司), a company established in China and having its registered address at B2-D2-301 A Block TIANCHENG MANSION, 2# XINFENG Road DESHENGMENWAI Street, XICHENG Dist. Beijing P.R.China, 100088,  ("Beijing Xin Fu"); and

(2)	Li Anning whose China's ID number is 110102580802234, with her principal domicile at 15 The 8TH Floor of #1 Building South Street, Fuxingmen Wai, Xicheng District, Beijing, China.

(3)	Liu Liguo, whose China's ID number is 130302197102082511, with his principal domicile at 72 Haiyang Road, Haigang District, Qinhuandao City, Hebei, China.

(4)	Liu Yabin, whose China's ID number is 110108580617601, with his principal domicile at 22 Daliushu Village, Haidian District, Beijing, China.

(5)	Liu Yasheng, whose China's ID number is 110108196106268910, with his principal domicile at 7 the 15th Floor West Gate of the No. 2 Building, the East of Jimenli Haidian District, Beijing, China.

(6)	Wang Pingyi, whose China's ID number is 110101540701404, with his principal domicile at 46 West Street of East 4, Dongcheng District, Beijing.

(7)	Zhang Fude, whose China's ID number is 110108560127601, with his principal domicile at 131 1 of the West Building, Beijing Jiaotong University, Shangyuan Village, Haidian District, Beijing.

(8)	Ding Ting, whose China's ID number is 110101197910034058, with his principal domicile at 301 The First Gate in the 76th of Dengshikou Street, Dongcheng District, Beijing.

(9)
Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司, herein referred to as “Wan Qiao”) a limited liability company incorporated and established in Beijing, China with its registered address at 2102 The Third Building of Lihengmingyuan, the No. 23 of Nanbinminghe Road, Xuan Wu District, Beijing.

(hereinafter the parties referred to individually as a "Party" and collectively as the "Parties".)

Exh. F-3

WHEREAS,

(A)
Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude and Ding Ting are the citizens of the People's Republic of China ("PRC”) and Beijing Wan Qiao Mechanical and Electrical Equipment Co., a limited liability company in China (collectively referred to as “Shareholders” and individually as a “Shareholder”), are the Shareholders of  Beijing Wowjoint Machinery Co., Ltd (“Beijing Wowjoint”), holding 0.7%, 4.09%, 37.78%, 8.18%, 0.7%, 33.55%, 9% and 6% of the equity interests of Beijing Wowjoint respectively (the “Equity Interest”);

(B)
Beijing Wowjoint is a company registered in Beijing carrying on the business of manufacturing and installation of specialist construction equipment and machinery, whose registered capital is RMB 28,500,000; and

(C)	The Parties agree to enter into this Agreement.

NOW THEREFORE, the Parties hereby agree as follows:

1.           Grant of Option

1.1	Option

Each of the Shareholders grants to Beijing Xin Fu the option (the “Option”) to purchase the Equity Interest, at the exercise price equal to five percent (5%) of the actual capital contribution made by each Shareholder to Beijing Wowjoint.

1.2	Price of Option

In consideration of obtaining the Option, Beijing Xin Fu has paid to each of the Shareholders One Renminbi on the date of this Agreement.  Each of the Shareholders acknowledges that such consideration has been paid and is deemed to be sufficient.

2.	Exercise of Option and Completion of Transaction

2.1	Time of Exercise

2.1.1
Each of the Shareholders agrees that, subject to compliance with legal restrictions on foreign investment under applicable laws of China, Beijing Xin Fu may exercise the Option in whole or in part to acquire all or part of the Equity Interest, at any time after the signing of this Agreement.

2.1.2
For the avoidance of doubt, each of the Shareholders hereby agrees that Beijing Xin Fu may exercise the Option, without any limits on the frequency of its exercise, until Beijing Xin Fu acquires all of the Equity Interest.

Exh. F-4

2.1.3
Each of the Shareholders agrees that Beijing Xin Fu may designate a third party to exercise the Option on its behalf, provided that Beijing Xin Fu shall give 3-days prior written notice to the Shareholders.

2.2	Assignment

Each of the Shareholders agrees that Beijing Xin Fu may assign all or part of the Option to any third party. In the event of any such assignment and upon written notice of such assignment from Beijing Xin Fu to the Shareholders, the Option may be exercised by such third party pursuant to the terms and conditions of this Agreement. Such third party shall be deemed to be a party to this Agreement and shall assume Beijing Xin Fu's rights and obligations under this Agreement.

2.3	Notice Requirements

2.3.1	If Beijing Xin Fu intends to exercise the Option, it shall issue an irrevocable written notice to the Shareholders no later than 3 days prior to each Completion Date (as defined below), specifying:

2.3.1.1	effectiveness date of the purchase ("Completion Date");

2.3.1.2	name of the party registering the Equity Interest;

2.3.1.3	percentage of the Equity Interest to be purchased from the Shareholders;

2.3.1.4	method of payment; and

2.3.1.5	related authorization documents, such as the document authorizing the third party to exercise the Option.

2.3.2	For the avoidance of doubt, the Parties expressly agree that Beijing Xin Fu has the right to exercise the Option and to decide whether or not to register the Equity Interest in a third party's name.

2.4	Appointment of Director and Senior Management Personnel

After the execution of this Agreement, Beijing Xin Fu shall have the right to nominate persons to Beijing Wowjoint to be appointed as directors and senior management personnel (including but not limited to general manager, deputy general manager, financial controller, marketing director, technology director). The Shareholders shall, to the extent applicable PRC law requires a shareholder vote, vote his shares of Beijing Wowjoint to appoint the persons nominated by Beijing Xin Fu to hold the positions as directors of Beijing Wowjoint, and vote its shares to instruct the executive director of Beijing Wowjoint to appoint the persons nominated by Beijing Xin Fu to hold the positions as senior management of Beijing Wowjoint.

Exh. F-5

2.5	Completion of Transactions

On the Completion Date, Beijing Xin Fu shall pay to each of the Shareholders the exercise price to purchase the Equity Interest set out in Article 1 and each of the Shareholders shall acknowledge the receipt and sufficiency of the consideration.

3	Fulfilment of Option

3.1	Agreement on Transfer of Equity Interest

When signing and delivering this Agreement, each of the Shareholders shall at Beijing Xin Fu's request sign (or, in the case of the waiver letter, use commercially reasonable efforts to procure the execution of) and deliver one or more agreement(s) for the transfer of equity interest as set out in the Appendix A hereto ("Equity Transfer Agreement") and other necessary documents, including the waiver letter in the form of Appendix B ("Ancillary Documents") intended to cause all or part of Equity Interest to be effectively transferred to Beijing Xin Fu or its designated person. The Equity Transfer Agreement and Ancillary Documents shall be held in the custody of Beijing Xin Fu.  On the Completion Date, when Beijing Xin Fu exercises the Option and pays the price for the Equity Interest, Beijing Xin Fu shall promptly deliver the Equity Transfer Agreement and Ancillary Documents relating to such Equity Interest to its designated person who shall be entitled to insert the name of the transferee (if not already done so), date the signed Equity Transfer Agreement and Ancillary Documents and submit the same to the relevant authorities in order to give full effect to the transfer of the Equity Interest.

3.2	Resolution of Shareholders' Meeting

Notwithstanding the provisions of the above Article 3.1, at the time of the signing and delivery of this Agreement, each Shareholder shall at Beijing Xin Fu's request sign (and use commercially reasonable efforts to procure that authorized representative of Beijing Xin Fu will sign) and deliver one or more resolution(s) of the shareholders' meeting of Beijing Wowjoint, substantially in the form of Annex 1 of Appendix A hereto (each referred to as a "Resolution"). The Resolution shall approve the following matters:

3.2.1	completion of the transfer of all or part of the Equity Interest to Beijing Xin Fu or its designated person; and

3.2.2	other reasonable matters that Beijing Xin Fu may require.

Each Resolution shall be held in the custody of Beijing Xin Fu.  On each Completion Date when Beijing Xin Fu exercises the Option and pays the price for the Equity Interest, Beijing Xin Fu or its designated person shall date the Resolution as of the date of exercise.

Exh. F-6

4	Representations and Warranties

4.1	Representations and Warranties

Each of the Shareholders jointly and severally represents and warrants to Beijing Xin Fu:

4.1.1	he has full authority to sign this Agreement;

4.1.2	this Agreement constitutes a valid and binding obligation of such Shareholder, enforceable in accordance with its terms;

4.1.3
the signing of this Agreement and the performance of any of his obligations hereunder neither breaches any laws, regulations or contracts binding upon him, nor requires any authorization or approval from the government;

4.1.4
to the best of his knowledge, he is not involved in any lawsuit, arbitration or other juridical or administrative proceedings which may have a material and adverse effect upon this Agreement and performance hereof;

4.1.5	he has disclosed to Beijing Xin Fu all documents issued by any governmental authority that may have a material adverse effect upon the performance of the obligations hereunder;

4.1.6
other than the pledge of Equity Interest in favor of Beijing Xin Fu (or its designated third party), the Equity Interest held by such Shareholder in Beijing Wowjoint is free of any lien, mortgage, pledge or third party's rights;

4.1.7
except in favor of Beijing Xin Fu (or its designated third party), the Equity Interest held by such Shareholder shall remain intact, and is free of any lien, mortgage, pledge or third party's right, and such Shareholder will transfer, grant, pledge or otherwise dispose of his Equity Interest;

4.1.8
the Option granted by such Shareholder to Beijing Xin Fu is an exclusive right, and the Option or any similar right will not be granted to any third party in any way and no rights or obligations exist that would in any way impair Beijing Xin Fu's rights under this Agreement.

Each Shareholder further represents and warrants to Beijing Xin Fu that he owns the Equity Interests of Beijing Wowjoint as stated in the recital of this Agreement.

Exh. F-7

The Parties hereby agree that as of each Completion Date, the representations and warranties set out from Article 4.1.1 to Article 4.1.8 shall be repeated, and shall be deemed to be given as of such Completion Date.

4.2	Undertakings

Each Shareholder undertakes to Beijing Xin Fu that:

4.2.1
he will complete the formalities necessary for registering Beijing Xin Fu and its designated person as the lawful shareholder of Beijing Wowjoint, including but not limited to, assisting Beijing Xin Fu in inserting the name of the transferee in the Equity Transfer Agreement, dating the signed Equity Transfer Agreement and submitting the Equity Transfer Agreement and Ancillary Documents to the relevant industry and commerce administration department for the purpose of amending the articles of association and updating the shareholders' register, and other alteration formalities.

4.2.2
he shall take all necessary actions to execute all necessary documents and carry out all necessary registrations within such Shareholder's control (including registration with the Ministry of Information Industries or its local branches) to transfer the Equity Interest in accordance with applicable laws upon the exercise of the Option.

4.2.3	he will not seek to influence the management of Beijing Wowjoint in any manner, and without limiting the foregoing:

4.2.3.1	he will not request Beijing Wowjoint to distribute profits, funds, assets or property to him or any of his Affiliates.

4.2.3.2	if he receives any dividends from Beijing Wowjoint with respect to the Equity Interest, he shall pay to Beijing Xin Fu an amount equal to such dividends within 7 days thereafter.

4.2.3.3
he will not engage in the following activities and not approve in his capacity as a shareholder (without the prior written consent of Beijing Xin Fu) the engagement of  Beijing Wowjoint in any of the following activities unless the prior written consent of Beijing Xin Fu is obtained:

(a)	to create or undertake debts that are not in the ordinary course of business of Beijing Wowjoint, or are in the ordinary course of the business of Beijing Wowjoint but are in excess of US$5,000;

Exh. F-8

(b)	to create or undertake any mortgage, pledge or any other type of encumbrance on any of Beijing Wowjoint's existing properties or properties acquired in the future;

(c)	to acquire assets of any third party on behalf of Beijing Wowjoint, or to execute any agreement, arrangement, commitment or memorandum for the same;

(d)	to sell, lease or otherwise dispose of any assets of Beijing Wowjoint, or to execute any agreement, arrangement, commitment or memorandum for the same;

(e)	to borrow or lend money to any third party on behalf of Beijing Wowjoint, or to execute any agreement, arrangement, commitment or memorandum for the same;

(f)
to assume any obligation, give a guarantee or endorsement for any third party on behalf of Beijing Wowjoint or assume responsibility in whatever form for any third party's obligation on behalf of  Beijing Wowjoint, or to execute any agreement, arrangement, commitment or memorandum for the same;

(g)	to approve the annual budget and annual business plan and any material deviations thereof;

(h)	to make any capital expenditure by Beijing Wowjoint other than in the ordinary course of its business or greater than an aggregate of US$25,000 in any 12 month period;

(i)	to commit any act that may endanger the legitimate existence or commercial interest of Beijing Wowjoint;

(j)	to take any action that, according to the effective articles of association of Beijing Wowjoint, requires a unanimous consent of all shareholders or the executive director of Beijing Wowjoint;

(k)	to cause Beijing Wowjoint to engage in any business which is not expressly specified in its business license;

(l)
when exercising his rights in the capacity as a shareholder of  Beijing Wowjoint (including but not limited to the exercise of his voting rights), to adopt any resolution or otherwise take any shareholder action that conflicts with or jeopardises the rights and interests of Beijing Xin Fu or its Affiliates or direct or indirect parent; and

Exh. F-9

4.2.4
He will provide Beijing Xin Fu with information on Beijing Wowjoint's business operations and financial condition which he is entitled to receive in his capacity as a shareholder at Beijing Xin Fu's request (excluding information provided by Beijing Wowjoint ).

4.2.5
He will immediately notify Beijing Xin Fu of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to Beijing Wowjoint's assets, business and revenue of which he may become aware.

4.2.6	At Beijing Xin Fu's written request, each of the Shareholders will approve in his capacity as a shareholder any action of Beijing Wowjoint that is not in violation of any applicable laws.

For purposes of this Clause 4.2, "Affiliate" means, in respect of an entity, any legal entity that directly or indirectly controls, is controlled by or is under the common control of the first mentioned entity. For the purposes of this Agreement, "control" means the power, directly or indirectly, to direct the management and policies of such entity.

5	Tax

5.1	Tax

Beijing Xin Fu shall reimburse the Shareholders or directly pay to the appropriate tax authorities all of the Shareholders' taxes that may arise from the execution and performance of this Agreement.  Beijing Xin Fu shall bear any of its taxes that may arise from the execution and performance of this Agreement.

6	Liabilities for Breach of Contract

6.1	Shareholders' liability for breach

Except as provided in Paragraph 7.3.5, the sole remedy available to Beijing Xin Fu for the breach by the Shareholders of any of their representations, warranties, undertakings or obligations under this Agreement shall be the exercise of the Option.

7	Applicable Law and Settlement of Disputes

7.1	Applicable Law

The execution, validity, interpretation, performance of this Agreement and resolution of disputes hereunder shall be governed by the laws of China.

Exh. F-10

7.2	Consultation

In case of disputes resulting from the interpretation or performance of this Agreement, the Parties shall attempt to solve such disputes through friendly consultation or via mediation by a neutral third party. If such dispute fails to be solved within 30 days after the commencement of consultation, either party may submit such disputes for arbitration.

7.3	Arbitration

7.3.1
Any dispute or difference of any kind whatsoever arising out of or in connection with this Agreement, including any question in connection with the existence, construction, interpretation, validity, termination or implementation of this Agreement, shall be submitted to the Hong Kong International Arbitration Centre (the “HKIAC”), for arbitration in Hong Kong which shall be conducted in accordance with HKIAC 's rules.

7.3.2
The arbitration tribunal shall comprise of three (3) arbitrators. The Shareholders, collectively, and Beijing Xin Fu shall each be entitled to appoint one (1) arbitrator and the arbitrators so appointed shall appoint a third (3rd) arbitrator who shall preside as Chairman.

7.3.3	The language to be used in any arbitral proceedings shall be Chinese.

7.3.4	The costs of arbitration shall be borne by the losing Party, unless otherwise determined by the arbitration award.

7.3.5
The Parties further acknowledge that monetary damages alone shall not adequately compensate Beijing Xin Fu for the breach of the Shareholders' undertakings in this Agreement and therefore agree that if a breach or threatened breach of any such undertaking occurs, Beijing Xin Fu shall be entitled to apply or petition for, and the Shareholders shall not resist, object or challenge, injunctive relief compelling specific performance of such undertakings or immediate cessation of such actions in order to be in compliance with the terms of this Agreement in any competent court of China.

8	Confidentiality

8.1	Confidential Information

This Agreement and its appendixes attached hereto shall be confidential. Neither party shall disclose this Agreement and its appendixes attached hereto to any third party (except for the disclosure only for the purpose of the above Article 2.2 and with the prior written consent of the Parties).

Exh. F-11

8.2	Exception

If certain disclosure is expressly required by law, court, arbitral tribunal or competent administration authority, such disclose made by either party shall not be deemed a breach of the above Article 8.1.

9	Supplementary Provisions

9.1	Term

This Agreement shall come into force from the date of the execution of this Agreement by the Parties or their authorized representative until the date when Beijing Xin Fu obtains all the Equity Interest, subject to a maximum term of 20 years.

9.2	Entire Agreement

9.2.1
This Agreement and its appendixes constitute the entire agreement between the Parties with respect to the above subject matter, and shall supersede all previous discussions, consultations and agreements. This Agreement can be amended only by a written agreement jointly signed by the Parties.

9.2.2	The appendixes attached hereto constitute an inseparable part of this Agreement, and have the same legal force as this Agreement.

9.3	Notice

9.3.1
Unless notified by the other party of address change, all notices or other correspondences required in performing this Agreement shall be delivered by hand, express delivery, fax or registered mail to the address first written above of the parties hereto or the address advised in writing including facsimile and telex from time to time .

Notices and correspondences shall be deemed to be served if:

9.3.1.1
sent by fax: the time displayed on the transmission record, however, if the displayed time is after 5:00 pm of the sending date, or the sending day is not a business day of the location where the recipient is located, the effective delivery date shall be the next business day;

9.3.1.2	sent by hand delivery (including courier): the day when the recipient signs and accepts the delivery;

9.3.1.3	sent by registered mail, the fifteenth day from the date when the post office issues a receipt thereof.

Exh. F-12

9.4	Binding Force

This Agreement is binding upon the Parties and their successors, representatives and assigns.

9.5	Language and Counterpart

This Agreement is written in English.  This Agreement shall be executed in two (2) originals with each Party holding one (1) original.

9.6	Calendar Day and Business Day

Any reference to a day in this Agreement means a calendar day. Business day means any day on which commercial banks in China are open for business.

9.7	Headings

The headings contained herein are for convenience only and do not affect the interpretation of this Agreement.

9.8	Singular and Plural Form

As required by the context, words importing the singular include the plural and vice versa.

9.9	Matters Not Covered

Matters not covered in this Agreement shall be settled by the Parties through consultation, in accordance with the provisions of the laws of China.

9.10	Representations, Warranties, Undertakings and Obligations to Survive

The representations, warranties, undertakings and obligations of the Parties provided in this Agreement, or made by or on behalf of a Party, shall be in full force and effect and shall remain valid after the delivery of the Equity Interest and payment of considerations, regardless of any investigation (or statement on any investigation result) made by or on behalf of a Party.

Exh. F-13

IN WITNESS WHEREOF, this Agreement is signed by the duly authorized representatives of the Parties as of the date first written above.

Beijing Xin Fu Industry Consulting Co., Ltd. (北京信赋兴业咨询有限公司)
(Affix Seal)

By:
Name: Liu Yabin
Title: Legal Representative

Exh. F-14

IN WITNESS WHEREOF, this Agreement is signed by the duly authorized representatives of the Parties as of the date first written above.

By:	By:
Li Anning	Liu Liguo

By:	By:
Liu Yabin	Liu Yasheng

By:	By:
Wang Pingyi	Zhang Fude

Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司)
(Affix Seal)

By:
By:	Name: Liu Yabin
Ding Ting	Title: Legal Representative

Exh. F-15

Appendix A
Form of agreement on transfer of equity interest

Agreement on Transfer of Equity Interest

Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude,
Beijing Wan Qiao Mechanical and Electrical Equipment Co. (北京市万桥机电设备公司), and Ding Ting

and

[*]

Exh. F-16

This Agreement on Transfer of Equity Interest ("Equity Transfer Agreement") is entered into by and among the following parties on ____________, in Beijing, the People's Republic of China ("China"):

(1)	Li Anning whose China's ID number is 110102580802234, with her principal domicile at 15 The 8TH Floor of #1 Building South Street, Fuxingmen Wai, Xicheng District, Beijing, China.

(2)	Liu Liguo, whose China's ID number is 130302197102082511, with his principal domicile at 72 Haiyang Road, Haigang District, Qinhuandao City, Hebei, China.

(3)	Liu Yabin, whose China's ID number is 110108580617601, with his principal domicile at 22 Daliushu Village, Haidian District, Beijing, China.

(4)	Liu Yasheng, whose China's ID number is 110108196106268910, with his principal domicile at 7 the 15th Floor West Gate of the No. 2 Building, the East of Jimenli Haidian District, Beijing, China.

(5)	Wang Pingyi, whose China's ID number is 110101540701404, with his principal domicile at 46 West Street of East 4, Dongcheng District, Beijing.

(6)	Zhang Fude, whose China's ID number is 110108560127601, with his principal domicile at 131 1 of the West Building, Beijing Jiaotong University, Shangyuan Village, Haidian District, Beijing.

(7)	Ding Ting, whose China's ID number is 110101197910034058, with his principal domicile at 301 The First Gate in the 76th of Dengshikou Street, Dongcheng District, Beijing.

(8)
Beijing Wan Qiao Mechanical and Electrical Equipment Co., (北京市万桥机电设备公司, herein referred to as “Wan Qiao”) a limited liability company incorporated and established in Beijing, China with its registered address at 2102 The Third Building of Lihengmingyuan, the No. 23 of Nanbinminghe Road, Xuan Wu District, Beijing.

(9)	(each as a "Assignor" and collectively as “Assignors”); and

(10)	[*], [*] (the "Assignee").

The Assignors and the Assignee are hereinafter referred to individually as a "Party" and collectively as the "Parties".

WHEREAS,

A.
Li Anning, Liu Liguo, Liu Yabin, Liu Yasheng, Wang Pingyi, Zhang Fude and Ding Ting are the citizens of the People's Republic of China ("PRC”) and Beijing Wan Qiao Mechanical and Electrical Equipment Co., a limited liability company in China (collectively referred to as “Shareholders” and individually as a “Shareholder”), are the Shareholders of  Beijing Wowjoint Machinery Co., Ltd (“Beijing Wowjoint”), holding 0.7%, 4.09%, 37.78%, 8.18%, 0.7%, 33.55%, 9% and 6% of the equity interests of Beijing Wowjoint respectively (the “Equity Interest”).

Exh. F-17

B.
Beijing Wowjoint is a company registered in Beijing carrying on the business of manufacturing and installation of specialist construction equipment and machinery, whose registered capital is RMB 28,500,000;

C.
Subject to the terms and conditions of this Equity Transfer Agreement, each of the Assignors now intends to assign to the Assignee, and the Assignee is willing to accept from each of the Assignors, all the equity interest ("Equity Interest") held by the Assignors in  Beijing Wowjoint.

NOW THEREFORE, the Parties hereby agree as follows:

1.	Definitions and Interpretations

1.1	Definitions

Unless otherwise agreed herein (as defined below), words or expressions contained in this Equity Transfer Agreement shall have the same meaning as those defined in the Exclusive Call Option Agreement (the "Agreement"), dated as of ______________, 2009 between Beijing Xin Fu Industry Consulting Co., a company organized under the laws of China (the "Beijing Xin Fu") and the Assignors.

"Effective Date" means the date of this Agreement, or if government or regulatory approvals are necessary to effectuate the transfer, the date on which all such approvals are obtained.

"PRC Laws" means the PRC laws and regulations that have been promulgated and now remain in force.

"Resolution of Shareholders' Meeting" means the written resolution of the shareholders' meeting of Beijing Wowjoint, pursuant to which the shareholders agree that the Equity Interest shall be assigned in accordance with the Equity Transfer Agreement and waive their rights of first refusal regarding the Equity Interest.

1.2	Interpretation

In this Agreement, headings are for convenience only and do not affect the interpretation of this Agreement. A reference to an Article or Appendix herein is a reference to that Article or Appendix of the Equity Transfer Agreement. Words importing the singular include the plural and vice versa. Unless otherwise provided herein, a reference to day, month or year means a calendar day, month or year. Business day refers to the day on which commercial banks in China are open for business. Masculine words herein include the feminine meaning and vice versa.

Exh. F-18

2.	Representations and Warranties

2.1	General representations

Each of the Parties hereby represents and warrants to the other party that it has full capacity and authorization to execute this Equity Transfer Agreement, and perform its obligations under this Equity Transfer Agreement, subject to compliance with legal restrictions on foreign investment under applicable PRC Laws.

2.2	Assignor s

Each of the Assignors further represents and warrants that:

2.2.1	he is the legitimate holder of the Equity Interest;

2.2.2	except for the pledge under the Equity Pledge Agreement dated as of ______________, 2009 by and among the Assignors and Beijing Xin Fu, such Equity Interest is free of any security interest.

3.	Assignment of Equity Interest

3.1	Assignment of equity interest

Each of the Assignors hereby assigns all of the Equity Interest to the Assignee. The Assignee agrees to accept such Equity Interest from such Assignor.

3.2	Assignment of rights and obligations

As at the Effective Date, all rights and obligations in relation to the Equity Interest shall be assigned from such Assignor to the Assignee.

3.3	Necessary measures

Each of the Assignors undertakes to execute all necessary documents and take all necessary measures in a timely manner, so as to give effect to this Equity Transfer Agreement, including but not limited to the following:

3.3.1	execute the resolution of shareholders' meeting substantially in the form of Annex 1; and provide the Assignee with a copy of the resolution of shareholders' meeting; and

3.3.2
complete any procedures within its control necessary for the full effectiveness of the Equity Transfer Agreement pursuant to PRC Laws, including but not limited to, completing the registration of the change in shareholder with the relevant industry and commerce administration department, updating the shareholders' list of Beijing Wowjoint and delivering the updated shareholders' list to the Assignee.

3.4	Cooperation with the Assignee

Each of the Assignors further undertakes:

3.4.1	if the formalities provided in Article 3.3.2 are delayed, the Assignors shall promptly notify the Assignee of the reason for such delay and the revised Effective Date; and

Exh. F-19

3.4.2	fully assist the Assignee in performing the Equity Transfer Agreement, including but not limited to providing the Assignee with access to the related documents or information.

3.5	Power of attorney

Each of the Assignors further undertakes that, as of the date first written above, he has full authority to entrust an appropriate entity or individual to, on his behalf, handle all matters related to this Equity Transfer Agreement (including but not limited to the matters related to this Article 3.5), in the event of such Assignor's death, emigration, incapacity or other failure to perform his obligations under this Equity Transfer Agreement. The above power of attorney shall be substantially in the form of Annex 1, and a copy of such power of attorney shall be provided to the Assignee.

4.	Supplementary Provisions

4.1	Notice and service

4.1.1
All notices and communications between the Parties shall be in writing, either in English or Chinese, and delivered by fax, hand (including express delivery) or registered mail to address first written above of the parties hereto or the address advised in writing including facsimile and telex from time to time.:

4.2	Time of service

  Notices and communications shall be deemed to be served if:

4.2.1
sent by fax: the time displayed on the transmission record, however, if the displayed time is after 5:00 pm of the sending date, or the sending day is not a business day of the location where the recipient is located, the effective delivery date shall be the next business day;

4.2.2	sent by hand delivery (including courier): the day when the recipient or any staff at the recipient's location signs and accepts the delivery; or

4.2.3	Sent by registered mail, the third day after the date when the post office issues a receipt thereof.

4.3	Amendment

The provisions of this Equity Transfer Agreement can be waived, revised or amended only by a written instrument signed by the Parties.

4.4	Non-waiver

The failure by either party to exercise or its delay in exercising any right under this Equity Transfer Agreement shall not be deemed a waiver of such right.

4.5	Severability

The invalidity of any clause under this Agreement shall not affect the validity of any other clauses unrelated to such clause.

Exh. F-20

4.6	Tax and expenses

Each of the Parties shall bear its respective taxes arising from the execution and performance of this Agreement.

4.7	Successor

This Equity Transfer Agreement is binding upon the respective successors and assigns (if any) of the Parties, and upon any individual designated by any of the Assignors when it becomes necessary for such Assignor to use the power of attorney provided in the appendix in case of the occurrence of events set out in the above Article 3.5.

4.8	Applicable Law

The execution, validity, interpretation, performance of this Equity Transfer Agreement and resolution of disputes hereunder shall be governed by the PRC Laws.

4.9	Arbitration

4.9.1        Any dispute or difference of any kind whatsoever arising out of or in connection with this Agreement, including any question in connection with the existence, construction, interpretation, validity, termination or implementation of this Agreement, shall be submitted to Hong Kong International Arbitration Centre (the “HKIAC”), for arbitration in Hong Kong which shall be conducted in accordance with HKIAC's rules.

4.9.2        The arbitration tribunal shall comprise of three (3) arbitrators. The Assignors collectively and the Assignee shall each be entitled to appoint one (1) arbitrator and the arbitrators so appointed shall appoint a third (3rd) arbitrator who shall preside as Chairman.

4.9.3        The language to be used in any arbitral proceedings shall be Chinese.

4.9.4        The costs of arbitration shall be borne by the losing Party, unless otherwise determined by the arbitration award.

4.10	Language

This Equity Transfer Agreement is written in English and Chinese.

Exh. F-21

IN WITNESS WHEREOF, this Equity Transfer Agreement is signed by the duly authorized representatives of the Parties as of the date first written above.

Assignor:

Li Anning,

Signature:

Liu Liguo,

Signature:

Liu Yabin,

Signature:

Liu Yasheng,

Signature:

Wang Pingyi,

Signature:

Zhang Fude,

Signature:

Beijing Wan Qiao Mechanical and Electrical Equipment Co.,
Authorized representative: Yabin Liu
Name:
Title: Legal Representative
Company seal:

Ding Ting

Signature:

Assignee: [*]
Authorized representative: [*]
Name: [*]
Title: [*]
Common seal: [*]

Exh. F-22

Annex 1
Form of resolution of shareholders' meeting

Beijing Wowjoint Machinery Co., Ltd. (the "Company")

This written resolution of the shareholders' meeting of the Company is formally adopted at [*] on [*]
___________________________________________________________________________

1.	Attending shareholders:

Mr. _______

2.
The matters related to transfer of equity interest provided in the Agreement on Transfer of Equity Interest ("Equity Transfer Agreement") entered into by and between _______ and [  ] on [*] were discussed at the shareholders' meeting.

3.	The shareholders' meeting unanimously agrees to make the following resolution:

(a)	confirm and approve the Equity Transfer Agreement;

(b)	approve ______ to transfer its equity interest in the Company to [ ] pursuant to the provisions of the Equity Transfer Agreement; and

(c)
the shareholders hereby waive their respective right of first refusal (entitled in accordance with the PRC laws and the articles of association of the Company) regarding the equity interest to be assigned by the other shareholders of the Company under the Equity Transfer Agreement.

Signed by:

Signed by:

Date:

Exh. F-23

Annex 2
Form of power of attorney

Power of Attorney

To Whom It May Concern,

I, the undersigned, a founder and a shareholder of Beijing Wowjoint Machinery Co., Ltd (the "Company"), hereby entrusts  [  ] with full authority on [  ], if I am unable to perform my obligations under the Equity Transfer Agreement entered into by and among Beijing Xin Fu Industry Consulting Co., Ltd. (or its designated person) and I on __________,  in the event of my death, emigration, illness, incapacity or any other reason, to act on my behalf to perform the obligations under the above agreement and all matters related to transfer of equity interest.

The above actions shall include but shall not be limited to the execution of all necessary documents (including resolutions of shareholders' meetings) and completion of all necessary formalities (including filings with the government and alteration of the registration of shareholders of the Company) required for my performance of the obligations under the above Equity Transfer Agreement in accordance with laws of China.

Signed by:

Name:

Date:

Exh. F-24

Appendix B
Form of waiver of right of first refusal

Waiver of Right of First Refusal

To:  [*]

Dear Sirs,
I refer to the proposed transfer of your entire interest in the registered capital of Beijing Wowjoint Machinery Co., Ltd. to Beijing Xin Fu Industry Consulting Co., Ltd. or its designated entity ("Transferee").
I hereby waive any pre-emptive right I may have under PRC laws or otherwise to acquire the equity interest you propose to transfer to the Transferee and consent to the proposed transfer of the equity interest to the Transferee.
Yours faithfully

For and on behalf of

Exh. F-25

Exhibit G

Form of Amended and Restated Memorandum of Association of Buyer

Exh. G-1

Exhibit H

Form of Amended and Restated Articles of Association of Buyer

Exh. H-1

Exhibit I

Post-Closing Directors and Officers

Post Closing Directors

1.	Chun Yi Hao

2.	Liu Yabin

3.	Zhang Fude

4.	Liu Chun

5.	Li Jibing

Post Closing Officers

1.	Liu Yabin

2.	Zhang Fude

3.	Liu Liguo

4.	Liu Yasheng

Exh. I

Exhibit J

Reorganization Actions

1.  REORGANIZATION ACTIONS

Step I – Formation of the WFOE

The Hong Kong Company is to form a wholly owned subsidiary in Beijing and obtain a  business license.

Step II – Execution of Share Purchase Agreement

Following its establishment, the WFOE shall enter into an undated share purchase agreement with the registered shareholder of the Domestic Company, pursuant to which, the WFOE shall purchase all the equity interests held by such shareholders in the Domestic Company on a date determined by the WFOE at its sole discretion.

Step III – Execution of Control Agreements

Following its establishment, the WFOE shall enter into a full set of the Control Agreements (as set forth below) with the Domestic Company and/or the registered shareholders of the Domestic Company (as the case may be).

(1) Exclusive Technical Consulting and Services Agreement, between WFOE and Domestic Company, in the form attached hereto as Exhibit C, pursuant to which, WFOE shall exclusively provide consulting services to Domestic Company in exchange for services fees.  This agreement enables the transfer of substantial portion of economic benefits generated in the operation of Domestic Company from Domestic Company to WFOE.

(2) Equity Pledge Agreement, among WFOE, Domestic Company and the Domestic Shareholders, in the form attached hereto as Exhibit D, pursuant to which, each of the registered shareholders of Domestic Company shall pledge all of his/its equity interests in Domestic Company to WFOE to guarantee the performance of other Control Agreements.

(3) Voting Rights Proxy Agreement, among the WFOE, the Domestic Company and each of the Domestic Shareholders, in the form attached hereto as Exhibit E, pursuant to which, each of the registered shareholders shall grant to the WFOE or its designee, the power to exercise all voting rights of such shareholder, including without limitation the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the director and senior officers of the Domestic Company.

(4) Call Option Agreement, among the WFOE, the Domestic Company and each of the Domestic Shareholders, in the form attached hereto as Exhibit F, pursuant to which each of such registered shareholders shall irrevocably and unconditionally grant an exclusive call option to the WFOE or its designee to purchase, at any time if and when permitted under PRC Laws, all or any portion of the equity interests held by such shareholder in the Domestic Company at the lowest price permitted by PRC Laws.

Exh. J-1

Step IV – Equity Pledge Registration

Promptly following the execution of the Control Agreements, the WFOE and the registered shareholders of the Domestic Company shall register the equity pledge under the Equity Pledge Agreement with relevant administration of industry and commerce.

Step V - Other Filings with Respect to the WFOE

The WFOE shall complete all remaining regulatory filings and approvals in connection with the establishment of the WFOE as soon as possible, including foreign exchange registration and filings with the local and state tax bureaus, finance bureau, and bureau of statistics.

2. CORPORATE STRUCTURE AFTER THE COMPLETION OF REORGANIZATION

Exh. J-2

Exhibit K-1

Form of Employment Agreement

EMPLOYMENT AGREEMENT
雇佣协议

This EMPLOYMENT AGREEMENT (the "Agreement") is signed on _______, 2009 in  Beijing, the People's Republic of China ("China"), between:

[EMPLOYER]雇主, and

[EMPLOYEE]雇员

雇主与雇员于2009年 月 日在中华人民共和国北京签订本协议。

ARTICLE 1.   GENERAL PROVISIONS
第一条、总则

1.1        Employment
              雇佣
The Company hereby offers formal employment to the Employee, and the Employee hereby agrees to be employed by the Company, as [POSITION], in accordance with the terms and conditions set forth in this Agreement.

公司在此正式雇佣该雇员，同时该雇员也在此同意公司的雇佣，并根据本协议的条款和条件担任公司的 职务。

ARTICLE 2.   TERM
第二条、期限
2.1        Term
              期限

The term of this Agreement shall commence on _________, 2009 and shall continue for a period of three (3) years from the date of commencement (the "Initial Term"), unless this Agreement is earlier terminated in accordance with its terms.
协议于2009年 月 日生效，此协议期限为3年， 除非根据本协议条款提前终止。（下称为“初步任期”）

2.2        Conclusion of Probationary Period
              试用期的终止

The Company may dismiss the Employee at any time during, or at the end of, the probationary period.  At the end of the probationary period, if the Company considers that the Employee's performance has been satisfactory during the probationary period, the Employee shall become a regular employee of the Company in accordance with the terms of this Agreement.

在试用期期间或终止时，公司可以随时与雇员终止本协议。在试用期终止时，如果公司对该雇员的表现满意，那么根据本协议的条款该雇员将成为公司的正式员工。

Exh. K-1-1

2.3        Renewal of Agreement
              协议的续签

At least thirty (30) days prior to the scheduled expiration of the Initial Term, the Company shall either offer the Employee a renewal of this Agreement which shall bear a term of [_] ([_]) years (the “Renewal Term” and together with the Initial Term, the “Term”), or shall inform the Employee in writing that the Company does not intend to renew this Agreement.  The Company shall have been deemed to have offered to renew this Agreement if the Company has not sent a notice not to renew to the Employee in accordance with the preceding sentence.  If the Company offers to renew this Agreement, the Employee shall accept or refuse the renewal prior to the expiration of the Initial Term.  The Employee shall be deemed to have agreed to renew this Agreement for a further term of [_] ([_]) years from the scheduled expiration of the Term with the same terms and conditions of this Agreement if the Employee has not terminated this Agreement in accordance with Section 9 hereof at least thirty (30) days prior to the expiration of the Initial Term.
至少在初步任期届满前30天，公司可提出与雇员续签协议，将任期延长 年 （下称为“续签期”。本协议中所指“期限”包括续签期及初步任期）或者公司可书面通知雇员不再续约。如果公司没有根据本段第一句所述书面通知员工不再续约，那么视为公司同意根据以上续签期续约。若公司提出与雇员续约，雇员应在初步任期结束前通知公司接受续约或不再续约。如果雇员没有在初步任期到期日前至少 30天根据本协议的第 9条的规定提出终止本协议，那么视为雇员同意继续与公司按照本协议的同等条款续签本协议且续签期限为【 】年，从初步任期到期之日起算。

ARTICLE 3.   SCOPE OF WORK
第三条、工作范围
3.1        Scope of Work
             工作范围

The Employee will have the following responsibilities:
雇员有如下义务；

The Employee shall be the [POSITION] of the Company, and shall perform such duties and responsibilities as are normally related to such position in accordance with the standards of the industry, and any additional duties now or hereafter assigned to the Employee by the Board of Directors of the Company.
雇员应担任公司的 职务，且应履行行业内此类职务相应的责任和义务，并且履行任何本公司董事会现在和将来分配的其它职责。

It is understood that the Company is in the process of restructuring and the Employee's role and responsibilities may be refined in accordance with the Company's evolving requirements.  The scope of the Employee's duties shall be determined from time to time in accordance with the needs of the Company by the Board of Directors.  The Company may reassign the Employee to a different position in the Company, or assign the Employee to work in any entity of the Company Group (as defined below) or a different location.  If appropriate, the level of the Employee’s salary and benefits will be increased or decreased in accordance with such new assignment.
雇员理解公司目前正在重组，员工的角色和责任将根据公司不断发展需求而调整。雇员的职责范围将由董事会根据公司需求而不时改变。公司可能会再分配雇员任不同的职位、或分配到公司集团（定义见下文）下的任一公司或不同的地点。&#38 599;员的薪资和福利将会根据新的职务来相应的增加或减少。

Exh. K-1-2

For the purpose of this Agreement, the Confidentiality and Non-Competition Agreement and other relevant agreements entered into by and between the Company and the Employee, “Company Group” shall mean, collectively, (i) the Company; (ii) Authentic Genius Limited, a Hong Kong company; (iii) China Fundamental Acquisition Corporation, a Cayman Islands company, the parent company of Authentic Genius Limited; (iv) Giant Nova Holdings Limited, a British Virgin Islands company, a wholly owned subsidiary of China Fundamental Acquisition Corporation; (v) Beijing Xin Fu Industry Consulting Co., Ltd. (北京信服兴业有限公司), a PRC company, a subsidiary of Authentic Genius Limited; and any other direct or indirect subsidiary or affiliate of any of the foregoing companies that may be established from time to time.
为了本协议以及雇员与公司签订的保密及竞业禁止协议及其他相关协议的目的，公司集团指以下实体的统称（1）本公司（2）注册于香港的信赋有限公司(Authentic Genius Limited)；（3）注册于开曼群岛的China Fundamental Acquisition Corporation，信赋有限公司的母公司（4）注册于英属维尔京群岛的Giant Nova Holdings Limited，China Fundamental Acquisition Corporation的全资子公司;（5）注册于中国的北京信赋兴业有限公司，信赋有限公司的子公司，和任何其它由上述实体不时注册的直接或间接的子公司或分公司。

3.2        Duties of Employee
              雇员职责

The Employee shall diligently perform the Employee’s duties to the best of the Employee’s ability in accordance with the instructions of the Board of Directors of the Company (or designee thereof), work in co-operation with the Employee’s supervisors and colleagues, and observe the terms of this Agreement and the applicable regulations and guidelines of the Company, including the work rules contained in the Company’s employee handbook (the "Employee Handbook").

雇员应按照公司董事会（或其指定人）的要求，尽自己最大的努力完成相应的职责，工作与上司和同事一起合作，并遵守本协议的条款和公司的规章及制度，包括工作规则，载于本公司的员工手册（以下简称 “员工手册” ）。

3.3        Work Hours
              工作时间

The Employee's normal work hours shall be eight (8) hours each day not including meals and rest, five (5) days per week, Monday to Friday, for a total of forty (40) hours per week.

雇员每天正常的工作时间为8小时，不包括午餐和午休时间，每周工作5天，从周一到周五，每周工作时间总计40小时。

Exh. K-1-3

3.4        Leave
              休假

The Employee shall be entitled to legal holidays, annual leave and other paid leaves of absence in accordance with applicable law, this Agreement, and the Company's work rules as set out in the Employee Handbook.
职工依照相应的法律、本协议及员工手册中的公司规定有权享受法定假日、年假和其他带薪假期。

3.5        Work Schedule
              工作时间表

The Company may change the work schedule of the Employee from time to time, including modifying the starting and ending times of the Employee’s work day and requiring the Employee to work reasonable additional hours or on legal holidays or other days when the Employee is entitled to rest or leave.

公司可以不定时的更改雇员的工作时间表，包括更改雇员的工作日的上下班时间，且可以要求雇员在合理的时间加班或在法定节假日或其他休息日加班。

ARTICLE 4.   REMUNERATION AND BENEFITS
报酬和福利
4.1        Salary
              工资

The monthly salary of the Employee during the probationary period shall be RMB[_] gross per month.  After the satisfactory completion of the probationary period, the Company will conduct an assessment of the Employee's technical level, work attitude and efficiency and shall determine the Employee's monthly salary accordingly.  However, the Employee's starting salary shall not be less than RMB [_] gross per month.    Thereafter the Company may increase the wage of the Employee from time to time based on the performance of the Employee.

The Employee’s salary shall be paid monthly in arrears at the end of each month or no later than seven (7) days from the end of each month and shall be paid directly to the Employee or through the Employee’s bank account.
雇员试用期的工资总额为 人民币/月。试用期圆满结束后，公司将对雇员的技术水平、工作态度和效率进行评估，并以此决定雇员的月薪。然而，雇员的起薪总计不得低于  人民币 /月。此后公司可能根据雇员的表现不时加薪。

公司应在每个月底或在不迟于月底过后7日内支付雇员工资，可直接交给雇员或汇款到雇员的银行账户。

4.2        Bonus
              奖金

The Employee shall be eligible to participate in the Company’s annual performance bonus scheme.  The Employee’s bonus under such scheme shall be based on criteria set forth or established pursuant to any such scheme.  The Board of Directors of the Company shall, in their sole discretion, determine whether the Employee has met the performance goals and shall determine the amount of any performance bonus to be paid to the Employee.  All bonus payments to be paid to Employee under this Agreement shall be less withholdings required by applicable law.
雇员有资格参加公司年度业绩奖金计划。如公司设立年度业绩奖金计划，雇员的奖金将依据此计划规定的标准评定。公司董事会将自行判断雇员是否完成绩效目标并决定支付给雇员奖金的数额。根据本协议规定支付给雇员的奖金均为减去扣缴税金后的数额。

Exh. K-1-4

4.3        Expenses
              费用报销

The Company shall reimburse the Employee for reasonable travel and other business expenses incurred by the Employee in the performance of its duties, in accordance with the Company's policies, as they may be amended in the Company's sole discretion.
公司应根据制度为雇员报销其为了履行职责而发生的合理的差旅费用和其他商务费用。公司有权修改此制度。

4.4        Payment
              支付

The Company will pay all remuneration directly to the Employee, less any amount required to be withheld by the Company as individual income tax or otherwise in accordance with applicable law.  The Employee shall, however, have sole responsibility for the payment of any individual income tax and any other charges or taxes imposed on the Employee's remuneration.
公司将直接向雇员支付扣除所得税和法律要求的其它费用后的报酬。雇员有责任为自己的薪酬缴纳个人所得税和其他任何与薪酬有关的费用和税收。

ARTICLE 5.   ADDITIONAL BENEFITS  其他福利

5.1        Benefits 福利

The Company shall pay to or on behalf of the Employee all amounts required by applicable law relating to labour insurance, pension insurance, unemployment insurance, medical insurance, housing fund, welfare benefits, subsidies and other payments required to be made in relation to the Employee.  The amounts and kinds of benefits and subsidies provided directly to employees of the Company shall be as specified in the Employee Handbook and applicable law, and no other payments will be made.
公司将向雇员支付或为雇员支付所有可适用的法律规定的劳动保险、养老保险、失业保险、医疗保险、住房公积金、福利津贴、补贴和其它与雇员相关的费用。由公司只提供员工手册和相应法律规定的种类和数额的福利和补贴此外不再支付&#20 854;它福利。

5.2        Medical Leave and Benefits 病假和津贴

The Company will provide medical leave and benefits, benefits of female employees, leave and other labour security benefits in accordance with applicable law and the provisions of the Employee Handbook.
公司将根据员工手册和相应法律规定为员工提供病假和津贴、女职工福利及其它劳动安全福利。

Exh. K-1-5

5.3	Labour Protection 劳动保护

Labour protection for the Employee shall be handled in accordance with the Labour Law of the People’s Republic of China and any other applicable law.
雇员的劳动保护将根据中国劳动法和其它相应法律处理。

ARTICLE 6.   LABOR DISCIPLINE劳动纪律

6.1	Labour Discipline 劳动纪律

The Employee shall comply with all aspects of the Company's rules relating to labour discipline and other work rules and procedures of the Company contained in the Employee Handbook or otherwise issued by the Company.
雇员将遵守员工手册中的或由公司规定的所有与劳动纪律相关的制度及其它工作制度和程序。

6.2	Breach of Discipline 违反纪律

If the Employee violates any rule relating to labour discipline or any other rule or procedure of the Company, including safety rules, causes damage to the Company, or causes injury to himself or other persons, or fails to achieve the performance standards required of the Employee's work position, the Company may take disciplinary action against the Employee.  In serious cases, the Employee may be discharged by the Company in accordance with Article 8.  The Company's rights to take disciplinary action are set forth in the Employee Handbook and other materials issued by the Company from time to time.
如果雇员违反公司的劳动纪律、制度或程序、安全制度，若造成公司财产损失、对自己或他人造成伤害、不能履行雇员的工作职位标准要求，公司可以惩罚处分雇员。严重的情况下，公司可根据第 8条款规定将雇员开除。公司可以采取的惩罚处分将在员工手册中和其它由公司出具的文件中注明。

ARTICLE 7.   REPRESENTATION 声明

7.1	No Conflicting Agreements 无冲突协议

The Employee hereby represents and warrants that the execution of this Agreement and the performance of the Employee's obligations hereunder will not breach or be in conflict with any other agreement to which the Employee is a party or is bound and that the Employee is now not subject to non-competition or similar covenants that would affect the Employees’ performance of his obligations under this Agreement.  The Employee will not disclose to or use on behalf of the Company any proprietary information of a third party without such party's consent.
雇员在此声明并保证，其签署本协议和履行本协议项下的员工义务，不会违反雇员签订的其它协议和对其有约束力的义务或与之冲突。雇员目前并不受限于会影响其履行本协议项下义务的竞业禁止或类似条款。员工不会向公司披露，或代表公司使用任何第三方的专有信息，除非已取得该第三方的同意。

Exh. K-1-6

ARTICLE 8.   TERMINATION BY THE COMPANY  公司终止本协议

8.1	Dismissal without Notice无通知解雇

The Company may dismiss the Employee at any time without notice if the Employee:
若雇员发生以下行为之一，公司可以在不预先通知雇员的情况下解雇雇员：

(a)	is proven unqualified for the employment requirements during the probationary period;
在试用期期间被证明不能胜任工作；

(b)  materially violates the labour disciplines, regulations and rules of the Company;
违反公司的劳动纪律、规程、规则；

(c)	causes material loss of, and damage to, the Company by gross negligence or engages in malpractice;
严重失职或营私舞弊给公司造成重大损失或对公司造成损害；

(d)
establishes labour relation with other employers at the same time, resulting in material impact on the completion of the work and task of the Company, or refuses to rectify after being required to do so by the Company; or

同时与其他雇主建立劳动关系导致其在公司的工作或任务的完成受到重大影响，或在公司提出要求后拒绝改正；

(e)	The employee is subject to criminal liabilities in accordance with relevant laws.
雇员根据相关法律规定负有刑事责任。

The circumstances pursuant to which the Employee may be dismissed under Article 8.1(b) or 8.1(c) are described in great detail in the Employee Handbook.
在员工手册中对于雇员根据条款8.1 (b)及8.1 (c) 规定可能被解雇的情况有详细说明。

8.2	Dismissal with Notice经通知后解雇

The Company may dismiss the Employee with thirty (30) days written notice or by paying extra salary of one (1) month to the Employee if:
如雇员出现以下情况之一，公司可以提前30天书面通知雇员或额外支付雇员一个月的薪酬后，解除雇用关系：

(a)
the Employee suffers from a non-occupational disease or has sustained an injury that is not work-related, and is unable to resume the Employee’s original work or other work assigned by the Company upon the expiration of medical treatment period;

雇员未患有非职业性疾病或非因工作而受伤，在医疗期限届满后无法从事原来的工作或公司委派的其它工作。

(b)
the Employee is incapable of performing the duties required by the Employee’s position and continues to be incapable of achieving an adequate level of performance after training or transfer to a different position;

雇员不能履行雇员岗位要求的职责，且在培训后或调整岗位后仍然不能胜任工作。

Exh. K-1-7

(c)
a change in the objective circumstances pursuant to which this Agreement was entered into has rendered this Agreement incapable of being carried out and the Company and the Employee have failed to reach agreement on the amendment of this Agreement;

本协议订立时依据的客观条件发生变化，致使本协议无法执行，且公司与员工就本协议的修改未能达成一致意见。

(d)
the Company needs to reduce the number of its employees and has clarified with the Company’s trade union or employees and otherwise complied with relevant legal requirements, due to the fact that the Company is on the verge of bankruptcy and is implementing legal restructuring, or has suffered serious problems in its production or operation; or

因公司濒临破产而正在重组或生产经营出现严重的问题，需要裁减雇员。且公司已向公司工会或雇员说明情况，并已遵守其它相关法律的要求。

(e)	any other circumstances as stipulated applicable law or regulation occur.
法律法规规定的其它情况。

8.3	No Dismissal 不得解雇

The Employee shall not be dismissed pursuant to Article 8.2 if:
雇员有下列情况之一的，公司不得根据第8.2条的规定将其解雇：

(a)	the Employee suffers from an occupational disease or has sustained work-related injuries, and has been confirmed to have completely or partially lost the capacity to work;
雇员患有职业病或因工作负伤，并被确认全部或部分丧失劳动能力；

(b)	the Employee is on medical leave within the stipulated period allowed by applicable law or regulation due to a non-occupational disease or an injury that is not work-related;
雇员患非职业病或非因工负伤，在可适用的法律规定的医疗期期间；

(c)	the Employee is a woman during her pregnancy, on maternity leave, or breast-feeding period within the stipulated period allowed by applicable law or regulation;
雇员是一名妇女，在由适用法律或法规允许的怀孕期间、产假期间或者母乳喂养期间的；

Exh. K-1-8

(d)	the Employee has been working for the Company for more than fifteen (15) consecutive years and is within five (5) years from the statutory retirement age; or
雇员已为公司连续工作15年以上并且距法定退休年龄5年之内的；

(e)	an applicable law or regulation of China national or local government authorities otherwise prohibits the termination of this Agreement.
适用中国法律或法规或当地政府机关另有禁止终止本协议的规定的。

8.4	Severance Pay 离职金

If the Company dismisses the Employee pursuant to Article 8.2, the Company shall pay compensation to the Employee in accordance with applicable law.
如果公司根据第8.2条的规定解雇雇员，公司将根据相关法律支付雇员补偿金。

ARTICLE 9.   TERMINATION BY THE EMPLOYEE由雇员解除本协议

9.1	Resignation with Notice 经通知后辞职

The Employee may at any time terminate his employment with the Company with thirty (30) days’ prior written notice.  If the Employee proposes a resignation from the Company, the Company shall have no obligation to pay any compensation to the Employee in connection with the termination of this Agreement.
雇员可以随时以提前30天通知的方式与公司解除本协议。如果员工提出辞职,公司没有向雇员支付任何赔偿的义务。

9.2	Resignation without Notice无通知辞职

Notwithstanding the provisions of Article 9.1, the Employee may resign at any time without providing notice to the Company:
尽管有9.1条款的规定，劳动者在以下情况下，可以不经通知公司而辞职：

(a)	if the Employee enters into this Agreement under the coercion of the Company;
如果雇员是受公司强迫签订本协议；

(b)	if the Company fails to pay remuneration or provide working conditions in accordance with the terms of this Agreement.
如果公司不能根据本协议的规定向雇员支付报酬或提供工作条件。

Exh. K-1-9

ARTICLE 10.   EMPLOYEE'S OBLIGATION 雇员的义务

10.1	Termination Obligations终止时的义务

Upon termination of this Agreement, the Employee agrees that all property, including, without limitation, all equipment, tangible Confidential Information (as defined below), documents, records, notes, contracts, and computer-generated materials furnished to or prepared by the Employee incident to its employment belongs to the Company and shall be returned promptly to the Company by the Employee upon such termination.
在本协议终止后，雇员同意，与雇员和公司间雇佣关系有关的，向雇员提供或由雇员制作的所有的财产，包括但不限于所有设备、有形的保密信息 (定义如下)、文件、记录、笔记、合同、电脑生成的材料，都属于公司所有，雇员应当在雇佣关系终止后及时归还给公司。

Following any termination of the Term, the Employee shall fully cooperate with the Company in all matters relating to the handling of unfinished work and the orderly transfer of work to other employees of the Company.  The Employee shall also cooperate with the Company in the defence against any action brought by any third party against the Company that relates in any way to the Employee's acts or omissions while employed by the Company.
在任何情况下结束任期后，雇员应充分配合公司处理未完成的工作并将工作有序转移给其他雇员。在雇员受雇于公司期间因雇员的行为或疏忽导致任何第三方起诉公司，雇员将配合公司采取行动。

10.2	Other Association其它关联

During the Term of this Agreement, the Employee shall not directly or indirectly, alone or in association with others, be involved in or undertake any other business or professional activities, including employment, without the prior written permission of or express authorization by the Company.
在本协议期限内，没有公司事先书面许可或明确授权的情况下，雇员不得直接或间接地、单独的或与其它人共同参与或从事其他业务或职业活动，包括就业。

10.3	Due Practice正当行为

The Employee shall not, and shall not direct any other person to, offer, promise or give to any government official, any political party or official thereof, any candidate for political office, or any other person any money or any other valuables while knowing or having reason to know that all or a portion of such money or valuables will be offered, promised, or given directly to any of those listed above for the purpose of influencing any action, omission, or decision by the recipient in order to seek or retain business for the Company or to provide business opportunities to any other person.
在知道或有理由知道所有或者部分的金钱或贵重物品将被提供、许诺或者直接给予任何的政府官员、任何政党或其官员、任何政治候选人、或者其他人，且其目的在于影响接受人的任何作为、不作为或决定，以为公司寻求或保留业务或提供商业机会给其他任何人的情况下，员工不得，且不得指示任何其他人将任何金钱或贵重物品提供、许诺或给予以上任何一方。

Exh. K-1-10

ARTICLE 11.1.   CONFIDENTIALITY AND INVENTIONS保密和发明

11.1	Confidentiality保密

The Employee agrees to maintain all information which may be disclosed to the Employee concerning manufacturing, management processes, technology, marketing, financial information, trade secrets, “know-how,” customers, certain methodologies and other information of the Company or any member of the Company Group, and information relating to the products, procedures, business and services of the Company or any member of the Company Group (the "Confidential Information") in strict confidence, and agrees not to disclose, directly or indirectly, in any manner, any Confidential Information to any person inside or outside the Company or to use any Confidential Information for competition with the Company or for any purpose other than the Employee's performance of the Employee’s duties and obligations under this Agreement, without the prior written consent of the Company.  The Employee specifically agrees that this obligation will survive the termination of this Agreement.  As a condition of the Employee’s employment by the Company, the Employee has executed and delivered that certain Confidentiality Agreement with the Company in the form attached to this Agreement as Annex A.
雇员同意对所有有关生产、管理流程、技术、市场推广、财务信息、商业秘密、非专利技术、客户、某些方法以及公司或公司集团成员的其他信息、以及与公司及公司集团成员的产品、程序、经营和服务有关的信息 (以下简称“机密信息”)严格保密,并同意，未经公司事先书面同意，不会直接或间接地以任何方式将信息透露给公司内部或外部的任何个人，也不得为与公司竞争或履行本协议项下雇员的职责和义务外的任何目的而使用机密信息。雇员& #215 16;意本协议终止后，此保密义务仍然有效。作为雇员受公司雇用的条件，雇员已与公司签订本协议附件A的保密协议。

11.2	Inventions发明

If, during the term of this Agreement, the Employee performs work that results in the development of any inventions relating to processes, products or formula (the "Inventions"), such Inventions shall be the exclusive property of the Company, and the Employee shall promptly disclose the Inventions to the Company, and shall take all necessary steps, including the execution of documents, to vest ownership and control of the Inventions in the Company.  Notwithstanding the foregoing and subject to complying with Article 11.2 hereof, the Employee shall have the right to retain ownership of all patents obtained on any Inventions made by the Employee during the Employee’s non-working hours, and without use of or reference to the Company's facilities, Confidential Information or materials.
若在本协议期间，雇员在工作中产生有关于生产工艺、产品或配方的任何发明成果(以下简称为发明)，此发明将属于公司的专有财产，雇员需立即向公司披露该发明并采取必要措施，包括签署文件，以将所有权和控制权归属至公司。尽管有上述规定，在符合第11.2条的前提下，对于雇员在非工作时间在未使用或参考公司的设施、保密信息或材料的情况下获得的发明，雇员将有权保留因此发明而获得的所有专利权。

Exh. K-1-11

ARTICLE 12.   REMEDIES 救济

12.1	Damages 损害赔偿

Breach of any of the provisions of this Agreement may lead to disciplinary action, instant dismissal or other action against the Employee.
违反本协议的任何规定可能导致纪律处分、即时解雇或其他针对员工的行动。

12.2	Injunctive Relief 禁令救济

The Employee understands and agrees that the Company will suffer irreparable losses in the event that the Employee breaches any of the Employee's obligations under Articles 10 and 11 hereof and that monetary damages will be inadequate to compensate the Company for such losses.  Accordingly, the Employee agrees that, in the event of a breach or threatened breach by the Employee of any of the provisions of Articles 10 and 11 hereof, the Company shall be entitled to an appropriate injunctive relief, in addition to any other rights, remedies or damages available to the Company at law or in equity.
雇员理解并同意因雇员违反第10条和第11条规定的雇员的义务会导致公司受到不可挽回的损失，且金钱赔偿不足以挽回公司的损失。雇员同意在其违反或将要违反本协议第 10条、第11条的任何规定时，除了根据法律可以行使的其它权利、救济或赔偿外，公司有权申请禁令救济。

ARTICLE 13.   DISPUTE RESOLUTION 争议解决

13.1	Dispute Resolution争议解决

The parties shall settle labour disputes in accordance with the following procedure:
双方将按如下程序解决劳动纠纷：
(a)	The parties shall first seek to settle any dispute arising from the performance of this Agreement through consultations.
双方应先通过协商解决因履行本协议所发生的任何争议。
(b)	If agreement cannot be reached through consultation, the parties shall apply for arbitration to a local labour dispute arbitration committee.
如果协商后，双方不能达成一致，双方应当向当地的劳动争议仲裁委员会申请仲裁。
(c)	If either party is not satisfied with an arbitral award, such party may bring a lawsuit in a court in China.
如果任何一方对于仲裁结果不满意，该方可以向中国的法院起诉。

Exh. K-1-12

ARTICLE 14.   MISCELLANEOUS 其它约定

14.1	Notices通知

All notices or other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand or mailed, postage prepaid, by registered mail, return receipt requested, and addressed:
本协议项下所有通知或其它交流都需以书面出具，如果按下列地址以当面交付或邮寄（预付邮资）、挂号信（要求回执）的方式递送的，则视为已经交付：

to the Company at:
公司地址：
[    ]

to the Employee at:
雇员地址：
[    ]

14.2	Company Rules公司规章

The Employee Handbook, as amended from time to time, and other rules and materials issued by the Company from time to time and the Confidentiality and Non-Competition Agreement attached hereto shall form part of the terms and conditions of this Agreement.
不时修改的员工手册，公司的其它不时修改的规章和材料，以及附件的保密和竞业禁止协议将作为本协议条件条款的一部分。

14.3	Waiver弃权

No failure to exercise and no delay in exercising any right, remedy, or power under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power under this Agreement preclude any other or further exercise thereof, or the exercise of any other right, remedy, or power provided or by law or in equity.
对本协议项下的任何权利、救济或权力的不行使或迟延行使不得被视为对其的放弃。对本协议项下的任何权利、救济或权力的部分行使不得排除对其的其他或进一步的行使，也不得排除对法律规定的其他权利、救济或权力的行使。

14.4	Successors and Assigns 继承和转让

Neither party may assign this Agreement or the rights and obligations hereunder to any third party; provided, however, that the Company may assign its rights and obligations under this Agreement to a successor entity to the Company as the result of a merger or other corporate reorganization, which continues the business of the Company, or to any member of the Company Group.
双方都不可以转让本协议或其项下的权利和义务给第三方。但公司可以转让其在本协议项下的权利和义务给在合并或者其他公司重组后继续经营公司业务的承继实体、或者公司集团的任何成员。

Exh. K-1-13

14.5	Survival 继续有效

Articles 10 and 11 shall survive the termination of this Agreement for any reason.
本协议第10条和第11条在本协议终止后仍然有效。

14.6	Governing Law; Severability 管辖法律

The formation, validity, interpretation, execution, amendment and termination of this Agreement shall be governed by the laws and regulations of China currently effective or published hereafter, including the Labour Law of the People’s Republic of China, the Labour Contract Law of the People's Republic of China and its implementing rules.  If this Agreement at any time conflicts with any applicable law and regulation, the Company and the Employee will comply with all legal requirements and shall promptly amend this Agreement accordingly. In the event any of the provisions of this Agreement shall be held unenforceable by a competent court or other juridical body, the other provisions of this Agreement shall remain in full force and effect.
本协议的订立、效力、解释、履行、变更、终止应当由当前有效的中国法律法规，包括中华人民共和国劳动法、中华人民共和国劳动合同法和其实施细则管辖。如果本协议在任何时间与任何适用的法律冲突，公司与雇员必须遵守法律法规的要求，并立即修改本协议。如本协议的部分条款被有管辖权的法院或其它司法机构认定为无效，本协议的其它条款仍保持充分有效。

14.7	Entire Agreement; Amendment 全部协议；修订

This Agreement, including the Confidentiality and Non-Competition Agreement attached as Annex A hereto, shall (i) come into effect upon being signed by the parties hereto, (ii) constitute an entire agreement between the parties with respect to the Employee’s employment by the Company, (iii) supersede all prior negotiations and agreements between the parties concerning the Employee’s employment by the Company and (iv) not be changed or modified unless solely through a written instrument duly executed by the Employee and a duly authorized representative of the Company other than the Employee.
本协议包括本协议附件A的保密和竞业禁止协议将（i）在双方签字后生效，（ii）构成了雇员与公司间雇佣关系一事的全部协议，（ iii）代替先前所有双方关于雇员的雇用的谈判和协议，（iv）非经雇员和公司授权代表书面签署，不得更改本协议。

14.8	Employee’s Acknowledgement 雇员确认

The Employee acknowledges (i) that he has consulted with or has had the opportunity to consult with independent counsel of his own choice concerning this Agreement and has been advised to do so by the Company, and (ii) that he has read and understands the Agreement, is fully aware of its legal effect, and has entered into it freely at his sole discretion.
雇员确认：（1）公司已经建议雇员，且雇员已经或已经有机会就本协议向其自行选择的独立顾问进行了咨询；（ 2）雇员已经读过并理解本协议，已经了解本协议的法律效力，雇员是由自己全权决定签订此协议。

Exh. K-1-14

14.9	Language 语言

This Agreement shall be executed in both English and Chinese with the same legal effect.  Each of the Company and the Employee shall hold one set of this Agreement one (1) copy of the original.
本协议以中文和英文两种语言书就。中文和英文均具有同等法律效力。公司和雇员各持一份本协议的原件。

Exh. K-1-15

IN WITNESS WHEREOF, the Company and the Employee have caused this Agreement to be executed on the date first written above in two (2) originals.
此证，公司与雇员于页首所示日期签署两份原件。

BEIJING WOWJOINT MACHINERY CO., LTD.
北京万桥兴业机械有限公司

By:
Name:
Title:

雇员名称： [ ]

SIGNATURE PAGE OF EMPLOYMENT AGREEMENT

Exh. K-1-16

ANNEX A附件A

CONFIDENTIALITY AND NON-COMPETITION AGREEMENT
保密和竞业禁止协议

THIS AGREEMENT (the "Agreement") is made between [_] (the "Company"), a limited liability company organized and existing under the laws of China and [_] (the "Employee") on ______, 2009.
本协议于2009年 月 日由【】，一家根据中国法律成立并有效存续的有限责任公司（“公司”）和【 】（“雇员”）签订。

In accordance with the terms of Article 11.1 of the Employment Agreement dated __________, 2009 (the "Employment Agreement") between the Company and the Employee, the Employee acknowledges that during the term of the Employee’s employment by the Company the Employee will from time to time receive Confidential Information (as defined in the Employment Agreement) and hereby covenants and agrees as follows:
根据公司与雇员2009年 月 日签订的雇用协议（“雇佣协议”）第11.1条规定，雇员确认，在受公司的雇用期间将不时地收到保密信息 (如雇用协议中定义)，雇员保证并同意如下：

1.	Confidential Information保密信息

The Employee shall:雇员应

(a)	maintain in strict confidence and not make any disclosure of the Confidential Information received directly or indirectly during the Term (as defined in the Employment Agreement);
在协议期限（如雇佣协议中定义）内对保密信息严格保密，并不得直接或间接地披露保密信息。

(b)
not disclose to any third party (including any director, officer or employee of the Company) such Confidential Information except with the prior written consent of the Company or upon the specific direction of the Employee's supervising officer; and

除了公司事先书面同意或在雇员的上司明确指示下，雇员不将保密信息披露给任何第三方(包括公司任何董事、主管和雇员)。

(c)	not use any Confidential Information for any purposes other than those authorized by the Company,
除了公司授权的用途外，不得使用保密信息用于任何目的。

in each case for as long as, and to the extent that, the Confidential Information remains unpublished by the Company.
在上述任何情况下，只要保密信息未经公司公开，雇员应对其履行保密义务。

Exh. K-1-17

2.	Non-Confidential Information非保密信息

Notwithstanding the provisions set forth above, nothing herein shall prevent the disclosure or use of any information included in the Confidential Information disclosed under any of the following circumstances:
尽管有上述规定，本协议项下规定不禁止披露或使用保密信息中包含的，在下列情况之一的情况下披露的任何信息：

(a)	information which is in the public domain, or which becomes public knowledge other than through disclosure by the Employee;
非经过员工而披露进入公共领域或成为的公共信息的信息；

(b)
information which is provided by a third party to the Employee, provided that, such third party did not obtain such information from the Company or the Employee is not obligated to maintain the secrecy of such information; or

由第三方提供给雇员的信息，且此第三方没有从公司获得信息或雇员没有对此信息进行保密的职责；或

(c)
where required to be disclosed by court order, subpoena or other government process.  If the Employee shall be required to make disclosure pursuant to the provisions of the preceding sentence, he/she will promptly, but in no event more than seventy-two (72) hours after learning of such subpoena, court order, or other government process, notify, by personal delivery or by electronic means, confirmed by mail, the Company, at his/her own expense, shall: (i) take all reasonably necessary steps required by the Company to defend against the enforcement of such subpoena, court order or other government process, and (ii) permit the Company to intervene and participate with counsel of its choice in any proceeding relating to the enforcement thereof.

由法院指令、传票、其它政府程序要求披露的信息。如果雇员必须按照上述规定作出披露，他/她应迅速地，但无论如何不得超过其知悉上述法院指令、传票或其它政府程序后的 72小时，自费通过专人递送或电子方式（邮件确认）通知公司，雇员应当：(i)采取公司合理要求 的一切必要措施来提出抗辩，以阻止该传票、法院命令或其它政府程序的执行； (ii)允许公司选择的法律顾问干预和参加任何有关执行的程序。

3.	Non-competition竞业禁止

Due to the fact that Employee is responsible for making senior level executive decisions and has access to the Company’s business secrets (including technical and commercial secrets as well as know-how), upon termination of this Agreement, whether or not for a legal cause, without the Company’s prior written consent Employee shall not, within a period of twenty-four (24) months thereafter (the “Non-Competition Term”), directly or indirectly, (i) enter into the employ of or render any services to any person or entity engaged in any business which is a Competitive Business (as defined below); (ii) engage in any Competitive Business for his or her own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity.

Exh. K-1-18

由于雇员负责做出高级别的行政决策，并可以接触到公司的商业秘密 (包括技术、商业秘密和非专利技术)，不论是否有一个合法的原因，本协议后, 在公司没有事先书面同意的情况下，在二十四(24)个月（“竞业禁止期间”）之内，雇员不得直接或间接地(i) 受雇于任何从事竞争性业务（定义如下）的个人或实体，或向其提供服务；(ii) 为他/她自己的利益从事竞争性业务；(iii) 作为个人、合伙人、股东、债权人、董事、高级管理人员、负责任、代理人、雇员、受托人、顾问或任何其他关系或身份而与竞争性业务发生联系或感兴趣。

For the purpose of this Agreement, the term “Competitive Business” shall mean any business which operates in any current or planned aspect of the business conducted by the Company or any other member of the Company Group (as defined in the Employment Agreement) (including without limitation business of sales, design, engineering, manufacturing, installation, and R&D of non-standard construction equipment and technical consultation on the development and maintenance of railways (high speed & conventional), highways and bridges in China) or planned geographic market of the Company and any member of the Company Group.
在本协议中， “竞争性业务”是指任何正在或将要与公司或公司集团任何成员 (如雇用协议中定义)的业务相重合的业务 (包括但不限于非标施工设备的销售、设计、工程、制造、安装调试、研发，以及铁路(高速铁路和传统铁路)、公路、及桥梁的开发和维护方面的技术咨询)，或公司及公司集团任何成员计划的区域市场。

Both parties agree that on or prior to the last day of its employment with the Company, the Company shall notify the Employee in writing of the terms of non-competition in accordance with relevant requirements of applicable laws and such terms shall include the amount of the compensation payable monthly to the Employee, which shall be equal to one third (1/3) of Employee’s monthly salary for the year immediately preceding to the termination of the employment (the “Non-Competition Compensation”).  During the Non-Competition Period, the Non-Competition Compensation shall be paid to Employee at the end of each month in accordance with the Company’s standard pay policies. The Employee acknowledges that the Non-Competition Compensation is in exchange for his no-competition obligation to the Company during the Non-Competition Period in accordance with the provisions of this Article.   Notwithstanding the foregoing, the Company may elect, at its sole discretion, not to pay the Non-Competition Compensation and release the Employee of any non-competition obligations set forth in this Agreement by sending a notice in writing to the Employee on or prior to the termination date of the employment.  Under such circumstance, the Company shall not liable to pay any Non-Competition Compensation to the Employee.

Exh. K-1-19

双方同意，在受雇用截止之日或之前，公司将依据相关法律要求以书面方式通知雇员竞业禁止条款，包括公司应按月支付给雇员的补偿金金额，该补偿金金额相当于雇佣关系终止前一年雇员月收入的三分之一 (“竞业禁止补偿金”)。在竞业禁止期间，竞业禁止补偿金将根据公司的支付规则在每月月底支付。雇员承认竞业禁止补偿金是用于补偿他在竞业禁止期间依据相关条款规定向公司履行的竞业禁止义务。尽管有前款规定，在雇用协议终止前或终止当日，公司可以自行决定书面通知雇员免除雇员的竞业禁止义务及不支付雇员竞业禁止补偿金。在这样的情况下，公司没有承担支付雇员竞业禁止补偿金的义务。

For avoidance of any doubt, regardless of payment or non-payment of the Non-Competition Compensation, the Employee’s non-competition obligations and undertakings owed to the Company and/or the Company Group under other legal documents in his capacity other than as an employee of the Company shall not be affected in any way by the provisions contained herein.
为避免任何疑问，不论支付或未支付雇员竞业禁止补偿金，雇员在其它合约规定下以雇员以外的身份对公司及公司集团成员承担的竞业禁止义务和承诺，不受本协议项下任何条款的影响。

4.	Non-solicitation. 禁止劝诱

For two years following the last date of employment, the Employee shall not, either for his/her own account or for the account of any other person: (i) solicit, induce, attempt to hire, or hire any employee or contractor of the Company or any member of the Company Group or any other person who may have been employed or engaged by the Company or any member of the Company Group during the term of his/her employment with the Company unless that person has not worked with the Company or any member of the Company Group, as the case may be, within the twelve month period following his/her last day of employment with the Company; (ii) solicit business or relationship in competition with the Company or any member of the Company Group from any of the Company’s or any member of the Company Group’s customers, suppliers or partners or any other entity with which the Company or any member of the Company Group does business; (iii) assist in such hiring or solicitation by any other person or business entity or encourage any such employee to terminate his employment with the Company or any member of the Company Group; or (iv) encourage any such customer, supplier or partner or any other entity to terminate its relationship with the Company or any member of the Company Group, or change its relationship with the Company or any member of the Company Group, in such a way that would have any negative consequence on the financial condition, operations, assets, business, properties or prospects of the Company.
协议终止后的两年内，雇员不得为了自己的利益或者他人利益而做出以下行为：(i) 劝诱、诱导、企图雇用或雇用公司或公司集团任何成员的任何雇员或承包商、或在雇员本人在职期间已被公司雇用或聘用的其他人，但是不包括在雇员离职后一年期限内已不为公司或公司集团任何成员工作的任何人。(ii) 从公司或公司集团成员的任何客户、供应商或者合作伙伴或公司或公司集团成员与之有业务往来的其他实体处取得与公司或公司集团成员相竞争的业务或关系。(iii)协助其他人或者经济实体进行上述雇佣或招揽行为，或者煽动员工与公司或公司集团成员解除劳动关系。 (iv)煽动客户、供应商、合作伙伴或者其他经济实体与公司或公司集团成员解除合作关系，或者改变与公司或公司集团成员的业务关系，导致公司的财务状况，经营，资产，业务，财产，前景等受到不良影响。

Exh. K-1-20

5.	Additional Obligations 附加义务

The obligations under this Agreement are in addition to, and not in substitution for, the Employee's obligations under the Employment Agreement.
在本协议项下的义务是附加的，并不可替换在雇用协议下的雇员义务。

6.	Survival of Agreement协议继续有效

This Agreement shall survive the termination of the Employment Agreement and the Employee shall be liable for any damages suffered by the Company as a result of the Employee’s breach of this Agreement.
本协议在雇用协议终止后仍然有效，雇员对于违反本协议而给公司造成的损失负有责任。

7.	Governing Law; Severability 适用法律

The formation, validity, interpretation, execution, amendment and termination of this Agreement shall be governed by the laws and regulations of China currently effective or published hereafter, including the Labour Law of the People’s Republic of China, the Labour Contract Law of the People's Republic of China and its implementing rules.  If this Agreement at any time conflicts with any applicable law and regulation, the Company and the Employee will comply with all legal requirements and shall promptly amend this Agreement accordingly. In the event any of the provisions of this Agreement shall be held unenforceable by a competent court or other juridical body, the other provisions of this Agreement shall remain in full force and effect.
本协议的订立、效力、解释、履行、变更、终止应当由当前有效的中国法律法规，包括中华人民共和国劳动法、中华人民共和国劳动合同法和其实施细则管辖。如果本协议在任何时间与任何适用的法律冲突，公司与雇员必须遵守法律法规的要求，并立即修改本协议。如本协议的部分条款被有管辖权的法院或其它司法机构认定为无效，本协议的其它条款仍保持充分有效。

8.	Dispute Resolution

The parties shall settle labour disputes in accordance with the following procedure:
双方将按如下程序解决劳动纠纷：
(a)	The parties shall first seek to settle any dispute arising from the performance of this Agreement through consultations.
双方应先通过协商解决因履行本协议所发生的任何争议。
(b)	If agreement cannot be reached through consultation, the parties shall apply for arbitration to a local labour dispute arbitration committee.

Exh. K-1-21

如果协商后，双方不能达成一致，双方应当向当地的劳动争议仲裁委员会申请仲裁。
(c)	If either party is not satisfied with an arbitral award, such party may bring a lawsuit in a court in China.
如果任何一方对于仲裁结果不满意，该方可以向中国的法院起诉。

9.	Language 语言

This Agreement shall be executed in both English and Chinese with the same legal effect.  Each of the Company and the Employee shall hold one set of this Agreement one (1) copy of the original.
本协议以中文和英文两种语言书就。中文和英文均具有同等法律效力。公司和雇员各持一份本协议的原件。

Exh. K-1-22

Dated this _____ day of _____, 2009.
日期：

BEIJING WOWJOINT MACHINERY CO., LTD.
北京万桥兴业机械有限公司

By:
Name: [ ]
Title: Chief Executive Officer

[ ]

Exh. K-1-23

Exhibit K-2

Form of Executive Employment Agreement

CHINA FUNDAMENTAL ACQUISITION CORPORATION

This Executive Employment Agreement (this “Agreement”) is dated as of ___________, 2009 by and between [   ] (the “Executive”) and CHINA FUNDAMENTAL ACQUISITION CORPORATION, a company registered and incorporated in the Cayman Islands (the “Company”).

The Company believes it is in the best interests of the Company to employ the Executive and incentive the Executive to serve the Company. Accordingly, the Company and the Executive agree to enter into this Employment Agreement.

Now therefore, in consideration of the mutual promises, covenants and agreements contained herein, the parties hereto agree as follows:

1.	Term of Agreement

(a)
This Agreement shall commence on [    ] (the “Start Date”) and will end on the third anniversary of the Start Date (the “Initial Term”). Commencing on the third anniversary of the Start Date, and each such anniversary thereafter, the term of the Executive’s employment shall automatically be extended for one (1) additional year, unless, no later than ninety (90) days prior to such anniversary, either party shall have given notice to the other that it does not wish to extend the Employment Period of this Agreement. Subject to the Company’s severance payment obligations set forth in Section 7 below, this Agreement may be terminated by either party with cause during the Initial Term or without cause after the Initial Term, on ninety (90) days written notice to the other party.

2.	Position and Duties

(a)	Executive shall be employed by the Company as [ ] and will directly report to [ ].
(b)
Executive shall perform such duties and responsibilities as are normally related to such position in accordance with the standards of the industry and any additional duties now or hereafter assigned to Executive by the Company. Executive shall abide by the Company’s rules, regulations, and practices as they may from time-to –time be adopted or modified.

(c)
Except upon the prior written consent of the Company, Executive will not, during the term of this Agreement, accept any other employment, or engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that might interfere with Executive’s duties and responsibilities hereunder or create a conflict of interest with the Company.

Exh. K-2-1

(d)
It is understood that the Company is in the process of restructuring and the Executive's role and responsibilities may be refined in accordance with the Company's evolving requirements.  The scope of the Executive's duties shall be determined from time to time in accordance with the needs of the Company by the Board of Directors.  The Company may reassign the Executive to a different position in the Company, or assign the Executive to work in any entity of the Company Group (as defined below) or a different location.  If appropriate, the level of the Executive’s salary and benefits will be increased or decreased in accordance with such new assignment.

For the purpose of this Agreement, and other relevant agreements entered into by and between the Company and the Executive, “Company Group” shall mean, collectively, (i) the Company; (ii) Authentic Genius Limited, a Hong Kong company, the wholly owned subsidiary of the Company; (iii) Beijing Xin Fu Industry Consulting Co., Ltd.(北京信赋兴业咨询有限公司), a wholly owned subsidiary of Authentic Genius Limited ; (iv) Giant Nova Holdings Limited, a British Virgin Islands company, a wholly owned subsidiary of the Company; (v) Beijing Wowjoint Machinery Co., Ltd. (北京万桥兴业机械有限公司), a PRC company, an affiliate of the Company; and any other direct or indirect subsidiary or affiliate of any of the foregoing companies that may be established from time to time.

3.	Compensation

The Executive will receive a monthly salary of RMB[                            ] and Performance Bonus as discretionarily determined by the Board of Directors of the Company from time to time. During the continuance of this Agreement, the Executive will be entitled to participate in and to receive benefits from all present and future medical and all other benefits made available generally to employees of the Company.

4.	Working Hours and Holidays

The Executive shall carry out her duties on a full-time basis, no less than Eight (8) hours each day, from Monday to Friday of every week. The Executive will be required to work in flexible working hours as needed to fulfill his/her duties.

The Executive is entitled to [  ] workings days paid leave per year in addition to the gazetted public holidays.

5.	Location of Work

The Executive will be required to work in such place(s), within or outside the jurisdiction of the People’s Republic of China (the “PRC”) as assigned by the Company. Such place may include but not limited to the premises of the Company’s related companies in Hong Kong.

Exh. K-2-2

6.	Inventions

If, during the term of this Agreement, the Executive performs work that results in the development of any inventions relating to processes, products or formula (the "Inventions"), such Inventions shall be the exclusive property of the Company, and the Executive shall promptly disclose the Inventions to the Company, and shall take all necessary steps, including the execution of documents, to vest ownership and control of the Inventions in the Company.  Notwithstanding the foregoing, the Executive shall have the right to retain ownership of all patents obtained on any Inventions made by the Executive during the Executive’s non-working hours, and without use of or reference to the Company's facilities, Confidential Information or materials.

7.	Termination of Employment and Severance Benefits

(a)	Termination of Employment. This Agreement may be terminated upon the occurrence of any of the following events:

(i)	The Company’s determination in good faith to terminate the Executive for Cause (as defined in Section 9 below);

(ii)
The effective date of a written notice sent to the Company from the Executive stating that the Executive is electing to terminate his employment with the Company (“Voluntary Termination”); provided that such effective date shall be no earlier than Ninety (90) days after delivery of written notice to the Company; or

(b)	Effect of Termination; Severance Benefits. Executive and Company each agrees that the following provisions shall apply in the event of termination of employment:

(i)
Voluntary Termination. If the Executive’s employment terminates by Voluntary Termination, then the Executive shall not be entitled to receive payment of any severance benefits. The Company shall have the option, in its sole discretion, to make Executive’s termination effective at any time prior to the end of such notice period as long as the Company provides Executive with all compensation to which he would be entitled for continuing employment through the last day of the notice period. Thereafter, all obligations of the Company under this Agreement shall cease.

Exh. K-2-3

(ii)
Involuntary Termination. After the third anniversary of the Start Date, except in situations where Executive’s employment is terminated for Cause, by death or by disability, in the event that the Company terminates Executive’s employment, Executive will be eligible to receive an amount equal to ninety (90) days of Executive’s then-current Base Salary payable in the form of salary continuation.

(iii)
Termination for Cause. The Company shall pay to Executive’s all compensation to which Executive is entitled up through the date of termination, and thereafter, all of the Company’s obligations under this Agreement shall cease.

(c)	Termination Obligations

(i)
Executive agrees that all property, including, without limitation, all   equipment, tangible proprietary information, documents, records, notes, contracts, and computer-generated materials furnished to or prepared by Executive incident to his employment belong to the Company and shall be promptly returned to the Company upon termination of Executive’s employment.

(ii)
Upon termination of Executive’s employment, Executive shall be deemed to have resigned from all offices and directorships then held with the Company and any subsidiary of the Company. Following any termination of employment, Executive shall cooperate with the Company in the winding up or transferring to other employees of any pending work and shall also cooperate with the Company in the defense of any action brought by any third party against the Company that relates to Executive’s employment by the Company.

(iii)	Executive agrees that his obligations under this Section as well as Section 8 shall survive the termination of employment and the expiration of this Agreement.

8.	Restrictive Covenants

(a)
Confidentiality Agreement. Executive acknowledges that it is the policy of the Company to maintain as secret and confidential all Confidential Information (as defined below), and that Confidential Information has been and will be developed at substantial cost and effort to the Company.  Executive shall neither during the employment (except in the proper performance of his duties) nor at any time (without limit) after its termination, directly or indirectly:

(i)	use for his own purposes or for those of any other person, company, business entity or other organization whatsoever; or
(ii)	disclose to any person, company, business entity or other organization whatsoever:

Exh. K-2-4

any trade secrets or confidential information relating or belonging to the Company or any other member of the Company Group including but not limited to any such information concerning manufacturing, management processes, technology, marketing, financial information, trade secrets, “know-how,” customers, certain methodologies and other information of the Company or any other member of the Company Group, and information relating to the products, procedures, business and services of the Company or any other member of the Company Group, any document marked 'Confidential' (or with a similar expression), or any information which Executive has been told is confidential or which he might reasonably expect the Company or any other member of the Company Group would regard as confidential, or any information which has been given to the Company or any other member of the Company Group in confidence by customer, supplier or other persons (“Confidential Information”).

The obligations contained in Section 8(a) shall cease to apply to any information or knowledge which may subsequently come into the public domain after the termination of employment other than by way of unauthorized disclosure.

(b)
Non-solicitation. For two years following the last date of employment, the Executive shall not, either for his/her own account or for the account of any other person: (i) solicit, induce, attempt to hire, or hire any employee or contractor of the Company or any other member of the Company Group or any other person who may have been employed or engaged by the Company or any other member of the Company Group during the term of his/her employment with the Company unless that person has not worked with the Company or any other member of the Company Group, as the case may be, within the twelve month period following his/her last day of employment with the Company; (ii) solicit business or relationship in competition with the Company or any other member of the Company Group from any of the Company’s or any other member of the Company Group’s customers, suppliers or partners or any other entity with which the Company or any other member of the Company Group does business; (iii) assist in such hiring or solicitation by any other person or business entity or encourage any such employee to terminate his employment with the Company or any other member of the Company Group; or (iv) encourage any such customer, supplier or partner or any other entity to terminate its relationship with the Company or any other member of the Company Group, or change its relationship with the Company or any other member of the Company Group, in such a way that would have any negative consequence on the financial condition, operations, assets, business, properties or prospects of the Company.

Exh. K-2-5

(c)
Non-Competition. Due to the fact that Executive is responsible for making senior level executive decisions and has access to the Company’s business secrets (including technical and commercial secrets as well as know-how), upon termination of this Agreement, whether or not for a legal cause, without the Company’s prior written consent Executive shall not, within a period of twenty-four (24) months thereafter (the “Non-Competition Term”), directly or indirectly, (i) enter into the employ of or render any services to any person or entity engaged in any business which is a Competitive Business (as defined below); (ii) engage in any Competitive Business for his or her own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity.

For the purpose of this Agreement, the term “Competitive Business” shall mean any business which operates in any current or planned aspect of the business conducted by the Company or any other member of the Company Group (including without limitation business of sales, design, engineering, manufacturing, installation, and R&D of non-standard construction equipment and technical consultation on the development and maintenance of railways (high speed & conventional), highways and bridges in China) or planned geographic market of the Company and any other member of the Company Group.

(d)
Executive acknowledges that the covenants contained in Sections 7(a),(b) and (c) are reasonable in the scope of the activities restricted, the geographic area covered by the restrictions, and the duration of the restrictions, and that such covenants are reasonably necessary to protect the Company’s legitimate interests in its Confidential Information and in its relationships with employees, customers and suppliers. The Executive further acknowledges such covenants are essential elements of this Agreement and that, but for such covenants, the Company would not have entered into this Agreement.

(e)	The Company and the Executive have each consulted with their respective legal counsel and have been advised concerning the reasonableness and propriety of such covenants.

9.	Definitions.

“Cause” shall mean (i) Executive commits a crime involving      dishonesty, breach or trust, or physical harm to any person; (ii) Executive willfully engages in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (iii) Executive commits a material breach of any Restrictive Covenants under Section 8 (a) (b) or (c) of this Agreement, which breach is not cured within Twenty (20) days after written notice to Executive from the Company; (iv) Executive willfully refuses to implement or follow a reasonable and lawful policy or directive of the Company, which breach is not cured within Twenty (20) days after written notice to Executive from the Company.

Exh. K-2-6

10.	Conflicts

Executive represents that his performance of all the terms of this Agreement will not breach any other agreement to which the Executive is a party. Executive has not, and will not during the term of this Agreement, enter into any oral or written agreement in conflict with any of the provisions of this Agreement. Executive further represent that he is entering into or has entered into an employment relationship with the Company of his own free will and that he has not bee solicited as an employee in any way by the Company.

11.	Miscellaneous Provisions.

(a)	Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the parties.
(b)	Sole Agreement. This Agreement, constitutes the sole agreement of the parties and supersedes all oral negotiations and prior writings with respect to the subject matter hereof.
(c)
Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without giving effect to the principles of conflict of laws.

(d)
Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the appropriate judicial authority will construe such provision by limiting or reducing it to the minimum extent necessary to make it legally enforceable.

(e)
Arbitration. In the event that any controversy, claim or dispute arises concerning either (a) the interpretation or (b) the performance by any party to this Agreement, of any of the terms hereof (a “Controversy”), the Parties shall promptly conduct negotiations in good faith to resolve such Controversy effecting as nearly as possible the intent and purposes of the Parties. Any resolution of such Controversy shall be set forth in a writing singed by each Party involved in such Controversy. If the Parties are unable to settle such Controversy within thirty (30) days, the Controversy or Controversies remaining shall be finally and exclusively settled by binding arbitration in Hong Kong under the rules of the Hong Kong International Arbitration Centre.

(f)	No Waiver. In no circumstances shall this Agreement be interpreted to mean that Executive has waived any rights, including due process, to which he is entitled under applicable law.

Exh. K-2-7

(g)
Advice of Counsel. Executive acknowledges that he has had the opportunity to consult legal counsel concerning this Agreement, that he has read and understands the Agreement, that he is fully aware of its legal effect, and that he has entered into it freely based on his own judgment and not on any representations or promises other than those contained in this Agreement.

[Signature Page Follows]

Exh. K-2-8

The parties have executed this Agreement the date first written above.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

By:
Name:
Capacity:

EXECUTIVE:

Signature:

Exh. K-2-9

Exhibit L

Payment of Chardan Fees

In the event that less than US$8,000,000 of the gross Available Funds is raised (before paying any Closing Expenses), Chardan Fee shall consist of the following two portions:

A = Chardan Fees×X/US$8,000,000; and

B =(Chardan Fees﹣A)/$8 per share

Where:

“A” shall mean the amount of Chardan Fees that shall be paid in cash;

“B” shall mean the number of Buyer Ordinary Shares into which Chardan Fees shall be converted;

“X” shall mean the actual amount of gross Available Funds (before paying any Closing Expenses).

No fractional Ordinary Shares shall be issued and the number of Ordinary Shares to be so issued shall be rounded to the nearest whole share (with one-half being rounded upward).

Exh. L

Annex B

THE COMPANIES LAW (2007 Revision)
Company Limited by Shares

THE SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(To be renamed to “Wowjoint Holdings Limited”, subject to the approval by the Registrar of Companies in the Cayman Islands)
(Adopted by way of a special resolution passed on [  ])

1.	The name of the Company is CHINA FUNDAMENTAL ACQUISITION CORPORATION, to be renamed to “Wowjoint Holdings Limited”, subject to the approval by the Registrar of Companies in the Cayman Islands.

2.
The Registered Office of the Company shall be at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KYI-1112, Cayman Islands or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and shall include, but without limitation, the following:

(a)	(i)
To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations.

(ii)
To carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including services.

(b)
To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(c)
To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licenses, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choses in action of all kinds.

(d)
To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organise any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient.

(e)
To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration therefor.

(f)
To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors or the Company likely to be profitable to the Company.

In the interpretation of this Memorandum of Association in general and of this Clause 3 in particular no object, business or power specified or mentioned shall be limited or restricted by reference to or inference from any other object, business or power, or the name of the Company, or by the juxtaposition of two or more objects, businesses or powers and that, in the event of any ambiguity in this clause or elsewhere in this Memorandum of Association, the same shall be resolved by such interpretation and construction as will widen and enlarge and not restrict the objects, businesses and powers of and exercisable by the Company.

4.
Except as prohibited or limited by the Companies Law (2007 Revision), the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this Memorandum of Association and the Articles of Association of the Company considered necessary or convenient in the manner set out in the Articles of Association of the Company, and the power to do any of the following acts or things, viz: to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company including uncalled capital or without security; to invest monies of the Company in such manner as the Directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to Members of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to Directors, officers, employees, past or present and their families; to purchase Directors and officers liability insurance and to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the Directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid PROVIDED THAT the Company shall only carry on the businesses for which a license is required under the laws of the Cayman Islands when so licensed under the terms of such laws.

5.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

6.
The share capital of the Company is US$50,000.00 divided into 49, 000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of a nominal or par value of US$0.001 each with such rights as the board may determine in accordance with the Articles of Association, with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (2007 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained PROVIDED ALWAYS that, notwithstanding any provision to the contrary contained in this Memorandum of Association, the Company shall have no power to issue  bearer shares, warrants, coupons or certificates.

7.
If the Company is registered as exempted, its operations will be carried on subject to the provisions of Section 193 of the Companies Law (2007 Revision) and, subject to the provisions of the Companies Law (2007 Revision) and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

We, the undersigned, are desirous of being formed into a Company pursuant to this Memorandum of Association and the Companies Law (2007 Revision), and we hereby agree to take the numbers of shares set opposite our name below.

Signature, Name, Occupation, and Address of Subscriber	Number of Shares Taken by Each Subscriber

For and on behalf of
Offshore Incorporations (Cayman) Limited
Corporation
of Scotia Centre, 4th Floor,
P.O. Box 2804,
George Town,
Grand Cayman KY1-1112
CAYMAN ISLANDS

_______________________________
(Sd.) Authorised Signatory

ONE ORDINARY SHARE

DATED  12 DEC 2007

WITNESS to the above signature:-
(Sd.) Beverly Clark
Of Scotia Centre, 4th Floor,
P.O. Box 2804,
George Town,
Grand Cayman KY1-1112
CAYMAN ISLANDS

I, Joy A. Rankine, Asst. Registrar of Companies in and for the Cayman Islands, DO HEREBY CERTIFY that this is a true copy of the Memorandum of Association of this Company duly incorporated on the 12th December, 2007.

_________________________________________
REGISTRAR OF COMPANIES (SD.)

The Companies Law (2007 Revision)
Company Limited by Shares

THE SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

CHINA FUNDAMENTAL ACQUISITION CORP.

(To be renamed to “Wowjoint Holdings Limited”,
subject to the approval by the Registrar of Companies in the Cayman Islands)

Adopted by way of a special resolution passed on [            ]

INDEX

SUBJECT	Article No.

TABLE A	8
INTERPRETATION	8
SHARE CAPITAL	10
ALTERATION OF CAPITAL	10
SHARE RIGHTS	12
VARIATION OF RIGHTS	12
SHARES	12
SHARE CERTIFICATES	13
LIEN	14
CALLS ON SHARES	15
FORFEITURE OF SHARES	16
REGISTER OF MEMBERS	17
RECORD DATES	18
TRANSFER OF SHARES	18
TRANSMISSION OF SHARES	20
UNTRACEABLE MEMBERS	20
GENERAL MEETINGS	21
NOTICE OF GENERAL MEETINGS	21
PROCEEDINGS AT GENERAL MEETINGS	22
VOTING	23
PROXIES	25
CORPORATIONS ACTING BY REPRESENTATIVES	26
ACTION BY WRITTEN RESOLUTIONS OF MEMBERS	27
BOARD OF DIRECTORS	27
DISQUALIFICATION OF DIRECTORS	28
EXECUTIVE DIRECTORS	28
DIRECTORS’ FEES AND EXPENSES	29
DIRECTORS’ INTERESTS	29
GENERAL POWERS OF THE DIRECTORS	30
BORROWING POWERS	31
PROCEEDINGS OF THE DIRECTORS	32
OFFICERS	33
REGISTER OF DIRECTORS AND OFFICERS	34
MINUTES	34

SEAL	34
AUTHENTICATION OF DOCUMENTS	35
DIVIDENDS AND OTHER PAYMENTS	35
RESERVES	39
CAPITALISATION	39
SUBSCRIPTION RIGHTS RESERVE	40
ACCOUNTING RECORDS	41
AUDIT	42
NOTICES	43
SIGNATURES	44
WINDING UP	45
INDEMNITY	46
AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY	46
INFORMATION	46

INTERPRETATION

TABLE A

1.             The regulations in Table A in the Schedule to the Companies Law (Revised) do not apply to the Company.

INTERPRETATION

2.	(1)
Certain of the terms contained in these Articles that are listed in the first column of the table below, unless the context otherwise requires, shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“capital”	the share capital from time to time of the Company.

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house recognized by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	China Fundamental Acquisition Corp. (to be renamed to “Wowjoint Holdings Limited”, subject to the approval by the Registrar of Companies in the Cayman Islands)

“competent regulatory authority”
a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“debenture” and	include debenture stock and debenture stockholder

“debenture holder”	respectively.

“Designated Stock Exchange”	the OTC Bulletin Board of the United States of America or such other exchange or interdealer quotation system upon which the Company’s securities are listed or quoted.

“dollars” and “$”	dollars, the legal currency of the United States of America.

“Exchange Act”	the Securities Exchange Act of 1934, as amended.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Law”	The Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“month”	a calendar month.

“FINRA”	The Financial Industry Regulatory Authority.

“NASD Rules”	the rules set forth in the NASD Manual .

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution passed at a general meeting (or, if so specified, a meeting of Members holding a class of shares) of the Company by a simple majority of the votes cast or by a written resolution.

“paid up”	fully paid up or credited as fully paid up.

“Register”
the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”
in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“special resolution”
a resolution passed at a general meeting (or, if so specified, a meeting of Members holding a class of shares) of the Company by a majority of not less than two thirds of the votes cast, as provided in the Law or by a written resolution; a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

“Statutes”	the Law and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company.

“year”	a calendar year.

(2)             In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

                                     (i)           “may” shall be construed as permissive;

                                     (ii)           “shall” or “will” shall be construed as imperative;

(e)
expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(h)
references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

SHARE CAPITAL

3.	(1)
The share capital of the Company at the date on which these Articles come into effect is US$50,000,000 divided into 49,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of a nominal or par value of US$0.001 each.

(2)
Subject to the Law, the Company’s Memorandum and Articles of Association and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

(3)	No share shall be issued to bearer.

ALTERATION OF CAPITAL

4.	The Company may from time to time by ordinary resolution in accordance with the Law alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)
without prejudice to the powers of the Board under Article 12, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favorable voting rights, must include the words “restricted voting” or “limited voting”;

(d)
sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e)
cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5.
The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6.
The Company may from time to time by special resolution, subject to any confirmation or consent required by the Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7.
Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and installments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8.
Subject to the provisions of the Law, the rules of the Designated Stock Exchange and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 12 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9.
Subject to the Law, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorized by its Memorandum of Association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable laws.

VARIATION OF RIGHTS

10.
Subject to the Law and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)
the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c)	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

11.
The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

12.	(1)
Subject to the Law, these Articles and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(2)
Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

(3)
The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13.
The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law. Subject to the Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14.
Except as required by law, no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

15.
Subject to the Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognize a renunciation thereof by the allottee in favor of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16.
Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

17.	(1)
In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2)
Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

18.
Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

19.
Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20.	(1)
Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2)
The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

21.
If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Company may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

22.
The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member of the Company or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

23.
Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfillment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

24.
The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorize some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

25.
Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favor.

26.	A call shall be deemed to have been made at the time when the resolution of the Board authorizing the call was passed and may be made payable either in one lump sum or by installments.

27.
A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and installments due in respect thereof or other moneys due in respect thereof.

28.
If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty percent (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

29.
No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or installments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

30.
On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

31.
Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an installment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

32.	On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

33.
The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or installments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

34.	(1)	If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2)
If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

35.
When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

36.	The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

37.
Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

38.
A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty percent (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

39.
A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

40.
Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

41.	The forfeiture of a share shall not prejudice the right of the Company to any call already made or installment payable thereon.

42.
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

43.	(1)	The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2)
The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

44.
The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board, at the Office or such other place at which the Register is kept in accordance with the Law or, if appropriate, upon a maximum payment of $1.00 or such other sum specified by the Board at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

45.
For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If corporate action without a general meeting is to be taken, the record date for determining the Members entitled to express consent to such corporate action in writing, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its head office. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

46.
Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

47.
The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favor of some other person.

48.	(1)
The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2)
The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3)
Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Law.

49.	Without limiting the generality of the last preceding Article, the Board may decline to recognize any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)
the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Law or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

50.
If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

51.
The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the Designated Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

52.
If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognized by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

53.
Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favor of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

54.
A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 75(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

55.	(1)
Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending checks for dividend entitlements or dividend warrants after the first occasion on which such a check or warrant is returned undelivered.

(2)	The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)
all checks or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorized by the Articles of the Company have remained uncashed;

(b)
so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)
the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3)
To give effect to any such sale the Board may authorize some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

56.	An annual general meeting of the Company shall be held in each year other than the year of the Company’s incorporation at such time and place as may be determined by the Board.

57.
Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held at such times and in any location in the world as may be determined by the Board.

58.
Only a majority of the Board or the Chairman or the Chief Executive Officer of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

NOTICE OF GENERAL MEETINGS

59.	(1)
An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)
in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent (95%) in nominal value of the issued shares giving that right;

(2)
The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

(3)
Members may seek to propose business (other than the nomination of candidates for election as directors) before an annual general meeting, provided that notice in writing is delivered to the head office of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual general meeting failing which any such proposed business shall not be considered. For the first annual general meeting after the closing of the Company’s initial public offering (“IPO”), notice must be delivered to the head office of the Company not later than the 90th day prior to the date of the annual general meeting or the 10th day following the day on which public announcement or Notice of the date of the annual general meeting is first made or sent by the Company failing which any such proposed business shall not be considered.

60.
The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61.	(1)	All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a)	the declaration and sanctioning of dividends;

(b)	consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c)	the election of Directors;

(d)	appointment of Auditors (where special notice of the intention for such appointment is not required by the Law) and other officers;

(e)	the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

(f)
the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 percent (20%) in nominal value of its existing issued share capital; and

(g)	the granting of any mandate or authority to the Directors to repurchase securities of the Company.

(2)
No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

62.
If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63.
The chairman of the Company shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy and entitled to vote shall elect one of their number to be chairman.

64.
The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65.
If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

66.
Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by he rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)	by the chairman of such meeting; or

(b)	by at least three Members present in person or in the case of a Member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(c)
by a Member or Members present in person or in the case of a Member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d)
by a Member or Members present in person or in the case of a Member being a corporation by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorized representative shall be deemed to be the same as a demand by a Member.

67.
Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

68.
If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange.

69.
A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

70.
The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

71.	On a poll votes may be given either personally or by proxy.

72.	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

73.
All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Law. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

74.
Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

75.	(1)
A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2)
Any person entitled under Article 53 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

76.
No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

77.	If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

78.
Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

79.
The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorized to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

80.
The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

81.
Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

82.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

83.
Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

84.	(1)
Any corporation which is a Member may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorized shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorized is present thereat.

(2)
If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorize such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorization shall specify the number and class of shares in respect of which each such representative is so authorized. Each person so authorized under the provisions of this Article shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

(3)	Any reference in these Articles to a duly authorized representative of a Member being a corporation shall mean a representative authorized under the provisions of this Article.

ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

85.
Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares, in the case of an ordinary resolution, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and in the case of a special resolution, by all holders of outstanding shares, and shall be delivered to the Company by delivery to its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of general meetings are recorded.

BOARD OF DIRECTORS

86.	(1)
Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in accordance with paragraph (2) of this Article 86 and shall hold office until their successors are elected or appointed.

(2)	Subject to the Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3)
The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

(4)
No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5)
Subject to any provision to the contrary in these Articles, a Director may be removed by way of (i) an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement), or (ii) a two-thirds vote of the Board of Directors if such removal is for cause at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6)
A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(7)	The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

87.	[Intentionally Omitted]

88.	[Intentionally Omitted]

DISQUALIFICATION OF DIRECTORS

89.	The office of a Director shall be vacated if the Director:

(1)	resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2)	becomes of unsound mind or dies;

(3)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(4)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5)	is prohibited by law from being a Director; or

(6)	ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

90.
The Board may from time to time appoint any one or more of its body to be a chief executive officer or president to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

91.
Notwithstanding Articles 96, 97, 98 and 99, an executive director appointed to an office under Article 90 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

92.	[Intentionally Omitted]

93.	[Intentionally Omitted]

94.	[Intentionally Omitted]

95.	[Intentionally Omitted]

DIRECTORS’ FEES AND EXPENSES

96.
The Directors shall receive such remuneration as the Board may from time to time determine. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his duties as a Director. The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day.

97.
Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

98.
Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

99.
The Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS’ INTERESTS

100.	(a)
No contract or transaction between the Company and 1 or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which 1 or more of its Directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Director's or officer's votes are counted for such purpose, if:

(1)
The material facts as to the Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2)
The material facts as to the Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Members entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Members; or

(3)	The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the Members.

(b)	Common or interested Directors may be counted in determining the presence of a quorum and may vote at a meeting of the Board or of a committee which authorizes the contract or transaction.

101.	[Intentionally Omitted]

102.	[Intentionally Omitted]

103.	[Intentionally Omitted]

GENERAL POWERS OF THE DIRECTORS

104.
The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2)	Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(b)
To give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(c)	To resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Law.

105.	[Intentionally Omitted]

106.
The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorized under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

107.
The Board may entrust to and confer upon a chief executive officer, president, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

108.
All checks, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

109.	(1)
The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2)
The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

110.
The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

111.	Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

112.
Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

113.	(1)
Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2)
The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Law in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

114.
The Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall not have an additional or casting vote and the resolution shall fail.

115.
A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

116.	(1)	The quorum necessary for the transaction of the business of the Board shall be equal to a majority of the Board.

(2)
Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3)
Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

117.
The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

118.
The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

119.	A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

120.	(1)
 The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2)
All acts done by any such committee in conformity with such regulations, and in fulfillment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

121.
The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

122.
A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

123.
All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

124.	[Intentionally Omitted]

125.	[Intentionally Omitted]

126.	[Intentionally Omitted]

OFFICERS

127.	(1)
The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Law and these Articles.

(2)
The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3)	The officers shall receive such remuneration as the Directors may from time to time determine.

128.	(1)
The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2)
The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Law or these Articles or as may be prescribed by the Board.

129.	The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

130.
A provision of the Law or of these Articles requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

131.
The Company shall cause to be kept in one or more books at its Office a Register of Directors and officers in which there shall be entered the full names and addresses of the Directors and officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and officers as required by the Law.

MINUTES

132.	(1)	The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)
of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

SEAL

133.	(1)
The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorized by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2)
Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorized agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

134.
Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favor of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

135.	[Intentionally Omitted]

DIVIDENDS AND OTHER PAYMENTS

136.
Subject to the Law, the Company in general meeting or the Board may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

137.
Dividends may be declared and paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Law.

138.	Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)
all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

139.
The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

140.
The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

141.	No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

142.
Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

143.
All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

144.
Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

145.	(1)	Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)
that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)
the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)
the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalize and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)
that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)
the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)
the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalize and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a)
The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)
The Board may do all acts and things considered necessary or expedient to give effect to any capitalization pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorize any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3)
The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4)
The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5)
Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalization issues, distributions of realized capital profits or offers or grants made by the Company to the Members.

RESERVES

146.	(1)
The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Law. The Company shall at all times comply with the provisions of the Law in relation to the share premium account.

(2)
Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

147.
The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealized profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

148.
The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorize any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

149.	The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Law:

(1)
If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)
as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalized and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)
the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)
upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)
the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)
the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalized and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)
if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2)
Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3)
The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4)
A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

150.
The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Law or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

151.
The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorized by the Board or the Company in general meeting.

152.
Subject to Article 153, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 56 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

153.
Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 152 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

154.
The requirement to send to a person referred to in Article 152 the documents referred to in that article or a summary financial report in accordance with Article 153 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 152 and, if applicable, a summary financial report complying with Article 153, on the Company’s computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.

AUDIT

155.	Subject to applicable law and rules of the Designated Stock Exchange:

(1)
At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2)
A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor.

(3)
The Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

156.	Subject to the Law the accounts of the Company shall be audited at least once in every year.

157.	The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

158.
If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

159.
The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

160.
The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

161.
Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice or other document is available there (a “notice of availability”). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

162.	Any Notice or other document:

(1)
if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(2)
if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company’s website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member; and

(3)
if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant dispatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, dispatch or transmission shall be conclusive evidence thereof.

163.	(1)
Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2)
A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3)
Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

164.
For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorized representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

165.	(1)	[Intentionally Omitted]

(2)	(a)	The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(b)	A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

166.	(1)
Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2)
If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(3)
In the event of winding-up of the Company in the People’s Republic of China, every Member of the Company who is not for the time being in the People’s Republic of China shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in the People’s Republic of China and stating that person’s full name, address and occupation upon whom all summonses, notices, process, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee, whether appointed by the Member or the liquidator, shall be deemed to be good personal service on such Member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such Member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

INDEMNITY

167.	(1)
The Directors, Secretary and other officers and every Auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2)
Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION
AND NAME OF COMPANY

168.
No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

169.
No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

PROXY
CHINA FUNDAMENTAL ACQUISITION CORPORATION
Room 2301, World-Wide House
19 Des Voeux Road, Central, Hong Kong

SPECIAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF CHINA FUNDAMENTAL ACQUISITION CORPORATION

The undersigned appoints Chun Yi Hao and Hope Ni, and each of them with full power to act without the other, as proxies, each with the power to appoint a substitute, and thereby authorizes either of them to represent and to vote, as designated on the reverse side, all ordinary shares of China Fundamental Acquisition Corporation held of record by the undersigned on January 15, 2010 at the Special Meeting of Shareholders to be held on February 12, 2010, and any postponement or adjournment thereof.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS AND “FOR” EACH OF THE DIRECTOR NOMINEES NAMED IN THE PROXY STATEMENT.  THE BOARD OF DIRECTORS OF CHINA FUNDAMENTAL ACQUISITION CORPORATION RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS AND “FOR” EACH OF THE DIRECTOR NOMINEES SHOWN ON THE REVERSE SIDE OF THIS PROXY CARD.

(Continued and to be signed on reverse side)

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PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS AND “FOR” EACH OF THE DIRECTOR NOMINEES NAMED IN THE PROXY STATEMENT. THE BOARD OF DIRECTORS OF CHINA FUNDAMENTAL ACQUISITION CORPORATION RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS AND “FOR” EACH OF THE DIRECTOR NOMINEES.

1.
The approval of the acquisition by China Fundamental Acquisition Corporation (“CFAC”) of all of the outstanding shares of the parent and associated companies of Beijing Wowjoint Machinery Co., Ltd. (collectively “Wowjoint”), resulting in Wowjoint becoming a direct wholly owned subsidiary of CFAC and the transactions contemplated by the share purchase agreement, dated as of November 30, 2009.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

Only if you voted “AGAINST” Proposal Number 1and you hold ordinary shares of CFAC issued in its initial public offering, you may exercise your redemption rights and demand that CFAC redeem your ordinary shares into a pro rata portion of the trust account by marking the “Exercise Redemption Rights” box below. If you exercise your redemption rights, then you will be exchanging your ordinary shares of CFAC for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the transaction is completed and you tender your shares to CFAC’s transfer agent prior to the shareholder meeting relating to the acquisition.

EXERCISE REDEMPTION RIGHTS			☐

2.	The election of four directors to the Board of Directors of CFAC, each to serve until his or her term has expired and until his successor is duly elected and qualified.	FOR ALL NOMINEES	WITHHOLD AUTHORITY FOR ALL NOMINEES	FOR ALL EXCEPT (See instructions below)
	NOMINEES:	☐	☐	☐

Yabin Liu
Fude Zhang
Jibing Li
Chun Liu

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you with to withhold.
○ ○ ○ ○

3.	The approval of CFAC’s Second Amended and Restated Memorandum and Articles of Association to change CFAC’s corporate name to Wowjoint Holdings Limited.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	The approval of CFAC’s Second Amended and Restated Memorandum and Articles of Association as described in the proxy statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.	The approval of any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies.	FOR ☐	AGAINST ☐	ABSTAIN ☐

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT			☐

PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY.

Signature	Signature	Date

Sign exactly as name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If shareholder is a corporation, sign in full name by an authorized officer.

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